NOTICE OF MEETING AND
JOINT INFORMATION CIRCULAR

FOR THE
EXTRAORDINARY GENERAL MEETINGS
OF THE SHAREHOLDERS OF

AMERICAN BONANZA GOLD MINING CORP.

AND

INTERNATIONAL TAURUS RESOURCES INC.

CONCERNING THE PROPOSED BUSINESS COMBINATION
OF AMERICAN BONANZA GOLD MINING CORP.,
INTERNATIONAL TAURUS RESOURCES INC., A SUBSIDIARY
OF FAIRSTAR EXPLORATIONS INC. AND A SUBSIDIARY OF
AMERICAN BONANZA GOLD MINING CORP. TO FORM A
NEW COMPANY TO BE NAMED

AMERICAN BONANZA GOLD CORP.

to be held on March 24, 2005

Information herein is at January 31, 2005 (except where otherwise noted).

February 23, 2005

Bonanza

Dear Shareholder,

The directors of American Bonanza Gold Mining Corp. (’’American Bonanza’’) cordially invite you to attend the Extraordinary Meeting of Shareholders of American Bonanza (the “American Bonanza Meeting”) to be held at 2:00 PM Pacific Time, 24 March 2005 at the Terminal City Club, 837 West Hastings Street, Vancouver, BC, Canada.

At the American Bonanza Meeting, you will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the ’’Arrangement Resolution’’) approving a proposed arrangement (the ’’Arrangement’’) involving American Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”), a subsidiary of American Bonanza and a subsidiary of Fairstar. The full text of the Arrangement Resolution is reproduced at Appendix A to the joint management information circular (the ’’Circular’’) which accompanies this letter.

Pursuant to an agreement dated December 21, 2004 as subsequently amended (the “Arrangement Agreement”), American Bonanza and Taurus have agreed to complete a business combination and create a new gold company named AMERICAN BONANZA GOLD CORP. (“New Bonanza”) on the terms and subject to the conditions set out in the Arrangement Agreement. In addition to the property interests currently held by Bonanza and Taurus, new Bonanza will also acquire Fairstar’s 38% interest in the advanced exploration stage Fenelon Project, the other 62% of which is held by Taurus. Pursuant to the Arrangement Agreement, each American Bonanza Shareholder will be entitled to receive 0.25 of a common share of New Bonanza for each common share of American Bonanza held by such holder.

In connection with the Arrangement, shareholders of American Bonanza will be asked, among other things, to pass resolutions approving a stock option plan and appointing KPMG LLP, Chartered Accountants as auditors of the new company.

Our preparation for the American Bonanza Meeting included the following:

•	Updating detailed interim Financial Statements, with Auditor’s review.

•	Reviewing and updating corporate administration and governance matters.

•	Commissioning a new Copperstone Project technical report, which complies with National Instrument 43-101 standards.

•	Commissioning an independent Fairness Opinion to assist the Board of Directors and the shareholders as they consider their vote on the transaction.

•	Full public disclosure of the above and all other pertinent matters.

•	Application for all necessary approvals from the relevant securities and regulatory agencies.

•	A detailed examination of Taurus’s projects, other assets, liabilities and financial and other corporate records (the “Due Diligence”).

•
The inclusion of all of the above into the accompanying Joint Information Circular, which also contains legal discussion, tax consequences, plans for the operation of the new American Bonanza Gold Corp. and explanations of how the two companies will mesh, including logistical directions for shareholders such as how shares of Bonanza and Taurus are to be exchanged for shares of the new American Bonanza Gold Corp.

We ask you to consider the following advantages of the business combination:

•	It creates a fast-track approach to forging a more powerful, mid-tier gold company, which is the goal of both Taurus and Bonanza.

•	The merged company will have two high-grade, advanced projects, Copperstone and Fenelon, with near-term production and excellent exploration potential.

•	It will have a host of high-quality North American gold exploration properties, to provide additional opportunities for profitability in all gold market price cycles.

•	The new company will be well financed, with $10 million cash at the time of the merger, and it will have access to major additional funding sources.

•	It will have a complete, competent technical and corporate management team with experience in exploration, development and finance.

•
It will meet requirements for coverage by major analysts, investment by major institutions, and is expected to be listed on the Toronto Stock Exchange, which will greatly expand market awareness. This will directly enhance share liquidity and value.

•	It combines the various Fenelon interests into a more substantial entity and settles the Fairstar legal proceedings.

THE DIRECTORS OF AMERICAN BONANZA HAVE UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE AMERICAN BONANZA MEETING FOR THE REASONS SET FORTH IN THE CIRCULAR.

A description of the business combination of American Bonanza and Taurus, including the Arrangement and related transactions, is included in the Circular. The directors of American Bonanza believe that the Arrangement will create a mid-tier gold company which will be well positioned for continued growth.

The Arrangement Resolution requires the affirmative vote of not less than three quarters of the votes cast by American Bonanza Shareholders who vote in respect thereof, in person or by proxy, at the American Bonanza Meeting.

We hope you will be able to attend the American Bonanza Meeting. Whether or not you are able to attend, it is important that you be represented at the Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the notice of the American Bonanza Meeting and the Circular, to Computershare Trust Company of Canada at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the American Bonanza Meeting, but will ensure that your vote will be counted if you are unable to attend.

Vote in favour of the business combination. Together, we can forge an exciting new American Bonanza Gold Corp.

Any questions and requests for assistance relating to the American Bonanza Meeting may be directed by American Bonanza Shareholders to Mrs. Catherine Tanaka at 604-688-7523 or by email at ct@americanbonanza.com.

Sincerely,

signed “Brian Kirwin”

President and Chief Executive Officer
American Bonanza Gold Corp.

2

INTERNATIONAL TAURUS RESOURCES INC.

From the President

On 23 November, 2004, the Boards of Directors of both International Taurus Resources Inc. and American Bonanza Gold Mining Corp. announced their plan to form, through the business combination of Taurus and Bonanza, a new gold company to be known as “American Bonanza Gold Corp.”. This transaction is to be completed using a “Plan of Arrangement” structure whereby each Taurus share will be exchanged for 0.20 shares of the resulting new company and each Bonanza share will be exchanged for 0.25 shares of the new company. Fairstar Explorations Inc is also involved in the transaction, as it is to sell its 38-percent interest in the Fenelon Project, and certain other Casa Berardi mineral interests, to the new gold company for shares and cash. As a result of the proposed transactions, the shares of new American Bonanza Gold Corp., are expected to be held approximately 63.6 percent by existing Bonanza shareholders, 27.6 percent by existing Taurus shareholders and 8.8 percent by existing Fairstar shareholders.

Since Bonanza and Taurus announced plans to combine, we have been working diligently to prepare and finalize the documents and legal structure necessary for the combination and to prepare and inform the shareholders as they consider their vote at the upcoming Extraordinary Meeting of Shareholders on 24 March 2005.

Our preparation includes the following: x Updating detailed interim Financial Statements, with Auditor’s review. x Reviewing and updating corporate administration and governance matters.

•	Commissioning new Fenelon and Taurus (Cassiar) Project technical reports, which comply with all National Instrument 43-101 standards.

•	Commissioning an independent Fairness Opinion to assist the Board of Directors and the shareholders as they consider their vote on the transaction.

•	Full public disclosure of the above and all other pertinent matters.

•	Application for all necessary approvals from the relevant securities and regulatory agencies.

•	A detailed examination of Bonanza’s projects, other assets, liabilities and financial and other corporate records (the “Due Diligence”).

•	The distillation of all of the above into the accompanying Joint Information Circular, which also contains legal discussion, tax consequences, plans for the operation of the new American Bonanza Gold Corp. and explanations of how the two companies will mesh, including logistical directions for shareholders such as how shares of Bonanza and Taurus are to be exchanged for shares of the new American Bonanza Gold Corp.

This Joint Information Circular provides you, under one cover, with the most detailed data available on Bonanza and Taurus. It is a complete summary of the information on both companies that was evaluated during the “Due Diligence” process. It is also your guide as you consider your vote on the acceptability of the transaction.

The Board of Directors of Taurus, and Taurus’ executive, unanimously recommend that shareholders vote in favour of the combination of Bonanza and Taurus. After the intense “Due-Diligence” process, the advantages of the combination, for the Taurus shareholders and for both companies, are even more apparent. Your vote is to be counted at the Extraordinary Shareholders’ Meeting, which is scheduled for 2:00 PM Pacific Time, 24 March 2005, at the Terminal City Club, 837 West Hastings Street, in downtown Vancouver, BC, Canada. If you are not able to vote in person, send in your proxy. The proxy materials and directions are included in this package.

Vote in favour of the business combination. Together, we can forge a dynamic new American Bonanza Gold Corp.

William H Bird
President & Chief Executive Officer
International Taurus Resources Inc
(604)-681-9558 or (888)-827-6611
birdwill@aol.com
www.Taurusresources.com

2

Bonanza

AMERICAN BONANZA GOLD MINING CORP.
Suite 1606 - 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Telephone (604) 688-7523
Facsimile (604) 676-2461

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF AMERICAN BONANZA GOLD MINING CORP.

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Bonanza Meeting”) of holders of Class “A” common voting shares of AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Monday, March 24, 2005 at 2:00 p.m., local time, for the following purposes:

1.
To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Bonanza Arrangement Resolution”), with or without variation, approving a statutory plan of arrangement (the “Arrangement”) among Bonanza, a subsidiary of Bonanza named AMERICAN BONANZA GOLD CORP. (“New Bonanza”), International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and a subsidiary of Fairstar (“FairstarSub”) providing for, inter alia, the business combination of Bonanza, Taurus, FairstarSub and New Bonanza on the basis set forth in the accompanying Joint Information Circular (the “Circular”) of Bonanza and Taurus;

2.
Conditional upon the Arrangement being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving the proposed stock option plan for New Bonanza as described in the Circular;

3.	To appoint KPMG LLP, Chartered Accountants, as auditors of Bonanza and to authorize the directors to fix their remuneration;

4.	To consider any amendment to or variation of any matter identified in this Notice; and

5.	To transact such other business as may be properly brought before the Bonanza Meeting or any adjournment thereof.

All registered shareholders of Bonanza are entitled to attend and vote at the Bonanza Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the Bonanza Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. If a shareholder does not deliver a proxy to Computershare Trust Company of Canada on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on February 14, 2005 will be entitled to vote at the Bonanza Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 21, 2004 (the “Arrangement Agreement”) among Bonanza, Taurus, New Bonanza, Fairstar and FairstarSub. The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices J and K, respectively, to the Circular.

Pursuant to Section 3 of the Plan of Arrangement attached to the Arrangement Agreement, registered holders of Class “A” common voting shares of Bonanza have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their shares in accordance with the provisions of §237-247 of the British Columbia Business Corporations Act (the “BCA”). The right of dissent and the provisions of the BCA are described in the Circular under the heading “Dissenting Shareholders Rights”.

The Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 23rd day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Kirwin”

President, Chief Executive Officer and Director

2

INTERNATIONAL TAURUS RESOURCES INC.
Suite 920, 475 Howe Street
Vancouver, British Columbia V6C 2B0
Telephone: (604) 681-9558
Facsimile (604) 681-0122

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF INTERNATIONAL TAURUS RESOURCES INC.

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Taurus Meeting”) of holders of common shares of INTERNATIONAL TAURUS RESOURCES INC. (“Taurus”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Monday, March 24, 2005 at 2:00 p.m., local time, for the following purposes:

1.
To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Taurus Arrangement Resolution”), with or without variation, approving a statutory plan of arrangement (the “Arrangement”) among Taurus, American Bonanza Gold Mining Corp. (“Bonanza”), a subsidiary of Bonanza named American Bonanza Gold Corp. (“New Bonanza”), Fairstar Explorations Inc. (“Fairstar”) and a subsidiary of Fairstar (“FairstarSub”) providing for, inter alia, the business combination of Bonanza, Taurus, FairstarSub and New Bonanza on the basis set forth in the accompanying Joint Information Circular (the “Circular”) of Bonanza and Taurus;

2.
Conditional upon the Arrangement being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving the proposed stock option plan for New Bonanza as described in the Circular;

3.	To consider any amendment to or variation of any matter identified in this Notice; and

4.	To transact such other business as may be properly brought before the Taurus Meeting or any adjournment thereof.

All registered shareholders of Taurus are entitled to attend and vote at the Taurus Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the Taurus Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. If a shareholder does not deliver a proxy as aforesaid on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on February 14, 2005 will be entitled to vote at the Taurus Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 21, 2004 (the “Arrangement Agreement”) among Bonanza, Taurus, New Bonanza, Fairstar and FairstarSub. The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices J and K, respectively, to the Circular.

Pursuant to Section 3 of the Plan of Arrangement attached to the Arrangement Agreement, registered holders of common shares of Taurus have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their common shares in accordance with the provisions of §237-247 of the British Columbia Business Corporations Act (the “BCA”). The right of dissent and the provisions of the BCA are described in the Circular under the heading “Dissenting Shareholders Rights”.

The Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 23rd day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Dr. William H. Bird”

President, Chief Executive Officer and Director

2

NOTICE TO UNITED STATES		STOCK EXCHANGE LISTINGS	29
SHAREHOLDERS	iii
		PRICE RANGES AND TRADING
CAUTION REGARDING FORWARD		VOLUMES	29
LOOKING STATEMENTS	iv	Bonanza	29

CURRENCY AND EXCHANGE RATES	iv	Taurus	30
		CERTAIN CANADIAN FEDERAL INCOME
SUMMARY	v	TAX CONSIDERATIONS	30
GLOSSARY	1	General	30
		Residents of Canada	31
GENERAL PROXY INFORMATION	7	Non-Residents	33
Solicitation of Proxies	7
Appointment of Proxyholders	7	CERTAIN UNITED STATES FEDERAL
Voting of Proxies	8	INCOME TAX CONSEQUENCES	35
Advice to Beneficial (Non-Registered)		U.S. Federal Income Tax Consequences	35
Shareholders	8	Scope of this Disclosure	35
Revocation of Proxies	9	U.S. Federal Income Tax Consequences of the
		Arrangement	36
INFORMATION CONCERNING THE		Information Reporting; Backup Withholding
MEETINGS	9	Tax	41
Time, Date and Place	9	No Legal Opinion or IRS Ruling	41
Record Date and Shares Entitled to Vote	10
Matters to be Considered	10	SECURITIES LAWS CONSIDERATIONS	42
Principal Shareholders	10	Canadian Securities Laws	42
Quorum and Votes Required for Certain		U.S. Securities Laws	42
Matters	11	DISSENTING SHAREHOLDERS RIGHTS	45
Interests of Certain Persons in the		Address for Dissent Notices	46
Arrangement	11	Strict Compliance with Dissent Provisions
THE ARRANGEMENT	12	Required	47
Benefits of the Arrangement	12	RISK FACTORS OF THE ARRANGEMENT	47
Recommendation of the Bonanza Board	13
Recommendation of the Taurus Board	14	ADOPTION OF STOCK OPTION PLAN	48
Fairness Opinions	14	Form of Resolution	49
Exchange Procedures	18	Disinterested Shareholder Approval	49
Description of Plan of Arrangement	19	Recommendation	49
Shareholder and Court Approvals	20
Regulatory Approval of TSX-V and Listing on		BONANZA CHANGE OF AUDITOR	49
TSX	21	INFORMATION CONCERNING NEW
Consequences if Approvals Not Obtained	21	BONANZA FOLLOWING COMPLETION
THE ARRANGEMENT AGREEMENT	21	OF THE ARRANGEMENT	50
General	22	General	50
Exchange Ratio	22	Intercorporate Relationships	50
Treatment of Warrants and Options of		General Development of the Business	50
Bonanza and Taurus	22	Business Objectives	51
Representations and Warranties	23	Selected Pro Forma Consolidated Financial
Covenants	24	Information	51
Conditions to the Arrangement	26	Description of New Bonanza Common Shares
Non-Solicitation	27	and Preferred Shares	51
Superior Proposals	27	Description of New Bonanza Warrants	52
Termination and Termination Fees	27	Pro Forma Consolidated Capitalization	52
Expenses of the Arrangement	29	Fully Diluted Share Capital	52
		Going Forward Financing Plans	53
		Principal Shareholders	53

Directors and Officers	53	CONSENTS	61
Advisors to the Board of Directors	55
Directors and Officers	56	DOCUMENTS INCORPORATED BY
Corporate Cease Trade Orders or Bankruptcies	57	REFERENCE	62
Penalties or Sanctions	57
Personal Bankruptcies	58	OTHER MATTERS	62
Conflicts of Interest	58
Executive Compensation	58	AUDITORS’ CONSENTS	63
Indebtedness of Directors and Officers	58
Investor Relations Arrangements	58	APPROVAL OF AMERICAN BONANZA
Options to Purchase Securities	58	GOLD MINING CORP	64
Stock Option Plan	59
Changes to Corporate Legislation Affecting		APPROVAL OF INTERNATIONAL
New Bonanza	59	TAURUS RESOURCES INC	64
Auditors	61
Registrar and Transfer Agent	61
Legal Proceedings	61

NOTICE TO UNITED STATES SHAREHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Bonanza and Taurus in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and proxy statements under the U.S. Exchange Act.

The historical financial information for Bonanza and Taurus and the pro forma financial information included or incorporated by reference in this Circular are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain respects. See Note 10 to the audited financial statements of Bonanza for the years ended December 31, 2003, 2002 and 2001 which accompany this Circular as Appendix D, for a reconciliation of such financial statements to United States generally accepted accounting principles. The financial statements for Taurus included as Appendix G to this Circular do not contain a reconciliation to United States generally accepted accounting principles.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some of their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that a substantial portion of the assets of Taurus are, and of New Bonanza will be, located outside of the United States.

The unaudited pro forma condensed consolidated financial statements included in this Circular have been presented in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants Handbook and paragraph 6.1 of Ontario Securities Commission Rule 45-501 and prepared in accordance with Canadian generally accepted accounting principles. The unaudited pro forma condensed consolidated financial statements do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission and have not been prepared in accordance with or reconciled to United States generally accepted accounting principles.

All resource estimates included in this Circular have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System for mineral resources and reserves. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information included herein may not be comparable to similar information concerning U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Circular may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Bonanza is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the SEC. Bonanza and Taurus anticipate that, upon completion of the Arrangement, New Bonanza will succeed to Bonanza’s reporting requirements in the United States and commence filing periodic reports with the SEC. Bonanza’s SEC filings are, and New Bonanza’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This Circular includes “forward-looking statements” within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that Bonanza or Taurus expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Bonanza’s, Taurus’s or New Bonanza’s businesses, operations, plans and other such matters are forward-looking statements. When used in this Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

The statements made in this Circular about the anticipated impact the Arrangement may have on the combined operations of Bonanza, Taurus, New Bonanza and FairstarSub, as well as the benefits expected to result from the Arrangement, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to future financings, the price of gold and other precious and base metals, the timing and amount of estimated future production, costs of production and reserve and resource estimates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bonanza, Taurus, New Bonanza or FairstarSub to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations , risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors of the Arrangement” in Appendices C and F to this Circular. Risks involving New Bonanza that may affect results of operations, earnings and expected benefits of the combination of the companies are discussed under “Risk Factors of the Arrangement” in this Circular and under the heading “Risk Factors of the Arrangement” in Appendices C and F to this Circular. Although Bonanza and Taurus have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Circular and the Appendices hereto are in Canadian dollars, except where otherwise indicated. The following table sets forth:

(i)	the rates of exchange on years ended December 31, and the one month ended January 31, 2005 for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;
(ii)	the average exchange rates in effect on the last day of each month during such periods; and
(iii)	the high and low exchange rate during such periods,

in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	2005	2004	2003	2002	2001	2000
Rate at end of Period	1.2380	1.2036	1.2923	1.5800	1.5925	1.4995
Average Rate During Period	1.2253	1.3015	1.3915	1.5702	1.5519	1.4871
High Rate	1.2421	1.3968	1.5750	1.6128	1.6023	1.5600
Low Rate	1.1987	1.1844	1.2923	1.5108	1.4933	1.4350

Note: 2005 figures are for the one-month period ended January 31, 2005.

On January 31, 2005, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.2396 CDN.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached Appendices. Shareholders are encouraged to read this Circular and the attached Appendices carefully and in their entirety. In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized words and terms in this Summary have the same meanings set forth in the Glossary.

The Shareholder Meetings of Bonanza and Taurus (the “Meetings”)

This Circular is furnished in connection with the solicitation of proxies by management of each of Bonanza and Taurus for use at the Meetings.

Bonanza Meeting

The Bonanza Meeting will be held on March 24, 2005 at 2:00 p.m. (Vancouver time) at The Terminal City Club, 837 West Hastings, Vancouver, British Columbia. The purpose of the Bonanza Meeting is to consider the matters set forth in the Bonanza Notice of Meeting including, amongst other things, for the Bonanza Shareholders to consider, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the Bonanza Arrangement Resolution adopting and ratifying the Arrangement Agreement and the transactions contemplated thereby. The full text of the Bonanza Arrangement Resolution is set out as Appendix A in this Circular. The Bonanza Arrangement Resolution will require an affirmative vote of not less than 75% of the votes cast at the Bonanza Meeting. Conditional upon the Arrangement being approved, the Bonanza Shareholders will be asked to approve the New Bonanza Stock Option Plan. In addition, Bonanza Shareholders will be asked to appoint KPMG LLP as auditor of Bonanza.

Taurus Meeting

The Taurus Meeting will be held on March 24, 2005 at 2:00 p.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia. The purpose of the Taurus Meeting is to consider the matters set forth in the Taurus Notice of Meeting including, amongst other things, for the Taurus Shareholders to consider, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the Taurus Arrangement Resolution adopting and ratifying the Arrangement Agreement and the transactions contemplated thereby. The full text of the Taurus Arrangement Resolution is set out as Appendix B in this Circular. The Taurus Arrangement Resolution will require an affirmative vote of not less than 75% of the votes cast at the Taurus Meeting. Conditional upon the Arrangement being approved, the Taurus Shareholders will be asked to approve the New Bonanza Stock Option Plan.

The Arrangement

The Arrangement will result in the combination of the businesses of Bonanza and Taurus under New Bonanza. Subject to the completion of this business combination, Fairstar will transfer its 38% interest in the Fenelon Project and certain additional Casa Berardi Claims and interests to FairstarSub, and New Bonanza will acquire FairstarSub. Upon completion of the Arrangement, New Bonanza will hold a 100% interest in the Fenelon Project, free of currently outstanding litigation between Taurus and Fairstar, but subject to certain underlying royalty interests, and will hold a 100% interest in each of Bonanza, Taurus and FairstarSub. See “The Arrangement”.

Benefits of the Arrangement

The Bonanza Board and the Taurus Board believe that the Arrangement will have the following benefits for their respective shareholders:

(a)	New Bonanza will be a significantly stronger company than either Bonanza or Taurus alone and will have an excellent portfolio of exploration properties with potential for long-term growth;

(b)	New Bonanza will be well positioned to become a near term gold producer through the development of New Bonanza’s interests in the Copperstone Gold Project in Arizona, the Fenelon Project in Quebec and the Taurus gold project in British Columbia;

v

(c)	New Bonanza will have several U.S. and Canadian gold projects with excellent exploration potential;

(d)	New Bonanza will have a more diversified geographic base and asset portfolio with properties in Arizona, Quebec, British Columbia, Nevada and Ontario;

(e)
New Bonanza will have a market capitalization of approximately $55 million (based on the closing price of the Bonanza Shares and the Taurus Shares on the TSX-V on February 11, 2005 and including an implied value for the 6.5 million New Bonanza Shares to be issued to Fairstar) ($66 million, based on closing prices as at November 22, 2004, including an implied value for the 6.5 million New Bonanza Shares to be issued to Fairstar);

(f)
New Bonanza will have an experienced management team under Brian Kirwin and including Giulio Bonifacio, Joe Kircher and Dr. William Bird, with a proven ability to finance mineral exploration and development projects;

(g)
New Bonanza will have a strong balance sheet with approximately $11.3 million in cash and cash equivalents (assuming the Arrangement was effective as of September 30, 2004). See “Appendix I - Pro Forma Financial Statements of New Bonanza;

(h)	the Arrangement will result in the consolidation of a 100% interest (subject to underlying royalty interests) in the Fenelon Project under a single entity, New Bonanza; and

(i)
outstanding litigation between Fairstar and Taurus over the Fenelon Project, which has recently hindered the development of that project, will be settled, enabling New Bonanza to proceed with the development of its interest in the Fenelon Project.

See “The Arrangement”.

Shareholders Approvals Required

In order for the Arrangement to become effective, as provided in the Interim Order and by §288 of the BCA, it must be approved by an affirmative vote by holders of not less than three-quarters (75%) of Bonanza Shares and Taurus Shares represented in person or by proxy at each of the Meetings. If more than 2% of the Bonanza Shares or the Taurus Shares become the subject of dissent rights the Arrangement may be terminated and should Bonanza or Taurus fail to approve the Arrangement by the requisite special majority, the Arrangement will be terminated. In addition, if the Fairstar Shareholders do not approve the Fairstar Arrangement under the CBCA by the requisite special majority or if Fairstar and FairstarSub terminate their involvement in the Arrangement, the Arrangement may still proceed but without the acquisition of FairstarSub. See “The Arrangement Agreement – Conditions to the Arrangement” and “The Arrangement - Consequences if Approvals Not Obtained.

Recommendation of the Boards of Directors

Bonanza Board of Directors

The Bonanza Board of Directors unanimously recommends that Bonanza Shareholders vote IN FAVOUR of the Bonanza Arrangement Resolution, the resolution to change the auditor of Bonanza to KPMG LLP and conditional upon the Arrangement being approved, the Stock Option Plan Resolution. See “The Arrangement”, “Adoption of Stock Option Plan” and “Bonanza Change of Auditor”.

Taurus Board of Directors

The Taurus Board of Directors unanimously recommends that Taurus Shareholders vote IN FAVOUR of the Taurus Arrangement Resolution and, conditional upon the Arrangement being approved, the Stock Option Plan Resolution. See “The Arrangement” and “Adoption of Stock Option Plan”.

Fairness Opinions

Bonanza

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Bonanza Board considered, among other things, the Friedrich Fairness Opinion. The Friedrich Fairness Opinion concludes that, as of February 7, 2005, the Arrangement is fair from a financial point of view to the Bonanza Shareholders. The complete text of the Friedrich Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix E. The Friedrich Fairness Opinion is not and should not be construed as a valuation of Bonanza, Taurus, FairstarSub or their respective assets or securities or as a recommendation to any Bonanza Shareholder to vote in favour of the Bonanza Arrangement Resolution. Bonanza Shareholders are urged to read the Friedrich Fairness Opinion in its entirety. See “The Arrangement – Fairness Opinions”.

Taurus

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Taurus Board considered, among other things, the First Associates Fairness Opinion. The First Associates Fairness Opinion concludes that, as of February 15, 2005, the Arrangement is fair from a financial point of view to Taurus and the Taurus Shareholders. The complete text of the First Associates Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix H. The First Associates Fairness Opinion is not and should not be construed as a valuation of Bonanza, Taurus, FairstarSub or their respective assets or securities or as a recommendation to any Taurus Shareholder to vote in favour of the Taurus Arrangement Resolution. Taurus Shareholders are urged to read the First Associates Fairness Opinion in its entirety. See “The Arrangement – Fairness Opinions”.

Court Approval

Provided that the Arrangement is approved by the requisite majorities of shareholders of Taurus and Bonanza and certain other conditions are met, Bonanza, Taurus, New Bonanza and FairstarSub will make application to the Court for the Final Order at 10:00 a.m. Vancouver time, (or so soon thereafter as legal counsel can be heard) on the date which is three business days after the last of the Bonanza and Taurus approve the Arrangement at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. In addition, if the Fairstar Shareholders do not approve the Fairstar Arrangement by the requisite special majority, or if Fairstar and FairstarSub terminate their involvement in the Arrangement, the Arrangement may still proceed but without the acquisition of FairstarSub. The Final Order is not effective until filed with the Registrar of Companies for British Columbia and the Final Order will only be filed when all other conditions to closing have been met. At the hearing for the Final Order any security holder or creditor of Bonanza, Taurus, New Bonanza or FairstarSub has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. A copy of the proposed form of Final Order is attached as Appendix K. (See also Appendix J - Interim Court Order.) Fairstar will make a separate application for a final order approving the Fairstar Arrangement under the provisions of the CBCA.

Regulatory Approval of TSX Venture Exchange (“TSX-V”) and Listing on The Toronto Stock Exchange (the “TSX”)

The TSX has conditionally agreed to list the New Bonanza Shares on the TSX subject to fulfillment of the general listing requirements of the TSX which are expected to be met in conjunction with the completion of the Arrangement. As both Bonanza and Taurus are currently listed on the TSX-V, application was also made to the TSX-V to approve the Arrangement. Bonanza and Taurus expect to receive final approval of the Arrangement from the TSX-V, if necessary, in the ordinary course prior to the Effective Date. Fairstar has received the conditional approval of the TSX for the disposition of the Fenelon Project and the Casa Berardi claims.

Exchange Procedures

At or promptly after the Effective Time, New Bonanza will deposit with Computershare or otherwise make available certificates representing the number of New Bonanza Shares required to be issued to the Bonanza Shareholders and Taurus Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement. Upon surrender to Computershare for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Bonanza Shares and Taurus Shares (excluding shares held by Dissenting Shareholders) together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as Computershare may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and Computershare will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of New Bonanza Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional New Bonanza Shares will be issued to Bonanza Shareholders or Taurus Shareholders upon the surrender of Bonanza Shares and Taurus Shares for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Bonanza Shares and Taurus Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing New Bonanza Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement. See “The Arrangement - Exchange Procedures”.

Description of Plan of Arrangement

Subject to certain conditions, Bonanza and Taurus will combine their respective businesses under one successor company, New Bonanza. Subject to completion of this business combination, Fairstar has agreed to transfer its 38% interest in the Fenelon Project and its interests in the Casa Berardi Claims to its wholly-owned subsidiary, FairstarSub, and sell FairstarSub to New Bonanza.

The essential terms of the Arrangement are as follows:

(a)	Bonanza Shareholders will receive one New Bonanza Share for each four Bonanza Shares held;

(b)	Taurus Shareholders will receive one New Bonanza Share for each five Taurus Shares held;

(c)	All incentive stock options and share purchase warrants of Taurus and Bonanza outstanding as at the effective date of the Arrangement will be reissued by New Bonanza in accordance with the respective share exchange ratios set out above;

(d)	Fairstar will receive an aggregate of 6,500,000 New Bonanza Shares, which Fairstar has agreed to distribute to the Fairstar Shareholders, in consideration for the transfer of FairstarSub;

(e)	New Bonanza will pay to or on behalf of Fairstar the amount of $300,000 on the effective date of the Arrangement; and

(f)	The Board of Directors of New Bonanza will consist of the following seven members:

(i) Ron Netolitzky, Robert McKnight, Brian Kirwin and Giulio Bonifacio (the four persons nominated by Bonanza);

(ii) Donald Lay and Jim Bagwell (the two persons nominated by Taurus); and

(iii) Carl Ravinsky (the person nominated by Fairstar).

See “The Arrangement”, “The Arrangement Agreement”, and “Information Concerning New Bonanza Following Completion of the Arrangement”.

Treatment of Bonanza and Taurus Options and Warrants

The Arrangement Agreement and the Plan of Arrangement provide that each four Bonanza Options or Bonanza Warrants will be exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration per New Bonanza Share for such New Bonanza Options and New Bonanza Warrants will be equal to four times the exercise consideration payable for the exercise of the corresponding Bonanza Options and Bonanza Warrants. Each New Bonanza Option and New Bonanza Warrant will entitle the holder to receive, upon exercise, one New Bonanza Share.

The Arrangement Agreement and the Plan of Arrangement provide that each five Taurus Options or Taurus Warrants will be exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration per New Bonanza Share for such New Bonanza Options and New Bonanza Warrants will be equal to five times the exercise consideration payable for the exercise of the corresponding Taurus Options and Taurus Warrants. Each New Bonanza Option and New Bonanza Warrant will entitle the holder to receive, upon exercise, one New Bonanza Share.

See “The Arrangement Agreement - Treatment of Warrants and Options of Bonanza and Taurus”.

Summary of Arrangement Agreement

General

The Arrangement Agreement is dated effective December 21, 2004, as amended February 21, 2005, and is made among Bonanza, Taurus, Fairstar, FairstarSub and New Bonanza. The Arrangement Agreement provides for the combination of the businesses of Bonanza, Taurus and FairstarSub by way of a Plan of Arrangement effected under the provisions of the BCA.

Conditions to the Arrangement

The obligations of Bonanza and Taurus to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others, (i) the Arrangement Resolutions having been approved by the Bonanza Shareholders and the Taurus Shareholders at the Meetings; (ii) the Final Order having been granted by the Court; (iv) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement; (iii) the approval of the TSX-V and AMF to the Arrangement; (iv) holders of no greater than 2% of the outstanding Bonanza Shares or Taurus Shares having dissented in respect of the Arrangement Resolutions; and (v) the acceptance of the Plan of Arrangement for filing by the Registrar.

The obligations of Bonanza to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Taurus under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Bonanza result in a Material Adverse Change to Taurus; (ii) Taurus having complied in all material respects with its covenants in the Arrangement Agreement; (iii) there having been no Material Adverse Change with respect to Taurus; and (iv) Bonanza having received written advice from a qualified person to the general effect that the terms of the Arrangement are fair from a financial point of view to the Bonanza Shareholders (to be satisfied by the Friedrich Fairness Opinion); and (v) the delivery by Taurus of all consents required pursuant to any change of control clauses in any agreements to which Taurus is a party.

The obligations of Taurus to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Bonanza under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Taurus result in a Material Adverse Change to Bonanza; (ii) Bonanza having complied in all material respects with its covenants in the Arrangement Agreement; (iii) there having been no Material Adverse Change with respect to Bonanza; and (iv) Taurus having received written advice from a qualified person to the general effect that the terms of the Arrangement are fair from a financial point of view to the Taurus Shareholders (to be satisfied by the First Associates Fairness Opinion); and (v) the delivery by Bonanza of all consents required pursuant to any change of control clauses in any agreements to which Bonanza is a party.

The obligations of Fairstar to complete the Fairstar Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) completion of the combination of Bonanza, Taurus and New Bonanza; (ii) the representations and warranties of Bonanza and Taurus under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Fairstar, result in a Material Adverse Change to Bonanza or Taurus; (iii) each of Bonanza and Taurus having complied in all material respects with their covenants in the Arrangement Agreement; (iv) there having been no Material Adverse Change to Bonanza or Taurus; (v) Fairstar having received written advice from a qualified person to the general effect that the Arrangement is fair, from a financial point of view, to the Fairstar shareholders; (vi) Fairstar having received the approval of its shareholders, the TSX and AMF for the Fairstar Arrangement; and (vii) Fairstar having received all necessary third party consents.

The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement as it relates to that party, except where such failure is the result of a breach of the Arrangement Agreement by such party.

If the Fairstar Shareholders do not approve the Fairstar Arrangement by the requisite special majority, or if Fairstar and FairstarSub terminate their involvement in the Arrangement, the Arrangement may still proceed but without the acquisition of FairstarSub.

Non-Solicitation

Pursuant to the Arrangement Agreement, Bonanza, Taurus and Fairstar have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal; or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent or restrict the directors of Bonanza, Taurus or Fairstar, as the case may be, (the “Target Party”) from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement. Each of Bonanza, Taurus and Fairstar must forthwith notify the other parties (the “Non-Target Parties”) of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

Until the Arrangement Agreement is terminated and any amount required to be paid by the Target Party pursuant to the Arrangement Agreement is paid to the Non-Target Parties, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless: (a) the Target Party has provided the Non-Target Parties with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) ten business days have elapsed from the later of the date on which the Non-Target Parties received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Parties received a copy of such Acquisition Proposal. The Non-Target Parties may, during such ten business day period, offer to amend the terms of the Arrangement Agreement. The Target Party will review the terms of any such proposed amendment, and may in good faith either accept such amendment or proceed with the Acquisition Proposal if the Target Party determines in good faith that the Acquisition Proposal is still a Superior Proposal.

Termination and Termination Fees

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by the mutual consent of the parties;

(b)	by either Bonanza, Taurus or Fairstar if any law or regulation is passed that makes completion of the Arrangement illegal or prohibited;

(c)	by Bonanza or Taurus respectively if:

x

	(i)	the Board of Directors of the other company fails to recommend or changes its approval or recommendation of the Arrangement Agreement or the Arrangement,

(ii)
through the fault of the other company (whether by commission or omission), this Arrangement is not, on or before the 10th day before the Termination Date, submitted for the approval of the shareholders of the applicable company,

	(iii)	the Board of Directors of the other company or any committee thereof shall have approved or recommended any Acquisition Proposal,

	(iv)	the other company enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal,

(v)
a take-over bid relating to the shares of the other company shall have been commenced and the other company shall not have sent to its shareholders, within ten (10) business days after such take-over bid is first published, sent or given, a statement disclosing that the other company recommends rejection of such take-over bid, or

(vi)
the other company (or any of its officers or directors) shall have provided any recommendation to the Shareholders or the Court in connection with the Final Order inconsistent with a recommendation in favour of the Arrangement;

(d)	by any of Bonanza, Taurus or Fairstar in order for the applicable company to enter into a definitive written agreement with respect to a Superior Proposal;

(e)	by Bonanza or Taurus if the Bonanza Shareholders or Taurus Shareholders do not approve the Arrangement Resolutions at the Meetings;

(f)	by Fairstar if Taurus and Bonanza agree to change a provision of the Arrangement Agreement or the Plan of Arrangement which adversely affects Fairstar without Fairstar’s written consent; or

(g)
if Fairstar terminates the Arrangement as it relates to Fairstar and FairstarSub, then, notwithstanding the other provisions of the Arrangement Agreement, Bonanza has the right to terminate the Arrangement. If Bonanza exercises this right, Taurus has the right to require that Bonanza purchase $100,000 of units of Taurus, each unit consisting of one Taurus Share and one common share purchase warrant, at a price of $0.10 per unit or such other price as the TSX-V may require.

If either Bonanza, Taurus or Fairstar terminates (the “Terminating Party”) the Arrangement Agreement in connection with a Superior Proposal (a “Triggering Event”), then the Terminating Party shall pay to the other parties an amount in cash equal to 5% of market capitalization of the Terminating Party determined as of the close of business on the last business day prior to the date on which the Triggering Event occurred in immediately available funds. Such payment shall be made immediately following termination of the Arrangement Agreement.

Completion of the Arrangement

The closing of the Arrangement is expected to occur on or about March 30, 2005; however, it is possible that completion may be delayed later than this date if conditions to closing cannot be met on a timely basis.

Interest of Management and Others in Material Transactions

As of the date of mailing of this Circular, certain of the directors or officers of Bonanza and Taurus have a material interest in the Arrangement other than as an ordinary shareholder of Bonanza or Taurus. See “Information Concerning the Meetings - Interests of Certain Persons in the Arrangement”.

Certain Income Tax Considerations

A Canadian resident who holds Bonanza Shares or Taurus Shares as capital property and exchanges such shares for New Bonanza Shares under the Arrangement will generally not realize a capital gain or loss under the Tax Act unless the resident chooses to recognize gain or loss.

A non-resident who holds Bonanza Shares or Taurus Shares as capital property and exchanges such shares for New Bonanza Shares under the Arrangement will generally not be subject to tax under the Tax Act if the shares are not “taxable Canadian property”.

All Bonanza Shareholders and Taurus Shareholders, and holders of Bonanza or Taurus options or warrants, should review the more detailed information under “Certain Canadian Federal Income Tax Considerations” in the Circular and should consult with their own tax advisors for specific advice regarding their own particular circumstances.

Taurus, Bonanza, New Bonanza, Fairstar, and FairstarSub have agreed, pursuant to the Arrangement Agreement, to report the Arrangement as a tax-deferred transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Code and/or as a tax-deferred transaction that satisfies the requirements of Section 351(a) of the U.S. Code. U.S. Holders should be aware, however, that there can be no assurances that the Arrangement will, in fact, qualify as a tax-deferred transaction with respect to U.S. Holders. See “Certain United Stated Federal Income Tax Consequences”.

Holders of securities of Bonanza and Taurus should consult their tax advisers for specific advice concerning the tax consequences of the Arrangement.

Dissenting Shareholders Rights

Shareholders of Bonanza and Taurus are entitled as a consequence of the Arrangement to dissent and be paid the fair value of their Bonanza Shares and Taurus Shares, respectively, if such shareholders give notice that they object to the Arrangement and Bonanza and Taurus proceed to make it effective. The notice and dissent procedure requirements MUST BE STRICTLY OBSERVED. One of the conditions to the Arrangement proceeding is that notices of dissent are not received for a number of the Bonanza Shares or Taurus Shares in excess of 2% of their respective issued and outstanding common shares as that may make the Arrangement, in the opinion of Bonanza and Taurus, impractical. See “Dissenting Shareholder Rights”.

Risk Factors of the Arrangement

Bonanza Shareholders and Taurus Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolutions. These risk factors include certain risks related to the Arrangement which are discussed in greater detail herein under “Risk Factors of the Arrangement” and risks relating to the business of Bonanza and Taurus which are described under “Risk Factors of the Arrangement” in Appendices C and F to this Circular.

Bonanza Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the audited consolidated financial statements of Bonanza for each of the years in the three-year period ended December 31, 2003, 2002 and 2001, and from the unaudited interim consolidated financial statements of Bonanza for the nine month periods ended September 30, 2004 and 2003 (collectively, the “Bonanza Financial Statements”). The Bonanza Financial Statements are attached as Appendix D to this Circular and reference should be made to the Bonanza Financial Statements and the notes thereto and the auditor’s report thereon.

	Nine Months Ended
	September 30		Years Ended December 31
	2004	2003	2003	2002	2001
	(Unaudited)
Statement of Operations Data:
Net loss	$1,089,609	$430,677	$605,214	$485,054	$1,083,622
General and administrative expenses	877,319	307,224	403,222	195,444	232,902

	Nine Months Ended
	September 30		Years Ended December 31
	2004	2003	2003	2002	2001
	(Unaudited)
Exploration	267,115	190,928	304,212	236,104	72,601
Business development	113,584	78,635	93,100	54,265	–
Basic and diluted net loss per share	0.01	0.00	0.01	0.01	0.02

	As at	As at December 31
	September 30, 2004	2003	2002
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$11,427,854	$13,406,295	$1,616,691
Mineral Properties	16,394,579	11,406,116	8,749,879
Working capital	11,486,958	13,089,684	105,622
Total assets	28,199,640	25,006,389	10,659,685
Long-term debt, excluding current portion	–	–	867,680
Total Liabilities	616,726	804,211	2,963,607
Shareholders’ equity	$27,582,914	$24,202,178	$7,696,078

Taurus Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the audited consolidated financial statements of Taurus for each of the years in the three-year period ended March 31, 2004, 2003 and 2002, and from the unaudited interim consolidated financial statements of Taurus for the six-month period ended September 30, 2004 and September 30, 2003 (collectively, the “Taurus Financial Statements”). The Taurus Financial Statements are attached as Appendix G to this Circular and reference should be made to the Taurus Financial Statements and the notes thereto and the auditor’s report thereon.

	Six Months Ended
	September 30		Years Ended March 31
	2004	2003	2004	2003	2002
	(Unaudited)

Statement of Operations Data:
Net loss	$718,986	$24,493	$1,242,529	$387,639	$278,802
General and administrative expenses	397,429	162,953	458,993	348,225	255,492
Basic net loss per share	0.01	-	0.02	0.01	0.01
Diluted net loss per share	0.01	-	0.02	0.01	0.01

	As at	As at March 31
	September 30, 2004	2004	2003
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$187,419	$108,579	$455,218
Mineral Properties	14,716,805	10,906,797	7,997,825
Working capital	57,513	192,746	(1,379,937)
Total assets	16,115,925	12,187,831	8,703,235
Long-term debt	1,261,600	1,308,100	-
Total Liabilities	2,769,985	2,243,769	2,230,405
Shareholders’ equity	$13,345,940	$9,944,062	$6,472,830

Selected Pro-Forma Consolidated Financial Information

Appendix I attached to this Circular contains unaudited pro forma condensed consolidated financial information for New Bonanza based upon the completion of the Arrangement. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Arrangement occurred on September 30, 2004. The unaudited pro forma condensed consolidated statements of operations have been prepared for the year ended December 31, 2003 and the nine months ended September 30, 2004 on the basis that the Arrangement occurred on January 1, 2003. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of Bonanza and Taurus contained in Appendices D and G to this Circular.

	Nine Months ended	Year ended
	September 30, 2004	December 31, 2003
Statement of Operations Data:	(Unaudited)
Net loss	$2,988,168	$1,298,415
General and administrative expenses	1,430,242	547,448
Basic net loss per share	0.04	0.02

As at September 30,
2004
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$11,315,273
Working capital	11,244,471
Mineral properties	45,803,666
Total assets	58,707,847
Long-term debt, excluding current portion	1,261,600
Total liabilities, excluding future income tax	3,058,057
Shareholders’ equity	51,320,178

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular, including the preceding Summary. These terms are not always used herein and may not conform to the defined terms used in Schedules and Appendices to this Circular.

“Acquisition Proposal” means any proposal with respect to any Company for a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of such Company’s assets, or any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control, other than the Arrangement, except that insofar as Fairstar is concerned, this paragraph is limited to proposals which could affect its interests in the Fenelon Project or the Casa Berardi Claims.

“Amended Notice of Articles” means the amended notice of articles of New Bonanza in respect of the Arrangement that are required by the BCA to be filed with the Registrar after the Final Order is made in order to effect the Arrangement.

“AMF” means Autorité des Marchés Financiers, the securities regulatory authority in the Province of Quebec, Canada.

“Arrangement” means the arrangement under section 288 et. seq. of the BCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated for reference December 21, 2004 as subsequently amended among Bonanza, Taurus, New Bonanza, Fairstar and FairstarSub which was entered into for the purpose of effecting the Arrangement, a copy of which is available under the material documents filed by Bonanza and Taurus on SEDAR at www.sedar.com.

“Arrangement Resolutions” means the Bonanza Arrangement Resolution and the Taurus Arrangement Resolution. “BCA” means the Business Corporations Act (British Columbia), as amended. “Bonanza” means American Bonanza Gold Mining Corp., a corporation incorporated under the BCA.

“Bonanza Arrangement Resolution” means the Special Resolutions of the Bonanza Shareholders concerning the Arrangement, substantially in the form and content set out in Appendix A to this Circular.

“Bonanza Board” means the board of directors of Bonanza.

“Bonanza Exchange Ratio” means one New Bonanza Share for each four Bonanza Shares, which Bonanza Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.

“Bonanza Meeting” means the extraordinary general meeting of Bonanza Shareholders to be held on March 24, 2005, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order to approve the Arrangement Resolutions.

“Bonanza Mineral Properties” means those mineral properties, claims and leases in which Bonanza or the Bonanza Subsidiaries have an interest.

“Bonanza Notice of Meeting” means the notice of the Bonanza Meeting sent to Bonanza Shareholders together with this Circular.

“Bonanza Options” means the outstanding options to acquire Bonanza Shares which were issued pursuant to the Bonanza Stock Option Plan.

“Bonanza Shareholder” means a Person who is a registered holder of Bonanza Shares as shown on the share register of Bonanza at the appropriate time.

“Bonanza Shares” means the Class “A” common voting shares in the capital of Bonanza.

“Bonanza Stock Option Plan” means the stock option plan of Bonanza dated June 11, 2004, pursuant to which Bonanza Options may be issued to officers, directors, employees and consultants of Bonanza and the Bonanza Subsidiaries.

“Bonanza Subsidiaries” means, collectively, Bonanza Gold Inc., a corporation existing under the laws of Canada, Bonanza Exploration Inc., a corporation existing under the laws of Nevada, Asia Minerals (Philippines) Inc., a corporation existing under the laws of the Philippines, and New Bonanza.

“Bonanza Warrants” means the outstanding warrants to purchase Bonanza Shares issued by Bonanza.

“business day” means any day other than a Saturday, a Sunday or a civic or statutory holiday, within the meaning of the Interpretation Act (British Columbia), in Vancouver, British Columbia.

“Casa Berardi Claims” means 100% of Fairstar’s right, title and interest in and to the Gaudet “A”, Gaudet “C”, La Peltrié, La Peltrié “B” and Lanouiller claims, plus the 1% net smelter return royalty on the Northway claims, as more particularly described in Appendix R to this Circular.

“CBCA” means the Canada Business Corporations Act, as amended.

“Certified Plan of Arrangement” means the certified copy of the Plan of Arrangement to be issued by the Registrar pursuant to the provisions of the BCA giving effect to the Arrangement.

“Circular” means this joint management information circular, including all schedules and appendices hereto, sent to the Bonanza Shareholders and the Taurus Shareholders in connection with the Bonanza Meeting and the Taurus Meeting, respectively.

“Commissions” means the securities commissions of the provinces of British Columbia, Alberta, Ontario and Quebec.

“Company” means any one of Bonanza, Taurus, Fairstar, FairstarSub and New Bonanza and “Companies” means more than one of them as the context requires.

“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent of Bonanza, Taurus and New Bonanza.

“Court” means the Supreme Court of British Columbia.

“Dissent Notice” means a written objection to the Arrangement Resolutions made by a registered Bonanza Shareholder or Taurus Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures” means the dissent procedures described under “Dissenting Shareholders’ Rights”.

“Dissent Rights” means the right of a registered Bonanza Shareholder or Taurus Shareholder to dissent in respect of the Arrangement Resolutions in strict compliance with the Dissent Procedures as more particularly described in Appendix L to this Circular.

“Dissenting Shareholder” means a registered Bonanza Shareholder or Taurus Shareholder who dissents in respect of the Arrangement Resolutions in strict compliance with the Dissent Procedures.

“Effective Date” means the date on which a certified copy of the Final Order approving the Plan of Arrangement is accepted for filing by the Registrar, currently anticipated to be March 30, 2005.

“Effective Time” means 2:00 p.m. on the Effective Date at which the Arrangement becomes effective in accordance with its terms.

“Fairstar” means Fairstar Explorations Inc.

“Fairstar Arrangement” means the arrangement under section 192 of the CBCA pursuant to which Fairstar will distribute to the Fairstar Shareholders the New Bonanza Shares it receives as consideration for the sale of FairstarSub to New Bonanza.

“Fairstar Board” means the Board of Directors of Fairstar.

“Fairstar Information Circular” means the information circular (including all appendices thereto), notice of meeting and proxy form to be sent by Fairstar to Fairstar Shareholders soliciting, among other things, the Fairstar Shareholders Approval.

“Fairstar Meeting” means the extraordinary general meeting of Fairstar Shareholders, including any adjournment or adjournments thereof, to be held for the purposes of obtaining, among other things, the Fairstar Shareholders Approval.

“Fairstar Shareholders” means holders of common shares of Fairstar.

“Fairstar Shareholders Approval” means the required approval of the Fairstar Shareholders at the Fairstar Meeting of both:

(a)
the transfer of all of Fairstar’s right, title and interest in and to the Fenelon Project and Casa Berardi Claims to FairstarSub and the subsequent transfer of the shares of FairstarSub to New Bonanza for New Bonanza Shares and cash as set out in the Plan of Arrangement; and

(b)	the subsequent distribution by redemption, dividend or otherwise of the New Bonanza Shares to the Fairstar Shareholders pursuant to a separate arrangement under the CBCA or otherwise.

“FairstarSub” means 0710882 B.C. Ltd. which is wholly owned by Fairstar and will be vested with 100% of Fairstar’s right, title and interest in the Fenelon Project and Casa Berardi Claims immediately prior to the Effective Time.

“FairstarSub Shares” means all issued and outstanding shares of FairstarSub, which are held by the sole shareholder, Fairstar, immediately prior to completion of the Arrangement.

“Fenelon Litigation” means Quebec Superior Court Action No. 500-17-022951-043 between Fairstar and Taurus.

“Fenelon Project” means the Fenelon gold project in Quebec held jointly by Taurus as to a 62% interest and Fairstar as to a 38% interest, as more particularly described in Appendix F to this Circular.

“Final Order” means the final order of the Court approving the Plan of Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, the proposed form of which is attached as Appendix K to this Circular.

“First Associates” means First Associates Investments Inc.

“First Associates Fairness Opinion” means the written opinion dated February 15, 2005 from First Associates delivered to the Taurus Board in connection with the Arrangement, a copy of which is attached as Appendix H to this Circular.

“Foreign Private Issuer” means a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

“Friedrich” means Roman Friedrich & Co.

“Friedrich Fairness Opinion” means the written opinion dated February 7, 2005 from Friedrich delivered to the Bonanza Board in connection with the Arrangement, a copy of which is attached as Appendix F to this Circular.

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Appendix J to this Circular.

“Letter of Transmittal” means the letter of transmittal forwarded by New Bonanza to Bonanza Shareholders and to Taurus Shareholders which, when duly completed and forwarded to Computershare with a certificate representing their Bonanza Shares or Taurus Shares, will enable the Bonanza Shareholders and Taurus Shareholders to exchange their shares for New Bonanza Shares upon the completion of the Arrangement.

“Material Adverse Change” when used in connection with any Person, means any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), tax attributes, business, operations or results of operations or prospects of such Person and its subsidiaries taken as a whole; provided, however, that no Material Adverse Change shall be deemed to have occurred solely as a result of any change in the trading price of Taurus Shares or Bonanza Shares, respectively, that is unrelated to any change, effect, event or occurrence materially adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or prospects of such Person and its subsidiaries taken as a whole.

“Meetings” means the Bonanza Meeting and the Taurus Meeting, collectively, and “Meeting” means either one of them, as applicable.

“New Bonanza” means American Bonanza Gold Corp., a corporation incorporated under the BCA which is and will be, immediately prior to the Effective Time, a wholly owned subsidiary of Bonanza.

“New Bonanza Board” means the Board of Directors of New Bonanza.

“New Bonanza Options” means options to purchase New Bonanza Shares which are to be issued under the New Bonanza Stock Option Plan in exchange for Bonanza Options and Taurus Options in accordance with the Plan of Arrangement.

“New Bonanza Shares” means common shares in the capital of New Bonanza.

“New Bonanza Warrants” means warrants to purchase New Bonanza Shares which are to be issued in exchange for Bonanza Warrants and Taurus Warrants in accordance with the Plan of Arrangement.

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects adopted by the British Columbia, Alberta and Ontario Securities Commissions and the AMF.

“Notice of Meeting” means the Bonanza Notice of Meeting or the Taurus Notice of Meeting, as the context requires.

“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal; and pronouns have a similar extended meaning.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement under section 288 et seq. of the BCA substantially in the form and content of Schedule A to the Arrangement Agreement, and attached to this circular as Appendix B as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.

“qualified person under NI 43-101” means an individual who

(a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is a member in good standing of a professional association recognized for the purposes of NI 43-101.

“Record Date” means February 14, 2005.

“Registrar” means the Registrar of Companies appointed pursuant to the BCA.

“Special Resolution” means a resolution passed by the holders of shares representing at least 75% of the votes cast at a meeting of shareholders.

“Stock Option Plan Resolution” means the resolution of the Bonanza Shareholders and the Taurus Shareholders approving a Stock Option Plan for New Bonanza, substantially in the form and content set out under the heading “Adoption of Stock Option Plan”.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Bonanza, includes the Bonanza Subsidiaries and, in the case of Taurus, includes the Taurus Subsidiaries.

“Superior Proposal” means a bona fide unsolicited Acquisition Proposal received after the date of execution hereof that: (A) is not conditional on obtaining financing, (B) in respect of which the Board of Directors of a Company have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, its financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which, in the case of an Acquisition Proposal, has a value per common share of at least 110% of the closing trade price of the Company’s common shares as of the time such Acquisition Proposal is accepted (except that for Fairstar the value will be 110% of the value of Fairstar’s interests in the Fenelon Project and Casa Berardi Claims as measured by the consideration to be paid herein for FairstarSub).

“Taurus” means International Taurus Resources Inc., a corporation incorporated under the BCA.

“Taurus Arrangement Resolution” means the special resolutions of the Taurus Shareholders concerning the Arrangement, substantially in the form and content set out in Appendix A to this Circular.”

“Taurus Board” means the board of directors of Taurus.

“Taurus Exchange Ratio” means one New Bonanza Share for each five Taurus Shares, which Taurus Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.

“Taurus Meeting” means the extraordinary general meeting of Taurus Shareholders to be held on March 24, 2005, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order to approve the Taurus Arrangement Resolution.

“Taurus Mineral Properties” means those mineral properties, claims and leases in which Taurus or the Taurus Subsidiaries have an interest.

“Taurus Notice of Meeting” means the notice of the Taurus Meeting sent to Taurus Shareholders together with this Circular.

“Taurus Options” means the outstanding options to acquire Taurus Shares which were issued pursuant to the Taurus Stock Option Plan.

“Taurus Shares” means the common shares without par value which Taurus is authorized to issue.

“Taurus Shareholders” means a person who is a registered holder of Taurus Shares as shown on the share register of Taurus at the appropriate time

“Taurus Stock Option Plan” means the stock option plan of Taurus dated July 25, 2002, pursuant to which Taurus Options may be issued to officers, directors, employees and consultants of Taurus and the Taurus Subsidiaries.

“Taurus Subsidiaries” means, collectively, Taurus Resources USA Inc., a corporation existing under the laws of Nevada, Newco Gold Corp., a corporation existing under the laws of Colorado, and Resources Taureaux Inc., a corporation existing under the laws of Quebec, all of which are currently inactive.

“Taurus Warrants” means the outstanding warrants to purchase Taurus Shares issued by Taurus.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Termination Date” means March 31, 2005 or such later date as Bonanza, Taurus and Fairstar may agree.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended. “U.S. Securities Act” means the United States Securities Act of 1933, as amended. “US$” means United States dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Bonanza and Taurus, respectively, for use at,

(a)
the Bonanza Meeting to be held on March 24, 2005 at the Terminal City Club, 837 West Hastings Street, in Vancouver, British Columbia at the time and for the purposes set forth in the accompanying Bonanza Notice of Meeting; and

(b)
the Taurus Meeting to be held on March 24, 2005 at the Terminal City Club, 837 West Hastings Street, in Vancouver, British Columbia at the time and for the purposes set forth in the accompanying Taurus Notice of Meeting.

The solicitation of proxies by management of Bonanza and Taurus will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of each of Bonanza and Taurus. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting shares in the capital of each of Bonanza and Taurus held on record by such persons and each of Bonanza and Taurus may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. Bonanza and Taurus will bear their respective costs in respect of the solicitation of proxies for their respective Meetings.

Appointment of Proxyholders

Bonanza

The individuals named in the accompanying form of proxy are officers and/or directors of Bonanza. Each Bonanza Shareholder has the right to appoint a person or company, who need not be a Bonanza Shareholder, to attend and act for such shareholder on the shareholder’s behalf at the Bonanza Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Bonanza Shareholders may wish to vote by proxy whether or not they are able to attend the Bonanza Meeting in person. Registered Bonanza Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of Computershare, Bonanza’s transfer agent, by fax, within North America to 1-866-249-7775, outside North America to 416-263-9524, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Bonanza Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form shall be executed by the Bonanza Shareholder or his attorney authorized in writing, or if a Bonanza Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax or by hand are the only methods by which a Bonanza Shareholder may appoint a person as proxy other than a director or officer of Bonanza named on the form of proxy.

Taurus

The individuals named in the accompanying form of proxy are officers and/or directors of Taurus. Each Taurus Shareholder has the right to appoint a person or company, who need not be a Taurus Shareholder, to attend and act for such shareholder on the shareholder’s behalf at the Taurus Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Taurus Shareholders may wish to vote by proxy whether or not they are able to attend the Taurus Meeting in person. Registered Taurus Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of Computershare, Taurus’ transfer agent, by fax, within North America to 1-866-249-7775, outside North America to 416-263-9524, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Taurus Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form shall be executed by the Taurus Shareholder or his attorney authorized in writing, or if a Taurus Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax or by hand are the only methods by which a Taurus Shareholder may appoint a person as proxy other than a director or officer of Taurus named on the form of proxy.

Voting of Proxies

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Bonanza Shares or Taurus Shares, as the case may be, represented thereby in accordance with the instructions of the Bonanza Shareholder or Taurus Shareholder on any ballot that may be called for. If the Bonanza Shareholder or Taurus Shareholder has specified a choice with respect to any matter to be acted upon, their respective Bonanza Shares or Taurus Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Bonanza Meeting or Taurus Meeting, as the case may be.

In respect of a matter for which a choice is not specified in the respective proxy, the nominees named in the accompanying forms of proxy will vote the Bonanza Shares or Taurus Shares represented by the respective proxy at their own discretion for the approval of such matter.

Advice to Beneficial (Non-Registered) Shareholders

The information set forth in this section is of significant importance to many Bonanza Shareholders and Taurus Shareholders, as a substantial number of such shareholders do not hold their shares in their own name. Shareholders who do not hold their Bonanza Shares or Taurus Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Bonanza and Taurus as the registered holders of Bonanza Shares and Taurus Shares, respectively, can be recognized and acted upon at the Bonanza Meeting and Taurus Meeting, as the case may be. If Bonanza Shares or Taurus Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of Bonanza or Taurus. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the appropriate Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the forms of proxy provided to registered shareholders by Bonanza and Taurus. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of the forms of proxy provided by Bonanza and Taurus. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the appropriate Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of either Bonanza or Taurus) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the appropriate Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the appropriate Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote shares directly at the appropriate Meeting - the voting instruction form must be returned to ADP well in advance of the appropriate Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meetings for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the appropriate Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the respective Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the appropriate Meeting and vote their shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder of Bonanza or Taurus who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of Bonanza at 1606 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, or the registered office of Taurus at Suite 902, 475 Howe Street, Vancouver, British Columbia, V6C 2B0, as the case may be, at any time up to and including the last business day that precedes the day of the applicable Meeting or, if the Meetings are adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the applicable Meeting on the day of the Meetings or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered Bonanza Shareholder or Taurus Shareholder personally attending the applicable Meeting and voting their shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

Bonanza

The Bonanza Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Monday, March 24, 2005 at 2:00 p.m. (Vancouver time) as set forth in the Bonanza Notice of Meeting.

Taurus

The Taurus Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Monday, March 24, 2005 at 2:00 p.m. (Vancouver time) as set forth in the Taurus Notice of Meeting.

Record Date and Shares Entitled to Vote

Bonanza

At the close of business on the Record Date there were 188,284,350 Bonanza Shares outstanding. Bonanza Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Bonanza Meeting.

Taurus

At the close of business on the Record Date there were 103,799,192 Taurus Shares outstanding. Taurus Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Taurus Meeting.

Matters to be Considered

Bonanza

At the Bonanza Meeting, the Bonanza Shareholders will be asked to consider and vote upon: (i) the Bonanza Arrangement Resolution; (ii) the Stock Option Plan Resolution; (iii) the change of auditor of Bonanza to KPMG LLP; and (iv) such other matters as may properly come before the Bonanza Meeting.

The Bonanza Board of Directors unanimously recommends that Bonanza Shareholders vote IN FAVOUR of the Bonanza Arrangement Resolution, the Stock Option Plan Resolution and the resolution to change the auditor to KPMG LLP. See “The Arrangement”, “Adoption of Stock Option Plan” and “Bonanza Change of Auditor”.

It is a mutual condition of the completion of the Arrangement that the Bonanza Arrangement Resolution be approved by the Bonanza Shareholders at the Bonanza Meeting.

Taurus

At the Taurus Meeting, the Taurus Shareholders will be asked to consider and vote upon: (i) the Taurus Arrangement Resolution; (ii) the Stock Option Plan Resolution; and (iii) such other matters as may properly come before the Taurus Meeting.

The Taurus Board of Directors unanimously recommends that Taurus Shareholders vote IN FAVOUR of the Taurus Arrangement Resolution and the Stock Option Plan Resolution. See “The Arrangement” and “Adoption of Stock Option Plan”.

It is a mutual condition of the completion of the Arrangement that the Taurus Arrangement Resolution be approved by the Taurus Shareholders at the Taurus Meeting.

Principal Shareholders

Bonanza

As at the Record Date, to the knowledge of the directors and officers of Bonanza, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Bonanza Shares.

Taurus

As at the Record Date, to the knowledge of the directors and officers of Taurus, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Taurus Shares.

Quorum and Votes Required for Certain Matters

Bonanza

The presence of two persons entitled to vote at meetings of Bonanza Shareholders, either as shareholders or proxyholders, and holding or representing more than 10% of the Bonanza Shares entitled to vote at the Bonanza Meeting, will constitute a quorum for the Bonanza Meeting.

The Bonanza Arrangement Resolution requires the affirmative vote of not less than three quarters of the votes cast by Bonanza Shareholders at the Bonanza Meeting. The Stock Option Plan Resolution and the resolution to approve the change of the auditor to KPMG LLP require the affirmative vote of a majority of the votes cast by Bonanza Shareholders at the Bonanza Meeting.

Taurus

The presence of two persons entitled to vote at meetings of Taurus Shareholders, either as shareholders or proxyholders, and holding or representing more than 5% of the Taurus Shares entitled to vote at the Taurus Meeting, will constitute a quorum for the Taurus Meeting.

The Taurus Arrangement Resolution requires the affirmative vote of not less than three quarters of the votes cast by Taurus Shareholders at the Taurus Meeting. The Stock Option Plan Resolution requires the affirmative vote of a majority of the votes cast by Taurus Shareholders at the Taurus Meeting.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Bonanza Board and the Taurus Board to vote in favour of the matters discussed in this Circular, shareholders of Bonanza and Taurus should be aware that some of the directors and executive officers of Bonanza and Taurus have interests in the Arrangement that are different from, or in addition to, the interests of shareholders of Bonanza and Taurus generally.

Bonanza

Bonanza has entered into employment agreements (collectively, the “Bonanza Employment Agreements”) with Brian Kirwin as President and Chief Executive Officer of Bonanza and Giulio Bonifacio as Executive Vice-President and Chief Financial Officer of Bonanza. Upon completion of the Arrangement, the Bonanza Employment Agreements will continue in full force and effect. See Appendix C attached to this Circular for further details regarding the Bonanza Employment Agreements.

The Employment Agreements of each of Messrs. Kirwin and Bonifacio provide that in the event of termination without cause, Bonanza must pay each of Messrs. Kirwin and Bonifacio an amount equal to three years’ salary and benefits. In addition, in the event of a change of control of Bonanza, Messrs. Kirwin and Bonifacio may, within one year from the date of the change of control, terminate their agreement and be entitled to a payment in the amount of three years’ salary and benefits. Change of control means an event pursuant to which less than 75% of the Bonanza Board consists of continuing directors, or a person, alone or with its affiliates, acquires more than 30% of the voting rights attaching to all classes of shares of Bonanza. Messrs Kirwin and Bonifacio have agreed that the Arrangement does not result in the change of control of Bonanza, as defined in the Bonanza Employment Agreements.

Upon completion of the Arrangement, all of the officers and directors of Bonanza will be officers and directors of New Bonanza and will receive New Bonanza Options in exchange for the Bonanza Options currently held by them. See “The Arrangement Agreement - Treatment of Warrants and Options of Bonanza and Taurus” and “Information Concerning New Bonanza Following Completion of the Arrangement”.

The directors and executive officers of Bonanza do not own any securities of Taurus.

Taurus

Taurus has entered into a services agreement (the “Bird Services Agreement”) for the services of William Bird as President and Chief Executive Officer of Taurus, pursuant to which Dr. Bird is paid $10,000 per month. The Bird Services Agreement provides that in the event that Taurus enters into a merger, amalgamation, acquisition or other form of business combination which results in the shareholders of Taurus holding less than a majority of the shares of the surviving entity, Dr. Bird will be entitled to a termination fee in the event that Dr. Bird’s duties, titles or offices are materially reduced. The Arrangement with Bonanza will constitute a change of control of Taurus which will trigger the payment of a termination fee to Dr. Bird under the terms of the Bird Services Agreement, in the event that Dr. Bird’s duties, titles or offices are materially reduced.

In the event that Taurus terminates the Bird Services Agreement for any reason other than cause during the first year of the Bird Services Agreement, Taurus must pay to Dr. Bird a termination fee equal to two months of the average Monthly Base Fee. If the Bird Services Agreement is terminated after the first year and before the fourth year of the renewed term, Taurus must pay to Dr. Bird a termination fee equal to the sum of three months plus one month for each full year after the first renewal period based on the average Monthly Base fee charged during the preceding year of the Bird Services Agreement. If the Bird Services Agreement is renewed for a fifth year, the termination fee will equal the sum of eight months of the average Monthly Base Fee charged during the preceding year of the Bird Services Agreement. For each additional year the Bird Services Agreement is renewed, the termination fee will equal the sum of eight months plus one additional month for each full year thereafter based on the average Monthly Base Fee charged during the preceding year of the Bird Services Agreement. In the event of death or protracted disability of Dr. Bird, Taurus is required to pay a termination fee to Dr. Bird or his estate calculated as set out above.

The present Bird Services Agreement is a continuation of past service agreements with Dr. Bird and Dr. Bird is in his sixth year of service to Taurus. Upon completion of the Arrangement, if Dr. Bird’s duties, titles or offices are materially reduced, Dr. Bird will be entitled to a payment of $76,875.

Upon completion of the Arrangement, certain of the officers and directors of Taurus will be officers and directors of New Bonanza and will receive New Bonanza Options in exchange for the Taurus Options currently held by them. See “The Arrangement Agreement - Treatment of Warrants and Options of Bonanza and Taurus” and “Information Concerning New Bonanza Following Completion of the Arrangement”.

Donald Lay, a director of Taurus who will become a director of New Bonanza, owns 230,000 Bonanza Shares. Robert Blakestad, a director of Taurus who will become a member of the advisory board of New Bonanza, owns 200,000 Bonanza Shares. None of the other directors and executive officers of Taurus own any securities of Bonanza.

THE ARRANGEMENT

The Arrangement will result in the combination of the businesses of Bonanza and Taurus under New Bonanza. Subject to the completion of this business combination, Fairstar will transfer its 38% interest in the Fenelon Project and its interests in certain additional Casa Berardi Claims to FairstarSub, and New Bonanza will acquire FairstarSub. Upon completion of the Arrangement, New Bonanza will hold a 100% interest in the Fenelon Project (subject to underlying royalties), free of the currently outstanding litigation between Taurus and Fairstar, and 100% of the shares of Bonanza, Taurus and FairstarSub.

Benefits of the Arrangement

The Bonanza Board and the Taurus Board believe that the Arrangement will have the following benefits for their respective shareholders:

(a)	New Bonanza will be a significantly stronger company than either Bonanza or Taurus alone and will have a strong portfolio of exploration properties with potential for long-term growth;

(b)
New Bonanza will be well positioned to become a near term gold producer through the development of New Bonanza’s interests in the Copperstone Gold Project in Arizona, the Fenelon Project in Quebec and the Taurus gold project in British Columbia;

(c)	New Bonanza will have several U.S. and Canadian gold projects with excellent exploration potential;

(d)	New Bonanza will have a more diversified geographic base with properties in Arizona, Quebec, British Columbia, Nevada and Ontario;

(e)
New Bonanza will have a market capitalization of approximately $55 million (based on the closing price of the Bonanza Shares and the Taurus Shares on the TSX-V on February 11, 2005 and including an implied value for the issue of 6.5 million New Bonanza Shares to Fairstar) ($66 million based upon closing prices as at November 22, 2004, including an implied value for the 6.5 million New Bonanza Shares to be issued to Fairstar);

(f)
New Bonanza will have an experienced management team under Brian Kirwin and include Giulio Bonifacio, Joe Kircher and Dr. William Bird with a proven ability to finance mineral exploration and development projects;

(g)
New Bonanza will have a strong balance sheet with approximately $11.3 million in cash and cash equivalents (assuming the Arrangement completed on September 30, 2004) (see Appendix I - Pro Forma Financial Statements of New Bonanza);

(h)	the Arrangement will result in the consolidation of a 100% interest in the Fenelon Project under a single entity, New Bonanza; and

(i)
outstanding litigation between Fairstar and Taurus over the Fenelon Project, which has hindered the development of that project, will be settled, enabling New Bonanza to proceed with the development of the Fenelon Project.

Recommendation of the Bonanza Board

The Bonanza Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Bonanza Shareholders vote IN FAVOUR of the Bonanza Arrangement Resolution at the Bonanza Meeting. In recommending that the Bonanza Shareholders vote in favour of the resolutions relating to the Arrangement, the Bonanza Board considered the expected benefits of the Arrangement as well as the following factors:

(i)
the financial analysis provided by Friedrich to the Bonanza Board and the opinion of Friedrich that, as of February 7, 2005, the consideration under the Arrangement is fair from a financial point of view to Bonanza and the Bonanza Shareholders;

(ii)
for Canadian federal income tax purposes, Bonanza Shareholders who hold their Bonanza Shares as capital property generally are expected to be able to exchange their Bonanza Shares for New Bonanza Shares under the Arrangement without realizing a capital gain or loss under the Tax Act (see “Certain Canadian Federal Income Tax Considerations”); and

(iii)
under the terms of the Arrangement Agreement, the Bonanza Board is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend such proposal to Bonanza Shareholders or enter into an agreement in respect of a Superior Proposal (see “The Arrangement Agreement”).

In reaching its determination, the Bonanza Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Bonanza and Taurus on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Bonanza and Taurus; (iii) historical information regarding the trading prices of the Bonanza Shares and the Taurus Shares; (iv) the other terms of the

Arrangement, including the structure of the Arrangement; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement.

This discussion of the information and factors considered and given weight by the Bonanza Board is not intended to be exhaustive, but is believed to include all material factors considered by the Bonanza Board. In reaching the determination to approve and recommend the resolutions relating to the Arrangement, the Bonanza Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Recommendation of the Taurus Board

The Taurus Board has unanimously approved the Taurus Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Taurus Shareholders vote IN FAVOUR of the Taurus Arrangement Resolution at the Taurus Meeting. In recommending that the Taurus Shareholders vote in favour of such resolution, the Taurus Board considered the expected benefits of the Arrangement as well as the following factors:

(i)
the financial analysis provided by First Associates to the Taurus Board and the opinion of First Associates that, as of February 15, 2005, the consideration under the Arrangement is fair, from a financial point of view to the Taurus Shareholders as a whole;

(ii)
for Canadian federal income tax purposes, Taurus Shareholders who hold their Taurus Shares as capital property generally are expected to be able to exchange their Taurus Shares for New Bonanza Shares under the Arrangement without realizing a capital gain or loss under the Tax Act (see “Canadian Federal Income Tax Considerations”); and

(iii)
under the terms of the Arrangement Agreement, the Taurus Board is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend such proposal to Taurus Shareholders or enter into an agreement in respect of a Superior Proposal (see “The Arrangement Agreement”).

In reaching its determination, the Taurus Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Bonanza and Taurus on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Bonanza and Taurus; (iii) historical information regarding the trading prices of the Bonanza Shares and the Taurus Shares; (iv) the other terms of the Arrangement, including the structure of the Arrangement; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement.

This discussion of the information and factors considered and given weight by the Taurus Board is not intended to be exhaustive, but is believed to include all material factors considered by the Taurus Board. In reaching the determination to approve and recommend the Arrangement Resolution, the Taurus Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Fairness Opinions

Bonanza

On February 7, 2005, Friedrich delivered the Friedrich Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of February 7, 2005, the consideration under the Arrangement is fair from a financial point of view to the Bonanza Shareholders.

The complete text of the Friedrich Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix E. The Friedrich Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of Bonanza, Taurus, FairstarSub or any of their respective assets or securities or a recommendation to any Bonanza Shareholder as to whether to vote in favour of the resolutions relating to the Arrangement. Bonanza Shareholders are urged to, and should, read the Friedrich Fairness Opinion in its entirety.

Neither Friedrich nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Bonanza, Taurus, FairstarSub or any of their respective associates or affiliates.

Friedrich was paid a fee upon delivery of the Friedrich Fairness Opinion to the Bonanza Board.

In connection with rendering its opinion, Friedrich reviewed and relied upon, among other things, the following: (i) the Arrangement Agreement; (ii) a draft of this Circular substantially in final form; (iii) the Bonanza Financial Statements and Bonanza’s annual information form for the year end December 31, 2004 and filed May 20, 2004; (iv) Technical Report on the Copperstone Gold Property, Michael R. Pawlowski, January 26, 2005; (v) Geological Report for the Copperstone Gold Property, Mine Development Associates, October 26, 2000; (vi) Copperstone Gold Project Scoping Study, MRDl-Canada, February 1999; (vii) Geological Report on the Nevada Properties of Bonanza Gold Inc., Gerald F. McArthur, September 8, 2000; (viii) internal management reports of Taurus on the Northway-Noyon and Martiniere Projects; (ix) minutes of the meetings of the Bonanza Board held during the period September 2000 to November 2004 and predecessor Asia Minerals Corp. from January 1994 to September 2000 to present; (x) discussions with senior management of Bonanza with respect to current operations, financial condition and future prospects; (xi) the Taurus Financial Statements and Taurus’ revised annual information form for the year ended March 31, 2003, as revised on April 23, 2004; (xii) Technical Report on the Fenelon Project, InnovExplo Inc., January 31, 2005; (xiii) Technical Report on the Resources Evaluation Fenelon Project, InnovExplo Inc., September 14, 2004; (xiv) Preliminary Assessment Report Fenelon Gold Project, Mineral Resources Engineering, June 3, 2003, revised March 15, 2004; (xv) Independent Technical Report on the Fenelon Project, SRK Consulting, April 2003; (xvi) Technical Report on the Taurus Project, Orequest, January 31, 2005; (xvii) Report on Exploration Activities on the Taurus Property, Wildrock Resources Consulting & Drafting, February 21, 2003; (xviii) lawsuit commenced by Ross-Finlay 2000 Inc. against Taurus on December 14, 2004; (xix) Fenelon Litigation; (xx) minutes of the Meetings of the Taurus Board for the period January 17, 2001 to December 21, 2004; (xxi) discussions with the senior management of Taurus with respect to current operations, financial condition and future prospects; (xxii) the audited financial statements, and annual reports of Fairstar for the two years ended March 31, 2004, the annual information form dated July 2004, and unaudited quarterly financial statements for the year ending November 31, 2004; (xxiii) a draft Management Information Circular of Fairstar relating to the Fairstar Arrangement; (xxiv) publicly available information, including press releases for the past two years, relating to the business, operations, financial performance and stock trading history of Bonanza, Taurus, Fairstar and other selected public companies; (xxv) information with respect to other transactions of a comparable nature considered by Friedrich to be relevant in the circumstances; (xxvi) such other information, investigations and analyses as Friedrich considered necessary or appropriate in the circumstances; and (xxvii) representations contained in a certificate addressed to Friedrich from a senior officer of Bonanza.

The Friedrich Fairness Opinion states that Friedrich has not, to the best of its knowledge, been denied access by Bonanza, Taurus or Fairstar to any information requested by Friedrich.

The Friedrich Fairness Opinion states that Friedrich has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Bonanza, Taurus and Fairstar, as the case may be, and their consultants and advisors (collectively the “Information”). The Friedrich Fairness Opinion is conditional upon such completeness, accuracy and fair representation of the Information. Subject to the exercise of professional judgment and except as described in the Friedrich Fairness Opinion, Friedrich did not attempt to verify independently the completeness, accuracy, or fair presentation of any such Information.

The Friedrich Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of Taurus and Bonanza and their respective subsidiaries and affiliates as they were reflected in the Information and as they were represented to Friedrich in discussions with management of Bonanza and Taurus. In its analyses and in connection with the preparation of its opinion, Friedrich made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Friedrich or any party involved in the Arrangement.

Taurus

On February 15, 2005, First Associates delivered the Taurus Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, the terms of the Arrangement are fair, from a financial point of view, to Taurus and the Taurus Shareholders as a whole.

The complete text of the First Associates Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix H. The First Associates Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of Bonanza, Taurus, Fairstar or any of their respective assets or securities or a recommendation to any Taurus Shareholder as to whether to vote in favour of the Arrangement Resolution. Taurus Shareholders are urged to, and should, read the First Associates Fairness Opinion in its entirety.

Neither First Associates nor any of its affiliates is an insider, associate or affiliate, as those terms are defined in the Securities Act (British Columbia), either Bonanza or Taurus or any of their respective associates or affiliates. In the 24-month period preceding the date of the First Associates Fairness Opinion, First Associates has not been engaged to provide financial advisory services, nor has it acted as lead or co-lead underwriter to Bonanza or Fairstar or any of their respective associates or affiliates. In the last 24 month period preceding the date of the First Associates Fairness Opinion, First Associates was asked by Taurus to provide consideration and calculations as to possible exchange boundaries that might apply with respect to the Arrangement and has acted as agent, on a ’best efforts’ basis with respect to two private placement financings completed by Taurus: a private placement for gross proceeds of $2,941,840 which closed on December 31, 2003 and a second private placement financing for total gross proceeds of $4,422,380 which was completed in two closings on June 30 and July 15, 2004. In addition to a cash commission First Associates received options to purchase 1,797,650 Taurus Shares at a price of $0.24 per share, at any time on or before June 24, 2005, and 113,075 Taurus Shares at $0.24 per share at any time on or before July 15, 2005. These options will convert to New Bonanza Warrants pursuant to the Arrangement. See “The Arrangement Agreement – Treatment of Warrants and Options of Bonanza and Taurus.”

First Associates was paid a fee upon delivery of the First Associates Fairness Opinion to the Taurus Board.

In connection with rendering its opinion, First Associates has, among other things, reviewed, considered, carried out and relied upon the following: (i) Arrangement Agreement; (ii) a draft of this Circular, inclusive of the pro forma Consolidated Financial Statements of New Bonanza, January 31, 2005; (iii) the interim and unaudited Consolidated Financial Statements of Taurus for the six months and three months ended September 30, 2004 and June 30, 2004, respectively; (iv) the latest Annual Information Forms of the Companies filed on September 11, 2003 as revised on April 23, 2004 with respect to Taurus and May 20, 2004 with respect to Bonanza; (v) selected press releases of the Companies available on SEDAR; (vi) Technical Report on the Resources Evaluation of the Fenelon Project, prepared by Carl Pelletier, B.Sc., P.Geo. of Innovexplo Inc. and Yves Gagnon, M. Sc.A., P. Eng. 0f Spinofex, Val-d’Or, Quebec, September 14, 2004; (vii) Technical Report on the Resources Evaluation of the Fenelon Project, prepared by Carl Pelletier, B.Sc., P.Geo. of Innovexplo Inc. and Yves Gagnon, M. Sc.A., P. Eng. of Spinofex, Val-d’Or, Quebec, January 31, 2005; (viii) independent Technical Report on the Fenelon Project, prepared by SRK Consulting, April 2003; (ix) the audited Consolidated Financial Statements and Annual Report of Taurus for the years ending March 31, 2004 and 2003; (x) Technical Report on the Taurus Project prepared by George Cavey P. Geo., David R. Cumming, P.Eng. and Christopher J. Wild, P. Eng., January 31, 2005; (xi) Information Circular of Taurus, August 10, 2004; (xii) the interim and unaudited Consolidated Financial Statements of Bonanza for nine months and six months ended September 30, 2004 and June 30, 2004, respectively; (xiii) the audited Consolidated Financial Statements and Annual Report of Bonanza, December 31, 2003; (xiv) Information Circular of Bonanza, May 7, 2004; (xv) Short Form Offering Document of Bonanza, October 8, 2003; (xvi) Copperstone Gold Project, Scoping Study prepared for Asia Minerals Corp. by Golder Associates dated February 1999; (xvii) Technical Report on the Copperstone Gold Property, prepared by Michael R. Pawlowski, M.Sc. Certified Professional Geologist, January 26, 2005; (xviii) press release, Asia Minerals Corp, ’Final Gold and Copper Results’, January 12, 1999; (xix) Fenelon “A” Joint Venture Agreement between OGY Petroleums Ltd. and Cyprus Canada Inc., April 30, 1994; (xx) Assignment and Novation Agreement among OGY Petroleums Ltd., Fairstar and Cyprus Canada Inc., July 28,

1995; (xxi) Assignment and Novation Agreement among Cyprus Canada Inc., Taurus and Fairstar, July 17, 1995; (xxii) Exploration Agreement with Option to Purchase between Cyprus Canada Ltd. Inc. and Taurus, July 17, 1998; (xxiii) Assignment and Novation Agreement among Cyprus Canada Inc., Taurus and Fairstar, May 1, 2000; (xxiv) Amendment to Exploration Agreement with Option to Purchase between Cyprus Canada Inc. and Taurus, May 1, 2000; (xxv) selected financial statements of Fairstar including the interim and unaudited Consolidated Financial Statement for the nine period ended November 30, 2004; (xxvi) share trading information on the Companies based on data available on the Canada Stockwatch website of Canjex Publishing Ltd.; (xxvii) publicly available information, including press releases for the past two years relating to the business, operations, financial performance of Taurus, Bonanza and Fairstar; (xxviii) information provided by the management of Bonanza and Taurus and the Companies’ respective legal advisors; (xxix) representations contained in a certificate addressed to First Associates dated February 15, 2005 from a senior officer of Taurus; and (xxx) such other information, investigations and analysis as First Associates considered necessary or appropriate in the circumstances.

First Associates has not been, to the best of its knowledge, denied access by Taurus or Bonanza to any information requested by First Associates.

The First Associates Fairness Opinion states that First Associates has relied upon and has assumed the completeness, accuracy and fair presentation of all the Information. The First Associates Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described therein, First Associates has not attempted, and assumes no responsibility, to verify independently the accuracy, completeness or fair presentation of any of the Information.

The First Associates Fairness Opinion states that a senior officer of Taurus has represented to First Associates in a certificate that, among other things: (i) the Information provided to First Associates is complete, true and accurate in all material respects and does not contain any untrue statements of a material fact or omit to state any material fact, and (ii) since the date the relevant Information was provided, there has been no material change in Taurus and no material change has occurred in the Information or any part thereof which would reasonably be expected to have a material effect on the First Associates Fairness Opinion.

The First Associates Fairness Opinion states that, First Associates has made several other assumptions including, without limitation, that (i) all of the conditions to the Arrangement have been or will be satisfied on or prior to the date set for the satisfaction thereof, (ii) the Arrangement will proceed as described and substantially within time frames specified in the Circular and (iii) the disclosure provided in the Circular is true and correct in all material respects.

The First Associates Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Taurus and Bonanza and New Bonanza as they were reflected in the Information reviewed by First Associates and as they were represented to it in discussions with management of Taurus and Bonanza and New Bonanza. In its analysis and in connection with the preparation of the First Associates Fairness Opinion, First Associates made numerous assumptions with respect to industry performance, general business market and economic conditions and other matters, many of which are beyond the control of either Taurus and Bonanza or New Bonanza and may prove to be incorrect.

The First Associates Fairness Opinion states that the First Associates Fairness Opinion is given as of the date thereof and First Associates disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the First Associates Fairness Opinion which may come or be brought to First Associates' attention subsequent to the date thereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the First Associates Fairness Opinion after the date thereof, First Associates reserves the right to change, modify or withdraw the First Associates Fairness Opinion.

Exchange Procedures

Exchange of Shares

At or promptly after the Effective Time, New Bonanza will deposit with Computershare or otherwise make available certificates representing the number of New Bonanza Shares required to be issued to the Bonanza Shareholders and Taurus Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement. Upon surrender to Computershare for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Bonanza Shares and Taurus Shares (excluding shares held by Dissenting Shareholders) together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as Computershare may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and Computershare will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of New Bonanza Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional New Bonanza Shares will be issued to Bonanza Shareholders or Taurus Shareholders upon the surrender of Bonanza Shares and Taurus Shares for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Bonanza Shares and Taurus Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing New Bonanza Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding Bonanza Shares or Taurus Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, Computershare will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing New Bonanza Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing New Bonanza Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to New Bonanza and Computershare in such amount as New Bonanza and Computershare may direct or otherwise indemnify New Bonanza and Computershare in a manner satisfactory to New Bonanza and Computershare against any claim that may be made against New Bonanza or Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to New Bonanza Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Bonanza Shares and Taurus Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing New Bonanza Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such New Bonanza Shares.

New Bonanza and Computershare are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of New Bonanza Shares such amounts as New Bonanza or Computershare is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a Bonanza Shareholder or Taurus Shareholder has not surrendered the certificates representing the Bonanza Shares or Taurus Shares held by such Bonanza Shareholder or Taurus Shareholder on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the New Bonanza Shares which such Bonanza Shareholder or Taurus Shareholder was entitled to receive will be delivered to New Bonanza by

Computershare for cancellation and will be cancelled by New Bonanza, and the interest of the Bonanza Shareholder or Taurus Shareholder in such New Bonanza Shares will be terminated as of such Final Proscription Date.

Exchange of Warrants and Options

At or promptly after the Effective Time, New Bonanza will make available certificates representing the New Bonanza Warrants and Options required to be issued to holders of warrants and options of Bonanza and Taurus. Upon surrender for cancellation of a certificate or other instrument which immediately prior to the Effective Time represented outstanding warrants or options of Bonanza or Taurus together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate or other instrument and such additional documents and instruments as New Bonanza may require, the holder of such surrendered certificate or other instruments will be entitled to receive, and New Bonanza will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of New Bonanza Warrants or Options, as the case may be, that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

Until surrendered, each certificate which immediately prior to the Effective Time represented warrants or options of Bonanza or Taurus will be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the certificate or other instrument representing New Bonanza Warrants or Options that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement. For a description of the treatment of warrants and options of Bonanza and Taurus under the Plan of Arrangement, see “The Arrangement Agreement – Treatment of Warrants and Options of Bonanza and Taurus”.

Description of Plan of Arrangement

The following is a summary of the terms of the Plan of Arrangement. Reference is made to, and this summary is qualified in its entirety by, the Plan of Arrangement attached as Appendix B. A copy of the Arrangement Agreement with the Plan of Arrangement attached was filed on Sedar by both Bonanza and Taurus as a “material document” on December 24, 2004. Shareholders are urged to review the entire agreement at www.sedar.com.

The Arrangement consists of and will be completed as two separate transactions. The first transaction consists of the combination of the businesses of Bonanza and Taurus under a new company, New Bonanza. The second transaction will only be completed if this business combination is completed and involves the acquisition by New Bonanza of FairstarSub, which will at the time of such acquisition hold the 38% interest in the Fenelon Project which Taurus does not own, as well as the Casa Berardi Claims. Subject to the conditions in the Arrangement Agreement being satisfied or waived, Bonanza, Taurus, New Bonanza and FairstarSub will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 288 et seq. of the BCA.

At the Effective Time, subject to the provisions of the Plan of Arrangement including Dissent Rights, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)
each four (4) Bonanza Shares held by each Bonanza Shareholder (other than shares held by any Dissenting Shareholders) will be deemed to be transferred to New Bonanza in exchange for the issue of one (1) New Bonanza Share;

(b)
each five (5) Taurus Shares held by each Taurus Shareholder (other than shares held by any Dissenting Shareholders) will be deemed to be transferred to New Bonanza in exchange for the issue of one (1) New Bonanza Share;

(c)
the outstanding incentive stock options and warrants of Bonanza and Taurus will be exchanged for options and warrants of New Bonanza in accordance with the respective share exchange ratios set out above; and

(d)	the one share of New Bonanza held by Bonanza will be transferred to New Bonanza and returned to the treasury of New Bonanza and cancelled, in consideration of $1.00 paid by New Bonanza to Bonanza.

Provided that the above steps are completed and provided that FairstarSub has been vested in all of Fairstar’s right, title and interest in and to the Fenelon Project and Casa Berardi Claims in accordance with the Arrangement Agreement, then:

(a)	all the FairstarSub Shares held by Fairstar, the sole shareholder of FairstarSub, shall be, and be deemed to be, transferred to New Bonanza;

(b)
New Bonanza shall issue to Fairstar in consideration for the transfer of the shares of FairstarSub, 6,500,000 New Bonanza Shares and Bonanza shall, on behalf of New Bonanza, pay certain creditors of Fairstar the aggregate amount of $300,000;

Fairstar has agreed that it will distribute the New Bonanza Shares to the Fairstar Shareholders after completion of the Arrangement. This will be completed as a separate arrangement under the provisions of the CBCA. Fairstar has also agreed that, pending the distribution of the New Bonanza Shares to the Fairstar Shareholders, Fairstar will:

(a)
vote the New Bonanza Shares controlled by Fairstar in favor of the New Bonanza Board of Directors described under “Information Concerning New Bonanza after Completion of the Arrangement” at all meetings of Shareholders of New Bonanza; and

(b)	not sell more than 1,625,000 New Bonanza Shares held by it in any calendar quarter without the prior written consent of New Bonanza.

The rights attaching to the New Bonanza Shares are described under “Information Concerning New Bonanza Following Completion of the Arrangement”. No fractional New Bonanza Shares nor fractional New Bonanza Option or New Bonanza Warrant will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder) and fractions will be rounded down to the next nearest whole New Bonanza Share, New Bonanza Option or New Bonanza Warrant, as the case may be.

The Arrangement also contemplates that upon its completion New Bonanza will inherit no accumulated deficit for purposes of consolidating the historical accounts of Taurus and Bonanza because of a provision in the Arrangement which eliminates the historical accumulated deficit of Bonanza by offsetting it against Bonanza's share capital account. The offset will be in the amount of approximately $19.5 million (the actual reduction is to be an amount determined by New Bonanza's auditors effective on completion of the Arrangement). There will be no change in the aggregate consolidated shareholders' equity of New Bonanza as a consequence of this offset.

Assuming that there are 188,284,350 Bonanza Shares and 103,799,192 Taurus Shares outstanding as at the Effective Time (which assumes that no Bonanza Options or Bonanza Warrants, or Taurus Options or Taurus Warrants, are exercised prior to such time and no further Bonanza Shares or Taurus Shares are issued) and there are no Dissenting Shareholders, New Bonanza will issue approximately 74,330,926 New Bonanza Shares upon the completion of the Arrangement, including the acquisition of FairstarSub. Based upon the foregoing assumptions, upon the completion of the Arrangement, former Bonanza Shareholders will own approximately 63.3% of the then outstanding common shares of New Bonanza, and Taurus Shareholders will own approximately 27.9% of the then outstanding common shares of New Bonanza, on a non-diluted basis, and Fairstar will own approximately 8.8% of the then outstanding common shares of New Bonanza. Fairstar intends to distribute the New Bonanza Shares to its shareholders after completion of the Arrangement.

Shareholder and Court Approvals

In order for the Arrangement to be effective, it must be approved by Special Resolutions passed by the Bonanza Shareholders and the Taurus Shareholders at the Meetings. In addition, in order for the acquisition of FairstarSub to be completed by New Bonanza, the Fairstar Shareholders must also approve the Fairstar Arrangement. This approval will be sought at a separate meeting of the Fairstar Shareholders to be held on March 24, 2005.

A statutory arrangement under section 288 et seq. of the BCA requires the approval of the Court. Prior to mailing this Circular, Bonanza, Taurus, New Bonanza and FairstarSub obtained the Interim Order which, among other things, provides for the calling and holding of the Meetings and certain other procedural matters. After the Meetings, provided the requisite majority of the shareholders of both Bonanza and Taurus have approved the Arrangement, and if the second transaction to the Arrangement is proceeded with, the Fairstar Shareholders have approved the Fairstar Arrangement, an application for a Final Order will be made to approve the Arrangement. Notwithstanding the above, if the Fairstar Shareholders do not approve the Fairstar Arrangement by the requisite special majority, or if Fairstar and FairstarSub terminate their involvement in the Arrangement, the Arrangement may still proceed but without the acquisition of FairstarSub.

At the hearing for the Final Order, securityholders and creditors of Taurus and Bonanza are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. In addition, the Court will be informed prior to the hearing that, pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, if the Court approved the fairness of the terms and conditions of the Arrangement, the issuance of the New Bonanza securities to Fairstar and the security holders of Bonanza and Taurus pursuant to the Arrangement will not require registration under the U.S. Securities Act because of such Court approval.

At the hearing, the Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

Fairstar must also obtain the approval of the Court pursuant to the provisions of the CBCA for the Fairstar Arrangement involving the distribution of the New Bonanza Shares to the Fairstar Shareholders. Provided that Fairstar obtains the Fairstar Shareholder’s approval, Fairstar will seek the approval of the Court for the Fairstar Arrangement.

Regulatory Approval of TSX-V and Listing on TSX

The TSX has conditionally agreed to list the New Bonanza Shares on the TSX subject to fulfillment of the general listing requirements of the TSX which are expected to be met in conjunction with the completion of the Arrangement. As both Bonanza and Taurus are currently listed on the TSX-V, application was also made for the TSX-V to approve the Arrangement. Bonanza and Taurus expect to receive final approval of the Arrangement from the TSX-V, if necessary, in the ordinary course prior to the Effective Date. Fairstar has received the conditional approval of the TSX for the disposition of its 38% interest in the Fenelon Project and the Casa Berardi Claims.

New Bonanza has applied to the AMF for a discretionary exemption from the prospectus and registration requirements of the Securities Act (Quebec) for the distribution of New Bonanza Shares pursuant to the Arrangement to shareholders resident in Quebec. There can be no assurance that the exemption will be granted as requested. See “Securities Laws Considerations - Canadian Securities Laws”.

Consequences if Approvals Not Obtained

In the event that the Arrangement is not approved by the shareholders of Bonanza and Taurus, the Court, the TSX-V or the AMF in the manner described above, the Arrangement may not be completed. In addition, if the sale of the Fenelon Project by Fairstar to New Bonanza is not approved by the Fairstar Shareholders or the Court, the portion of the Arrangement relating to the combination of the businesses of Bonanza and Taurus under New Bonanza may proceed without the subsequent acquisition of FairstarSub. Bonanza has the right to terminate the Arrangement if the acquisition of FairstarSub does not proceed. See “The Arrangement Agreement – Termination and Termination Fees”.

THE ARRANGEMENT AGREEMENT

The following is a summary of the terms and conditions of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, was filed on Sedar at www.sedar.com by both Bonanza and Taurus on December 24, 2004, as a material document. The full text of the Arrangement Agreement is incorporated herein by reference. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

General

The Arrangement Agreement is dated effective December 21, 2004 and amended on February 21, 2005, and is made among Bonanza, Taurus, Fairstar, FairstarSub and New Bonanza. The Arrangement Agreement provides for the combination of the businesses of Bonanza, Taurus and FairstarSub by way of a Plan of Arrangement effected under the provisions of the BCA.

Exchange Ratio

Under the Arrangement, each Bonanza Shareholder will receive one New Bonanza Share for each four Bonanza Shares held, and each Taurus Shareholder will receive one New Bonanza Share for each five Taurus Shares held.

Treatment of Warrants and Options of Bonanza and Taurus

The Arrangement Agreement and the Plan of Arrangement provide that each four Bonanza Options or Bonanza Warrants will be exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration for such New Bonanza Options and New Bonanza Warrants will be equal to four times the exercise consideration payable for the exercise of the corresponding Bonanza Options and Bonanza Warrants. Each New Bonanza Option and New Bonanza Warrant will entitle the holder to receive, upon exercise, one New Bonanza Share.

The Arrangement Agreement and the Plan of Arrangement provide that each five Taurus Options or Taurus Warrants will be exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration for such New Bonanza Options and New Bonanza Warrants will be equal to five times the exercise consideration payable for the exercise of the corresponding Taurus Options and Taurus Warrants. Each New Bonanza Option and New Bonanza Warrant will entitle the holder to receive, upon exercise, one New Bonanza Share.

Based on the number of Bonanza Options, Bonanza Warrants, Taurus Options and Taurus Warrants outstanding on January 31, 2005, upon completion of the Arrangement, holders of options and warrants of Bonanza and Taurus will be entitled to purchase New Bonanza Shares as further described in the tables below. The expiry date for the New Bonanza Options and New Bonanza Warrants will be the same as that of the Bonanza Options, Bonanza Warrants, Taurus Options and Taurus Warrants, as the case may be.

Bonanza Options and Bonanza Warrants
	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
					Effective
					Exercise
	Number of			Exercise Price	Price per	Number of New
	Bonanza Shares	Exercise		per 0.25 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise
Options	1,600,000	$0.15	Dec. 22/05	$0.15	$0.60	400,000
Options	2,210,000	$0.10	Mar. 4/07	$0.10	$0.40	552,500
Options	3,500,000	$0.17	Dec. 6/07	$0.17	$0.68	875,000
Options	1,250,000	$0.31	Feb. 24/08	$0.31	$1.24	312,500
Options	250,000	$0.29	May 9/08	$0.29	$1.16	62,500
Options	6,350,000	$0.42	Oct. 27/08	$0.42	$1.68	1,587,500
Options	1,350,000	$0.30	May 9/09	$0.30	$1.20	337,500
Warrants	6,393,333	$0.17	Oct. 18/05	$0.17	$0.68	1,598,333
Warrants	3,828,867	$0.35	Oct. 23/05	$0.35	$1.40	957,216

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
Effective
Exercise
	Number of			Exercise Price	Price per	Number of New
	Bonanza Shares	Exercise		per 0.25 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise

Warrants	20,199,464	$0.35	Oct. 23/05	$0.35	$1.40	5,049,866

TOTAL	46,931,664					11,732,915

Taurus Options and Taurus Warrants
	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
					Effective
					Exercise
	Number of			Exercise Price	Price per	Number of New
	Taurus Shares	Exercise		per 0.20 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise
Options	200,000	$0.22	Apr. 30/08	$0.22	$1.10	40,000
Options	250,000	$0.10	Sep. 26/10	$0.10	$0.50	50,000
Options	250,000	$0.10	Sep. 10/11	$0.10	$0.50	50,000
Options	250,000	$0.12	June 24/12	$0.12	$0.60	50,000
Options	3,000,000	$0.30	Jan. 8/09	$0.30	$1.50	600,000
Options	1,000,000	$0.23	Oct. 25/09	$0.23	$1.15	200,000
Agent’s	2,299,050	$0.24	June 30/05	$0.24	$1.20	459,810
Option
Agent’s	175,725	$0.24	July 15/05	$0.24	$1.20	35,145
Option
Warrants	12,641,901	$0.30	Dec. 31/05	$0.30	$1.50	2,528,380
Warrants	3,000,000	$0.30	Dec. 1/05	$0.30	$1.50	600,000
Warrants	2,191,750	$0.30	June 30/05	$0.30	$1.50(1)	438,350
Warrants	273,250	$0.30	July 15/05	$0.30	$1.50(2)	54,650
TOTAL	25,531,676					5,106,335

Notes:

(1) Or at $2.00 from July 1, 2005 to June 30, 2006.
(2) Or at $2.00 from July 16, 2005 to July 15, 2006.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of Bonanza to Taurus and Fairstar with respect to Bonanza and the Bonanza Subsidiaries, of Taurus to Bonanza and Fairstar with respect to Taurus and the Taurus Subsidiaries, and of Fairstar to Bonanza and Taurus with respect to Fairstar and, where applicable, the Fenelon Project and the Casa Berardi Claims. These representations and warranties relate to, among other things: (a) corporate organization, existence and similar corporate matters; (b) capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) that the execution and delivery of the Arrangement Agreement and the completion of the Arrangement do not: (i) result in a violation or breach of any of their constating documents, (ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license or permit by which they are bound or any of their properties are subject to, or result in the imposition of any encumbrance on any of their assets, or give to others any material interest or rights under such agreement, instrument, license or permit, or (iii) violate the provisions of any law or administrative regulation or any judicial or administrative order, award, judgment or decree, which would result in Material Adverse Change to Bonanza, Taurus or, in the case of Fairstar, the Fenelon Project or the Casa Berardi Claims; (e) reporting issuer and listing status; (f) compliance with applicable securities laws relating to public disclosure of material information; (g) except as disclosed, their having conducted their business in the ordinary and regular course consistent with past practice since their respect financial year ends; (h) the audited financial statements having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (i) there being no contracts or commitments which would, as a result of the Arrangement, (j) impose materially greater restrictions on New Bonanza than those imposed prior to the Arrangement, (k) give a third party the right to terminate a material agreement, (l) impose restrictions on New Bonanza to carry on business in a geographical area, or (iv) impose restrictions on New Bonanza to pay dividends or make distributions to shareholders; (m) compliance with laws; (n) except as disclosed, the absence of litigation; (o) employment and labour matters; (p) title to properties and condition of assets; (q) environmental matters; (r) completeness and accuracy of financial and corporate books and records; (s) the filing of tax returns and tax matters; (t) consents required; (u) director approvals; (v) insurance; and (s) foreign private issuer status.

Covenants

Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of Bonanza and Taurus is required to, and to cause its subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, each of Bonanza and Taurus is required (except as contemplated by the Arrangement Agreement or as the other party may agree in writing) to, and to cause its subsidiaries to, among other things:

(a)	not directly or indirectly do or permit to occur any of the following:

(i)
issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Bonanza or the Bonanza Subsidiaries, or Taurus or the Taurus Subsidiaries;

	(ii)	other than in the ordinary course of business sell, lease or otherwise dispose of any assets or subsidiary;

	(iii)	amend or propose to amend its constating documents, except as required to complete the Arrangement, or the terms of outstanding warrants or options;

(iv)
accelerate the vesting of any unvested options or the expiry date of any options, or otherwise amend, vary or modify their existing Stock Option Plans except as provided for in the Arrangement Agreement;

	(v)	consolidate, split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

	(vi)	redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

	(vii)	reorganize, amalgamate or merge with any person;

	(viii)	reduce the share capital;

	(ix)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

	(x)	except in the ordinary and regular course of business:

		(A)	satisfy or settle any claims or disputes which are, individually or in the aggregate, material;

		(B)	relinquish any contractual rights which are, individually or in the aggregate, in excess of a specified amount; or

(C)
enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments, other than in the ordinary and regular course of business and not for speculative purposes;

	(xi)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xii)
except as required by Canadian and United States generally accepted accounting principles or applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices;

(b)
not to, other than pursuant to existing employment arrangements, enter into or modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any officer or director of Bonanza or Taurus, as the case may be;

(c)	use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

(d)	promptly notify the other parties of:

	(i)	any Material Adverse Change; or

	(ii)	any material complaint, investigation or hearing;

	(iii)	any breach of a covenant in the Arrangement Agreement; or

	(iv)	any representation or warranty contained in the Arrangement Agreement which is or becomes untrue or inaccurate in any material respect;

(e)	not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

(f)
use reasonable best efforts to take, or cause to be taken, and do, or cause to be done, all other things necessary, proper or advisable under applicable laws to complete the Arrangement; not take any action, refrain from taking action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or which would or could result in a Material Adverse Change to their respective businesses; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement; and use reasonable best efforts to maintain its business intact, not do anything or fail to do something which could lead to a breach under any material contract by which it is bound and to generally conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date; and

(g)
make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status.

Until the Effective Date, Fairstar is required (except as contemplated by the Arrangement Agreement or as agreed to in writing by Bonanza) to and shall cause FairstarSub to, among other things:

(a)	continue to wholly own FairstarSub;

(b)	transfer the Fenelon Project and Casa Berardi Claims to FairstarSub;

(c)	not amend or waive any rights under the contracts relating to the Fenelon Project;

(d)	promptly notify Bonanza and Fairstar of:

	(i)	any Material Adverse Change;

	(ii)	any material complaint or third party investigation;

	(iii)	any breach of a covenant in the Arrangement Agreement; or

	(iv)	any representation or warranty contained in the Arrangement Agreement which is or becomes untrue in any material respect.

New Bonanza has agreed that it will, after completion of the Arrangement, guarantee the discharge of all of the valid indebtedness of Bonanza, Taurus and their subsidiaries and of FairstarSub, outstanding as of the Effective Date. This guarantee does not prevent New Bonanza from causing such companies to dispute, and oppose the enforcement of, any such indebtedness.

Conditions to the Arrangement

The obligations of Bonanza and Taurus to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others: (i) the Arrangement Resolutions having been approved by the Bonanza Shareholders and the Taurus Shareholders at the Meeting; (ii) the Final Order having been granted by the Court; (iii) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement; (iv) the approval of the TSX-V and AMF to the Arrangement; (v) holders of no greater than 2% of the outstanding Bonanza Shares or Taurus Shares having dissented in respect of the Arrangement Resolutions; and (vi) the acceptance of the Plan of Arrangement for filing by the Registrar.

The obligations of Bonanza to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions in its favour, including, among others: (i) the representations and warranties of Taurus under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Bonanza results in a Material Adverse Change to Taurus; (ii) Taurus having complied in all material respects with its covenants in the Arrangement Agreement; (iii) there having been no Material Adverse Changes with respect to Taurus; and (iv) Bonanza having received written advice from a qualified person to the general effect that the terms of the Arrangement are fair from a financial point of view to the Bonanza Shareholders; (v) the delivery by Taurus of all consents required pursuant to any change of control clauses in any agreements to which Taurus is a party.

The obligations of Taurus to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) the representations and warranties of Bonanza under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Taurus results in a Material Adverse Change to Bonanza; (ii) Bonanza having complied in all material respects with its covenants in the Arrangement Agreement; (iii) there having been no Material Adverse Changes with respect to Bonanza; and (iv) Taurus having received written advice from a qualified person to the general effect that the terms of the Arrangement are fair from a financial point of view to the Taurus Shareholders; (v) the delivery by Bonanza of all consents required pursuant to any change of control clauses in any agreements to which Bonanza is a party.

The obligations of Fairstar to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) completion of the combination of Bonanza, Taurus and New Bonanza; (ii) the representations and warranties of Bonanza and Taurus under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of Fairstar, result in a Material Adverse Change to Bonanza or Taurus;

(iii) each of Bonanza and Taurus having complied in all material respects with their covenants in the Arrangement Agreement; (iv) there having been no Material Adverse Change to Bonanza or Taurus; (v) Fairstar having received written advice from a qualified person to the general effect that the Arrangement is fair, from a financial point of view, to the Fairstar shareholders; (vi) Fairstar having received the approval of its shareholders, the TSX and AMF for the Arrangement; and (vii) Fairstar having received all necessary third party consents.

The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement as it relates to that party, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Non-Solicitation

Pursuant to the Arrangement Agreement, Bonanza, Taurus and Fairstar have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal; or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent or restrict the directors of Bonanza, Taurus or Fairstar, as the case may be, (the “Target Party”) from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement. Each of Bonanza, Taurus and Fairstar must forthwith notify the other parties (the “Non-Target Parties”) of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

Until the Arrangement Agreement is terminated and any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Parties, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless: (a) the Target Party has provided the Non-Target Parties with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) ten business days have elapsed from the later of the date on which the Non-Target Parties received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Parties received a copy of such Acquisition Proposal. The Non-Target Parties may, during such ten business day period, offer to amend the terms of the Arrangement Agreement. The Target Party will review the terms of any such proposed amendment, and may in good faith either accept such amendment or proceed with the Acquisition Proposal if the Target Party determines in good faith that the Acquisition Proposal is still a Superior Proposal.

Termination and Termination Fees

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by the mutual consent of the parties;

(b)	by either Bonanza, Taurus or Fairstar if any law or regulation is passed that makes completion of the Arrangement illegal or prohibited;

(c)	by Bonanza if:

(i) the Taurus Board fails to recommend or changes its approval or recommendation of the Arrangement Agreement or the Arrangement,

(ii)
through the fault of Taurus (whether by commission or omission), this Arrangement is not, on or before the 10th day before the Termination Date, submitted for the approval of the Taurus Shareholders at the Taurus Meeting,

(iii) the Taurus Board or any committee thereof shall have approved or recommended any Acquisition Proposal,

(iv) Taurus shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal,

(v)
a take-over bid relating to the Taurus Shares shall have been commenced by a Person unaffiliated with Bonanza and Taurus shall not have sent to the Taurus Shareholders, within ten (10) business days after such take-over bid is first published, sent or given, a statement disclosing that Taurus recommends rejection of such take-over bid, or

(vi)
Taurus (or any of its officers or directors) shall have provided any recommendation to the Taurus Meeting or the Court in connection with the Final Order inconsistent with a recommendation in favour of the Arrangement;

(d)	by Taurus if:

(i) the Bonanza Board fails to recommend or changes its approval or recommendation of this Agreement or the Arrangement,

(ii)
through the fault of Bonanza (whether by commission or omission), this Arrangement is not, on or before the 10th day before the Termination Date, submitted for the approval of the Bonanza Shareholders at the Bonanza Meeting,

(iii) the Bonanza Board or any committee thereof shall have approved or recommended any Acquisition Proposal,

(iv) Bonanza shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal,

(v)
a take-over bid relating to the Bonanza Shares shall have been commenced by a Person unaffiliated with Taurus and Bonanza shall not have sent to the Bonanza Shareholders, within ten (10) business days after such take-over bid is first published, sent or given, a statement disclosing that Bonanza recommends rejection of such take-over bid, or

(vi)
Bonanza (or any of its officers or directors) shall have provided any recommendation to the Bonanza Meeting or the Court in connection with the Final Order inconsistent with a recommendation in favour of the Arrangement;

(e)	by Taurus in order to enter into a definitive written agreement with respect to a Superior Proposal;

(f)	by Bonanza in order to enter into a definitive written agreement with respect to a Superior Proposal;

(g)	by Fairstar in order to enter into a definitive written agreement with respect to a Superior Proposal;

(h)	by Taurus or Bonanza if Taurus Shareholders do not approve the Taurus Arrangement Resolution at the Taurus Meeting;

(i)	by Taurus or Bonanza if Bonanza Shareholders Approval do not approve the Bonanza Arrangement Resolution at the Bonanza Meeting;

(j)	by Fairstar if Taurus and Bonanza agree to change a provision of this Agreement or the Plan which adversely affects Fairstar without Fairstar’s written consent; or

(k)
if Fairstar terminates the Arrangement as it relates to Fairstar and FairstarSub, then, notwithstanding the other provisions of the Arrangement Agreement, Bonanza has the right to terminate the Arrangement. If Bonanza exercises this right, Taurus has the right to cause Bonanza to purchase $100,000 in Units of Taurus, each unit consisting of one Taurus Share and one share purchase warrant, at a price of $0.10 per unit or such other price as the TSX-V may require.

If either Bonanza, Taurus or Fairstar terminates (the “Terminating Party”) the Arrangement Agreement in connection with a Superior Proposal (a “Triggering Event”), then the Terminating Party shall pay to the other parties an amount in cash equal to 5% of market capitalization of the Terminating Party determined as of the close of business on the last business day prior to the date on which the Triggering Event occurred in immediately available funds. Such payment shall be made immediately following termination of the Arrangement Agreement.

Expenses of the Arrangement

The Arrangement Agreement provides that each of Bonanza, Taurus and Fairstar are to pay their own expenses incurred in connection therewith and the completion of the transactions contemplated thereby.

STOCK EXCHANGE LISTINGS

Both Bonanza and Taurus are currently listed on the TSX-V.

The TSX has conditionally agreed to list the New Bonanza Shares on the TSX subject to fulfillment of the general listing requirements of the TSX which are expected to be met in conjunction with the completion of the Arrangement. The Companies expect that, upon completion of the Arrangement, the Bonanza Shares and Taurus Shares will be delisted from the TSX-V, and the New Bonanza Shares will be listed on the TSX.

PRICE RANGES AND TRADING VOLUMES

Bonanza

The Bonanza Shares are listed on the TSX-V under the symbol “BZA”. The following table sets forth high and low prices and trading volumes of the Bonanza Shares on the TSX-V for the periods indicated:

		High	Low	Volume

2003		$	$
	First Quarter	0.38	0.22	43,446,374
	Second Quarter	0.315	0.23	19,169,492
	Third Quarter	0.41	0.265	28,009,282
	Fourth Quarter	0.485	0.33	69,353,236

2004
	First Quarter	0.395	0.24	34,277,762
	Second Quarter	0.27	0.155	28,386,720
	Third Quarter	0.22	0.14	14,401,603
	October	0.25	0.19	8,537,204
	November	0.23	0.185	6,680,984
	December	0.20	0.165	4,726,943

2005
	January	0.17	0.145	3,122,635

The closing price of the Bonanza Shares on November 22, 2004, the last trading day before the public announcement of the Arrangement, was $0.225.

Taurus

The Taurus Shares are listed on the TSX-V under the symbol “ITS”. The following table sets forth high and low prices and trading volumes of the Taurus Shares on the TSX-V for the periods indicated:

		High	Low	Volume

2003		$	$
	First Quarter	0.20	0.12	2,809,480
	Second Quarter	0.14	0.09	1,056,894
	Third Quarter	0.15	0.09	1,435,894
	Fourth Quarter	0.49	0.12	11,105,644

2004
	First Quarter	0.53	0.375	8,721,085
	Second Quarter	0.62	0.26	13,663,541
	Third Quarter	0.31	0.23	4,594,134
	October	0.33	0.22	2,342,645
	November	0.24	0.14	11,294,530
	December	0.16	0.13	6,019,713

2005
	January	0.16	0.17	997,973

The closing price of the Taurus Shares on November 22, 2004, the last trading day before the public announcement of the Arrangement, was $0.20.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a shareholder or warrantholder who disposes of Bonanza Shares, Taurus Shares, Bonanza Warrants or Taurus Warrants under the Arrangement (or who dissents under the Arrangement and is paid the fair value for the shares by Bonanza or Taurus, as the case may be) and who, for purposes of the Tax Act and at all relevant times: (i) holds the Bonanza Shares, Taurus Shares, Bonanza Warrants or Taurus Warrants, as applicable, as capital property, (ii) deals at arm’s length and is not affiliated with each of New Bonanza, Bonanza and Taurus, and provided further, with respect to shareholders of Bonanza or Taurus, that (iii) neither the shareholder nor any Persons with whom the shareholder did not deal at arm’s length, alone or together control New Bonanza or beneficially own shares of New Bonanza having a fair market value in excess of 50% of the fair market value of all outstanding New Bonanza Shares immediately following the completion of the Arrangement. Shareholders and warrantholders meeting all such applicable requirements are referred to as “Holder” or “Holders” herein, and this summary only addresses such Holders, as well as certain holders of Bonanza Options and Taurus Options in the circumstances and subject to the restrictions outlined below (herein an “Optionee” or “Optionees”). In addition, this summary is not applicable to a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” as defined in the Tax Act or a Holder an interest in which is a “tax shelter investment” for purposes of the Tax Act, and does not address other special situations.

This summary is based on the facts as set out in this Circular, the provisions of the Tax Act and regulations thereunder (in this summary, the “Regulations”) in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by the Minister of Finance before the date hereof and our understanding of the current administrative and assessing practice of the Canada Revenue Agency (“CRA”). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. The summary also assumes that Bonanza Shares and Taurus Shares will remain TSX-V listed until the completion of the Arrangement, and that New Bonanza Shares will be TSX-V listed or TSX listed as of the Effective Time.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders or Optionees in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or Optionee. Accordingly, all Holders and Optionees should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Residents of Canada

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a “Resident Holder” or “Resident Holders”). Certain Resident Holders whose Bonanza Shares or Taurus Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Bonanza Shares or Taurus Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Participating in the Arrangement

A Resident Holder who exchanges Bonanza Shares or Taurus Shares, as applicable, pursuant to the Arrangement for New Bonanza Shares will (unless the Resident Holder chooses otherwise, as described below) be deemed to have disposed of such shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof, and will also be deemed to acquire the New Bonanza Shares received in exchange for such Bonanza Shares or Taurus Shares at a cost equal to that amount. Such Resident Holder will recognize no capital gain or loss in respect of the exchange, and no election form under the Tax Act is required to be filed for this purpose.

Notwithstanding the foregoing, a Resident Holder who exchanges Bonanza Shares or Taurus Shares pursuant to the Arrangement for New Bonanza Shares may, if the Resident Holder so chooses, recognize all (but not less than all) of a capital gain or a capital loss in respect of such disposition of Bonanza Shares or Taurus Shares by reporting capital gain or loss in the Resident Holder’s income tax return for the taxation year during which the disposition occurs. In general terms, such capital gain or loss will be subject to the normal rules under the Tax Act.

Such capital gain (or capital loss) so realized will be equal to the amount by which the fair market value of the New Bonanza Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Resident Holder’s Bonanza Shares or Taurus Shares so exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the New Bonanza Shares so acquired will be the fair market value thereof as at the time of acquisition. One-half of any capital gain so realized must be included as a taxable capital gain in computing the Resident Holder’s income in such year, and one-half of any such capital loss is deducted as an allowable capital loss by the Resident Holder against taxable capital gains realized by the Resident Holder in the year. An allowable capital loss in excess of taxable capital gains for the year of disposition generally may be carried back and deducted against net taxable capital gains for any of the three preceding years or carried forward and deducted against net taxable capital gains in any subsequent year, (in accordance with and subject to the rules contained in the Tax Act). Capital gains realized by an individual (including a trust, other than certain specified trusts) will be relevant in computing possible liability for the alternative minimum tax. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains. The amount of any capital loss realized by a Resident Holder that is a corporation, or certain partnerships or trusts, may be reduced in certain circumstances in respect of dividends, if any, previously received or deemed to have been received on Bonanza Shares or Taurus Shares to the extent and in the circumstances as set out in the Tax Act, and a Resident Holder to which these rules may be relevant should consult the Resident Holder’s own tax advisors.

Resident Holders who Dissent

A Resident Holder who dissents from the Arrangement and whose Bonanza Shares or Taurus Shares are acquired by Bonanza or Taurus (as applicable) for payment of fair value (herein, a “Resident Dissenter”) will be considered to have disposed of such Bonanza Shares or Taurus Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court. The receipt of such proceeds of disposition can result in recognition of capital gain or loss by the Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or capital loss realized as referred to above under “Resident Holders Participating in the Arrangement” (i.e. the normal rules under the Tax Act will apply to any capital gain or loss). Any interest awarded by a court must also be included in computing the Resident Dissenter’s income for purposes of the Tax Act.

The Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Resident Dissenter’s Bonanza Shares or Taurus Shares, as applicable. In very general terms, such taxable dividend will be subject to the normal rules applicable with respect to taxable dividends under the Tax Act. In the case of a Resident Dissenter that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

All Resident Holders considering dissenting from the Arrangement are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Resident Holders of Warrants

The following portion of the summary addresses Resident Holders (as defined above) of Bonanza Warrants and Taurus Warrants.

A Resident Holder who exchanges Bonanza Warrants or Taurus Warrants solely for New Bonanza Warrants pursuant to the Arrangement will be considered to have disposed of the Bonanza Warrants or Taurus Warrants, as applicable, for proceeds of disposition equal to the fair market value of the New Bonanza Warrants received on the exchange. As a result, such Resident Holder will, in general, realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Bonanza Warrants or Taurus Warrants immediately before the exchange. Such capital gain (or capital loss) will, in general terms, be subject to the same treatment under the Tax Act as applies to any capital gain or loss realized as referred to above under “Resident Holders Participating in the Arrangement”. Resident Holders of Bonanza Warrants and Taurus Warrants should consult with their own tax advisors in this regard, including with respect to evaluating the alternative of exercising Warrants before the Record Date.

Resident Option Holders

The following portion of the summary addresses only those Optionees who, for purposes of the Tax Act, are individuals who are and have always been resident in Canada who were granted Bonanza Options or Taurus Options as employees for providing employment services to Bonanza or Taurus, as applicable, and deal at arm’s length with New Bonanza, Bonanza and Taurus. Individuals meeting all such requirements are referred to as “Resident Optionees”, and this part of the summary only addresses such Resident Optionees. Other holders of Options, including consultants or independent contractors, are not addressed and should consult with their own tax advisors.

A Resident Optionee who exchanges Bonanza Options or Taurus Options with New Bonanza solely for New Bonanza Options pursuant to the Arrangement will not be considered to have disposed of such Bonanza Options or Taurus Options for purposes of the Tax Act provided that the total value of the New Bonanza Shares the Resident Optionee is entitled to acquire under the New Bonanza Options immediately after the exchange (net of the related New Bonanza Option exercise price) does not exceed the total value of the Bonanza Shares or Taurus Shares the Resident Optionee was entitled to acquire under the Bonanza Options or Taurus Options immediately before the exchange (net of the related Bonanza Option or Taurus Option exercise price). While this is a question of fact that can only be determined as of the Effective Date, the exchange ratios and other terms affecting Optionees under the Arrangement were negotiated and structured with the intent that no Optionee would receive an economic advantage or net benefit through an improvement in Option rights, and management of Bonanza and Taurus believe this is consistent with the CRA’s assessing policy (although no ruling has been obtained or applied for in this regard). All Resident Optionees are advised to consult with their own tax advisors in this regard. Where a disposition of Bonanza Options or Taurus Options to New Bonanza does arise for tax purposes on the exchange for New Bonanza Options, the Resident Optionee is, in general terms, deemed to receive a taxable employee benefit in the amount, if any, by which the value of the New Bonanza Options received under the Arrangement exceeds the amount (if any) that was paid by the Resident Optionee to acquire the Bonanza Options or Taurus Options.

Resident Holders Holding and Disposing of New Bonanza Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on New Bonanza Shares will be included in computing the Resident Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act. A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33-1/3% on dividends received or deemed to be received on New Bonanza Shares to the extent such dividends are deductible in computing such corporation’s taxable income.

A disposition or deemed disposition of New Bonanza Shares by a Resident Holder will be subject to the normal rules under the Tax Act.

Non-Residents

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who, at all relevant times for purposes of the Tax Act, have never been and are not resident in Canada or deemed to be resident in Canada and do not use or hold and are not deemed to use or hold their Bonanza Shares, Taurus Shares or Warrants in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as “Non-Resident Holder” or “Non-Resident Holders”, and this portion of the summary only addresses such NonResident Holders.

Non-Resident Holders Participating in the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Bonanza Shares or Taurus Shares pursuant to the Arrangement unless such shares are or are deemed to be “taxable Canadian property” and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

Generally, Bonanza Shares and Taurus Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX-V and the TSX), unless:

(a)
at any time during the 60 month period ending at the time of disposition of the Bonanza Shares or Taurus Shares by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm’s length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Bonanza or Taurus, as the case may be; or

(b)	the Non-Resident Holder’s Bonanza Shares or Taurus Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

If the Bonanza Shares or Taurus Shares are taxable Canadian property to a Non-Resident Holder, the recognition of capital gains on the disposition of Bonanza Shares or Taurus Shares pursuant to accepting the Arrangement would in general be determined in the manner and subject to the tax treatment described above under “Resident Holders Participating in the Arrangement”, subject to any potential exemption from tax under the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Bonanza Shares or Taurus Shares as taxable Canadian property should consult with their own tax advisors. Where Bonanza Shares or Taurus Shares are held as taxable Canadian property, New Bonanza Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of New Bonanza Shares.

Non-Resident Holders who Dissent

A Non-Resident Holder who dissents from the Arrangement and whose Bonanza Shares or Taurus Shares are acquired by Bonanza or Taurus (as applicable) for payment of fair value (herein, a “Non-Resident Dissenter”) will be considered to have disposed of such Bonanza Shares or Taurus Shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court. The receipt of such proceeds of disposition can result in recognition of capital gain or capital loss by the Non-Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or loss realized as referred to above under “Resident Holders Participating in the Arrangement” (i.e. the normal rules under the Tax Act will apply to any capital gain or loss). Any interest awarded by a court must also be included in computing the Non-Resident Dissenter’s income for purposes of the Tax Act, and will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

The Non-Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Non-Resident Dissenter’s Bonanza Shares or Taurus Shares, as applicable. Any such deemed dividend will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

All Non-Resident Holders considering dissenting from the Arrangement are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Non-Resident Holders of Warrants

The following portion of the summary addresses Non-Resident Holders (as defined above) of Bonanza Warrants and Taurus Warrants.

A Non-Resident Holder who exchanges Bonanza Warrants or Taurus Warrants solely for New Bonanza Warrants pursuant to the Arrangement will be considered to have disposed of the Bonanza Warrants or Taurus Warrants, as applicable, for proceeds of disposition equal to the fair market value of the New Bonanza Warrants received on the exchange. As a result, such Non-Resident Holder will, in general terms, realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Non-Resident Holder of such Bonanza Warrants or Taurus Warrants immediately before the exchange. A capital gain so realized will not be subject to tax under the Tax Act unless the Bonanza Warrants or Taurus Warrants so exchanged are or are deemed to be “taxable Canadian property” and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

Generally, Bonanza Warrants and Taurus Warrants will not be taxable Canadian property at a particular time provided that the underlying Bonanza Shares and Taurus Shares, as applicable, are listed on a prescribed stock exchange (which includes the TSX and the TSX-V), unless, at any time during the 60 month period ending at the time of disposition of the Bonanza Warrants or Taurus Warrants by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm’s length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Bonanza or Taurus, as the case may be.

Non-Resident Option Holders

The consequences under the Tax Act applicable to a non-resident individual who was granted Options for providing services as employee will depend on a variety of circumstances, including whether the individual performed employment duties in Canada or elsewhere, or in Canada and elsewhere, whether such services were rendered to Bonanza or Taurus directly or to a subsidiary or affiliate as the case may be, the residence history of the individual, the applicability of any relevant tax treaty relief, and other circumstances. A practical discussion of these variables is beyond the scope of this summary, and all non-resident Optionees should consult with their own tax advisors having regard to their particular circumstances, as should all consultants or independent contractors.

Non-Resident Holders Holding and Disposing of New Bonanza Shares

Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of New Bonanza Shares unless the Non-Resident Holder’s New Bonanza Shares are or are deemed to be taxable Canadian property and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “U.S. Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Taurus Shares or Bonanza Shares, as the case may be, that, for U.S. federal income tax purposes, is: (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if: (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Taurus Shares or Bonanza Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the U.S. Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the U.S. Code; (f) U.S. Holders that own Taurus Shares or Bonanza Shares, as the case may be, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Taurus Shares or Bonanza Shares, as the case may be, in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Taurus Shares or Bonanza Shares, as the case may be, other than as a capital asset within the meaning of Section 1221 of the U.S. Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of Taurus or Bonanza, as the case may be. U.S. Holders that are subject to special provisions under the U.S. Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Taurus Shares or Bonanza Shares, as the case may be, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any Taurus Options, Taurus Warrants, Bonanza Options, Bonanza Warrants, or other rights to acquire Taurus Shares or Bonanza Shares, respectively; (b) any conversion of any note, debenture, or other debt instrument of Taurus or Bonanza, as the case may be, into Taurus Shares or Bonanza Shares, respectively; (c) any conversion of one class of shares of Taurus or Bonanza, as the case may be, into a different class of shares of Taurus or Bonanza, respectively; or (d) any exchange of Taurus Options or Bonanza Options for New Bonanza Options or any exchange of Taurus Warrants or Bonanza Warrants for New Bonanza Warrants.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement as a Tax-Deferred Transaction

Taurus, Bonanza, New Bonanza, Fairstar, and FairstarSub have agreed, pursuant to the Arrangement Agreement, to report the Arrangement as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Code and/or as a transaction that satisfies the requirements of Section 351(a) of the U.S. Code (in either case, a “Tax-Deferred Transaction”). U.S. Holders should be aware, however, that there can be no assurances that the Arrangement will, in fact, qualify as a Tax-Deferred Transaction with respect to U.S. Holders. The requirements that must be satisfied in order for the Arrangement to qualify as a Tax-Deferred Transaction with respect to U.S.

Holders are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Consequences to U.S. Holders if the Arrangement Qualifies as a Tax-Deferred Transaction

As discussed above, there can be no assurances that the Arrangement will qualify as a Tax-Deferred Transaction with respect to U.S. Holders. Assuming that the Arrangement qualifies as a Tax-Deferred Transaction, subject to the “passive foreign investment company” rules discussed below and the rules under Section 367(a) of the U.S. Code discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	no gain or loss should be recognized by a U.S. Holder that exchanges Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement;

(b)
the tax basis of a U.S. Holder for the New Bonanza Shares acquired in exchange for Taurus Shares or Bonanza Shares, as the case may be, pursuant to the Arrangement should be equal to such U.S. Holder’s tax basis in the Taurus Shares or Bonanza Shares, as the case may be, exchanged; and

(c)
the holding period of a U.S. Holder for the New Bonanza Shares acquired in exchange for Taurus Shares or Bonanza Shares, as the case may be, pursuant to the Arrangement should include such U.S. Holder’s holding period for the Taurus Shares or Bonanza Shares, as the case may be, exchanged.

Information Reporting By U.S. Holders

U.S. Holders that exchange Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement generally will be required to report certain information to the IRS with their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding such U.S. Holder’s information reporting and record retention responsibilities in connection with the Arrangement.

Application of the Section 367 Rules to the Arrangement

Under Section 367(a) of the U.S. Code, a U.S. Holder of Taurus Shares or Bonanza Shares, as the case may be, that owns, immediately after the Arrangement, New Bonanza Shares representing five percent (5%) or more of the total voting power or total value of all of the outstanding stock of New Bonanza (a “5% Shareholder”) will be required to enter into a gain recognition agreement (a “GRA”) in order for the Arrangement to be treated as a Tax-Deferred Transaction with respect to such 5% Shareholder. U.S. Holders should be aware that special ownership attribution rules under Section 318 of the U.S. Code apply in determining the ownership of New Bonanza Shares by a U.S. Holder.

Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if New Bonanza were to dispose (other than in certain nonrecognition transfers) of the Taurus Shares or Bonanza Shares, as the case may be, or if Taurus or Bonanza, as the case may be, were to dispose (other than in certain nonrecognition transfers) of substantially all of its assets before the close of the fifth full taxable year following the close of the taxable year of the Arrangement. In that event, a 5% Shareholder would be required to report the gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such

5% Shareholder elects in its GRA to recognize such gain in the taxable year that the gain under the GRA is triggered. In addition to U.S. federal income tax payable with respect to such gain, a 5% Shareholder would be required to pay interest on such tax as if the tax were payable for the taxable year of the Arrangement. Each 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement with the IRS for the term of the GRA.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the ownership attribution rules under Section 318 of the U.S. Code and the rules of Section 367(a) of the U.S. Code.

The Arrangement as a Taxable Transaction

As discussed above, there can be no assurances that the Arrangement will qualify as a Tax-Deferred Transaction with respect to U.S. Holders. Accordingly, the Arrangement could be treated as a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Assuming that the Arrangement does not qualify as a Tax-Deferred Transaction, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)
a U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between: (i) the fair market value of New Bonanza Shares received by such U.S. Holder in the Arrangement; and (ii) the tax basis of such U.S. Holder in the Taurus Shares or Bonanza Shares, as the case may be, exchanged pursuant to the Arrangement;

(b)
the tax basis of a U.S. Holder in the New Bonanza Shares acquired in exchange for Taurus Shares or Bonanza Shares, as the case may be, pursuant to the Arrangement should be equal to the fair market value of the New Bonanza Shares on the date of receipt; and

(c)
the holding period of a U.S. Holder for the New Bonanza Shares acquired in exchange for Taurus Shares or Bonanza Shares, as the case may be, pursuant to the Arrangement should begin on the day after the date of receipt.

Subject to the “passive foreign investment company” rules discussed below, the gain or loss described in clause (a) immediately above should be capital gain or loss, which will be long-term capital gain or loss if the Taurus Shares or Bonanza Shares, as the case may be, are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement should recognize a gain or loss in an amount equal to the difference, if any, between: (a) the amount of cash received by such U.S. Holder in exchange for the Taurus Shares or Bonanza Shares, as the case may be, held (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income); and (b) the tax basis of such U.S. Holder in the Taurus Shares or Bonanza Shares, as the case may be, held.

Subject to the “passive foreign investment company” rules discussed below, such gain or loss should be a capital gain or loss, which will be a long-term capital gain or loss if the Taurus Shares or Bonanza Shares, as the case may be, are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations under the U.S. Code.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Taurus, Bonanza ,and New Bonanza as a PFIC

A foreign corporation generally will be a “passive foreign investment company” under Section 1297 of the U.S. Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a “related person” (as defined in Section 954(d)(3) of the U.S. Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Bonanza believes that it was a PFIC for the taxable year ended December 31, 2004 and that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by Bonanza concerning its PFIC status. Taurus believes that it was a PFIC for the taxable year ended March 31, 2004 and that it will be a PFIC for the taxable year ending March 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by Taurus concerning its PFIC status. Based on the planned activities and the anticipated assets of New Bonanza (including the activities and assets of Taurus, Bonanza and FairstarSub), New Bonanza anticipates that it will qualify as a PFIC for its fiscal year that includes the day after the Arrangement. There can be no assurance, however, that New Bonanza’s activities will proceed as planned or that the IRS will not challenge the determination made by New Bonanza concerning its PFIC status. Whether New Bonanza, Bonanza or Taurus qualifies as a PFIC in a particular taxable year will depend upon its (and its subsidiaries) actual income and assets during such taxation year and on the interpretation of certain complex provisions of the Code and Treasury Regulations.

Effect of PFIC Rules on the Arrangement as a Tax-Deferred Transaction

In the event that Taurus or Bonanza, as the case may be, qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the U.S. Code (the “Proposed PFIC Regulations”) may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Tax-Deferred Transaction).

The effect of the Proposed PFIC Regulations on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Taurus or Bonanza, as the case may be, as a “qualified electing fund” or “QEF” under Section 1295 of the U.S. Code for the tax year that is the first year in such U.S. Holder’s holding period for the Taurus Shares or Bonanza Shares, as the case may be, during which Taurus or Bonanza, as the case may be, qualified as a PFIC (a “QEF Election”). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a “Non-Electing Shareholder.”

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a “deemed sale election” to recognize, under the rules of Section 1291 of the U.S. Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Taurus Shares or Bonanza Shares, as the case may be, on the qualification date. The “qualification date” is the first day of Taurus’ or Bonanza’s, as the case may be, tax year in which Taurus or Bonanza, respectively, qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Taurus Shares or Bonanza Shares, as the case may be, on the qualification date.

U.S. Holders should be aware that there can be no assurance that Taurus or Bonanza will satisfy record keeping requirements that apply to a QEF, or that Taurus or Bonanza will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that Taurus or Bonanza, as the case may be, is a PFIC and a U.S. Holder wishes to make a QEF Election.

Electing Shareholders

Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize a gain upon a Tax-Deferred Transaction. Accordingly, assuming that the Arrangement qualifies as a Tax-Deferred Transaction, the

Proposed PFIC Regulations should not cause an Electing Shareholder to recognize gain on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement.

Non-Electing Shareholders

Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize a gain upon a Tax-Deferred Transaction if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize gain (but not loss) upon a Tax-Deferred Transaction if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

If New Bonanza does not qualify as a PFIC for its taxable year that includes the day after the Arrangement, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize a gain (but not a loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Tax-Deferred Transaction). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between: (a) the fair market value of the New Bonanza Shares received by such U.S. Holder pursuant to the Arrangement; and (b) the tax basis of such U.S. Holder in the Taurus Shares or Bonanza Shares, as the case may be, exchanged pursuant to the Arrangement. Such gain recognized by a Non-Electing Shareholder generally will: (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Taurus Shares or Bonanza Shares, as the case may be; (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year; and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

If New Bonanza does qualify as a PFIC for its taxable year that includes the day after the Arrangement, assuming that the Arrangement qualifies as a Tax-Deferred Transaction, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize gain on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Mark to Market Election

The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the U.S. Code (a “Mark-to-Market Election”) on whether a U.S. Holder will recognize gain or loss on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement if the Arrangement otherwise qualifies as a Tax-Deferred Transaction. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a Tax-Deferred Transaction). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether gain or loss is recognized on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The

IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the U.S. Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those U.S. Code provisions.

Effect of PFIC Rules on the Arrangement as a Taxable Transaction

In the event that Taurus or Bonanza, as the case may be, qualifies as a PFIC and the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the exchange of Taurus Shares or Bonanza Shares, as the case may be, for New Bonanza Shares pursuant to the Arrangement. The PFIC rules will also apply to gain or loss recognized by a U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for such U.S. Holder’s Taurus Shares or Bonanza Shares, as the case may be, held.

Under the PFIC rules any gain recognized pursuant to the Arrangement by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Taurus Shares or Bonanza Shares, as the case may be, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. However, gain recognized pursuant to the Arrangement by an Electing Shareholder generally should be capital gain.

In addition, under the PFIC rules, a gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of proceeds arising from the sale or other taxable disposition of Taurus Shares or Bonanza Shares, as the case may be, generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder: (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

SECURITIES LAWS CONSIDERATIONS

Canadian Securities Laws

The issuance under the Arrangement of New Bonanza Shares to Bonanza and Taurus Shareholders will constitute a distribution of shares by New Bonanza which will be exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of Canada in which registered Shareholders are resident. New Bonanza will, as a result of the Arrangement, become a “reporting issuer” under the applicable securities legislation in British Columbia, Alberta, Ontario and Quebec.

New Bonanza Shares received pursuant to the Arrangement by holders of Bonanza and Taurus Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada excluding Quebec (Multilateral Instrument 45-102, Resale of Shares) provided that: (1) any person, company or combination of persons or companies holding a sufficient number of New Bonanza Shares to affect materially the control of New Bonanza will be restricted in reselling such shares pursuant to applicable securities laws; (2) no unusual effort is made to prepare the market or to create a demand for the New Bonanza Shares; (3) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (4) if the selling shareholder is an Insider (including a senior officer) of New Bonanza, as the case may be, the selling share holder has no reasonable grounds to believe that such issuer is in default of securities legislation. The New Bonanza Shares issued under the Arrangement may however be subject to escrow provisions and other resale restrictions imposed by the TSX-V.

New Bonanza has applied for a discretionary exemption from the AMF (the Quebec securities regulatory authority) for the distribution of New Bonanza Shares pursuant to the Arrangement to shareholders resident in Quebec, and to permit Quebec resident shareholders to resell their New Bonanza Shares on the same basis as other New Bonanza Shareholders. Assuming that the relief requested from the AMF (the Quebec securities regulatory authority) is granted on the terms requested, New Bonanza Shares received pursuant to the Arrangement by holders of Bonanza and Taurus Shares who are resident in Quebec, may be freely sold pursuant to the securities laws of Quebec provided that no effort is made to prepare the market or to create a demand for the New Bonanza Shares.

To the extent that holders of Bonanza and Taurus Shares reside in non-Canadian jurisdictions, the New Bonanza Shares received by such shareholders may be subject to certain trading restrictions under applicable securities laws. All such holders of Bonanza and Taurus Shares residing outside Canada and the United Stares are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

Under existing interpretations of the SEC’s Division of Corporation Finance, the proposed issuances of New Bonanza Shares, New Bonanza Options and New Bonanza Warrants (“New Bonanza Securities”) to the security holders of Bonanza and Taurus are considered to be “offers” or “sales” of securities. New Bonanza therefore seeks to rely upon the securities registration exemption set forth in Section 3(a)(10) of the U.S. Securities Act with respect to its various issuances of securities in the Arrangement. The consequences to Bonanza and Taurus’s current security holders are as follows.

In the event that the Arrangement is completed, the resulting issuance of New Bonanza Securities will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under applicable state securities laws.

New Bonanza Securities received by a person who will be an “affiliate” of New Bonanza after the Arrangement, or who was an “affiliate” of New Bonanza or Bonanza or Taurus prior to the Arrangement, will be subject to certain resale restrictions imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its “affiliates.”

With respect to New Bonanza Securities issued upon closing of the Arrangement in exchange for Bonanza and Taurus securities, persons who are not affiliates of Bonanza, Taurus or New Bonanza prior to the Arrangement and who will not be affiliates of New Bonanza after the Arrangement may, subject to applicable Canadian requirements discussed above, resell such New Bonanza Securities without restriction under the U.S. Securities Act.

Persons who will be affiliates of New Bonanza after the Arrangement, and persons who are affiliates of Bonanza, Taurus or New Bonanza prior to the Arrangement, may not resell their New Bonanza Securities in the absence of registration under the U.S. Securities Act, unless, as discussed below, an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 145(d), as currently in effect, persons who will be affiliates of New Bonanza after the Arrangement, and persons who are affiliates of either Bonanza, Taurus or New Bonanza prior to the Arrangement, will be entitled to resell in the United States, during any three-month period, that number of New Bonanza Securities that does not exceed the greater of one percent of the then outstanding securities of such class (as such class is determined under the SEC’s rules), or, if such securities become listed on a United States securities exchange or traded on NASDAQ (and for the foreseeable future it is not anticipated that they will be), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about New Bonanza (as to which there can be no assurance). Former affiliates of Bonanza, Taurus or New Bonanza who are not affiliates of New Bonanza after the Arrangement, and who hold their New Bonanza Securities for a period of one year after the Arrangement, may resell their New Bonanza Securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about New Bonanza (as to which there can be no assurance). Former affiliates of Bonanza, Taurus or New Bonanza who hold their New Bonanza Securities for a period of two years after the Arrangement may freely resell such New Bonanza Securities, provided that such persons have not been an affiliate of New Bonanza during the three-month period preceding the resale.

Subject to applicable Canadian requirements and the following described U.S. imposed limitations, all holders of New Bonanza Securities may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S thereunder.

Holders of New Bonanza Securities who are not affiliates of New Bonanza, or who are affiliates of New Bonanza solely by virtue of serving as an officer or director of New Bonanza, may, under the securities laws of the United States, resell their New Bonanza Securities in an “offshore transaction” within the meaning of Regulation S (which would, as to New Bonanza Shares, include a sale through the TSX or TSX-V that is not pre-arranged with a United States buyer) if neither the seller or any person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of a person who is an affiliate of New Bonanza solely by virtue of serving as an officer or director of New Bonanza, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission.

For purposes of Regulation S, an “offshore transaction” is a transaction that meets the following requirements: (i) the offer is not made to a person in the United States; (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would currently include the TSX or TSX-V), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States; and (iii) offers and sales are not specifically targeted at identifiable groups of U.S. citizens abroad.

Should New Bonanza ever not have its common shares listed on the TSX or TSX-V, then it would be difficult for U.S. holders to sell New Bonanza Securities in an “offshore transaction” within the meaning of Regulation S. While Bonanza and Taurus have received conditional approval of the TSX-V for the listing of the New Bonanza Shares upon completion of the Arrangement, and believe that such listing will be obtained in the ordinary course, there can be no assurance that such a listing will be obtained or that it will be maintained.

For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.

Certain additional Regulation S restrictions are applicable: (i) to a holder of New Bonanza Securities who will be an affiliate of New Bonanza other than by virtue of his or her status as an officer or director of New Bonanza; or (ii) if New Bonanza does not qualify as a “foreign issuer” as defined in Regulation S at the time of sale. New Bonanza currently qualifies as a “foreign issuer”; however, New Bonanza may cease to be a “foreign issuer” if United States residents become the holders, directly or indirectly, of a majority of New Bonanza’s outstanding voting securities.

The exemption provided by Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of New Bonanza Shares upon exercise of New Bonanza Warrants (the “New Bonanza Warrant Shares”) or for the issuance of New Bonanza Shares upon exercise of New Bonanza Options (the “New Bonanza Option Shares”). The New Bonanza Warrant Shares have not been and will not be registered under the U.S. Securities Act. As a result, the New Bonanza Warrants may not be exercised by or on behalf of a person in the United States, and the New Bonanza Warrant Shares issuable upon exercise thereof may not be offered or sold in the United States, unless an exemption from the registration requirements under the U.S. Securities Act and the securities laws of all applicable states of the United States is available for the exercise and resale.

If New Bonanza registers the New Bonanza Option Shares under the U.S. Securities Act on Form S-8, the New Bonanza Options may be exercised in the United States, subject, however, to compliance with applicable United States state securities laws and, subject to applicable United States state securities laws, any New Bonanza Option Shares issued upon such exercise may be sold without restriction in the United States by holders thereof who are not affiliates of New Bonanza at the time of sale. Holders of New Bonanza Option Shares who are affiliates of New Bonanza must comply with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act.

In the event that the New Bonanza Option Shares are not subject to an effective registration statement under the U.S. Securities Act at the time of exercise of any New Bonanza Options, the restrictions described above with respect to exercises of New Bonanza Warrants and offers and sales of New Bonanza Warrant Shares will apply to such exercises of New Bonanza Options and to offers and sales of the New Bonanza Option Shares issued upon such exercises.

Subject to applicable Canadian requirements, holders of New Bonanza Shares issued upon exercise of New Bonanza Options and New Bonanza Warrants received in the Arrangement may also resell such New Bonanza Shares under SEC Regulation S, as discussed above.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the New Bonanza Securities received upon completion of the Arrangement. Holders of New Bonanza Securities may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of New Bonanza Securities are urged to consult with counsel to ensure that the resale of New Bonanza Securities complies with applicable securities legislation.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act; accordingly this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of Bonanza and Taurus, and the pro forma financial statements of New Bonanza included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE NEW BONANZA SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

DISSENTING SHAREHOLDERS RIGHTS

As indicated in the Notice of the Meeting, and as provided in the Plan of Arrangement, any holder of Bonanza Shares or Taurus Shares is entitled to be paid the fair value of such shares in accordance with the Dissent Right in the Plan of Arrangement and provisions of §237-247 of the BCA if the shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of Bonanza Shares or Taurus Shares who dissents to the Arrangement Resolution and is paid the fair value of such shares will not be entitled to receive any New Bonanza Shares. The fair value of such holder’s Bonanza Shares or Taurus Shares will be determined as of the close of business on the business day before the adoption of the Arrangement Resolution. The payment for such fair value of the shares shall be made by Bonanza or Taurus, as the case may be.

Bonanza or Taurus Shareholders registered as such on the record date of the Meeting may exercise rights of dissent pursuant to and in the manner set forth in §237-247 of the BCA, the Plan of Arrangement and the Interim Order, provided that the notice of dissent duly executed by such Bonanza or Taurus Shareholder is received by Bonanza or Taurus’s respective registered and records office two days in advance of the date of the Meeting. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to Bonanza or Taurus, as the case may be for cancellation immediately at the Effective Time and in no case shall Bonanza or Taurus, as the case may be, be required to recognize such Persons as holding Bonanza Shares or Taurus Shares after the Effective Time.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a Proxy to vote against the Arrangement Resolution does not constitute a notice of dissent, but a Bonanza or Taurus Shareholder need not vote against the Arrangement Resolution in order to dissent. However, a Bonanza or Taurus Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a Bonanza or Taurus Shareholder whose Proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights.

Bonanza or Taurus Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a Bonanza or Taurus Shareholder who is not a Dissenting Shareholder and shall receive New Bonanza Shares on the same basis as every other Bonanza or Taurus Shareholder.

Pursuant to the terms of the Arrangement Agreement, the obligation of Bonanza and Taurus to complete the Arrangement is subject to Bonanza and Taurus not having received notices of dissent in respect of more than 2% of the number of Bonanza Shares or Taurus Shares, as the case may be, which are issued as at the Effective Date which requirement may be waived by either company. Should Bonanza and Taurus not complete the Arrangement, whether as a result of the failure of the Bonanza or Taurus Shareholders to approve the Arrangement Resolution or Bonanza or Taurus receiving Notices of Dissent in excess of 2% of the number of Bonanza Shares or Taurus Shares which are issued as at the Effective Date, Dissenting Shareholders will not be entitled to receive fair value for their Bonanza Shares or Taurus Shares.

Prior to the Arrangement becoming effective, Bonanza and Taurus will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of their intention to act on such Arrangement Resolution. A notice of intention need not be sent to any Bonanza or Taurus Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his notice of dissent. Within one month of the date of the notice given by Bonanza or Taurus of their intention to act, the Dissenting Shareholder is required to send written notice to Bonanza or Taurus, as the case may be, that he requires Bonanza or Taurus, as the case may be to purchase all of his Bonanza Shares or Taurus Shares, as the case may be, and at the same time to deliver certificates representing those Bonanza Shares or Taurus Shares to Bonanza or Taurus. Upon such delivery, a Dissenting Shareholder will be bound to sell and Bonanza or Taurus will be bound to purchase the Bonanza Shares or Taurus Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the Bonanza or Taurus Shareholders, excluding any appreciation or depreciation in anticipation of the vote. Every Dissenting Shareholder of each company who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders of that company.

A Dissenting Shareholder who has sent a demand for payment, or Bonanza or Taurus, may apply to the Court which may: (a) require the Dissenting Shareholder to sell and Bonanza or Taurus, as the case may be, to purchase the Bonanza Shares or Taurus Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Bonanza or Taurus Shareholder in respect of the Bonanza Shares or Taurus Shares for which a demand for payment has been given, other than the rights to receive payment for those Bonanza Shares or Taurus Shares. Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of Bonanza or Taurus, as the case may be. No Dissenting Shareholder may withdraw his demand for payment unless Bonanza or Taurus, as the case may be, consents.

Once the Arrangement becomes effective, none of the resulting changes to Bonanza or Taurus will affect the rights of the Dissenting Shareholders or Bonanza or Taurus or the price to be paid for the Dissenting Shareholder’s Bonanza Shares or Taurus Shares. If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that Bonanza or Taurus or the Bonanza or Taurus Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with his Bonanza Shares or Taurus Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Bonanza or Taurus Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult his or her legal advisor.

In addition to Dissent Rights, under the BCA, a Bonanza or Taurus Shareholder or a non-registered Bonanza or Taurus Shareholder has the right to apply to Court on the grounds that some act of Bonanza or Taurus has been done, or is threatened, or that some resolution of the Bonanza or Taurus Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the Bonanza or Taurus Shareholders, including the applicant. On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by Bonanza or Taurus or to cancel or vary any transaction or resolution.

Section §237-247 of the BCA

The following is a brief summary of the provisions of §237-247 of the BCA. A Bonanza or Taurus Dissenting Shareholder who duly gives notice of dissent to the Arrangement may require Bonanza or Taurus, if the Arrangement becomes effective, to purchase all of the Bonanza Shares or Taurus Shares held by such shareholder at the fair value of such Bonanza Shares or Taurus Shares as of the day before the date on which the special resolution was passed. A Bonanza or Taurus Shareholder may give notice of dissent in respect of the Arrangement by registered mail addressed to the registered office of Bonanza or Taurus. The notice of dissent must be received at the registered office of Bonanza or Taurus at least 2 days before the Meeting. As a result of giving notice of dissent such Bonanza or Taurus Shareholder may, on receiving a notice of intention to act under §237-247 of the BCA, require Bonanza or Taurus to purchase all Bonanza Shares or Taurus Shares of such shareholder in respect of which the notice of dissent was given. The text of §237-247 of the BCA is set out in Appendix O to this Circular.

Address for Dissent Notices

All Dissent Notices to Bonanza, in accordance with the provisions of the Plan of Arrangement, should be addressed to Bonanza at its registered office at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia V6B 1N2.

All Dissent Notices to Taurus, in accordance with the provisions of the Plan of Arrangement, should be addressed to Taurus at its registered office at Suite 902, 475 Howe Street, Vancouver, British Columbia V6C 2B0.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder’s Bonanza Shares or Taurus Shares, and is qualified in its entirety by reference to the Interim Order and §237-247 of the BCA, the full texts of which are attached to this Circular as Appendix J and Appendix L and the Plan of Arrangement, which is a schedule to the Arrangement Agreement filed as a material document on SEDAR at www.sedar.com. The Dissent Rights in the Plan of Arrangement and the provisions of section §237-247 of the BCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each Bonanza or Taurus Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

RISK FACTORS OF THE ARRANGEMENT

Bonanza Shareholders and Taurus Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the matters relating to the Arrangement. In addition to the risk factors relating to the Arrangement set out below, shareholders should also carefully consider the risk factors set out under the headings entitled “Risk Factors of the Arrangement” in Appendices C and F to this Circular. All of the risk factors described below and in Appendices C and F to this Circular should be considered by shareholders in conjunction with the other information included in this Circular, including the appendices hereto.

Bonanza and Taurus may not integrate successfully

The Arrangement will involve the integration of companies that previously operated independently. As a result, the Arrangement will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees. The difficulties which the combined company’s management encounters in the transition and integration processes could have an affect on the level of expenses and operating results of New Bonanza. As a result of these factors, it is possible that some of the benefits expected from the Arrangement will not be realized.

Bonanza and Taurus directors and executive officers may have interests in the Arrangement that are different from those of Bonanza and Taurus Shareholders

In considering the recommendation of the Bonanza Board and the Taurus Board to vote in favour of the Arrangement Resolution and the Stock Option Plan Resolution, respectively, Bonanza Shareholders and Taurus Shareholders should be aware that certain members of the Bonanza and Taurus boards of directors and management teams have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Bonanza and Taurus Shareholders generally. See “Information Concerning the Meetings - Interests of Certain Persons in the Arrangement”.

Risks associated with fixed Exchange Ratio

Pursuant to the provisions of the Plan of Arrangement, each Taurus Share will be exchanged for 0.20 of a New Bonanza Share, and each Bonanza Share will be exchanged for 0.25 of a New Bonanza Share. The Taurus Exchange Ratio and the Bonanza Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Bonanza Shares or the Taurus Shares. The market value of the consideration that Taurus Shareholders and Bonanza Shareholders will receive in the Arrangement will depend on the market price of the Bonanza Shares and Taurus Shares on the Effective Date. If the market price of the Bonanza Shares or the Taurus Shares increases or decreases, the market value of the New Bonanza Shares that Shareholders receive will correspondingly increase or decrease. The number of New Bonanza Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Taurus Shares or the Bonanza Shares. Many of the factors that affect the market price of the Bonanza Shares and the Taurus Shares are beyond the control of Bonanza and Taurus, respectively. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

ADOPTION OF STOCK OPTION PLAN

In order to provide incentive to directors, officers employees, management and others who provide services to Bonanza, Taurus or New Bonanza to act in the best interests of New Bonanza, directors of Taurus and Bonanza have recommended that New Bonanza adopt a stock option plan (the “Plan”). Under the Plan, a number of shares equal to 10% of the outstanding New Bonanza Shares from time to time will be available (on completion of the Arrangement, assuming that no additional Bonanza Shares or Taurus Shares are issued before such completion, this number will be 7,433,092 options, inclusive of the 5,117,500 options described under “Information Concerning New Bonanza Following Completion of the Arrangement – Options to Purchase Securities”) for share incentive options to be granted at the discretion of New Bonanza’s board of directors. Creation of the Plan requires shareholder approval and the approval of the TSX-V and TSX, as applicable. The material terms of the Plan are as follows:

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or consultant at the time the option is granted.

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX-V or TSX, as applicable.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of 10 years;

(b)
an option granted to an optionee who dies while being entitled to exercise an option under the Plan can be exercised by the optionee’s lawful representatives within a period of one year from the date the optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

(c)
if New Bonanza is listed on the TSX-V, for stock options granted to employees or service providers (inclusive of management company employees), New Bonanza is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of New Bonanza or of any of its subsidiaries;

(d)
if an optionee ceases to be employed by or to provide services to New Bonanza or ceases to act as a director or officer of New Bonanza or a subsidiary of New Bonanza, except in the event of the death of the optionee, any option held by such optionee immediately terminates and ceases to be exercisable;

(e)
the minimum exercise price of an option granted under the Plan must not be less than the closing price for New Bonanza’s Shares as traded on the TSX-V or TSX, as the case may be, on the last trading day before the date that the option is granted. In the event that the common shares are not listed on any stock exchange, then the minimum exercise price will be determined by the directors using their discretion but acting in good faith;

(f)	other than consultants, no optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of New Bonanza. This figure is reduced to 2% for consultants;

(g)
options granted under the Plan will vest and be cumulatively exercisable in instalments at a rate to be fixed by the directors of New Bonanza over a period of not less than 18 months. Vesting is generally subject to an optionee remaining in the capacity of an optionee during the vesting period;

(h)	the Plan and options granted thereunder may be amended by the directors without further shareholder approval, provided such amendments are on terms no more favorable

(i)	New Bonanza will be required to obtain disinterested shareholder approval (described below) if:

(i)
the number of options granted to Insiders of New Bonanza, when combined with all other security compensation arrangements of New Bonanza, could exceed 10% of New Bonanza’s outstanding listed shares; and

(ii) for any amendment to an option held by an insider.

Form of Resolution

The Shareholders will be asked to approve the following resolution at the Meetings (the “Stock Option Plan Resolution”):

“RESOLVED, as an ordinary resolution of the shareholders of Taurus and Bonanza, that New Bonanza adopt the Stock Option Plan described in the Circular.”

Disinterested Shareholder Approval

Under the policies of the TSX-V and TSX, if a stock option plan which includes the provisions of paragraph (i) above is subject to the approval of the disinterested shareholders of the Company. New Bonanza may adopt other share compensation arrangements which could exceed the 10% limited specified above. Accordingly, the votes of Bonanza and Taurus Shareholders who will be insiders of New Bonanza will be excluded from voting on the Stock Option Plan Resolution. In order to pass the Stock Option Plan Resolution must be approved by a majority of the votes cast by disinterested shareholders at each of the Meetings.

Recommendation

The Bonanza Board and the Taurus Board are of the view that the Plan will provide New Bonanza with the flexibility necessary to attract and maintain the services of senior executives and other employees who have the ability to enhance shareholder value, and recommend that shareholders vote in favour of the Plan.

BONANZA CHANGE OF AUDITOR

KPMG LLP, Chartered Accountants, of Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, will be nominated at the Bonanza Meeting for appointment as auditor of Bonanza at a remuneration to be fixed by the Bonanza Board. The Bonanza Board resolved on February 11, 2005 to accept the resignation of Tony M. Ricci Inc., Chartered Accountant, as the auditor of Bonanza and on the same date KPMG LLP was appointed by the Board as the auditor of Bonanza to hold office until the next annual general meeting of shareholders of Bonanza.

A copy of Bonanza’s Reporting Package with respect to the resignation of Tony M. Ricci Inc., Chartered Accountant, as auditor and appointment of KPMG LLP as auditor of Bonanza (including the Notice of Change of Auditor, a letter from Tony M. Ricci Inc., Chartered Accountant and a letter from KPMG LLP is attached as Appendix M to this Information Circular.

There have been no reportable disagreements between Bonanza and Tony M. Ricci Inc., Chartered Accountant and no qualified opinions or denials of opinions by Tony M. Ricci Inc., Chartered Accountant for the purposes of National Instrument 51-102.

INFORMATION CONCERNING NEW BONANZA
FOLLOWING COMPLETION OF THE ARRANGEMENT

General

On completion of the Arrangement, New Bonanza will carry on the businesses of Bonanza and Taurus with several mineral exploration projects in Canada and the United States. The Arrangement will also result in the consolidation of Taurus’ 62% interest in the Fenelon Project with Fairstar’s 38% interest, as well as certain other Casa Berardi Claims held by Fairstar. As a result of the Arrangement the litigation between Taurus and Fairstar relating to the Fenelon Project will be set aside, enabling New Bonanza to proceed with the further exploration and development of that project. Fairstar’s interest in the Fenelon Project and the Casa Berardi Claims will be transferred to FairstarSub by Fairstar prior to the Effective Date. The property, liabilities and obligations of Bonanza, Taurus and Fairstar will effectively become the property, liabilities and obligations of New Bonanza. Its head office will be at Suite 1606 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Its registered offices will be at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Intercorporate Relationships

Bonanza, Taurus and FairstarSub will each be wholly-owned subsidiaries of New Bonanza on completion of the Arrangement. The following diagram sets out the corporate structure of New Bonanza and its active subsidiaries:

(1)	Bonanza Exploration Inc. holds Bonanza’s principal property, the Copperstone Gold Project in Arizona, as well as Bonanza’s exploration properties, the Pamlico Project, Nevada, the Gold Bar Project, Nevada, the Oatman Project, Arizona, the Belmont Project, Nevada, and the Vulture Project, Nevada. For a description of the Bonanza Mineral Properties which will be held by New Bonanza on completion of the Arrangement, see Appendix C.

(2)	Taurus’ principal properties are the Fenelon Project in Quebec and the Taurus Property in British Columbia. In addition, Taurus holds the Martiniere Property and Northway-Noyon Gold Project in Quebec and the Northshore Property in Ontario.

For a description of the Taurus Mineral Properties which will be held by New Bonanza upon completion of the Arrangement, see Appendix F.

General Development of the Business

New Bonanza will be an exploration stage mining company engaged in the identification, acquisition, exploration and, if warranted, development of mineral properties, and will continue the combined businesses of Bonanza, Taurus and FairstarSub. For a description of the business of, and of the mineral properties to be held by, New Bonanza, see Appendices C and F.

Business Objectives

New Bonanza’s business objectives will be to conduct further development drilling and exploration on each of the (i) Copperstone Gold Project; (ii) the Fenelon Gold Project; and (iii) Taurus Gold Project, with a view to completing a preliminary feasibility study on one or all of these projects within the next three years.

Selected Pro Forma Consolidated Financial Information

Appendix I attached to this Circular contains unaudited pro forma condensed consolidated financial information for New Bonanza based upon the completion of the Arrangement. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Arrangement occurred on September 30, 2004. The unaudited pro forma condensed consolidated statements of operations and deficit have been prepared for the nine months ended September 30, 2004 and the year ended December 31, 2003 on the basis that the Arrangement occurred on January 1, 2004. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of Bonanza and Taurus contained in Appendices D and G to this Circular. All financial data presented below is in thousands of dollars, except per share data.

	Nine Months ended	Year ended
	September 30, 2004	December 31, 2003
	(Unaudited)
Statement of Operations Data:
Net loss	$2,988,168	$1,298,415
General and administrative expenses	1,430,242	547,448
Basic income (loss) per share	(0.04)	0.03

As at September 30,
2004
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$11,315,273
Working capital	11,244,471
Mineral properties	45,803,666
Total assets	58,707,847
Long-term debt, excluding current portion	1,261,600
Total liabilities, excluding future income tax	3,058,057
Shareholders’ equity	51,320,178

Description of New Bonanza Common Shares and Preferred Shares

On completion of the Arrangement, New Bonanza will have an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which approximately 74,330,926 (91,170,175 fully diluted) common shares (including New Bonanza Shares issuable to Fairstar) and no Class A preferred shares will be issued and outstanding upon closing of the Arrangement. See “Pro Forma Consolidated Capitalization” and “Fully Diluted Share Capital”. The rights pertaining to the New Bonanza Shares will be governed by the Articles of New Bonanza and the provisions of the BCA. All New Bonanza common shares rank equally with respect to voting rights and liquidation preferences and have no par or stated value. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of New Bonanza, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

Description of New Bonanza Warrants

The following description of the New Bonanza Warrants is a summary only and is subject to the more detailed provisions to be contained in the form of certificates representing the New Bonanza Warrants. The New Bonanza Warrants will entitle holders to purchase the number of shares at the prices set out in the tables under the heading “The Arrangement - Treatment of Warrants and Options of Bonanza and Taurus”. The Warrants will contain, among other terms and conditions, provisions for the appropriate adjustment in the class, number and price of the shares to be acquired on exercise upon the occurrence of certain capital events, including any subdivision, consolidation or reclassification of the common shares of the New Bonanza, payments of stock dividends or other distributions, or the amalgamation, merger or other reorganization of New Bonanza. None of the New Bonanza Warrants will be listed on any stock exchange or stock market.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma capitalization of New Bonanza on the Effective Date:

				Pro Forma New
		Bonanza Amount	Taurus Amount	Bonanza Amount
	Amount	Outstanding on	Outstanding on	Outstanding on the
Capital	Authorized	September 30, 2004	September 30, 2004	Effective Date (2)

Shareholders’ Equity	Unlimited	$27,582,914	$13,345,940	$54,289,048
		188,284,350 shares	103,799,192 shares	74,330,926(1)

Long Term Debt		$Nil	$1,261,600	$1,261,600(3)

(1)	Includes 6,500,000 New Bonanza Shares to be issued to Fairstar for the acquisition of FairstarSub.

(2)	See “The Arrangement Agreement – Treatment of Warrants and Options of Bonanza and Taurus” for a list of New Bonanza Options and Warrants to be outstanding upon completion of the Arrangement.

(3)
During 2002, Taurus entered into a financing arrangement with Stonegate Management Limited, a private corporation, for the provision of US$1.0 million as debt financing, which was used to finance the Fenelon Project. The amended terms of the financing provide for repayment of the principal, together with interest at 15% per annum, by December 31, 2005. In addition, the lender was granted a royalty of 6% of Taurus’ share of the net profits from the Fenelon Project.

Fully Diluted Share Capital

The following table sets forth the expected fully diluted share capital of New Bonanza on the Effective Date;

	Number of New
Reason for Issue	Bonanza Shares	Percentage of Total
Exchange for Bonanza Shares	47,071,087	51%
Exchange for Taurus Shares	20,759,838	23%
Acquisition of FairstarSub	6,500,000	7%
Upon exercise of New Bonanza Options and New	11,732,915	13%
Bonanza Warrants issued to holders of Bonanza
Options and Bonanza Warrants
Upon exercise of New Bonanza Options and New	5,106,335	6%
Bonanza Warrants issued to holders of Taurus Options
and Taurus Warrants
TOTAL	91,170,175	100%

Going Forward Financing Plans

New Bonanza will be well capitalized to plan and initiate aggressive development and exploration programs on its gold projects upon completion of the Arrangement. New Bonanza is also likely to consider the possibility of obtaining additional financing at some stage. This may occur at any time although there is no certainty of proceeding with any transaction as of the date of mailing of this Circular. Securing any financing will require management to determine the appropriate level of funding while balancing dilution with future funding requirements.

Should any financing be arranged before the Meetings a press release will disclose the details, however, no amendment to these disclosure materials will be filed or distributed. Any financing which is structured and committed to before the Meetings will involve prior consultation amongst the directors of Bonanza, Taurus and Fairstar and any financing decisions made after the completion of the Arrangement will be the prerogative of the New Bonanza directors.

Bonanza is currently in discussions with one securities dealer involving the possible offering of up to 18 million shares of New Bonanza (or the equivalent in Bonanza Shares) should the pricing be satisfactory to management. Any financing will also be subject to negotiation with the dealer in regards to factors such as fees, commissions and dealer incentive warrants.

A financing may include a mix of New Bonanza Shares as well as Canadian tax-incentivized common shares known as “Flow-Through (“FT”) Shares”. FT Shares are identical in all respects to common shares except that the subscribers for such shares receive the right to deduct the subscription price from other taxable income and the issuing company does not receive additions to its tax depletion pools in respect of the exploration and development expenditures on Canadian properties which must be incurred with the proceeds of FT Shares. FT Shares are generally priced at a modest premium to non-flow-through shares. If any financing shares are issued in connection with the Arrangement, then it is anticipated that all or a portion of such shares will be freely tradable under Canadian securities laws upon completion of the Arrangement and will not be subject to the four month hold period generally applicable to securities which are issued in reliance on an exemption from prospectus and registration requirements. Because any potential offering price is not currently ascertainable, the potential dilution to the book value of New Bonanza of any potential financing is not currently determinable. There can be no assurances given that a financing will be completed, in whole or in part. Accordingly the shareholders of each of Bonanza, Taurus and Fairstar will be relying on the discretion of the boards of directors and their financial advisors as to whether and on what terms a financing would be desirable at this stage.

Principal Shareholders

No one person will own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding New Bonanza Shares on the completion of the Arrangement.

Directors and Officers

The following table and the notes thereto state the names, municipality of residence, offices to be held with New Bonanza and principal occupations of the directors and officers of New Bonanza to be appointed on the Effective Date pursuant to the Arrangement and the number of securities of New Bonanza beneficially owned, directly or indirectly, by each of them, on the Effective Date.

Voting
				Voting	Securities to
				Securities	be Held or
				Held/	Controlled
				Controlled in	in New
Name and	Position held with	Position to be	Principal Occupation and	Bonanza/	Bonanza on
Municipality of	Bonanza/Taurus/	held with New	Positions During Last Five	Taurus at	the Effective
Residence	Fairstar	Bonanza	Years	Record Date	Date

Brian Kirwin	President and Chief	President and	President and Chief Executive	6,512,477	1,628,119(1)
Reno, Nevada	Executive Officer	Chief Executive	Officer of Bonanza since	Bonanza	New
	of Bonanza	Officer	December, 2000; President of	Shares	Bonanza
			Bonanza Gold Inc. June 2000	(3.5%)	Shares
			to December 2000; Vice-		(2.2%)
President, Exploration of
Vengold, May 1996 to June
2000

Giulio T.	Executive Vice	Executive Vice	Executive Vice President and	3,613,003	903,250(2)
Bonifacio	President, Chief	President, Chief	Chief Financial Officer of	Bonanza	New
Vancouver,	Financial Officer	Financial	Bonanza since July 2001;	Shares	Bonanza
British	and Director of	Officer and	Vice President, Finance and	(1.9%)	Shares
Columbia	Bonanza	Director	Secretary of itemus inc. from		(1.2%)
February 2000 to June 2001;
Vice President, Finance,
Treasurer and Secretary of
Vengold Inc., from 1994 until
February 2000

Robert T.	Director of	Director	Vice President, Corporate	Nil	Nil(3)
McKnight	Bonanza		Development & Chief
North			Financial Officer of Yukon
Vancouver,			Zinc Corporation and Pacifica
British			Resources Ltd. since February
Columbia			2004; Manager, Financial
Services, AMEC Americas
Ltd, September 2003 to
January 2004; President,
Finisterre Holdings Inc., a
private company, 1996 to
Present

Ronald K.	Director of	Director	Chairman, Viceroy	Nil	Nil
Netolitzky	Bonanza		Exploration Ltd. since April
Victoria,			2003; past President of
British			Bonanza March 2003 to
Columbia			December 2003; Chairman,
Viceroy Resource
Corporation from October
1996 to November 2002;
Chairman of Consolidated
Trillion Resources Ltd. from
January 1999 to December
2003

Voting
				Voting	Securities to
				Securities	be Held or
				Held/	Controlled
				Controlled in	in New
Name and	Position held with	Position to be	Principal Occupation and	Bonanza/	Bonanza on
Municipality of	Bonanza/Taurus/	held with New	Positions During Last Five	Taurus at	the Effective
Residence	Fairstar	Bonanza	Years	Record Date	Date

Donald Lay	Director of Taurus	Director	Principal, One Degree Capital	1,489,000	355,300
Vancouver,			Corp., since December 2000;	Taurus Shares	New
British			Manager, Investor Relations,	(1.4%)	Bonanza
Columbia			Forbes Medi-Tech Inc.,		Shares(4)
			January 1998 to March 2000	230,000	(<1%)
Bonanza
Shares
(<1%)

James F.	Director of Taurus	Director	Principal of Global Services	90,000	18,000 New
Bagwell			Group specializing in	Taurus Shares	Bonanza
Tampa, Florida			formation and management of	(<1%)	Shares(5)
			international business trusts		(<1%)
since June 1998

Carl Ravinsky	Director of Fairstar	Director	Lawyer, Partner of Desjardins	Nil	Nil
Westmount,			Ducharme Stein Monast,
Quebec			Montreal, Quebec since
August 6, 2004 and prior to
that a partner at a Montreal
law firm

(1)	Mr. Kirwin will also hold 1,408,750 New Bonanza Options and 166,667 New Bonanza Warrants.

(2)	Mr. Bonifacio will also hold 1,243,750 New Bonanza Options and 233,333 New Bonanza Warrants.

(3)	Mr. McKnight will also hold 87,500 New Bonanza Options.

(4)	Mr. Lay will also hold 100,000 New Bonanza Options and 125,000 New Bonanza Warrants.

(5)	Mr. Bagwell will also hold 140,000 New Bonanza Options and no New Bonanza Warrants.

Advisors to the Board of Directors

Ian W. Telfer, Advisory Board Member

Mr. Telfer, West Vancouver, British Columbia, age 58, holds an MBA, is a Chartered Accountant and has been Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold. Mr. Telfer is currently Advisor to the Board of Directors for Bonanza.

Robert Blakestad, Advisory Board Member

Mr. Blakestad, Highlands Ranch, Colorado, age 57, holds an MSc in geology and is a registered Professional Geologist. He has over 30 years of world-wide mining exploration and development experience. He was President and Chief Executive Officer of Taurus from April 1998 to November 2004. Blakestad is presently Vice President, Exploration for Apex Silver Mines Limited, Vice President, Exploration of Amax Gold Inc. from January 1996 to April 1998, and he also has held management positions with Homestake Mining Company.

Directors and Officers

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 43, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000, Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is a member of Bonanza’s Audit Committee.

Giulio T. Bonifacio, Executive Vice President, Chief Financial Office (“CFO”), Director

Mr. Bonifacio, Vancouver, British Columbia, age 44, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of Bonanza since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals. Mr. Bonifacio is also currently a member of the board of directors and audit committee of Earthworks Industries Inc., a company listed on the TSX-V.

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 61, holds a M.Sc. in Geology, is a registered Professional Geologist and has been Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004. Mr. Netolitzky is a member of Bonanza’s Audit Committee.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 54, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation and Pacifica Resources Ltd., Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is a member of Bonanza’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation, Pacifica Resources and Strata Gold Corporation, all of which are listed on the TSX-V.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 58, holds a B.Sc. degree in Economics and has been a director of Taurus since 1996. Mr. Bagwell currently sits on the audit committee of Taurus. Mr. Bagwell has 35 years of experience managing and working with many public and private companies. Mr. Bagwell is a founder and has been principal of Global Service Group, LLC, an asset management company, since June 1998. From August 1980 to May 1998, Mr. Bagwell was Executive Vice President of Diamond Hill Plywood Co. a large privately owned wholesale distribution business located in southeastern United States. In February 2004, Mr. Bagwell founded and still co-manages a large hydroponics farm located in Lithia, Florida. Mr. Bagwell also oversees Jireh International Ministries his own private, not for profit, charitable company that is involved in feeding programs for children throughout the world and a prisoner support program in the central Florida prison system.

Donald Lay, Director

Mr. Lay, Vancouver, British Columbia, age 45, holds a B.Sc. and has been a director of Taurus since 2001. He is a principal of One Degree Capital, a corporate finance boutique that works with emerging public and private companies since 2000. Previously, he was the Manager of Investor Relations with Forbes Medi-Tech from 1998 to 2000, and Managing Director of Portfolio Partners Capital Corp. from 1994 to 1997. He is currently a member of the audit committee of Taurus and is currently a member of the Board of Directors of Contec Innovations Inc. and Medallion Resources Ltd., both of which are listed on the TSX-V.

Carl Ravinsky, Director

Mr. Ravinsky, Montreal, Quebec, age 54, is a lawyer with the Quebec law firm of Desjardins, Ducharme, Stein Monast and has been a director of Fairstar since 1993. Mr. Ravinsky has been practicing business law since 1975 and is currently qualified to practice law in Quebec, Ontario and Alberta.

Joe G. Kircher, Vice President, Chief Operating Officer (“COO”)

Mr. Kircher, Reno, Nevada, age 46, is a Mining Engineer and has been Vice President, Operations since April 2004; General Manager – Mining Division, Washington Group International Inc. in 2003; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998. Subsequent to December 31, 2003, Mr. Kircher became an Officer of Bonanza on April 30, 2004.

Foster V. Wilson, Vice President Corporate Development

Mr. Wilson, Reno, Nevada, age 45, is a Professional Geologist and has been Vice President, Corporate Development of Bonanza since May 2003; Consulting geologist 2000-2003; Former member of technical services group at Placer Dome Exploration 1990-1999; Former exploration geologist with Echo Bay Exploration 1985-1990.

William Bird, Vice President, Canadian Operations

Dr. Bird, age 63, holds a PhD in geology and he is a registered Professional Geologist. He joined Taurus as a Vice President and director in October 1999 and later became the Chief Financial Officer in January 2004. He assumed the additional role of President and Chief Executive Officer in November 2004. Dr. Bird was the President and Chief Executive Officer of Robex Resources Inc; from May 2004 until January 2005, President of Scorpio Mining Corporation from September 2002 until May 2004, President of Cusac Gold Mines Ltd. from March 1999 until October 1999.

Catherine Tanaka, Assistant Corporate Secretary

Ms. Tanaka, Vancouver, British Columbia, age 35, holds a Bachelor of Arts and has been Assistant Corporate Secretary and Investor Relations Officer of Bonanza since March, 2003; Legal Assistant at Dorsey & Whitney LLP from August 2001 to March 2003; Manager of Corporate Affairs at Itemus Inc. from February 2000 to July 2001; Manager of Corporation Affairs of Vengold Inc. from 1998 to February 2000.

Janet Horbulyk, Vice President, Administration

Ms. Horbulyk, age 46, has been Vice President, Administration of Taurus since August 2004. Ms. Horbulyk has served Taurus for 11 years in various positions including Corporate Secretary and as a member of the board of directors. Prior to joining Taurus Ms. Horbulyk worked for seven years at the Vancouver Stock Exchange (now TSX Venture Exchange) as an assistant listing officer and five years as a legal assistant in a securities law firm.

Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer or Control Person or promoter of New Bonanza, within ten years prior to the date of this Circular, has been a director, officer or promoter of any person or company that, while that persons was acting in that capacity, was the subject of a cease trade or similar order for a period of more than thirty (30) consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had receiver, receiver/manager or Escrow Agent appointed to hold its assets.

Penalties or Sanctions

No proposed director, officer or Control Person or promoter of New Bonanza has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable security holder making a decision about the Arrangement.

Personal Bankruptcies

No proposed director, officer or Control Person or promoter of New Bonanza, within ten years prior to the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver/manager or escrow agent appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

There are no potential material conflicts of interest between New Bonanza and any proposed director, officer or promoter of New Bonanza, except as otherwise disclosed in this Circular.

Executive Compensation

The following table discloses the expected remuneration of the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executives of New Bonanza, for the 12 month period after the Effective Date:

PRO FORMA COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	All Other Compensation ($)
Brian Kirwin President, CEO	2005	US$165,000	-	Nil	-	-
Giulio T. Bonifacio Executive Vice-President, CFO	2005	US$150,000	-	Nil	-	-
Joe Kircher VP, COO	2005	US$121,000	-	Nil	-	-
Foster Wilson VP Corporate Development	2005	US$102,000	-	Nil	-	-
William Bird VP, Canadian Operations	2005	CDN$120,000	-	Nil	-	-

Indebtedness of Directors and Officers

None of the proposed directors or officers of New Bonanza will be indebted to New Bonanza on completion of the Arrangement. None of the directors or officers of Bonanza or Taurus have, at any time during their respective most recently completed fiscal years or since then, been indebted to Bonanza or Taurus.

Investor Relations Arrangements

No written or oral agreement or undertaking has been reached with any person to provide any promotional or investor relations services to New Bonanza.

Options to Purchase Securities

If approved by the Bonanza Shareholders and Taurus Shareholders, New Bonanza will adopt the stock option plan to be presented to Bonanza and Taurus Shareholders for approval at the Meetings. See “Adoption of Stock Option Plan”.

Upon completion of the Arrangement, the following New Bonanza Options will be outstanding under the New Bonanza Stock Option Plan.

	Number of Shares	Exercise Price
Optionee Status	Under Option	Per Share	Expiry Date
Executive Officers and	275,000	$0.60	December 22, 2005
Advisors (9 persons)	502,500	$0.40	March 4, 2007
	875,000	$0.68	December 6, 2007
	312,500	$1.24	February 24, 2008
	1,275,000	$1.68	October 27, 2008
	190,000	$1.50	January 8, 2008
	250,000	$1.20	March 31, 2009
	60,000	$1.15	October 25, 2009

Directors (other than	40,000	$1.10	April 30, 2008
executive officers)	62,500	$1.16	May 9, 2008
(5 persons)	312,500	$1.68	October 27, 2008
	40,000	$1.50	January 8, 2009
	87,500	$1.20	March 31, 2009
	60,000	$1.15	October 25, 2009
	50,000	$0.50	September 26, 2010
	50,000	$0.50	September 10, 2011

Employees Consultants,	125,000	$0.60	December 22, 2005
and other persons (other	50,000	$0.40	March 4, 2007
than executive officers)
(9 persons)	370,000	$1.50	January 8, 2009
	80,000	$1.15	October 25, 2009
	50,000	$0.60	June 24, 2012
TOTAL OPTIONS	5,117,500

See “The Arrangement Agreement” for details of the conversion of Bonanza and Taurus Warrants and Options to the New Bonanza Options and New Bonanza Warrants which will be outstanding on completion.

There are no assurances that the options will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Stock Option Plan

If approved by the Bonanza Shareholders and Taurus Shareholders, New Bonanza will adopt the stock option plan to be presented to Bonanza and Taurus Shareholders for approval at the Meetings. See “Adoption of Stock Option Plan”.

Changes to Corporate Legislation Affecting New Bonanza

The corporate legislation of the Province of British Columbia applies to New Bonanza, Taurus and Bonanza. That legislation has recently undergone significant modernization, with the replacement of the Company Act by the Business Corporations Act (“BCA”) effective March 29, 2004. New Bonanza was incorporated after the BCA came into force. As such, it has a Notice of Articles (instead of a Memorandum) and Articles that are substantially similar to the articles of Bonanza and Taurus under the Company Act, but revised to better reflect the BCA and to not reference various provisions that have become obsolete over time or which are now no longer required as a result of, or are inconsistent with, the provisions in the BCA. The Notice of Articles is kept by the registrar appointed now under the BCA and, among other things, sets out the number and class of shares in the capital of New Bonanza.

The Articles are kept by New Bonanza at its records office and, among other things, set out rules for the conduct of the business and affairs of New Bonanza and the rights and restrictions that are attached to the class(es), and series of shares (if any), of New Bonanza.

The BCA contains new wording and a number of new concepts and provisions. If this transaction had not occurred, Taurus and Bonanza would have asked their respective shareholders to update their Articles and Notice of Articles to better reflect the BCA and to delete from such documents various provisions that have become obsolete over time or which are now no longer required as a result of, or are inconsistent with, the provisions in the BCA. In addition, the BCA permits various things which were not permitted by the Company Act and New Bonanza’s Articles take advantage of this possibility since it may allow for more transactions to be completed by New Bonanza without the expense of a special general meeting.

The BCA: Matters for Consideration

Unlike Bonanza or Taurus, New Bonanza’s Notice of Articles: (a) do not include the Pre-existing Company Provisions; (b) have an authorized capital of an unlimited number of Common shares and an unlimited number of Preference shares. Unlike Bonanza or Taurus, New Bonanza’s Articles are fully compliant with the BCA, and any amendments which require a Special Resolution must be passed by at least the favourable vote of € , rather than ¾, of the votes cast on the motion to approve the resolution.

Implications of the Non-Application to New Bonanza of the Pre-existing Company Provisions

Under the BCA, Bonanza and Taurus, as companies that pre-existed the BCA, are subject to a set of provisions designated as the Pre-existing Company Provisions (the “PCPs”). The PCPs that have specific application to Bonanza and Taurus are as follows:

(a)	a special resolution requires a majority of 75% of the votes cast in order to pass;

(b)	a special separate resolution requires a majority of 75% of the votes cast in a class or series vote in order to pass; and

(c)
subject to several exceptions, before purchasing any of its shares, Bonanza and Taurus must make an offer, to every shareholder holding shares of the class or series to be purchased, to purchase the shares pro rata.

There are additional PCPs that do not apply to Bonanza or Taurus because of specific exemptions applicable to Bonanza and Taurus as public companies.

If the Arrangement is approved then, in the case of the PCPs identified above as applicable to Bonanza and Taurus, the lack of their application to New Bonanza would have the following results:

(a)	a special resolution of the holders of Common Shares of New Bonanza will require a majority of € of the votes cast in order to pass;

(b)
a special separate resolution of the holders of any other class of shares (of which there presently are none) would require a majority of 66 € % of the votes cast in a class or series vote in order to pass; and

(c)	New Bonanza need not, before purchasing any of its shares, make an offer to purchase such shares pro rata.

Special resolutions (or their equivalent in which all shareholders vote) are required to be passed to authorize a number of corporate actions including transactions such as certain amalgamations, arrangements and continuances out of British Columbia. Such transactions also may require approvals of each class and series of a Company’s shares by special separate resolutions if they prejudice or interfere with the rights or special rights attached to such shares. Any proposed changes to the Articles of a Company which prejudice or interfere with the rights or special rights attached to a class or series of shares must also be consented by a special separate resolution passed by the holders of the class or series affected.

Prior to the new BCA, the majority required to pass special resolutions and separate special resolutions was ¾ of the votes cast. This requirement is continued by the PCPs as long as a pre-existing company (such as Bonanza and Taurus) remains subject to the PCPs. For all new companies incorporated under the BCA (such as New Bonanza), the majority required to pass these resolutions may be € of the votes cast, as it currently is in analogous circumstances under the Canada Business Corporations Act, or ¾ of the votes cast, or any number in between. New Bonanza has chosen the requirement of a favourable vote of € of the votes cast on a special resolution and a special separate resolution, as the appropriate number of favourable votes required to be obtained in order to pass resolutions of these types, as this is the number typically required for most Canadian public companies.

With regard to New Bonanza not being subject to a corporate requirement to purchase back its shares on a pro rata basis, such transactions are governed, in any event, by securities laws of various provinces and elsewhere where New Bonanza has shareholders. In general these securities laws mandate pro rata purchases or their functional equivalent with certain exceptions. Management may believe that securities law and not New Bonanza’s constitution should govern when New Bonanza must make pro rata purchases in such transactions, and the drafters of the BCA evidently agreed and deliberately omitted these provisions from the BCA to leave them to securities legislation.

New Bonanza’s Articles contain provisions common in post-BCA Articles, and also include the following details which may be relevant to shareholders: they do not give the chair of general (shareholders’) or directors’ meetings a casting vote; provide for a quorum at general meetings of 2 shareholders present in person or by proxy holding not less than 5% of the number of eligible votes; and provide for 48 hours’ notice of directors’ meetings; and permit various changes in authorized capital by ordinary resolution.

Auditors

The auditors of New Bonanza will be KPMG LLP, Chartered Accountants.

Registrar and Transfer Agent

The Transfer Agent and Registrar of New Bonanza will be Computershare Trust Company of Canada.

Legal Proceedings

Upon completion of the Arrangement, New Bonanza and its subsidiaries will not be a party to any legal proceedings the outcome of which could have a material adverse effect on New Bonanza, except as set out in Appendix F under the heading “Legal Proceedings”. In connection therewith, the Arrangement will result in the settlement of all outstanding litigation between Fairstar and Taurus relating to the Fenelon Project. The claim made December 16, 2004 by Ross-Finlay 2000 Inc. will remain outstanding. See Appendix F – “Legal Proceedings.”

CONSENTS

Bonanza and Taurus have obtained consents from the following parties to the inclusion of certain information in this Circular and such consents have not been withdrawn prior to the filing of this Circular with the required regulatory authorities:

1.	Michael R. Pawlowski (R.P.G. and C.P.G.) and Thornwell Rogers, the co-authors of the report entitled “Technical Report on the Copperstone Gold Project, La Paz, Arizona,” dated January 26, 2005.

2.	Carl Pelletier, PGeo. and Yves Gagnon P.Eng., the co-authors of the report entitled “Technical Report on the Fenelon Project,” dated January 31, 2005.

3.	George Cavey, P. Geo., David R. Gunning, P.Eng. and Christopher J. Wild, P.Eng., the co-authors of the Technical report entitled “Technical Report on the Taurus Project” dated January 31, 2005.

As of the date hereof, the authors and co-authors of the technical reports referred to above, do not own, directly or indirectly any Bonanza Shares or Taurus Shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority in the applicable Provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

•	The Arrangement Agreement and Plan of Arrangement

Copies of the documents referred to herein may be obtained by a Shareholder upon request without charge from Giulio T. Bonifacio, Corporate Secretary, of American Bonanza Gold Mining Corp. at 1606 - 675 West Hastings Street, Vancouver, British Columbia V6B 1N2, telephone 604-688-7523. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent a statement contained herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

OTHER MATTERS

Management of Bonanza and Taurus know of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notice of Extraordinary General Meeting of Bonanza and Notice of Extraordinary General Meeting of Taurus. However, if any other matter properly comes before the Meetings, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

AUDITORS’ CONSENTS

I have read this Circular dated February 23, 2005 relating to the Arrangement. I have complied with Canadian generally accepted accounting standards for an auditor’s involvement with offering documents.

I consent to the use in the above-mentioned circular of my audit report to the directors of Bonanza on the balance sheets of Bonanza as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. My audit report is dated March 26, 2004.

(Signed) “Tony M. Ricci, Inc., Chartered Accountant”
Vancouver, BC
February 23, 2005

We have read this Circular dated February 23, 2005 relating to the Arrangement. We have complied with Canadian generally accepted accounting standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report to the directors of Taurus on the balance sheets of Taurus as at March 31, 2004 and March 31, 2003 and the statements of loss and deficit and cash flows for the years ended March 31, 2004, 2003 and 2002. Our report is dated July 16, 2004 (except for Notes 10 and 11 which are as of January 25, 2005).

(Signed) “Lancaster and David, Chartered Accountants”
Vancouver, B.C.
February 23, 2005

APPROVAL OF AMERICAN BONANZA GOLD MINING CORP.

The contents and sending of this Circular to the Bonanza Shareholders has been approved by the Bonanza Board of Directors.

Taurus has provided the information contained in this Circular concerning Taurus, its subsidiaries and mineral properties, including information incorporated herein by reference, Taurus financial information and financial statements. Bonanza assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of Taurus to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 23rd day of February, 2005.

By order of the Board

(Signed) “Brian Kirwin”

President, Chief Executive Officer and Director

APPROVAL OF INTERNATIONAL TAURUS RESOURCES INC.

The contents and sending of this Circular to the Taurus Shareholders has been approved by the Taurus Board of Directors.

Bonanza has provided the information contained in this Circular concerning Bonanza, its subsidiaries and mineral properties, including information incorporated herein by reference, Bonanza financial information and financial statements. Taurus assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of Bonanza to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 23rd day of February, 2005.

By order of the Board

(Signed) “Dr. William H. Bird”

President, Chief Executive Officer and Director

APPENDIX A

ARRANGEMENT RESOLUTIONS

BONANZA ARRANGEMENT RESOLUTION

“RESOLVED, as a special resolution, that:

1.
The arrangement (the “Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) (the “BCCA”) pursuant to the terms of an arrangement agreement dated December 21, 2004 (the “Arrangement Agreement”) and the plan of arrangement (the “Plan of Arrangement”) attached thereto, as amended among American Bonanza Gold Mining Corp. (“Bonanza”) and International Taurus Resources Inc. (“Taurus”), 0710887 B.C. Ltd., a subsidiary of Bonanza (“New Bonanza”) and 0710882 B.C. Ltd., a subsidiary of Fairstar Explorations Ltd. (“FairstarSub”), substantially as set forth in the Joint Information Circular (the “Circular”) of Bonanza and Taurus dated February 16, 2005 accompanying the notice of this meeting (as the Arrangement may be modified or amended pursuant to resolutions of the Meeting, the Supreme Court of British Columbia (the “Court”) or the Arrangement Agreement) is hereby authorized, approved and adopted;

2.	The Arrangement Agreement and Plan of Arrangement are hereby ratified and approved;

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Bonanza or that the Arrangement has been approved by the Court, the directors of Bonanza are hereby authorized and empowered: (i) to amend or vary the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, or (ii) not to proceed with the Arrangement without further approval of the Shareholders of Bonanza, but only if the Arrangement Agreement is terminated in accordance with the terms thereof at any time prior to the filing of a certified copy of the Court order approving the Arrangement with the Registrar of Companies of British Columbia;

4.
Any officer or director of Bonanza is authorized and directed for and on behalf of Bonanza to execute, under the seal of Bonanza or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar of Companies under the BCCA in accordance with the Arrangement Agreement for filing;

5.
Any officer or director of Bonanza is authorized and directed for and on behalf of Bonanza to execute, under the seal of Bonanza or otherwise, and deliver such documents as are necessary or desirable to the Court in order to obtain the Final Court Order; and

6.
Any officer or director of Bonanza is hereby authorized and directed for and on behalf of Bonanza to execute or cause to be executed, under the seal of Bonanza, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

TAURUS ARRANGEMENT RESOLUTION

“RESOLVED, as special resolutions, that:

1.
The arrangement (the “Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) (the “BCCA”) pursuant to the terms of an arrangement agreement dated December 21, 2004 (the “Arrangement Agreement”) and the plan of arrangement (the “Plan of Arrangement”) attached thereto, as amended among American Bonanza Gold Mining Corp. (“Bonanza”) and International Taurus Resources Inc. (“Taurus”), 0710887 B.C. Ltd., a subsidiary of Bonanza (“New Bonanza”) and 0710882 B.C. Ltd., a subsidiary of Fairstar Explorations Ltd. (“FairstarSub”), substantially as set forth in the Joint

A-1

Information Circular (the “Circular”) of Bonanza and Taurus dated February 16, 2005 accompanying the notice of this meeting (as the Arrangement may be modified or amended pursuant to resolutions of the Meeting, the Supreme Court of British Columbia (the “Court”) or the Arrangement Agreement) is hereby authorized, approved and adopted;

2.	The Arrangement Agreement and Plan of Arrangement are hereby ratified and approved;

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Taurus or that the Arrangement has been approved by the Court, the directors of Taurus are hereby authorized and empowered: (i) to amend or vary the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, or (ii) not to proceed with the Arrangement without further approval of the Shareholders of Taurus, but only if the Arrangement Agreement is terminated in accordance with the terms thereof at any time prior to the filing of a certified copy of the Court order approving the Arrangement with the Registrar of Companies of British Columbia;

4.
Any officer or director of Taurus is authorized and directed for and on behalf of Taurus to execute, under the seal of Taurus or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar of Companies under the BCCA in accordance with the Arrangement Agreement for filing;

5.
Any officer or director of Taurus is authorized and directed for and on behalf of Taurus to execute, under the seal of Taurus or otherwise, and deliver such documents as are necessary or desirable to the Court in order to obtain the Final Court Order; and

6.
Any officer or director of Taurus is hereby authorized and directed for and on behalf of Taurus to execute or cause to be executed, under the seal of Taurus, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A-2

APPENDIX B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 ET SEQ.
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
(As amended February 21, 2005)

1.		INTERPRETATION

1.1		In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set out:

	(a)	“Arrangement” means the arrangement under the provisions of Section 288 et seq. of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement;

	(b)	“Arrangement Agreement” means the arrangement agreement dated for reference December 21, 2004 to which this Plan is Schedule A;

	(c)	“Arrangement Resolutions” means the Special Resolution of each of Bonanza Shareholders, Taurus Shareholders and the sole FairstarSub shareholder, being Fairstar, approving the Arrangement;

	(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

	(e)	“Bonanza” means American Bonanza Gold Mining Corp., a company governed by the BCBCA;

(f)
“Bonanza Meeting” means the extraordinary general meeting of Bonanza Shareholders to be held pursuant to the Interim Order for the purpose of considering, among other things, the Arrangement Resolutions of Bonanza, including any adjournment or adjournments thereof;

	(g)	“Bonanza Options” means the options to acquire Bonanza Shares as described in Schedule F to the Arrangement Agreement;

(h)
“Bonanza Shareholder” means a Person who is a registered holder of Bonanza Shares as shown on the share register of Bonanza and for the purposes of the Bonanza Meeting, is a registered shareholder as of the record date therefor, and for the purposes of the Arrangement, is a registered holder as at the Effective Time;

	(i)	“Bonanza Shares” means the Class “A” common voting shares in the capital of Bonanza as constituted on December 21, 2004;

	(j)	“Bonanza Warrants” means the outstanding warrants to purchase Bonanza Shares issued by Bonanza as described in Schedule F to the Arrangement Agreement;

(k)
“Casa Berardi Claims” means 100% of Fairstar’s right, title and interest in and to the Gaudet “A”, Gaudet “C”, La Peltrié, La Peltrié “B” and Lanouiller claims plus the 1% net smelter return royalty on the Northway claims as more particularly described in Schedule J to the Arrangement Agreement;

	(l)	“Computershare” means Computershare Trust Company of Canada, registrar and transfer agent for Bonanza, Taurus and Newco;

	(m)	“Court” means the Supreme Court of British Columbia ;

	(n)	“Dissent Rights” means the right to dissent to the Arrangement described in Article 3 hereof;

(o)
“Dissenting Bonanza Shareholder” means a Bonanza Shareholder who has duly exercised a Dissent Right pursuant to Article 3 hereof and who is ultimately entitled to be paid the fair value of the Bonanza Shares held by such Bonanza Shareholder;

(p)
“Dissenting Taurus Shareholder” means a Taurus Shareholder who has duly exercised a Dissent Right pursuant to Article 3 hereof and who is ultimately entitled to be paid the fair value of the Taurus Shares held by such Taurus Shareholder;

(q)
“Effective Date” means the date on which a certified copy of the Final Order approving either Part A of Section 2.2 hereof or both Part A and Part B of Section 2.2 hereof is accepted for filing by the Registrar, thereby giving effect to this Plan of Arrangement;

(r)	“Effective Time” means the time when the transactions herein will be deemed to have all completed, which shall be 2:01 p.m. (Vancouver time) on the Effective Date;

(s)	“Fairstar” means Fairstar Explorations Inc.;

(t)	“FairstarSub” means 0710882 B.C. Ltd., a wholly owned subsidiary of Fairstar incorporated under the BCBCA;

(u)	“FairstarSub Shares” means all issued and outstanding shares of FairstarSub, which are held by the sole shareholder, Fairstar, immediately prior to completion of the Arrangement;

(v)
“Fenelon Project” means the gold project in Quebec held jointly by Taurus as to a 62% interest and Fairstar as to a 38% interest, as more particularly described in Schedule J to the Arrangement Agreement;

(w)	“Final Order” means the final order of the Court approving this Plan of Arrangement;

(x)
“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Bonanza Meeting and the Taurus Meeting, as such order may be amended, supplemented or varied by the Court;

(y)	“Letter of Transmittal” means the letter of transmittal form forwarded by Newco to Taurus Shareholders and to Bonanza Shareholders;

(z)	“Newco” means 0710887 B.C. Ltd., a British Columbia corporation which is and will be, immediately prior to the Effective Time, wholly-owned by Bonanza;

(aa)	“Newco Options” means options to purchase Newco Shares which are to be issued in exchange for Bonanza Options and Taurus Options in accordance with §2.2(e) and §2.2(f) of this Plan of Arrangement;

(bb)	“Newco Shares” means common shares in the capital of Newco;

(cc)	“Newco Warrants” means warrants to purchase Newco Shares which are to be issued in exchange for Bonanza Warrants and Taurus Warrants in accordance with §2.2(e) and §2.2(f) of this Plan of Arrangement;

(dd)
“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;

(ee)	“Registrar” means the Registrar of Companies appointed pursuant to the BCBCA;

(ff)	“Special Resolution” has the meaning set out in the BCBCA for Bonanza and Taurus, and has the meaning set out in the CBCA for Fairstar;

(gg) “Taurus” means International Taurus Resources Inc., a company governed by the BCBCA;

(hh)
“Taurus Meeting” means the extraordinary general meeting of Taurus Shareholders to be held pursuant to the Interim Order for the purpose of considering, among other things, the Arrangement Resolution of Taurus, including any adjournment or adjournments thereof;

(ii) “Taurus Options” means the options to acquire Taurus Shares and those Agent’s options all as described in Schedule B to the Arrangement Agreement;

(jj)
“Taurus Shareholder” means a Person who is a registered holder of Taurus Shares as shown on the share register of Taurus and for the purposes of the Taurus Meeting, is a registered shareholder as of the record date therefor, and for the purposes of the Arrangement, is a registered holder as at the Effective Time;

(kk) “Taurus Shares” means the common shares in the capital of Taurus as constituted on December 21, 2004;

(ll) “Taurus Warrants” means the outstanding warrants to purchase Taurus Shares issued by Taurus and described in Schedule B of the Arrangement Agreement.

Interpretation Not Affected by Headings

1.2
The headings contained in this Plan of Arrangement are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan of Arrangement so referenced and § followed by a number or some combination of numbers and letters refers to the section, subsection, paragraph, subparagraph, clause or subclause of this Plan of Arrangement so designated. References to Articles is to this Plan of Arrangement unless otherwise stated. The terms “this Plan of Arrangement”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection, paragraph, subparagraph, clause of subclause hereof and include any agreement or instrument supplemental therewith.

Governing Law

1.3	This Plan of Arrangement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Time of Essence

1.4	Time will be of the essence of this Plan of Arrangement.

Currency

1.5	Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Number

1.6
In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.

References to Persons

1.7	A reference to a Person includes any successor to that Person.

2.	THE ARRANGEMENT

2.1
The Arrangement comprises and shall be effected as two separate and discrete series of transactions as set out in §2.2. The first discrete series of transactions are set out in Part A of §2.2 and involve

Newco, Taurus and Bonanza and such transactions are not dependent on the second series of discrete transactions, which are set out in Part B of §2.2 involving Newco and FairstarSub. If for any reason the conditions for completion of Part B of §2.2 of the Arrangement as are specified herein and in the Final Order are not met, then Part A of §2.2 of the Arrangement will be completed alone and not Part B of §2.2. For greater certainty, Part B of §2.2 cannot be effected without Part A of §2.2 being completed.

2.2	At the Effective Time, subject to the provisions of §2.1 and Article 3 hereof, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

Part A

(a)
each four (4) Bonanza Shares held by each Bonanza Shareholder (other than any Dissenting Bonanza Shareholders) shall be, and be deemed to be, transferred to Newco in exchange for the issue of one (1) Newco Share;

(b)
the names of the Bonanza Shareholders shall be removed from the register of Bonanza Shareholders and the names of the Bonanza Shareholders (other than any Dissenting Bonanza Shareholders) will be recorded as the holders of the Newco Shares issued to them pursuant to §2.2(c) above;

(c)
each five (5) Taurus Shares held by each Taurus Shareholder (other than any Dissenting Taurus Shareholders) shall be, and be deemed to be, transferred to Newco in exchange for the issue of one (1) Newco Share;

(d)
the names of the Taurus Shareholders shall be removed from the register of Taurus Shareholders and the names of the Taurus Shareholders (other than any Dissenting Taurus Shareholders) will be recorded as the holders of the Newco Shares issued to them pursuant to §2.2(c) above;

(e)
each four (4) Bonanza Options and each four (4) Bonanza Warrants shall be exchanged for one (1) Newco Option and one (1) Newco Warrant, respectively, which Newco Option or Newco Warrant shall entitle the holder thereof to receive, and such holder shall accept, upon the exercise thereof, in lieu of the number of Bonanza Shares that would have been issuable upon the exercise of such Bonanza Option or Bonanza Warrant, the number of Newco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Bonanza Shares to which such holder was theretofore entitled upon such exercise. The term to expiry of such Newco Option or Newco Warrant shall be the same as is provided for in such Bonanza Option or Bonanza Warrant and the exercise consideration required to exercise each Newco Option or Newco Warrant and acquire one (1) Newco Share shall be four times the exercise consideration provided for in such Bonanza Option or Bonanza Warrant so that in each case the aggregate exercise price remains the same;

(f)
each five (5) Taurus Options and each five (5) Taurus Warrants shall be exchanged for one (1) Newco Option and one (1) Newco Warrant, respectively, which Newco Option or Newco Warrant shall entitle the holder thereof to receive, and such holder shall accept, upon the exercise thereof, in lieu of the number of Taurus Shares that would have been issuable upon the exercise of such Taurus Option or Taurus Warrant, the number of Newco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Taurus Shares to which such holder was theretofore entitled upon such exercise. The term to expiry of such Newco Option or Newco Warrant shall be the same as is provided for in such Taurus Option or Taurus Warrant and the exercise consideration required to exercise each Newco Option or Newco Warrant and acquire one (1) Newco Share shall be five times the exercise consideration provided in such Taurus Option or Taurus Warrant so that in each case the aggregate exercise price remains the same;

(g) no fractional Newco Share nor fractional Newco Option or Newco Warrant will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder) and fractions will be rounded down to the next nearest whole Newco Share, Newco Option or Newco Warrant, as the case may be;

	(h)	the one share of Newco held by Bonanza, shall be, and be deemed to be transferred to Newco and returned to the treasury of Newco and cancelled, in consideration of $1.00 paid by Newco to Bonanza; and

	(i)	the name of Bonanza shall be removed from the register of shareholders of Newco.

Part B

Providing that Part A has completed and provided that FairstarSub has been vested in all of Fairstar’s right, title and interest in and to the Fenelon Project and Casa Berardi Claims in accordance with the Arrangement Agreement, then:

	(j)	all the FairstarSub Shares held by Fairstar, the sole shareholder of FairstarSub, shall be, and be deemed to be, transferred to Newco;

	(k)	Newco shall issue to Fairstar in consideration for the transfer of the shares of FairstarSub, 6,500,000 Newco Shares and Bonanza shall, on behalf of Newco, pay certain creditors of Fairstar $300,000;

	(l)	the name of Fairstar shall be removed from the register of shareholders of FairstarSub and Fairstar will be recorded as the holder of the Newco Shares issued to it pursuant to §2.2(k) .

2.3	With respect to each Bonanza Share:

(a)
at the Effective Time, the Bonanza Shareholder thereof will be deemed, without any further action on their part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b)
immediately thereafter, the certificates representing the Bonanza Shares held by former Bonanza Shareholders, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c)
Newco will be and will be deemed to be the lawful owner and transferee of all such Bonanza Shares, and the outstanding Bonanza Shares will be deemed to be cancelled and returned to the authorized but unissued capital of Bonanza. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.4	With respect to each Taurus Share:

(a)
at the Effective Time, the Taurus Shareholder thereof will be deemed, without any further action on their part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b)
immediately thereafter, the certificates representing the Taurus Shares held by former Taurus Shareholders, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c)
Newco will be and will be deemed to be the lawful owner and transferee of all such Taurus Shares, and the outstanding Taurus Shares will be deemed to be cancelled and returned to the authorized but unissued capital of Taurus. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.5	If Part B is completed, then with respect to each FairstarSub Share:

(a)
at the Effective Time, Fairstar will be deemed, without any further action on its part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b)
immediately thereafter, the certificates representing the FairstarSub Shares formerly held by Fairstar, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c)
Newco will be and will be deemed to be the lawful owner and transferee of all such FairstarSub Shares, and the outstanding FairstarSub Shares will be deemed to be cancelled and returned to the authorized but unissued capital of FairstarSub. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.6
Notwithstanding that the transactions or events set out in §2.2, §2.3, §2.4 and §2.5 shall occur and shall be deemed to occur in the order therein set out without any further act or formality, each of Taurus, Bonanza, Fairstar and FairstarSub, as applicable, agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §2.2, §2.3, §2.4 and §2.5 including, without limitation, any resolutions of directors authorizing the issue, transfer or cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor and any necessary additions to or deletions from share registers.

2.7
Upon completion of the matters set forth in paragraphs 2.1 to 2.6 above, Bonanza shall be deemed to have reduced its capital account to the extent necessary to eliminate its accumulated deficit as calculated in accordance with generally accepted accounting principles calculated to the Effective Time as determined by the auditors of Newco and which is estimated to be in an amount of approximately $19.5 million.

3.	RIGHTS OF DISSENT

3.1
Taurus Shareholders registered as such on the record date of the Taurus Meeting may exercise rights of dissent pursuant to and in the manner set forth in subsection 238(d) of the BCBCA, provided that the notice of dissent duly executed by such Taurus Shareholder is received by Taurus’s registered and records office 48 hours in advance of the time of the Taurus Meeting. Dissenting Taurus Shareholders are ultimately entitled to be paid fair value for their Taurus Shares and shall be deemed to have transferred their Taurus Shares to Taurus for cancellation immediately at the Effective Time and in no case shall Taurus be required to recognize such Persons as holding Taurus Shares after the Effective Time.

3.2
Taurus Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Taurus Shares, shall be deemed to have participated in the Arrangement on the same basis as a Taurus Shareholder who is not a Dissenting Taurus Shareholder and shall receive Newco Shares on the same basis as every other Taurus Shareholder as provided in §2.2(c) of this Plan of Arrangement.

3.3
Bonanza Shareholders registered as such on the record date of the Bonanza Meeting may exercise rights of dissent pursuant to and in the manner set forth in subsection 238(d) of the BCBCA, provided that the notice of dissent duly executed by such Bonanza Shareholder is received by Bonanza’s registered and records office 48 hours in advance of the time of the Bonanza Meeting. Dissenting Bonanza Shareholders are ultimately entitled to be paid fair value for their Bonanza Shares and shall be deemed to have transferred their Bonanza Shares to Bonanza for cancellation immediately at the Effective Time and in no case shall Bonanza be required to recognize such Persons as holding Bonanza Shares after the Effective Time.

3.4
Bonanza Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Bonanza Shares, shall be deemed to have participated in the Arrangement on the same basis as a Bonanza Shareholder who is not a Dissenting Bonanza Shareholder and shall receive Newco Shares on the same basis as every other Bonanza Shareholder as provided in §2.2(a) of this Plan of Arrangement.

4.	CERTIFICATES AND DOCUMENTATION

Entitlement to Newco Certificates

4.1
After the Effective Date, and subject to §4.4, the Taurus Shareholders (other than Dissenting Taurus Shareholders) and the holders of Taurus Options and Taurus Warrants will be entitled to receive a certificate or certificates or other documentation representing their Newco Shares, Newco Options and Newco Warrants as the case may be.

4.2
After the Effective Date, and subject to §4.4, the Bonanza Shareholders (other than Dissenting Bonanza Shareholders) and holders of Bonanza Options and Bonanza Warrants will be entitled to receive a certificate or certificates or other documentation representing their Newco Shares, Newco Options and Newco Warrants as the case may be.

4.3	After the Effective Date, Fairstar shall receive a certificate or certificates representing its Newco Shares issued pursuant to §2.2(k) .

Transmittal Letter for Common Shares Only

4.4	Where a Taurus Shareholder has delivered to Computershare the certificates representing such Taurus Shareholder’s shares, and a duly completed Letter of Transmittal, Newco will:

	(a)	forward or cause to be forwarded by first class insured mail to the Taurus Shareholder at the address specified in the Letter of Transmittal, if any;

	(b)	if requested by the Taurus Shareholder in the Letter of Transmittal, to make available at the place so designated in the Letter of Transmittal in Vancouver for pick-up by the Taurus Shareholder; or

(c)
if the Letter of Transmittal neither specifies an address nor contains a request as described in §4.4(b), to forward or cause to be forwarded to the Taurus Shareholder at the address of the Taurus Shareholder as shown on the register of shareholders of Taurus;

a certificate or certificates representing the Newco Shares required to be delivered to such Taurus Shareholder pursuant to the provisions hereof.

Where a Taurus Shareholder has not delivered to Computershare the certificates representing such Taurus Shares or a duly completed Letter of Transmittal, Newco will hold the certificate or certificates representing the Newco Shares pending receipt from the Taurus Shareholder of a Letter of Transmittal and an affidavit of loss and indemnity, both satisfactory in form and substance to Newco.

4.5	Where a Bonanza Shareholder has delivered to Computershare the certificates representing such Bonanza Shareholder’s shares and a duly completed Letter of Transmittal, Newco will:

	(a)	forward or cause to be forwarded by first class insured mail to the Bonanza Shareholder at the address specified in the Letter of Transmittal, if any;

	(b)	if requested by the Bonanza Shareholder in the Letter of Transmittal, to make available at the place so designated in the Letter of Transmittal in Vancouver for pick-up by the Bonanza Shareholder; or

(c)
if the Letter of Transmittal neither specifies an address nor contains a request as described in §4.5(b), to forward or cause to be forwarded to the Bonanza Shareholder at the address of the Bonanza Shareholder as shown on the register of shareholders of Bonanza;

a certificate or representing the Newco Shares required to be delivered to such Bonanza Shareholder pursuant to the provisions hereof.

Where a Bonanza Shareholder has not delivered to Computershare the certificates representing such Bonanza Shares or a duly completed Letter of Transmittal, Newco will hold the certificate or certificates representing the Newco

Shares pending receipt from the Bonanza Shareholder of a Letter of Transmittal and an affidavit of loss and indemnity, both satisfactory in form and substance to Newco.

Termination of Rights

4.6
Any certificate formerly representing Taurus Shares that is not deposited with all other documents as provided in §4.4 on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of such Taurus Shareholder to receive Newco Shares will be deemed to be surrendered to Newco, together with all dividends or distributions thereon held for such holder.

4.7
Any certificate formerly representing Bonanza Shares that is not deposited with all other documents as provided in §4.5 on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of such Bonanza Shareholder to receive Newco Shares will be deemed to be surrendered to Newco, together with all dividends or distributions thereon held for such holder.

Distributions

4.8
Any dividends paid or distributions made in respect of the Newco Shares issued to Taurus Shareholders for which a certificate representing Newco Shares has not been delivered to such holder in accordance with §4.4 will be paid or delivered to Computershare to be held, subject to §4.6 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate representing Taurus Shares in accordance with §4.4.

4.9
Any dividends paid or distributions made in respect of the Newco Shares issued to Bonanza Shareholders for which a certificate representing Newco Shares has not been delivered to such holder in accordance with §4.5 will be paid or delivered to Computershare to be held, subject to §4.7 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate representing Bonanza Shares in accordance with §4.5.

5.	AMENDMENT

5.1
Taurus, Bonanza, FairstarSub and Fairstar reserve the right to collectively amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the latest of the dates the Arrangement Resolutions are adopted by each of the Bonanza Shareholders, the Taurus Shareholders and Fairstar, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Taurus Shareholders and the Bonanza Shareholders and Fairstar, and in any event communicated to them, and in either case in the manner required by the Court. In the event only Part A of §2.2 is completed, then the forgoing shall be read excluding any reference to Fairstar and FairstarSub.

5.2
Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Taurus and Bonanza may be made at any time prior to or at the Taurus Meeting and the Bonanza Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Taurus Shareholders and the Bonanza Shareholders voting at the Meeting will become part of this Plan of Arrangement for all purposes.

5.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Taurus Meeting and the Bonanza Meeting will be effective only if it is consented to by each of Taurus and Bonanza if the Court so directs.

APPENDIX C

INFORMATION CONCERNING AMERICAN BONANZA GOLD MINING CORP.

Capitalized terms used in this Appendix C that are not defined herein shall have the meanings ascribed to such terms in the joint management circular (“Circular”) of American Bonanza Gold Mining Corp. and International Taurus Resources Inc. to which this Appendix C is attached.

THE COMPANY AND CORPORATE STRUCTURE	2	Related Party Transactions	29
GENERAL DEVELOPMENT OF THE BUSINESS	2	Performance Graph	29
General	2	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE
Three Year History	3	OFFICERS	30
Acquisitions and Dispositions	3	INTEREST OF MANAGEMENT AND OTHERS IN
NARRATIVE DESCRIPTION OF THE BUSINESS	5	MATERIAL TRANSACTIONS	30
Copperstone Project	5	CONSOLIDATED CAPITALIZATION	30
Other Properties	13	DESCRIPTION OF SHARE CAPITAL	30
Pamlico	13	Authorized Capital	30
Gold Bar	15	PRIOR SALES	31
Oatman	17	DIVIDEND RECORD AND POLICY	31
Exploration Technology	17	OPTIONS TO PURCHASE SECURITIES	31
SELECTED CONSOLIDATED FINANCIAL		Stock Options	31
INFORMATION AND MANAGEMENT’S DISCUSSION		Warrants	32
AND ANALYSIS	18	SECURITIES AUTHORIZED FOR ISSUANCE UNDER
General	18	EQUITY COMPENSATION PLANS	33
Annual Information	18	LEGAL PROCEEDINGS	33
Quarterly Information	19	RISK FACTORS	33
Management’s Discussion and Analysis of Financial		Exploration and Development Risks	33
Condition and Results of Operation	19	Mineral Prices	33
PRINCIPAL SHAREHOLDERS	22	Operating History	34
DIRECTORS AND OFFICERS	22	Environmental Regulation	34
Corporate Cease Trade Orders or Bankruptcies	25	Competition	34
Conflicts of Interest	26	Title Matters	34
STATEMENT OF EXECUTIVE COMPENSATION	26	Dependence on Key Personnel	34
Option Grants to Executive Officers During the Most		Conflicts of Interest	34
Recently Completed Financial Year	27	Legal Proceedings against Foreign Directors	35
Aggregated Options Exercised by Executive Officers		Shareholder Dilution	35
during the Most Recently Completed Financial Year		Classification as a Passive Foreign Investment
and Financial Year-end Option Values	27	Company	35
Options Repricings during the Most Recently		Stage of Development	35
Completed Financial Year	28	MATERIAL CONTRACTS	35
Compensation of Directors	29	AUDITORS, REGISTRAR AND TRANSFER AGENT.	35
Proposed Compensation	29	ADDITIONAL INFORMATION	36

THE COMPANY AND CORPORATE STRUCTURE

American Bonanza Gold Mining Corp. (“Bonanza”) was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994 and finally to American Bonanza Gold Mining Corp. on October 16, 2000. It was continued into British Columbia under the Company Act (British Columbia) on July 19, 1994. The Company Act (British Columbia) has now been replaced by the Business Corporations Act (British Columbia).

The authorized capital of Bonanza consists of 500,000,000 shares, without par value, divided into 400,000,000 Class “A” Common Voting Shares (the “Bonanza Shares”) and 100,000,000 Class “B” Preferred Shares. As of January 31, 2005 there were 188,284,350 fully paid and non-assessable Bonanza Shares and no Class “B” Preferred Shares issued and outstanding

The Bonanza Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Bonanza Shares. All of the Bonanza Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of a liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Bonanza Shares.

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There is a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes.

Bonanza has not yet acquired new Articles subsequent to the passage of the BCA. Bonanza’s Articles contain provisions common in pre-BCA Articles, and also include the following details which may be relevant to shareholders: They do not give the chair of general (shareholders’) or directors’ meetings a casting vote; provide for a quorum at general meetings of 2 members present in person or by proxy holding not less than 10% of the number of eligible votes; and provide for 48 hours’ notice of directors’ meetings; permit increases in authorized capital by ordinary resolution.

The following chart illustrates Bonanza’s operating subsidiaries and principal holding companies (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by Bonanza as of January 31, 2005:

GENERAL DEVELOPMENT OF THE BUSINESS

General

Bonanza is a exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. Bonanza holds interest in three mineral exploration projects (the Pamlico and Gold Bar projects in Nevada and the Oatman project in Arizona) and one development project (the Copperstone Project in Arizona).

Bonanza conducts its exploration and development activities independently as well as through option or earn-in arrangements.

Three Year History

Bonanza is a exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. Bonanza holds interest in three mineral exploration projects (the Pamlico and Gold Bar projects in Nevada and the Oatman project in Arizona) and one development project (the Copperstone Project in Arizona).

Bonanza conducts its exploration and development activities independently as well as through option or earn-in arrangements.

During 2001 and for the first quarter of 2002, Bonanza was inactive, had a significant working capital deficiency, and was unable to raise equity or debt capital to fund its acquisition, exploration and development expenditures.

During 2002, Bonanza completed the acquisition of the remaining 75 percent interest in the Copperstone Gold Project and assumed ownership of 40 percent of the D-Zone joint venture not already held. See “Copperstone Gold Project” and “Copperstone D-Zone Joint Venture”.

During 2003, as a result of improved gold prices, capital markets and a renewed interest in exploration stage mining companies Bonanza raised net proceeds of approximately $20.1 million in equity capital and $1.7 million in debt capital since 2002, including $16.9 million in equity capital in the year ended December 31, 2003. The loss for the year ended December 31, 2003 was $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002.

Acquisitions and Dispositions

Copperstone Gold Project

In August, 1998, Bonanza entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone gold property in La Paz County, Arizona, U.S.A. Under the agreement, Bonanza acquired 25 percent of APMI’s leasehold interest in the Copperstone project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of US$1 million. In 1995 APMI had acquired a renewable lease for the Copperstone project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 Bonanza entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by Bonanza of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, Bonanza acquired all APMI’s leasehold interest in the Copperstone mining property by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was approved in a lengthy U.S. Bankruptcy Court process. As a result, Bonanza’s interest in the Copperstone mining property increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Brascan Financial Corporation (the “Brascan Loan”) which was repaid in October 2003.

Under the terms of the loan agreement the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition Bonanza agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of Bonanza in excess of the aggregate sum of US$1,000,000 received by Bonanza at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of Bonanza’s public offering completed on June 10, 2002 Bonanza paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 Bonanza repaid US$537,200 to satisfy its repayment obligation for 2003. On October 29, 2003 Bonanza paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from Bonanza’s private placement and public offering completed on October 23, 2003.

Copperstone D-Zone Joint Venture

On June 18, 2000, Bonanza entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, Bonanza assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a)	additional 5 percent interest if Bonanza provides all funding necessary to complete Phase One as documented in the agreement; and,

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and Bonanza earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, Bonanza entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts would be paid equally by CDC and Bonanza. These liabilities were previously recorded by Bonanza as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts would be paid equally by CDC and Bonanza;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)	a net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan Loan; and,

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan Loan.

On July 26, 2002, Bonanza paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

On October 17, 2002, Bonanza entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of Bonanza’s current exploration and development programs.

Bonanza Acquisition

During the year ended December 31, 2000 Bonanza acquired Bonanza Gold Inc. and its wholly owned subsidiary Bonanza Explorations Inc. which owned certain mineral claims comprised of the Pamlico, Gold Bar, Golden Arrow, Snowstorm and other mineral claims all located in the State of Nevada, United States (the “Bonanza Properties”).

This acquisition was approved by the shareholders of Bonanza on October 31, 2000 and the TSX Venture Exchange on December 21, 2000. During 2001, as a direct result of market conditions and the capital markets for junior resource issuers, Bonanza returned or released the Golden Arrow, Snowstorm and other mineral claims recognizing a write-down of $893,558, and retained Pamlico and Gold Bar.

The Bonanza Properties were acquired by way of a share exchange agreement whereby Bonanza bought all of the issued and outstanding shares in the capital of Bonanza Gold Inc. (the “Bonanza Acquisition”), by issuing 20,000,000 Common Shares of Bonanza to the vendors which included Messrs. Brian Kirwin, Giulio Bonifacio, Ian Telfer and Foster Wilson (the “Bonanza Personnel”). Pursuant to the TSX Venture Exchange’s requirement, 90 percent of the Bonanza Shares issued to the Bonanza Personnel in consideration for the Bonanza Acquisition were placed in escrow pursuant to escrow agreements. As a result of Bonanza’s TIER 2 classification on the TSX Venture Exchange these Bonanza Shares were held in escrow for a period of 36 months following the date of the Exchange’s final notice accepting the acquisition, which was on January 4, 2001.

On March 14, 2003 Bonanza qualified and met the requirements for a TIER 1 classification on the TSX Venture Exchange, and as a result of this change in classification, all remaining Bonanza Shares held in escrow were released at that time.

On September 27, 2002 Bonanza entered into an Option Agreement with Northern Canadian Minerals Inc. (formerly, American Nevada Gold Corp.) (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000.

Joint venture funding of approximately $525,000 had been received or accrued as at December 31, 2003. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

Oatman Property

The Oatman property is located in Mohave County in Northwest Arizona. Bonanza acquired 1500 acres (600 hectares) through the staking of 67 unpatented lode mining claims in November 2003. The district was discovered in 1864 and was mined continuously through the 1930s. Oatman Mining District produced over 2 million ounces of gold with an average grade of 0.67 ounces of gold per ton (23 grams per tonne), making it one of the highest grade gold mining districts in western North America.

NARRATIVE DESCRIPTION OF THE BUSINESS

Copperstone Project

General

Bonanza holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by Bonanza for one or more ten-year terms at Bonanza’s option under the same terms and conditions. Bonanza is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a one percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to six percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

Michael R. Pawlowski (R.P.G. and C.P.G.) and Thornwell Rogers reviewed the Copperstone project and prepared a report entitled “Technical Report on the Copperstone Gold Property, La Paz County, Arizona” (the “Pawlowski Report”). The Pawlowski Report, dated January 26, 2005, was prepared in compliance with National Instrument 43-101 for submission as a technical report to the TSX-V, the TSX and the BC, Alberta, Ontario and Quebec securities regulatory authorities in connection with this Circular and the Arrangement. Mr. Pawlowski is a “qualified person” under National Instrument 43-101. The following information has been summarized by Pawlowski from the Pawlowski Report. The Pawlowski Report has been filed on SEDAR. Shareholders are urged to read the Pawlowski Report in its entirety at www.sedar.com.

The Pawlowski Report provides a summary of the project history, geology, deposit types, mineralization, exploration activities and results, quality assurance, baseline testing, resource, conclusions and recommendations. The scope of the Pawlowski Report included personal examination of the property, examination of select drill ore and mineralized exposures, and a review of pertinent technical reports and data available in the public record and from Bonanza’s private records. Most of the data addressed in the report was presented to Pawlowski and Rogers by Bonanza and/or was done by previous workers, and included the MDA Report and MRDI Report described below. Pawlowski and Rogers believe the data to be accurate but did not make a rigorous analysis of the procedures or results. The Pawlowski Report makes budget recommendations to take the project through to the preparation of a prefeasiblility report.

Mine Development Associates (“MDA”), an independent mine engineering company of Reno, Nevada, completed a technical report dated October 25, 2002 on the Copperstone Project, La Paz County, Arizona (the “MDA Report”) in accordance with what was then proposed NI 43-101, Standards of Disclosure for Mineral Projects, as described in British Columbia Securities Commission’s Notice and Interpretation Note 2000/12 dated March 22, 2000; NI 43-101 came into force on February 1, 2001. The scope of the MDA Report included a review of pertinent technical reports and data in possession of Bonanza relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, and interpretations. MDA visited the property, took samples, reviewed published and unpublished reports, and reviewed and modified the exploration plan. Most of the data addressed in the report was presented to MDA by Bonanza and/or was done by previous workers and including the MRDI Report described below which was included in the MDA Report. MDA believed the data to be reliable, but did not made a rigorous analysis of the procedures or results. The MDA Report is referenced in the Pawlowski Report.

The MDA Report also refers to and includes as an appendix a report by MRDI-Canada (“MRDI”), currently a subsidiary of AMEC plc, which conducted scoping level studies for Bonanza in February 1999. The MRDI report was completed prior to the enactment of NI 43-101 and was prepared by MRDI Canada, an independent mining engineering consulting firm. The MRDI Report was prepared to industry standards and is relevant and reliable today, as it was in 1999. MRDI did not independently verify the sample data. The MRDI resource estimate is based on a geological model provided by Bonanza and an inverse distance weighting to the power 3 block model (IDW3). Gold grades were capped at 2.5 opt gold in the C zone and 4.7 opt gold in the D zone. A 0.00 opt gold block cut-off grade was used for the total resource estimate. The tonnage factor applied was 10.7 cu.ft/ton. The assay database supplied to MRDI contains 30,391 assays from 586 exploration and ore outline drill holes completed during the period 1980 to 1998. A subset of this database containing 71 drill holes with 253 associated assays has been used in this scoping study to develop the geological and resource model of the C and D zones in the Northwest High Grade Zone. According to MRDI, the Copperstone Gold Project Resource has been classified into Measured, Indicated and Inferred Resources based upon the level of confidence according to the proposed The Toronto Stock Exchange’s guidelines using the drilling grid spacing and continuity of mineralization as determined through the geological and geostatistical review of the data.

Management is of the opinion that these classifications, based on what was then The Toronto Stock Exchange’s guidelines which subsequently became NI 43-101, with some minor modifications, are materially in compliance with NI 43-101. The Mineral Resources disclosed are not Mineral Reserves and have not yet demonstrated economic and commercial viability.

The Pawlowski Report, MDA Report and MRDI Report have been filed on SEDAR and are available at www.sedar.com.

Location and Access

The Copperstone Project is located in La Paz County, Arizona, United States. The closest communities are Quartzite, located 16 km to the south and Parker, located 40 km to the north. Phoenix is 106 km east of the Copperstone Project. The property is accessible from Phoenix on Interstate 10 to Quartzite and Route 95 from Quartzite. An 8 km unpaved mine road connects the property to Route 95.

Title

The Copperstone Project totals approximately 8,821 acres and is located in La Paz County, Arizona, about 9.5 miles north of the town of Quartzite. The property consists of 335 contiguous unpatented lode mining claims covering an area of approximately 6,901 acres (20.6 acres per claim) and comprised of 274 “Copperstone”, 51 CSA, and 10

“Iron Reef” claims. The property also includes mineral leases on state mineral lands in T 7 N, R 19 W, section 31 and T 7N, R 19 W, sections 6 and 7 totaling approximately 1,920 acres.

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. The annual claim fees payable to the BLM are approximately US$30,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Accessibility

The Copperstone Project is located 9.4 miles north of the town of Quartzite, Arizona and about 25 miles south of the Parker, the county seat of La Paz. The property is accessible from the Highway 95, north of Quartzite, and then turning west on a 4-mile gravel road to the mine site. The site access road is well maintained and suitable for all anticipated mine usage. The main east-west line for the Santa Fe railroad is about 15 miles north of the property.

Climate

The climate in the area is very dry with an average annual precipitation of 4 inches. Summers are extremely hot with an average temperature from May to September of 88.7 degrees Fahrenheit. Winters are mild with an average temperature from October to April of 63 degrees Fahrenheit. The maximum and minimum temperatures for the area are about 120 degrees Fahrenheit and 20 degrees Fahrenheit, respectively.

Local Resources and Infrastructure

Significant infrastructure exists from the previous Cyprus mining operation conducted from 1988 to 1993. The present infrastructure consists of office, shops, storage facilities, various housing trailers, power, and water. Operational water can be available from existing on-site well while potable water must be trucked on site. Presently, the mine communication utilizes a satellite phone, cell phones, and satellite internet.

Physiography

The Copperstone Property is located on sandy desert terrain, with scattered small hills and local sand dunes. The area is relatively flat with surface elevations ranging from about 650 to 825 feet.

History

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 ton per day open-pit mine at Copperstone that produced approximately 500,000 ounces of gold from the Copperstone fault. The mine was closed at the economic limit of open-pit mining. Total mine production was 6,000,000 tons at a grade of 0.11 ounces/ton (3.8 g/t) gold. Gold recovery for the life of mine was 89 percent. The strip ratio of the pit was 10:1. Cyprus drilled 496 reverse circulation and 73 core holes for a total of 569 holes. Following the mine closure in 1993, Cyprus reclaimed the tailings pond and removed the Carbon-in-Pulp mill. Office, shop and warehouse facilities remain at the site. Furthermore, the 69 kv power line and substation remains in service, together with the three water wells with a 200 hp pumping capacity.

Geology

The Copperstone Project occurs within the “Basin and Range” province of the south-western USA. The regional geology is strongly influenced by Tertiary age detachment faults and younger high angle normal faults. The Copperstone gold deposit is related to the Moon Mountain or Copper Peak detachment fault. Gold mineralization at Copperstone occurs principally within the moderate to low-angle Copperstone Fault which has been interpreted to be a listric fault associated with the underlying Moon Mountain detachment fault. Gold occurs as native flakes within fault breccia, gouge and shear zones related to the faulting. The wall and host rocks are typically Triassic sediments and Jurassic quartz latite volcanics. Gold is commonly associated with hematite, chlorite, quartz, manganese oxide and copper oxide mineralization.

Mineralization

The following detailed discussion of alteration and hydrothermal mineral assemblages is principally from the detailed petrographic, geochemical, and electron analytical studies conducted at Copperstone. The early stages of pre-mineralization alteration were potassic and propylitic. Followed by early amethyst-quartz-chlorite-specularite-hematite-fluorite-barite-calcite-gold; late fine-grained quartz-adularia-earthy hematite+specularite+magnetite-chrysocolla-malachite-gold; and barren quartz-pale green fluorite-barite-hematite. Silicification is introduced in two stages, an early stage made up of amethyst-quartz-iron-chlorite and a continuing one of late-stage quartz-adularia-copper oxides.

Principle Phases of Alteration and Mineralization
Alt/Min Phase	Description
Oxidation	All host rocks are oxidized down to maximum depths of exploration, often producing earthy red hematite. Some oxides such as specularite and chrysocolla are primary. Sulfide phases are rarely observed.
Post mineral veins	Quartz-fluorite-barite-hematite veins
Late stage mineralization	Fine grained quartz and earthy hematite with minor chalcopyrite, chrysocolla and malachite. Auriferous.
Early stage mineralization	Amethyst-quartz-chlorite-specularite veins/replacements. Auriferous. Pyrolusite is a common associate. Well developed in meta-sediments, includes massive Fe-oxide replacement of marble in D-Zone. In volcanic host rocks, characterized by thin veinlets with open space filling textures. Amethyst is not abundant in D-zone but increases to the south in the pit area.
Propylitic alteration	Pre-mineralization phase
Potassic alteration	Pre-mineralization phase

Potassic alteration of Tertiary volcanic and sedimentary upper plate rocks accompanied Tertiary crustal extension in many of the precious-metal mineralized detachment fault deposits in the southwest United States (Davis, 1986). At Copperstone, potassic alteration is early stage associated with potassic metasomatized basalts. Also near the Copperstone fault, sericite alters the plagioclase and biotite in the quartz latite porphyry.

Propylitic alteration comprised of an assemblage of chlorite, epidote, and calcite is well developed in the Moon Mountain detachment fault in the Copper Peak area. Similar chloritic alteration is typical of most mineralized detachment faults in the southwest United States. At Copperstone, chlorite as a result of retrograde metamorphism is typical in the phyllite, schists, and marble units. Epidote, chlorite, and calcite after plagioclase are strongly developed in the quartz latite porphyry as a result of Fe-rich hydrothermal fluids.

In the early stage hydrothermal alteration, specularite mineralization is well developed in the metasedimentary rocks and minor in the basal phyllites as veinlets and replacement mineralization associated with earthy hematite along the Copperstone Fault. In the quartz-latite porphyry rocks, specularite-hematite-chlorite is introduced with banded amethyst-quartz veins with local cockcomb textures. Chlorite alteration, an important stage of alteration/mineralization associated with gold mineralization, occurs with fracture-controlled structures within the quartz-latite porphyry. Gold is introduced along the Copperstone fault in this early stage of quartz-chlorite-specularite-hematite alteration. Gold is associated with amethyst and white quartz.

The late-stage fine-grained quartz mineralization occurs as replacements and open-space fillings in the quartz latite porphyry and in the Tertiary sedimentary breccia along the Copperstone Fault. In thin section, quartz-adularia-hematite-magnetite veinlets cross cut the early stage amethyst-quartz-chlorite-specularite veinlets in the quartz latite porphyry. Gold mineralization in the Copperstone Fault is associated with earthy hematite, quartz, and locally calcite. Chrysocolla and malachite are associated with gold mineralization within the quartz latite porphyry and monolithic sedimentary breccias associated with the Copperstone Fault.

The last stage of mineralization was barren quartz-fluorite-barite-earthy hematite veins observed crosscutting the late stage gold-copper mineralized quartz-adularia-hematite veins. Barite occurs in fractures and open-space filling in the quartz latite porphyry and monolithic sedimentary breccias. Occasionally the rock is exclusively comprised of earthy hematite, pale green fluorite, and barite.

Gold Mineralization

Gold mineralization at Copperstone occurs mostly as particles with about 80% as small flakes ranging between 4 to 40 microns. Coarse gold ranges in size from 50 to 150 microns. Gold typically is free and associated with early and late stage quartz/amethyst and occasionally calcite.

Coarse gold occurs in the quartz latite porphyry cut by amethyst-quartz vein fringes, as flakes in fracture, and on the wall rock associated with copper oxides. Previous operators concluded that much of the coarse gold is directly depositional in origin, because it occurs as discrete three-dimensional grains and aggregates apparently co-genetic with amethyst-quartz-specularite veins.

Copper Mineralization

Copper oxide minerals chrysocolla and minor malachite and local azurite are common in the mineralized Copperstone Fault. Copper sulfides are sparse with chalcopyrite observed in petrographic studies and rarely in the pit.

Copper values from drill intercepts range from a trace to multiple percent but have little correlation with gold grade.

Other Elements

In the Copperstone deposit, silver is depleted as reflected in geochemical data and with enrichment of gold. Production records for the Copperstone mine show a high gold-to-silver ratio of about 33:1.

Sixty-two samples from Copperstone were analyzed for major and traced elements by a combination of x-ray fluorescence spectrometry, neutron activation, and induction coupled plasma spectrometry. The whole rock and trace element geochemistry showed the following results:

1)	Copper values correlate with the chlorite and gold zone.

2)	Ore zone is depleted in Zr, As, and Y.

3)	Iron value are generally high but not related to the ore horizon since hematitization is pre-, syn-, and post-gold mineralization.

4)	Ba and silica are enriched with gold mineralization.

5)	W and Cu are lightly enriched with gold mineralization.

6)	The gold horizon is depleted in K Na, Ti, Rb, Zr, Al, Pb, As, Sc, V, Rb, Y, La, and Th.

7)	As and Sb values are erratic with depth and show no trend.

Unlike most epithermal systems, the use of pathfinder trace elements is non-diagnostic at Copperstone since As, Sb, and Te are generally below detection limits and have no discernable patterns. Furthermore, Pb and Zn are negligible in the analyzed samples. The Copperstone trace element association may be due to the deposit containing the oxidation association of hematite, magnetite, and limonite. The low level of sulfophile elements such as Pb, Zn, As, and Sb may be explained by the absence of sulfides.

Sampling Methods and Approach

An individual geologist is assigned to each drill rig and is responsible to insure proper handling and boxing of core/cuttings at the drill site, transportation of core/cuttings to the logging facility, logging, sampling and preparation for shipment of the core/cuttings from his assigned rig. The authors of the Pawlowski Report examined some of the drill core/cuttings, core facility, and drill sites and all the samples are collected, secured, and stored in industry acceptable procedures.

All drill core is placed by the drill helper into standard waxed cardboard core boxes at the drill site and wood footage indicators blocks are placed at the end of each core run. Each core box is permanently marked with labels with appropriated “Hole ID #” and footage interval. Each filled box is covered with a cardboard box top.

Core is collected daily, at appropriate intervals, from the core rigs by the geologist and transported to the logging facility. Whole core is then initially rough logged for recovery, rock quality, rock strength, roughness of fracture, major lithology and mineralization. Core is photographed with a digital camera, photographs are downloaded and archived. Rough logs are then entered into a spreadsheet. Core is then sawed into 2 pieces using a 10” industrial masonry saw. Split core is logged for detailed geology, alteration, structure and mineralization. All drill logging and handling is consistent or above standard industry procedures.

At the reverse circulation drill sites, the drill helper collects samples every 5 feet from the cyclone-rotary splitter. Part of the sample is placed in a chip tray, pre-marked by the site geologist. A 5 to 7 lbs. sample is placed in a pre-numbered bag corresponding to a sample card number determined by the site geologist. A total of 8-10 sample bags are placed in a rice sack and sealed with metal wire for transport to the logging facility. The site geologist logs reverse circulation chips for geology, alteration and mineralization.

All reverse circulation drilling and sample handling is consistent or above standard industry procedures.

The authors of the Pawlowski Report collected six rock chip samples from the underground drill station area and three samples were collected from gold mineralized drill intercepts from the “D Zone”. All of the samples were personally collected, bagged, and hand carried on January 11th to the air freight office of America West Airline in Phoenix for delivery to American Assay in Reno Nevada. At no time were the samples out of the author’s possession. Sample verification of gold assay was done by a comparison of past gold assays by Bonanza and the rock/drill core samples collected by the authors on January on 10th 2005 and gold analyzed by American Assay on January 24th , 2005.

Sampling Preparation, Analyses, and Security

The geologist marks core sample intervals with flagging in the core run and by a black marker line on the side of the core box. Sample intervals are based on geologic breaks with a 5-ft maximum sample length. A sample card is made for each sample, and when the sample is collected, a corresponding sample tag is placed in the bag. Sample intervals for each drill hole are split, sampled and shipped to the lab as a single work order, one drill hole per order. Samples are placed in shipping bags or boxes and loaded on to shipping crates supplied by American Assay Laboratories. Samples are kept in a secure fenced area and shipped directly from the mine site to the Lab via DATS Trucking, Inc. Pickups are made by DATS twice weekly or as required. The mine maintains 24 hr on site security. All sample collection, preparation, and security procedures were examined and found to be industry acceptable by the authors.

Two certified standards are placed in the sample string of each drill hole as well as a high-grade mine sample and a mine waste sample. Certified standards are obtained from the Nevada Bureau of Mines in Reno, Nevada. Mine standards are collected and blended from stockpile material at the mine site.

American Assay Laboratories in Reno, Nevada analyze all samples. Reverse-circulation samples are assayed for Au, Ag and Cu using a 1-assay ton charge. Core samples are assayed for Au, Ag and Cu. Two one assay ton charge fire assays are averaged to yield the final Au and Ag assay value for each core sample. American Assay Laboratories is a highly respected, reputable analytical laboratory.

Data Verification

The authors of the Pawlowski Report took a total of 9 geological rock samples of underground workings and ¼ split of NQ core samples, while at the Copperstone site on January 10, 2005. A total of 6 underground rock chip samples were collected and 3 samples of historic Copperstone diamond core were collected for data verification. The author was limited on January 10, 2005 in the number of core check samples that could be taken, because of the destruction of the ¼ split of the core sample.

Data verification, by the authors of the Pawlowski Report, was completed by reviewing geological data and sampling rock material from the exact locations of underground workings and drill core and comparing with the previously sampled and assayed historic Copperstone gold assays from the same locations.

The assay comparisons of samples taken by the authors of the Pawlowski Report do show some variability but do show good correlation of gold values between the samples collected by the author and compared to Bonanza assay results. Numerous samples collected by the authors have very high gold values and are thought to show the nugget effect of gold in the sampling method and in the assay method. The sampling was not meant to validate sample precision, but rather verify the presence and order of magnitude of gold grades. The results are substantially the same as those presented by the historic Bonanza Copperstone geological group, in that high gold values exist in both sets of sampling.

Past Work Programs

Santa Fe Pacific Gold Corporation leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of high grade gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the north-east (the “C zone”). Bonanza and APMI entered into the Copperstone joint venture agreement in August, 1998. Bonanza subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

Recently Completed Work Programs

Bonanza has completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground two drill stations, Drill Bay #1 and #2. Underground channel and panel sampling programs have demonstrated good continuity to the high gold grades in the southern portion of the D-Zone.

As of the date of this Circular, a substantial, detailed surface and underground core drilling program is currently underway. This extensive core drilling from surface and underground will locate and define the grade profile of the Copperstone Fault in the D-Zone and other zones, will provide detailed data, and will assist in the design of future underground workings and stopes. Substantial exploration drilling is also underway.

Current Work Program

The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway which will provide the data necessary for an updated technical report in the form required by NI 43-101. The current programs of surface and underground drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data which should increase the confidence level of resource estimations and if results warrant, enable the upgrading of the current Mineral Resources to the Measured and Indicated Mineral Resource category. On the basis of obtaining satisfactory results a new NI 43-101 report will be prepared during mid-2005 and will include a preliminary feasibility study of the viability of the Copperstone Project which will include financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors sufficient to determine if all or part of the Mineral Resources may be classified as Reserves.

Second, substantial drilling and other exploration programs are underway to expand the Mineral Resources through the discovery of new gold zones.

Including the D-Zone and the ore mined from the pit, the Copperstone Fault is known to be mineralized over a strike length of about 3,600 feet, a vertical extent of 600 feet, and a down dip extent of 1,800 feet True thickness of the gold mineralization in the targeted zones ranges up to 40+ feet thick in the Copperstone Fault. Additionally, it appears that sub-parallel structures well into the hanging wall and footwall of the Copperstone Fault contain unexplored occurrences of high grade mineralization.

American Bonanza Gold Mining Corp. has through January 18th, 2005, completed 58 underground and 107 surface drill holes for a total of 104,688 feet of drilling in 165 drill holes. The drilling program is designed to convert indicated and inferred resources into measured resources or reserves in the D, C and Highwall zones while testing additional exploration targets down dip and along strike. A detailed geologic mapping and structural study is underway in the pit area. Approximately 40,000 feet in 50 planned holes remain to be drilled in this program which is approximately 75% complete at January, 2005.

Notable drill results from the D-Zone underground drilling program include: 3.3 metres grading 51.2 g/t gold in CUDH-04-26; 4.5 metres grading 25.4 g/t gold in CUDH-04-32; and 1.5 metres grading 54 g/t gold in CUDH-04-50. Most of these holes are drilled at an angle to the Copperstone Fault, which has a maximum thickness in the D-Zone area of 7 metres, so the true thicknesses of these intercepts are less than the shown drilled thicknesses.

Notable drill results from the Highwall surface drilling program include: 3 meters grading 38.2 grams per ton gold in drill hole number H04-43, 3 meters grading 35.2 grams per ton gold in drill hole number H04-36, and 1.5 meters grading 17.8 grams per ton in drill hole number H4-48. These holes are drilled at nearly right angles to the Copperstone Fault and therefore closely represent true thicknesses.

The first results of the second main work effort at Copperstone, the exploration for new discoveries, were announced during January 2004. The Footwall exploration target and the separate Lower Highwall zone represent structures apparently semi-parallel to the Copperstone Fault and are entirely new potential mineralized zones. Notable drill results from the Exploration surface drilling program include drill hole CRD-04-09 which encountered a near true thickness of 3.3 metres grading 16.4 g/t gold in a zone below the Highwall Zone currently termed the Lower Highwall Zone.

Future Work Program

The Proposed Budget from February 2005, consists of 20,000 feet of exploration drilling, 10,000 feet of underground D-Zone drilling and 30,000 feet of surface in-fill drilling in the B-Zone, C-Zone and HW-zone. This drilling is an expanded continuation of the current drilling program. Step-out exploration drilling of targets to the northeast and northwest are also recommended to test for other bonanza-type, gold zones, above and within the Copperstone Fault. Past geophysical results completed on the Copperstone Property will be reviewed. The induced polarization and resisitivity geophysical methods and magnetic geophysical methods have had some success defining alteration and mineralization associated with similar structures as the Copperstone Fault. It is important that the structural continuity and paragenesis of the ore zones be completely understood before resource outlines and metallurgical testing are completed. Additional geological work on the origin, paragenesis and structural controls of the Copperstone deposit will be completed to help define the drilling targets. At least 20% of the drilling budget will be used for defining extensions of mineralized blocks. A total of approximately $3 million is budgeted for this Future Work Program.

Assuming the results of the current work program as demonstrated by a new NI 43-101 report to be completed during mid-2005 are satisfactory, the next stage of evaluation would be comprised of work programs required to complete a bankable feasibility study in accordance with NI 43-101. This work will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Following completion of this work, if the results warrant, Bonanza will obtain a bankable feasibility study in accordance with NI 43-101, which will serve as the basis for a production decision.

MRDI Scoping Study

The MRDI scoping study evaluated the underground mine development of only the C and D zones and estimated an Indicated resource containing 892,000 tons grading 0.32 opt gold (285,700 ounces of gold) and an Inferred resource containing 1.19 million tons grading 0.35 opt gold (423,000 ounces of gold). For comparison purposes to estimate the effects of capping the gold grades, MRDI estimated the resource for these same zones using uncapped grades, resulting in the estimation of an uncapped resource comprised of the same total 2.1 million tons grading 0.58 opt gold, exceeding 1.2 million ounces of contained gold.

Within the above mentioned indicated and inferred resource MRDI, on a preliminary basis, evaluated the economics of mining mineralized material which is most available to underground workings from a portal site at the North end of the open pit. MRDI estimated a diluted, recoverable resource included in the mine design plan of 827,400 tons at a cut and capped grade of 0.56 opt gold (459,500 ounces gold). These resource estimates are catagorized as “historic resources” in NI43-101, and are based on conceptual mine models, are not proven economic reserves, and are provided for historical reference.

To study this diluted, recoverable resource included in the mine design plan, economic mining cut-off grades were based on a gold price of US$300 per ounce, a milling recovery of 90 percent and estimates of operating costs were determined for each zone and varied from about 0.25 to 0.30 opt gold. A planned daily processing rate of 520 tons per day was used. The resources available for mining are based on the material within a geologic grade envelope of 0.10 opt gold and greater, and having overall diluted grades greater than the calculate cut-off grades. The resource for each zone has been factored for 95 percent mining recovery and 10 percent mining dilution at a grade of 0.08 opt gold. Material excluded from the mining plan includes that with diluted grades less than 0.25 opt gold, totalling about 474,000 tons at a grade of 0.183 opt gold, and that in the hanging wall zones which is based on limited drill hole data and totals about 105,000 tons at a grade of 0.998 opt gold.

MRDI designed a 520 ton per day underground mine plan at the scoping level for the C and D zones. The plan is based on selective drift and fill mining from a decline developed from the base of the open-pit. The mill design incorporates crushing and grinding circuits, a gravity concentrator and cyaninde tank leaching with Carbon-in-Pulp gold recovery. A 90 percent gold recovery has been assumed on the basis of Cyprus historical data.

Capital cost was estimated at US$22.5 million, including direct costs of US$14.7 million and indirect costs of US$7.8 million. The average mine life operating cost is estimated to be US$74.52 per ton of ore processed. This total includes mining costs of US$39.64 per ton, processing costs of US$25.21 per ton and General and Administrative costs of US$9.67 per ton. Annual gold production in year one is forecast to be 156,000 ounces and 72,000 ounces in years two to five.

Other Properties

Bonanza also has interests in the following properties. Other than the Copperstone Project, none of these properties are currently considered material. Technical information regarding these properties has been prepared by Gregory French, consulting geologist to Bonanza. Mr. French is a “qualified person” as defined in National Instrument 43-101.

Pamlico

The Pamlico project in Nevada is comprised of 63 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was also made. On November 2003 Bonanza made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. Subsequent to December 31, 2003 and on November 10, 2004, Bonanza made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Location and Access

The Pamlico property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada. It is accessible by vehicle travelling 16 kilometres east on US 95, then 13 kilometres SSW on four-wheel-drive dirt roads.

Geology

The Pamlico property is located in south central Nevada within the Walker Lane mineral trend. The Pamlico project is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates. Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants. Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

The Pamlico property covers numerous historic shafts and adits and work-to-date has confirmed the existence of high-grade gold mineralization. Pamlico has several drill targets ready to test. Pamlico has already been drill-tested by Bonanza (including its subsidiaries) and high-grade mineralization (greater than 34 g/t or 1 opt) has been intersected in drilling.

Past Work Program

At Pamlico, only one company has done any modern work. Cimarron Minerals Ltd. (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/ VLF and IP geophysical surveys. They drilled 50 reverse circulation holes totalling 4738 metres (15,545 feet) on geological, geochemical and geophysical targets. The Cimarron drill holes contained a small number of 1.5 metre (5 foot) intervals grading 8.2 to 58.3 g/t (0.24 to 1.7 opt) gold within predominantly unmineralized wallrock. The American Mines Handbook (1998) gives a resource estimate by Cimarron of “indicated partially drilled resource” of 45,000 ounces gold in 900,000 tons averaging 0.05 opt gold.

These historic resource estimates are viewed by Bonanza as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus Bonanza’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Recently Completed Work Programs

Bonanza has completed a program comprising regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples). The data were digitized and entered into Bonanza’s GIS model and Vulcan 3-D model to guide the drilling program. Targeted areas were tested by 16 reverse circulation drill holes totalling 1,692 metres (5,550 feet).

Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling. A number of high results were returned from the Central Mine and the Main Zone areas, consequently follow-up detailed underground mapping and sampling focused on these two areas.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining center producing approximately 50,000 ounces of gold. The Central Mine and Main Zone areas were the focus of Bonanza’s drilling. In the Main Zone, drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence. Three holes encountered narrow veins approximately 0.6 metres thick, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts represent the down dip extension of the known productive veins.

The Central Mine B-Zero target area is near the center of the property, approximately 1.6 kilometres northeast of the Main Zone. Bonanza drilled five holes in a roughly square pattern on 150 metre centers. This preliminary drilling returned discouraging results with no significant gold values and little vein material. It is presently thought that the holes were drilled into a faulted out block. Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining. These holes also returned discouraging results.

Current Work Program

During 2003 Bonanza completed an early-stage drilling program totalling 1,608 feet in eight holes, and was designed to confirm and expand mineralization encountered previously in the underground workings in the Central Mine Area and in underground workings and previous drilling in the north end of the Main Zone.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging. Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above. Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

Gold mineralization is restricted to structures, with little to no gold mineralization present in the wallrocks. As a result, all eight drill holes were pre-drilled with a reverse circulation drilling rig and the Main Zone structural targets were then drilled with a HQ core drilling rig. A total of 1,120 feet of reverse circulation was drilled, along with a total of 488 feet of “spot” core drilled through the target zones.

The drill holes in the Main zone were located adjacent to reverse circulation holes drilled by Bonanza in 1999. Surveyed underground workings were used to position drill holes in the Central Mine area. Drilling in the Main Pamlico Mines area targeted known productive veins about 90 metres (300 feet) down-dip from the deepest working in the area. The five holes were drilled from two drill pads, and were designed to encounter target structures between 10 and 20 metres along strike from previously know data points. The two high grade intercepts were encountered in this area. These Main Zone veins remain open to expansion along strike and dip.

Future Work Programs

The Pamlico gold mineralization occurs within a package of sedimentary and volcanic rocks, in silicified faults, epithermal quartz veins and silicified brecciated lithologic contacts. Future drilling will target these mineralized structures to follow up along strike and dip from these current results and previously drilled mineralized zones. The Pamlico veins and mineralized faults occur along Walker Lane faults and are typically moderately dipping, curviplanar, and locally braided. Silicification is the most prevalent wallrock alteration.

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these recent results. The focus of future drilling programs will be areas where thicker veins may be present, and one potential bulk tonnage target.

Gold Bar

The Gold Bar project in Nevada comprise 70 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

The Gold Bar properties are located in the Battle Mountain/Eureka mineral trend in east-central Nevada and cover a past-producing bulk tonnage gold mine with 485,000 oz of historic production. Historic reserves (now characterized as subeconomic resources) in place at Gold Bar have most recently been quoted at 6.1 million tons grading 0.082 opt by Atlas Corporation and its subsidiaries (collectively “Atlas”). Several drill targets are ready to test, including the 150,000 ounce Millsite-Gold Bar Pit area (estimated by Granges). Numerous other economically interesting areas exist on this historic producer.

Location and Access

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. They are accessible by vehicle, travelling 33 kilometres west on US 50, then north, 25 kilometres on dirt roads.

Geology

The Gold Bar properties lie in the Battle Mountain/Eureka structural mineral trend. They are underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts. The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments. Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults. These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

Past Work Program

The Gold Bar property has no record of historic production prior to exploration by Atlas in 1983. Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced. Recoveries averaged 87 percent, resulting in production of 485,000 ounces of gold.

During their work in 1983 to 1994, Atlas completed mapping, geochemistry, geophysics and drilling. These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter. Open pit mining was carried out at all but Pot Canyon and Hunter. The Gold Bar and Gold Canyon areas currently comprise Bonanza’s Gold Bar Properties.

In late 1994, Atlas entered into an agreement with Homestake on the southern and northern claims areas. Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges who completed mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick optioned most of the Atlas claims. They completed a program of mapping, geochemistry and geophysics. Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

Historic in situ resources remaining at the Gold Bar property as calculated by Atlas are as follows:

•	3.6 million tons (3.3 million tonnes) grading 0.100 ounce per ton (3.4 g/t) gold in the Gold Bar Deposit;

•	2.5 million tons (2.3 million tonnes) grading 0.056 ounce per ton (1.9 g/t) gold in the Gold Canyon deposit.

Granges calculated a geological resource in 1996 for the newly discovered Millsite Deposit of 1.626 million tons (1.475 million tonnes) grading 0.091 opt (3.1 g/t) gold containing approximately 150,000 ounces of gold. These resources were calculated using 30.48 x 30.48 x 4.6 meters (100 x 100 x 15 foot) blocks with a 0.025 opt (0.86 g/t) gold cutoff and a 30.48 meter (100 foot) search radius.

These historic resource estimates are viewed by Bonanza as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus Bonanza’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Current and Proposed Work Program

The vast data acquired by Atlas and other companies has been compiled and converted into digital format to define areas of high-grade gold within the known or recently mined out gold deposits. These areas of interest are being further evaluated to define drill targets at depth below the existing open pits. Several such areas have been noted to date near the Gold Bar pit, the Millsite target and the Gold Canyon pit.

The primary focus of current work at Gold Bar is deep exploration drilling below the largest of the open pits mined during modern times. The target deposit is a deep, high grade Carlin-type gold deposit similar to the Meikle Mine on the Carlin trend. These deposits, while deep, have significant positive economic impact.

The Gold Bar Main Pit locale is a good site for this exploration because of the following geological characteristics. The property is located at the intersection of the Battle Mountain–Eureka Mineral Belt and the Cortez Rift, two of the major gold mineral belts in Nevada. Local geology is extremely favorable, with the Roberts Mountains Thrust Fault and erosional windows through the thrust faults present on the property. The most favorable host rock formation for Carlin-type disseminated gold deposits is the Roberts Mountains Formation limestones, which are present at depth on the property. Classic feeder-fault systems apparently exist below the gold deposits that were mined during modern times in open pits, and are guides to potential deeper, high grade Carlin-type gold deposits.

The results from the first deep hole completed at Gold Bar were announced during March 2004, and are very positive from an exploration point of view. The Roberts Mountains Formation favorable host rocks were encountered at depth near the postulated feeder fault system below the Gold Bar Main open pit.

The Roberts Mountains Formation in the core is hydrothermally altered and silicified. Significant geochemical anomalies are present in the Roberts Mountains Formation in the core. This information is very positive and suggests that the target high grade gold deposit may be nearby. Additional work including geophysical surveys and further core drilling in the area is planned to follow these results up during 2004.

Oatman

The Oatman property is located in Mohave County in Northwest Arizona. Bonanza acquired 1500 acres (600 hectares) through the staking of 67 unpatented lode mining claims in November, 2003. The district was discovered in 1864 and was mined continuously through the 1930s.

Oatman Mining District produced over 2 million ounces of gold with an average grade of 0.67 ounces of gold per ton (23 grams per tonne), making it one of the highest grade gold mining districts in western North America.

The property is located at the intersection of the two main productive veins in the Oatman Mining District, the main Oatman vein with 1,400,000 ounces in gold produced, and the Gold Road Vein, with production of approximately 325,000 ounces of gold. Vein intersections, or areas where veins merge, are often the location of additional discoveries in vein mining districts. This principal target is covered by shallow gravels.

Within the property limits are numerous other Tertiary epithermal volcanic-hosted veins associated with encouraging alteration. This project will be the focus of exploration diamond core drilling in 2004, with mapping, data compilation and target definition currently in progress

Exploration Technology

In addition to the Bonanza projects acquired in late 2000, Bonanza acquired the proprietary database and metallogenic study owned by Bonanza Exploration. Bonanza’s Great Basin Metallogenic Exploration Study (“Metallogenic Study”) is based on the theory that if one can determine how high grade gold deposits are formed, and identify the structural and geological conditions required for the formation of these deposits, then one should be able to predict the location of other, undiscovered deposits by analyzing structural and geologic conditions.

The software used to manage and analyze these regional exploration data is the Arcview Geographical Information System (GIS). The GIS is a two-dimensional environment, and is useful on a regional scale and on a project scale for surface information such as surface geochemistry and geologic mapping. The database includes basically all publicly available data published in digital form, including geology, structure, land/legal, physiographic, geochemical and geophysical data on the Bonanza Properties and on other mining properties in Nevada.

The proprietary databases include a seven-volume set of large 3-ring binders describing in detail 44 operating major mines in Nevada. This database is part of the GIS database, and allows vetting of exploration concepts against known deposits, and the generation of structural models for gold deposits. Public data augment these detailed mine data, thus over 100 mines are represented in the database, representing a comprehensive view of nearly all important modern mines in Nevada. Another comprehensive proprietary database describes 571 modern gold resources in Nevada. Essentially all of the historic underground high grade mines in Nevada comprise another proprietary database. Over 1,430 old mines in Nevada produced gold as the primary product. Nearly 4,000 historic mines comprise the database, many of which produced some gold in addition to other metals. Numerous other proprietary geochemical and structural databases have been developed by Bonanza.

The GIS database was used by Bonanza to unravel the geologic history of the Great Basin during and prior to the time of the formation of gold deposits. The structural interpretation of the western North American continental margin over the past 100 million years predicts detailed relationships between local structure and gold deposits. An exhaustive review of the mine-scale structure and gold mineralization supports the continental structural interpretation developed by Bonanza’s personnel. Bonanza’s Metallogenic Study is a study of the formation of gold deposits in the Great Basin. The Metallogenic Study is being used as a predictive tool for prospecting and project evaluations.

All of Bonanza’s projects have been modelled using the three-dimensional environment of the SURPAC mine planning software program prior to drilling. All surface and subsurface data are entered into SURPAC software to guide drilling programs. Surface data generally include topography, air photo images, sampling results, mapping, etc. Subsurface data include (where available) existing drill data, mapping and sampling data from existing underground workings, and extrapolations of the surface data. In the SURPAC three-dimensional environment, precise drill plans are generated by working with the actual surface and subsurface data.

Once drill targets have been drawn from the three-dimensional model, SURPAC provides a report containing surface co-ordinates and elevation of the drill collar, along with bearing, inclination and total depth. This approach provides the accurate drilling plans required to efficiently explore high grade gold bearing vein systems.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and analysis should be read in conjunction with the Audited Consolidated Financial Statements of Bonanza and the notes thereto for the years ended December 31, 2003 and 2002 and the Unaudited Consolidated Financial Statements for the nine months ended September 30, 2004 which accompany this Circular as Appendix D.

Annual Information

The following table sets forth selected consolidated financial information of Bonanza for, and as of the end of, each of the last three fiscal years ended December 31, 2003, 2002 and 2001 and the nine month period ending September 30, 2004. The selected consolidated financial information should be read in conjunction with the Bonanza Financial Statements which accompany this Circular as Appendix D.

	September 30		December 31
	2004	2003	2002	2001
	(Unaudited)
	$	$	$	$
Net loss	1,089,609	605,214	485,054	1,083,622
Net loss per share	0.01	0.01	0.01	0.02
Cash and cash equivalents	11,427,854	13,406,295	1,616,691	12,968
Working capital (deficiency)	11,486,958	13,089,684	105,622	(1,222,858)
Total debt	Nil	Nil	1,722,131	Nil
Total assets	28,199,640	25,006,389	10,659,685	6,158,121
Shareholders’ equity	27,582,914	24,202,178	7,696,078	4,593,641

Quarterly Information

Selected consolidated financial information for the most recently completely quarters of fiscal 2004, 2003 and 2002 are as follows:

		2004			2003			2002
	Sept.	Jun.	Mar.	Dec.	Sept.	June	Mar.	Dec.
	$	$	$	$	$	$	$	$
Revenue	79,176	81,282	84,010	118,253	32,187	2,159	Nil	Nil
Net loss	456,612	491,260	141,737	174,537	156,506	240,939	33,232	168,322
Net loss per share, basic	0.01	0.00	0.00	0.01	0.00	0.00	0.00	0.01
and fully diluted

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview of Performance

Bonanza’s working capital as at September 30, 2004 was $11,486,958 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was attributable to increased expenditures levels at the Copperstone gold property, loss from operations and other exploration expenditures all of which were partially offset by proceeds from warrant exercises in the period. The loss for the nine months ended September 30, 2004 was $1,089,609 or $0.01 per share compared with a net loss of $430,677 or nil per share for the comparable period in 2003.

Bonanza’s current development program at Copperstone is estimated to require up to $8 million ($4,243,195 incurred in the current period) of Bonanza’s current working capital to achieve a production decision on the Copperstone gold project during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Current programs of underground and surface drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, Bonanza will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Results of Operations

Interim Period ended September 30, 2004

For the nine months ended September 30, 2004, Bonanza had a net loss of $1,089,609 or $0.01 per share compared with a net loss of $430,677 or nil per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which were partially offset from increased interest income.

Interest income increased to $244,468 from $62,215 which was the direct result of increased cash balances over the comparable period in 2003. General and administrative expenditures increased to $877,319 from $307,224 in the comparable period which was the direct result of increased public company expenses and personnel costs. Increased activity also contributed to $113,584 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased from $106,115 to $312,412 and primarily attributable to increases in investor relations expenses which increased from $34,487 to $151,632 and the payment of director’s fees totaling $73,237. Personnel costs increased from $125,860 to $418,172 as a direct result of increased personnel and management bonuses totaling $234,225.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased to $267,115 from $190,928 in the comparable period reflecting increased activity relating to ongoing property evaluations, investigation and acquisition. Bonanza continues to conduct property evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all costs associated with maintaining Bonanza’s exploration office in Reno, Nevada.

Year Ended December 31, 2003

For the year ended December 31, 2003, Bonanza had a net loss of $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by interest income of $152,599 earned on Bonanza’s short term investments.

General and administrative expenditures increased to $403,222 from $195,444 in the comparable period which was the direct result of increased personnel, public company expenses and consulting related fees associated with Bonanza’s increased activity. Increased activity also contributed to $93,100 in business development related expenditures associated with reviewing various corporate development opportunities. Public company expenses increased from $39,849 to $121,720 as a direct result of annual general meeting related costs in 2003, Bonanza’s investor relations initiatives and related costs associated with the private placements and public offering completed during the year.

Exploration expenditures reflecting those amounts not directly capitalized increased from $236,104 in 2002 to $304,212 in the comparable period which was the result of increased activity relating to ongoing project evaluations and investigation. Bonanza conducted several project evaluations in the year using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year also reflect all costs associated with maintaining Bonanza’s exploration office in Reno, Nevada.

Year Ended December 31, 2002

For the year ended December 31, 2002, Bonanza had a net loss of $485,054 or $0.01 per share compared with a net loss of $1,083,622 or $0.02 per share in 2001. The decrease from the comparable period was primarily attributable to the write off of mineral properties of $893,558 recorded in 2001 combined with increases in both general and administrative and exploration expenditures in the current year.

General and administrative expenditures decreased from $232,902 to $195,444 which was inclusive of $89,121 in expense recoveries which represented general and administrative liabilities that were settled at a discount from those amounts previously recorded. On a comparable basis management fees, consulting and salaries decreased to $180,027 from $194,544. Legal and accounting professional fees and public company expenses also increased as a direct result of the number of transactions entered into by Bonanza during the year which included the public offering, private placement and several corporate development related initiatives.

Exploration expenditures increased from $72,601 in 2001 to $236,104 reflecting increased activity resulting from several project evaluations. Bonanza conducted several project evaluations in the year using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year reflect all cost associated with maintaining Bonanza’s exploration office in Reno, Nevada.

Year Ended December 31, 2001

For the year ended December 31, 2001, Bonanza had a net loss of $1,083,622 compared with a net loss of $362,515 in 2000. The loss in 2001 is primarily attributable to the write off of the Golden Arrow, Snowstorm, Gilbert and other mineral claims totalling $893,558 and general and administrative expenditures of $232,902. General and administrative expenditures decreased from $373,037 to $232,902 in the year and included $144,298 of amounts accrued to directors and officers which have been deferred until Bonanza is able to raise additional capital to finance its operations.

In the period Bonanza recorded $180,687 in consulting income and other representing the sale of regional database information and consulting related income.

As at December 31, 2001 Bonanza had a working capital deficit of $1,228,858.

Liquidity and Capital Resources

Bonanza’s working capital as at September 30, 2004 was $11,486,958 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was primarily attributed to the loss in the period, development expenditures at Copperstone totaling $4,243,195, and exploration and acquisition related expenditures of $524,700 on Bonanza’s other projects. These expenditures were partially offset by net proceeds of $4,249,777 from warrant exercises in the period.

During the period Bonanza continued its underground and surface exploration and development programs at the Copperstone project. A substantial detailed underground and surface drilling program is currently underway. It is anticipated that the extensive drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, provide reserve-level detailed data, and assist in the design of future underground working and stopes. Total development and exploration expenditures during the period totaled $4,243,195 or $6,756,715 (December 31, 2003 - $2,513,520) since the Copperstone development and exploration program began in 2002.

As at September 30, 2004, Bonanza had cash of $11,427,854 compared to $13,406,295 as at December 31, 2003. In management’s opinion Bonanza’s current cash and working capital position as at September 30, 2004 will provide adequate funding for purposes of continuing to accelerate the Copperstone project, if results warrant, towards a bankable feasibility and to conduct further exploration programs on Gold Bar, Pamlico and its other recently acquired projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include Bonanza’s estimated recoverable value on its mineral properties. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored and developed that ultimately achieve commercial production. At present, none Bonanza’s properties have a known body of commercial ore.

Bonanza’s estimated recoverable value on its mineral projects is based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. Bonanza is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks Bonanza has relied on very preliminary resource estimates on its properties, however, these assumptions are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of Bonanza’s mineral properties.

Change in Accounting Policy

Effective January 1, 2004, Bonanza adopted the Canadian Institute of Chartered Accountants standard on stock-based compensation. Under this standard Bonanza is required to expense over the vesting period the fair value of employee stock options at the date of grant. As permitted by this standard Bonanza applied this change retroactively, without restatement, for options granted on or after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $2,874,967 relating to stock options granted since January 1, 2002 with a corresponding increase to contributed surplus. For the nine months ended September 30, 2004, $220,568 in stock-based compensation expense was charged to the Copperstone gold property.

Prior to January 1, 2004, no stock-based compensation expense was recognized when stock options were issued to employees and directors but pro forma disclosure was provided as if these grants were accounted for using the fair value method for stock options granted after January 1, 2002.

Use of Financial and Other Instruments

Bonanza has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting Bonanza’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to Bonanza’s equity financings completed in 2003 and related warrant exercises during the current period. A significant portion of Bonanza’s cash balance is invested in short-term interest bearing investments.

Outlook

Bonanza will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing high-grade precious metals properties. Bonanza will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth.

As a mining company in the development stage the future liquidity of Bonanza will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion Bonanza’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.

PRINCIPAL SHAREHOLDERS

As at the date of this Circular, Bonanza had a total of 188,284,350 Bonanza Shares outstanding. To the knowledge of Bonanza no person beneficially owns, directly or indirectly, more than 10% of the outstanding Bonanza Shares.

The voting rights attached to all Bonanza Shares are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to Bonanza Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with Bonanza, principal occupation and number of Bonanza Shares beneficially owned by each person who is a director and/or an executive officer of Bonanza. The statement as to the number of Bonanza Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at January 31, 2005.

Number of Bonanza
Shares Beneficially
Owned, Directly or
Name and			Indirectly or Over
Municipality of			Which Control or
Residence	Position with Bonanza	Principal Occupation	Direction is Exercised

Brian P. Kirwin(1)	President, Chief Executive	President and Chief Executive	6,512,477(2,8,9)
Reno, Nevada	Officer and a Director	Officer of Bonanza since December,
	since 2000	2000; President of Bonanza Gold Inc.
June 2000 - December 2000; Vice
President, Exploration of Vengold
Inc. May 1996 to June 2000

Giulio T. Bonifacio	Executive Vice President,	Executive Vice President and Chief	3,613,003(3,8,9)
Vancouver,	Chief Financial Officer	Financial Officer of Bonanza since
British Columbia	and Director since 2001	July 2001; Vice President, Finance
and Secretary of itemus inc. from
February 2000 to June 2001; Vice
President, Finance, Treasurer and
Secretary of Vengold Inc., from 1994
until February 2000

Robert T. McKnight(1)	Director since 2003	Vice President, Corporate	Nil(4)
North Vancouver,		Development & Chief Financial
British Columbia		Officer of Yukon Zinc Corporation
and Pacifica Resources Ltd. since
February 2004; Manager, Financial
Services, AMEC Americas Ltd,
September 2003 to January 2004;
President, Finisterre Holdings Inc., a
private company, 1996 to Present

Ronald K. Netolitzky(1)	Director since 2004	Chairman, Viceroy Exploration Ltd.	Nil
Victoria,		since April 2003; past President of
British Columbia		Bonanza March 2003 to December
2003; Chairman, Viceroy Resource
Corporation from October 1996 to
November 2002; Chairman of
Consolidated Trillion Resources Ltd.
from January 1999 to December
2003

Foster W. Wilson	Vice President, Corporate	Professional Geologist, Vice	220,250(5,8)
Reno, Nevada	Development since 2003	President, Corporate Development of
Bonanza since May 2003; Consulting
geologist 2000-2003; former member
of technical services group at Placer
Dome Exploration 1990-1999;
former exploration geologist with
Echo Bay Exploration 1985-1990

Joe G. Kircher	Vice President, Operations	Vice President, Operations of	85,000(6,8)
Reno, Nevada	since 2004	Bonanza since April 2004; General
Manager – Mining Division,
Washington Group International Inc.
in 2003; General Manager, Kinross
Gold Corporation from 1999 to 2002

Number of Bonanza
Shares Beneficially
Owned, Directly or
Name and			Indirectly or Over
Municipality of			Which Control or
Residence	Position with Bonanza	Principal Occupation	Direction is Exercised

Catherine Tanaka	Assistant Corporate	Assistant Corporate Secretary and	5,000(7,8)
Vancouver, British	Secretary since 2003	Investor Relations since March 2003;
Columbia		Legal Assistant at Dorsey & Whitney
LLP from August 2001 to March
2203, Manager of Corporate Affairs
of Itemus Inc. from February 200 to
July 2001; Manager of Corporate
Affairs of Vengold Inc. from 1998 to
February 2000.

(1)	Member of the Audit Committee

(2)	Mr. Kirwin also owns 5,635,000 Bonanza Options and 666,667 Bonanza Warrants.

(3)	Mr. Bonifacio also owns 4,975,000 Bonanza Options and 933,333 Bonanza Warrants.

(4)	Mr. McKnight owns 350,000 Bonanza Options.

(5)	Mr. Foster also owns 1,500,000 Bonanza Options

(6)	Mr. Kircher owns 1,000,000 Bonanza Options

(7)	Ms. Tanaka owns 250,000 Bonanza Options

(8)
Bonanza Options entitle the holder to purchase Bonanza Shares at a fixed price for a specific period of time. Bonanza Options do not carry voting rights. Details of stock options held by the directors, officers and employees of Bonanza are set out under “Options and Other Rights to Purchase Shares – Outstanding Stock Options.”

(9)	Bonanza warrants to purchase shares at $0.17 prior to 4:30 p.m. on October 18, 2005.

Ian W. Telfer, Director until June 11, 2004, then Advisory Board Member

Mr. Telfer, West Vancouver, British Columbia, age 58, holds an MBA, is a Chartered Accountant and has been Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold. Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however, he agreed to become the first members of Bonanza’s advisory committee, acting in the capacity of an Advisor to the Board of Directors.

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 61, holds a M.Sc. in Geology, is a registered Professional Geologist and has been Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004. Mr. Netolitzky is a member of the Corporation’s Audit Committee.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 54, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation and Pacifica Resources Ltd., Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation

from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is a member of the Corporation’s Audit Committee.

Brian P. Kirwin, President and CEO, Director

Mr. Kirwin, Reno, Nevada, age 43, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000, Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is a member of the Corporation’s Audit Committee.

Giulio T. Bonifacio, Executive Vice President and CFO, Director

Mr. Bonifacio, Vancouver, British Columbia, age 44, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.

Foster V. Wilson, Vice President Corporate Development

Mr. Wilson, Reno, Nevada, age 45, is a Professional Geologist and has been Vice President, Corporate Development since May 2003; Consulting geologist 2000-2003; Former member of technical services group at Placer Dome Exploration 1990-1999; Former exploration geologist with Echo Bay Exploration 1985-1990.

Joe G. Kircher, Vice President, Operations

Mr. Kircher, Reno, Nevada, age 46, is a Mine Engineer and has been Vice President, Operations since April 2004; General Manager – Mining Division, Washington Group International Inc. in 2003; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998. Subsequent to December 31, 2003, Mr. Kircher became an employee and Officer of the Corporation on April 30, 2004.

Catherine Tanaka, Assistant Corporate Secretary

Ms. Tanaka, Vancouver, British Columbia, age 35, holds a B.A. and has been Assistant Corporate Secretary and Investor Relations since March 2003; Legal Assistant at Dorsey & Whitney LLP from August 2001 to March 2003; Manager of Corporate Affairs at Itemus Inc. from February 2000 to July 2001; Manager of Corporation Affairs of Vengold Inc. from 1998 to February 2000.

Directors are elected at each annual meeting of Bonanza’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at February 11, 2004, the directors and executive officers of Bonanza, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 10,435,730 Bonanza Shares, representing approximately 5.5% of the total number of Bonanza Shares outstanding before giving effect to the exercise of Bonanza Options or Bonanza Warrants held by such directors and executive officers.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director, officer, promoter or other member of management of Bonanza is, or within the 10 years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer, Advisor to the Board, who was Vice Chairman of Itemus Inc. when it made an assignment into bankruptcy.

Conflicts of Interest

To the best of Bonanza’s knowledge, and other than as disclosed in this Appendix C and, there are no known existing or potential conflicts of interest among Bonanza, its promoters, directors, officers or other members of management of Bonanza, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as director, officer, promoter or member of management of Bonanza and their duties as director, officer, promoter or member of management of such other companies. See “Interest of Insiders in Material Transactions” and “Risk Factors – Conflicts of Interest”.

The directors of Bonanza are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Bonanza will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Brian P. Kirwin, the Company’s President and Chief Executive Officer, Giulio T. Bonifacio, the Company’s Chief Financial Officer and Executive Vice President, Joe Kircher, the Company’s Vice President, Operations and Foster V. Wilson, Vice President Corporate Development are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years and the nine months ended September 30, 2004 is as set out below:

Summary Compensation Table(1)

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All other Compensation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compensation(4) (US$)	Securities Under Options/SARs Granted (#)(3)
Brian P. Kirwin President, CEO	2004(2) 2003 2002 2001	123,750 120,000 Nil Nil	125,000 15,000 Nil Nil	Nil Nil 80,000 58,000	Nil 2,725,000 2,360,000 Nil	Nil Nil Nil Nil
Giulio T. Bonifacio Executive Vice President, CFO	2004(2) 2003 2002 2001	112,500 111,300 Nil Nil	50,000 Nil 10,000 Nil	Nil Nil 69,200 20,300	Nil 2,625,000 2,050,000 Nil	Nil Nil Nil Nil
Joe Kircher VP Operations	2004(2) 2003	90,750 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Foster Wilson VP Corporate Development	2004(2) 2003	76,500 73,000	25,000 Nil	Nil Nil	Nil 750,000	Nil Nil

Note:

(1)	All dollar amounts are expressed in United States dollars.

(2)	Nine month financial period ended September 30, 2004.

(3)	Bonanza does not have a long-term incentive plan other than a stock option plan, and Bonanza has not granted, and does not intend to grant, Stock Appreciation Rights.

(4)	Other annual compensation include compensation amounts based on employment contracts with Bonanza.

As at January 31, 2005, Bonanza has granted rights to purchase or acquire an aggregate of 16,510,000 Bonanza Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below.

Option Grants to Executive Officers During the Most Recently Completed Financial Year

The share options granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian P. Kirwin	550,000 2,175,000	7.8 31.7	$0.31 $0.42	$0.31 $0.42	February 24, 2008 October 27, 2008
Giulio T. Bonifacio	450,000 2,175,000	6.4 31.7	$0.31 $0.42	$0.31 $0.42	February 24, 2008 October 27, 2008
Foster Wilson	100,000 650,000	1.5 9.5	$0.31 $0.42	$0.31 $0.42	February 24, 2008 October 27, 2008

Aggregated Options Exercised by Executive Officers during the Most
Recently Completed Financial Year and Financial Year-end Option Values

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in- the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil

550,000 Bonanza Shares at $0.15
per share expiring December 22,
2005

1,060,000 Bonanza Shares at $0.10
per share expiring March 4, 2007

1,300,000 Bonanza Shares at $0.17
per share expiring December 6,
2007

550,000 Bonanza Shares at $0.31
per share expiring February 24,
2008

2,175,000 Bonanza Shares at $0.42
per share expiring October 27,
2008

115,500 275,600 247,000 27,500 Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in- the-Money Options at FY-End ($)(1)
Giulio T. Bonifacio	Nil	Nil

300,000 Bonanza Shares at $0.15
per share expiring December 22,
2005

700,000 Bonanza Shares at $0.10
per share expiring March 4, 2007

1,350,000 Bonanza Shares at $0.17
per share expiring December 6,
2007

450,000 Bonanza Shares at $0.31
per share expiring February 24,
2008

2,175,000 Bonanza Shares at $0.42
per share expiring October 27,
2008

63,000 182,000 256,500 22,500 Nil
Foster V. Wilson	Nil	Nil

250,000 Bonanza Shares at $0.15
per share expiring December 22,
2005

250,000 Bonanza Shares at $0.10
per share expiring March 4, 2007

250,000 Bonanza Shares at $0.17
per share expiring December 6,
2007

100,000 Bonanza Shares at $0.31
per share expiring February 24,
2008

650,000 Bonanza Shares at $0.42
per share expiring October 27,
2008

52,500 182,000 47,500 5,000 Nil

(1) Based on the closing price on December 31, 2003 of $0.36 per share. The value is the product of the number of Common Shares optioned multiplied by the difference between the closing market price on December 31, 2003 and the exercise price.

No options were exercised by Named Executive Officers during the most recently completed financial year.

Options Repricings during the Most Recently Completed Financial Year

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2003.

Employment Agreements

Bonanza has entered into employment agreements with each of Brian P. Kirwin as Chairman and Chief Executive Officer and Giulio T. Bonifacio as Executive Vice President and Chief Financial Officer. The employment agreements with each of Messrs. Kirwin and Bonifacio provide that in the event of termination without cause, or any change in the effective control of Bonanza that occurs, Bonanza must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years salary and benefits.

Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which Bonanza agreed to pay Mr. Kirwin a base salary of US$130,000 as increased to US$165,000 as of April 1, 2004, benefits and bonus, and to pay Mr. Bonifacio a base salary of US$120,000 as increased to US$150,000 as of April 1, 2004, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of Bonanza. In the event of termination without cause, or any change in the effective control of Bonanza that occurs, Bonanza must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years’ salary and benefits.

Compensation of Directors

The independent directors of Bonanza receive US$15,000 per annum, plus US$2,000 per meeting attended. During the nine month interim period ended September 30, 2004 total compensation paid to non-executive directors was Nil and no other fees were paid to directors of Bonanza for their services in their capacity as directors. During the nine month financial period ended September 30, 2004, Bonanza granted Nil stock options to Nil non-executive directors to purchase an aggregate of Nil Bonanza Shares.

Proposed Compensation

On April 1, 2005, subject to regulatory approval, the independent members of the board will receive the equivalent of US$15,000 in Bonanza Shares with the resulting number of shares to be determined on the basis of weighted average closing price of Bonanza Shares in each previous calendar year as quoted on the TSX-V.

Related Party Transactions

Brian Kirwin and Giulio Bonifacio, in their capacity as officers, were paid collectively $546,962 during the nine month financial period ended September 30, 2004 (2003 financial year: $330,130 and 2002 financial year: $271,327) for management, exploration and business development related services.

During 2002, Bonanza settled approximately $320,968 in debt due to related parties by the issuance of shares and wrote-off approximately $26,712. During 2003, the remaining balance of $6,000 was paid out.

Except as disclosed above, during the previous three fiscal years, or the nine month period ended September 30, 2004, no insider of Bonanza, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect Bonanza. Bonanza has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Bonanza Shares on December 31, 1998 with the total cumulative return of the Vancouver Stock Exchange Composite Index (“VSE”), subsequently the Canadian Venture Exchange Main Index (“CDNX”) and subsequently the TSX Venture Exchange Composite Index (“TSX-V”) in the last five years.

(1)
On November 26, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the Canadian Venture Exchange and the VSE Composite Index was discontinued. The Canadian Venture Exchange was established on November 29, 1999.

(2)	On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

(3)	On December 7, 2001 the CDNX Main Index was discontinued and the TSX Venture Composite Index was established on December 10, 2001.

(4)	On December 21, 2000 current management took over management of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year and the nine month period ended September 30, 2004, no director or senior officer of Bonanza or any of their associates has been indebted to Bonanza or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by Bonanza or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Appendix C or in the Circular, since January 1, 2004, no insider of Bonanza, nominee for election as a director of Bonanza, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect Bonanza or any of its subsidiaries. See “Interest of Certain Persons in Matters to be Acted Upon” in the accompanying Circular.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Bonanza as at September 30, 2004. The table should be read in conjunction with the consolidated financial statements of Bonanza for the financial years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements for the nine month period ended September 30, 2004 and 2003, including the notes thereto.

	September 30, 2004	December 31, 2003
	(unaudited)
	($)	($)
Long-Term Debt	Nil	Nil
Bonanza Shares(1)	42,458,531	38,208,754
Contributed Surplus	3,328,077	232,542
Currency Translation Adjustment	43,031	43,031
Deficit	(18,246,725)	(14,282,149)
Total Capitalization	27,582,914	24,202,178

(1)
As at January 31, 2005, an additional 16,510,000 Bonanza Shares were issuable upon exercise of the Bonanza Options and an additional 30,421,664 Bonanza Shares were issuable upon exercise of the Bonanza Warrants.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The authorized capital of Bonanza consists of 500,000,000 shares, without par value, divided into 400,000,000 Class “A” Common Voting Shares (the “Bonanza Shares”) and 100,000,000 Class “B” Preferred Shares. As of January 31, 2005 188,284,350 Bonanza Shares and no Class “B” Preferred Shares were issued and outstanding.

The holders of the Bonanza Shares are entitled to receive notice of, attend and vote at any meeting of Bonanza’s shareholders, except those meetings where only holders of another class or series of shares are entitled to vote separately as a class or series. The Bonanza Shares carry one vote per share. The holder of the Bonanza Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Bonanza Board of Directors, out of funds legally available therefor. In the event of the liquidation, dissolution or winding-up of Bonanza, the holders of the Bonanza Shares will be entitled to receive on a pro-rata basis all of the assets of Bonanza remaining after payment of all of Bonanza’s liabilities.

PRIOR SALES

The following table sets forth the date and consideration per share of all Bonanza Shares issued by Bonanza during the 12 months preceding January 31, 2005:

		Number of
Date of		Bonanza Shares	Total	Price per
Issuance	Description	Issued	Consideration	Bonanza
08-Jan-04	Warrant exercise	10,000	1,700	0.17
08-Jan-04	Agent warrant exercised	90,000	25,200	0.28
08-Jan-04	Agent warrant exercised	637,386	178,468	0.28
08-Jan-04	Warrant exercise	13,000	2,210	0.17
13-Jan-04	Warrant exercise	4,500	1,575	0.35
22-Jan-04	Warrant exercise	100,000	17,000	0.17
22-Jan-04	Agent warrant exercised	451,023	126,286	0.28
27-Jan-04	Agent warrant exercised	343,750	96,250	0.28
30-Jan-04	Warrant Exercise	5,681,818	1,590,909	0.28
10-Feb-04	Warrant exercise	61,250	21,438	0.35
11-Mar-04	Warrant exercise	1,500,000	195,000	0.13
12-May-04	Warrant exercise	60,000	10,200	0.17
25-May-04	Agent warrants exercised	295,562	50,246	0.17
09-Jun-04	Agent warrants exercised	119,557	20,325	0.17
10-Jun-04	Warrant exercise	11,252,770	1,912,971	0.17
14-Oct-04	Agent warrants exercised	255,000	43,350	0.17

DIVIDEND RECORD AND POLICY

Bonanza currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Bonanza Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Bonanza Board and will be made taking into account its financial condition and other factors deemed relevant by the board. Bonanza has not paid any dividends since its incorporation.

OPTIONS TO PURCHASE SECURITIES

Stock Options

Bonanza has in place a stock option plan dated for reference May 12, 2003 as re-approved June 11, 2004 (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in Bonanza and thereby encourage their continuing association with Bonanza. The Plan is administered by the directors of Bonanza. The Plan provides that options will be issued to directors, officers, employees or consultants of Bonanza or a subsidiary of Bonanza. As at January 31, 2005 there were 16,510,000 Bonanza Shares reserved for issuance upon exercise of options granted under the Plan.

The Plan has been structured to comply with the rules of the TSX-V. The principal features and terms of the Plan are:

1.
The aggregate number of Bonanza Shares which may be subject to option at any one time may not exceed 10% of the issued Bonanza Shares of the Corporation as of that date – including options granted prior to the adoption of the Option Plan;

2.	When options are granted their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

3.	Options may not be granted to any one Optionee which would exceed 5% of the issued Bonanza Shares of the Corporation in any 12-month period;

4.	No more than 2% of the issued Bonanza Shares of the Corporation may be optioned at any one time to consultants to, or investor relations agents of, the Corporation;

5.
Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation, the options held by such optionee will expire 30 days after the date of such cessation;

6.	Options granted under the Plan may not be assigned by the Optionees;

7.
The Plan is a “rolling” plan. This means that if options that are outstanding under the Plan are exercised, additional options can be granted – so long as the total, with the new options, does not total in excess of 10% of the issued Bonanza Shares of the Corporation outstanding on that date.

In addition to any resale restrictions under securities legislation, the Exchange requires any Bonanza Shares issued upon the exercise of stock options which were granted at an exercise price less than the market price to be legended with a four month TSX-V hold period commencing on the date the stock options were granted. Generally, Bonanza Shares issued to British Columbia resident directors, officers, employees and consultants do not have a hold period under applicable securities legislation.

The following is a summary of the Bonanza Options outstanding as at January 31, 2005 by the following categories:

Optionees	Bonanza Shares Under Option	Exercise Price	Market Value on Date of Grant	Expiry Date
Executive officers of the Company (5 persons)	1,100,000 2,010,000 2,900,000 1,250,000 5,100,000 1,000,000	$0.15 $0.10 $0.17 $0.31 $0.42 $0.30	$0.15 $0.10 $0.17 $0.31 $0.42 $0.27	Dec. 22, 2005 Mar. 4 2007 Dec. 6 2007 Feb. 24, 2008 Oct. 27, 2008 Mar. 31 2009
Directors of the Company (other than executive officers) (2 persons)	250,000 100,000	$0.29 $0.42	$0.29 $0.42	May 9, 2008 Oct. 27, 2008
Employees and Consultants of the Company and its subsidiaries (6 person)	350,000 500,000 200,000 600,000 1,150,000	$0.30 $0.15 $0.10 $0.17 $0.42	$0.27 $0.15 $0.10 $0.17 $0.42	Mar. 31, 2009 Dec. 22, 2005 Mar. 24, 2007 Dec. 6, 2007 Oct. 27, 2008
TOTAL	16,510,000

Warrants

As at January 31, 2005, Bonanza had common share purchase warrants outstanding that entitle the holders to purchase up to 30,421,664 Bonanza Shares. The Bonanza Warrants are summarized under the heading “The Arrangement - Treatment of Warrants and Options of Bonanza and Taurus” in the Circular.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended December 31, 2003, the number of securities authorized for issuance under the Bonanza Stock Option Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	14,960,000	$0.28	3,868,435
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	14,960,000(1)		3,868,435

(1)	Subsequent to December 31, 2003, Nil options were exercised and 1,550,000 were granted. The number of outstanding options as of January 31, 2005 was 16,510,000.

LEGAL PROCEEDINGS

Bonanza is not a party to any pending legal proceedings the outcome of which could have a material adverse effect on Bonanza.

RISK FACTORS

Precious metals exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Bonanza may be affected by numerous factors which are beyond the control of Bonanza and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in Bonanza’s not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures to be made by Bonanza in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which Bonanza cannot, or may elect not to, insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on Bonanza’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of Bonanza may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of Bonanza, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Operating History

Bonanza has no history of earnings. Bonanza has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to Bonanza is through the sale of its equity shares or by way of loans. While Bonanza may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of Bonanza’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Bonanza’s operations, or its ability to develop its properties economically. Before production may commence on any property, Bonanza must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and Bonanza competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect Bonanza’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title Matters

In those jurisdictions where Bonanza has property interests, Bonanza makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Bonanza is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to Bonanza’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of Bonanza and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to Bonanza may have a material adverse effect on Bonanza. Bonanza does not presently have "key person" life insurance for any of its officers. (See "Directors, Senior Management and Employees").

Conflicts of Interest

Certain of the directors of Bonanza are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which Bonanza may participate, the directors of Bonanza may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of Bonanza, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In the appropriate cases Bonanza will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings against Foreign Directors

The Company is incorporated under the laws of the British Columbia, Canada, and a majority of the Company's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company's non-U.S. resident officers or directors.

Shareholder Dilution

It is likely any additional capital required by the Company raised through the issuance of additional equity which will result in dilution to the Company's shareholders.

Classification as a Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of Bonanza’s shares. U.S. shareholders and prospective holders of Bonanza’s shares are encouraged to consult their own tax advisers.

Stage of Development

The Company has no production revenue. Moreover, the Company has no commercially viable properties at this time.

MATERIAL CONTRACTS

1.
Centennial Development Company Purchase agreement dated February 13, 2002 and Final Assignment and Royalty Deed Agreement dated July 26, 2002. See “General Development of the Business – Acquisitions and Dispositions”.

2.	February 26, 2002 Assignment and U.S. Bankruptcy Court Order approving sale of Copperstone property. See “General Development of the Business – Acquisitions and Dispositions”.

3.	Copperstone Lease/Contract effective June 12, 1995 by and between The Patch Living Trust and Royal Oak Mines (U.S.A.) Inc. See “Narrative Description of the Business – Copperstone Project”.

4.	Employment Agreement dated April 1, 2003 as amended May 31, 2004 between Bonanza and Brian Kirwin. See “Statement of Executive Compensation – Employment Agreements”.

5.	Employment Agreement dated April 1, 2003 as amended May 31, 2004 between Bonanza and G.T. Bonifacio.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Bonanza’s auditors are KPMG LLP, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Full-time, permanent employees of the auditor perform all services.

The registrar and transfer agent for the Bonanza Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

ADDITIONAL INFORMATION

Additional information relating to Bonanza is available on the internet on SEDAR at www.sedar.com. Bonanza Shareholders may contract Bonanza to request copies of Bonanza’s financial statements and management’s discussion and analysis by sending a written request to Bonanza at 1606 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

APPENDIX D

FINANCIAL STATEMENTS OF BONANZA

Bonanza

American Bonanza Gold Mining Corp.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2004 and 2003
(Unaudited – Prepared by Management)

American Bonanza Gold Mining Corp.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2004	2003

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	11,427,854	13,406,295
Amounts receivable	291,671	103,231
Prepaid expenses	40,505	33,215
Marketable securities (note 4)	15,000	22,500

	11,775,030	13,565,241

MINERAL PROPERTIES (note 5)	16,394,579	11,406,116

OFFICE EQUIPMENT, net	30,031	35,032

	28,199,640	25,006,389

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	288,072	475,557

FUTURE INCOME TAXES	328,654	328,654

	616,726	804,211
SHAREHOLDERS’ EQUITY
Share capital (note 7)	42,458,531	38,208,754
Contributed surplus (notes 3 and 7)	3,328,077	232,542
Cumulative currency translation adjustment	43,031	43,031
Deficit	(18,246,725)	(14,282,149)

	27,582,914	24,202,178

	28,199,640	25,006,389

SUBSEQUENT EVENTS (notes 7 and 9)
CONTINGENT LIABILITY (note 5(a))

APPROVED ON BEHALF OF THE BOARD,

(Signed) “Brian P. Kirwin” Director
Director

(Signed) “Robert T. McKnight”
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)	Nine Months
	Ended September 30,
	2004	2003

	$	$
EXPENSES (INCOME)
General and administrative (note 8)	877,319	307,224
Exploration	267,115	190,928
Business development	113,584	78,635
Capital taxes	28,206	-
Amortization	9,522	9,129
Marketable securities written down	7,500	9,000
Foreign exchange	30,831	(102,024)

	1,334,077	492,892

Interest income	244,468	62,215

NET LOSS	(1,089,609)	(430,677)

DEFICIT, beginning of period	(14,282,149)	(13,676,935)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 3 and 7)	(2,874,967)	-

DEFICIT, end of period	(18,246,725)	(14,107,612)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES	180,074,460	112,967,476

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)	Nine Months
	Ended September 30,
	2004	2003

	$	$
OPERATING ACTIVITIES
Net loss	(1,089,609)	(430,677)
Items not affecting cash
Amortization	9,522	9,129
Marketable securities written down	7,500	9,000
Foreign exchange loss (gain) on foreign denominated debt	-	(180,432)

	(1,072,587)	(592,980)
Changes in non-cash operating accounts
Amounts receivable	(188,440)	(25,467)
Accounts payable and accrued liabilities	(187,485)	(280,477)
Prepaids	(7,290)	-

	(1,455,802)	(898,924)
INVESTING ACTIVITIES
Copperstone property	(4,243,195)	(1,485,061)
Other mineral properties	(524,700)	(159,695)
Office equipment	(4,521)	(10,710)

	(4,772,416)	(1,655,466)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	4,249,777	4,896,681
Repayment of long-term debt (note 6)	-	(792,408)
Due to related parties	-	(6,000)

	4,249,777	4,098,273

INCREASE (DECREASE) IN CASH	(1,978,441)	1,543,883

CASH AND CASH EQUIVALENTS, beginning of period	13,406,295	1,616,691

CASH AND CASH EQUIVALENTS, end of period	11,427,854	3,160,574

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	34,339

Income taxes paid	-	-

Non-cash financing and investing activities include:
Fair value of options recorded in addition to mineral properties	220,568	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements except as described in note 3. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. Accordingly, the unaudited consolidated financial statements should be read in conjunction with the Corporation’s audited consolidated financial statements and notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2003.

3.	CHANGE IN ACCOUNTING POLICIES

(a)

The Corporation has a stock-based compensation plan, which is described in note 7. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section

3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

During the period, the Corporation granted stock options to consultants as set out in note 7.

(b)
Effective January 1, 2004, the Corporation was required to adopt CICA Handbook Section 3110 - Asset Retirement Obligations. Under this policy, the present value of future retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability for asset retirement obligations is accreted to the amount ultimately payable over the period to the date it is paid. The adoption of this policy did not have any material effect on the consolidated financial statements.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

3.	CHANGE IN ACCOUNTING POLICIES (Continued)

(c)
The Corporation adopted the new CICA Handbook Section 3063 – Impairment of Long-Lived Assets. These recommendations require the Corporation to determine if any impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which the long-lived assets carrying amount exceeds its fair value. Prior standards required that an impairment loss be measured at the amount by which the long-lived assets carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Corporation’s consolidated financial statements.

4.	MARKETABLE SECURITIES As at September 30, 2004, the Corporation held the following marketable securities:

	Number of	September 30,	December 31,
	Shares	2004	2003
		(Unaudited)
		$	$

Northern Canadian Minerals Inc.	60,000	15,000	22,500

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 5(b)) the Corporation received 60,000 common shares (adjusted to reflect a five for one share consolidation) and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and approximately $15,000 at September 30, 2004.

5.	MINERAL PROPERTIES

	September 30,	December 31,
Project	2004	2003
	(Unaudited)
	$	$

Copperstone (a)	13,775,836	9,312,073
Pamlico (b)	1,605,371	1,595,078
Gold Bar (b)	845,248	477,407
Other (c)	168,124	21,558

	16,394,579	11,406,116

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

5.	MINERAL PROPERTIES (Continued) Schedule of mineral property expenditures during the nine months ended September 30, 2004:

	Copperstone	Pamlico	Gold Bar	Other	Total
	$	$	$	$	$

Balance, December 31, 2003	9,312,073	1,595,078	477,407	21,558	11,406,116

Additions during the nine
months ended September 30, 2004
Drilling and related	2,629,089				2,629,089
Geological consulting and related	653,378				653,378
Consulting – Fair value of options
(note 7)	220,568				220,568
Computer and related	10,701				10,701
Drilling net of joint venture recoveries			305,436		305,436
Assaying	355,487				355,487
Geophysics	77,552		45,577		123,129
Advance royalty payment	40,740				40,740
BLM land payments	87,587	10,293	16,828		114,708
Property acquisition and related				146,566	146,566
Site maintenance and camp
Utilities and power	68,551				68,551
Property caretakers and security	63,808				63,808
Equipment purchase and rentals	199,685				199,685
Telephone	8,112				8,112
Maintenance, Supplies and Other	48,505				48,505
	4,463,763	10,293	367,841	146,566	4,988,463
Balance,
September 30, 2004 (Unaudited)	13,775,836	1,605,371	845,248	168,124	16,394,579

(a) Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation agreed to make US$30,000 annual advance royalty payment to the property owner.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

5.

MINERAL PROPERTIES (Continued)

(a) Copperstone (Continued)

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(i)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(ii)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(A)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(B)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(C)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(D)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 6); and,

(E)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 6).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

5.

MINERAL PROPERTIES (Continued)

(a) Copperstone (Continued)

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s current exploration and development programs.

All required payments were made with respect to the Copperstone project during 2004 therefore, the claims held are in good standing until August 2005.

(b) Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Gold Bar, Golden Arrow, Gilbert and Snowstorm properties.

During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2004; therefore, the claims held are in good standing until August 2005.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. Subsequent to September 30, 2004, and on November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. Joint venture funding of approximately $540,000 has been received or accrued as at September 30, 2004 (December 31, 2003 - $525,000). On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

5.

MINERAL PROPERTIES (Continued)

(c) Other

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired 500 hectares through the staking of 61 claims in July, 2004.

6.

LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 5(a)), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly. The Corporation granted Brascan non-transferable warrants, which were exercised on March 4, 2004, to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share (note 7).

Under the terms of the agreement with Brascan, the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation agreed to cause all proceeds, net of reasonable commissions, legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan was outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a) 10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;
(b) 20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and
(c) 30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from the Corporation’s private placement and public offering completed on October 23, 2003 (note 7).

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (December 31, 2003 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
Issued – Class A Common	Common Shares	Amount

		$
Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,620,616	4,249,777

Balance, September 30, 2004 (Unaudited)	188,029,350	42,458,531

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit was comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitled the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28. All of these warrants were exercised in the period ended September 30, 2004.

Canaccord, as agent for this offering, was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit was comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

7. SHARE CAPITAL (Continued)

Canaccord, as agent for this offering, was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit was comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit was comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord, as agent for this offering, was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit was comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 11, 2004. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 16,710,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until May 17, 2009 as follows:

	Number	Weighted average
	of Shares	exercise price

Balance, December 31, 2001	3,040,000	$0.16
Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17

Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15

Balance, December 31, 2003	15,160,000	$0.28
Granted	1,550,000	$0.30

Balance, September 30, 2004 (Unaudited)	16,710,000	$0.28

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (Continued) The following table summarizes stock options outstanding and exercisable at September 30, 2004:

Number of
Options	Exercise Price	Expiry Date

1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
1,550,000	$ 0.30	May 17, 2009

16,710,000

During the nine months ended September 30, 2004, under the fair value based method, $220,568 (December 31, 2003 - $232,542) in compensation expense was recorded for options granted to consultants and charged to the Copperstone gold property. In addition, the effect of retroactively adopting the fair value based method for options granted to directors, officers and employees is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004 as described in note 3.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)

Risk free interest rate	2.5%	2.5%	3%
Expected dividend yield	0%	0%	0%
Stock price volatility	90%	165%	100%
Expected life of options	3 years	3 years	2 years

The weighted average fair value of options granted to consultants during the nine months ended September 30, 2004 is $0.14 (December 31, 2003 - $0.34 and 2002 - $0.07 each).

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL (Continued)

Contributed Surplus

The effect of retroactively adopting the fair value based method, without reinstatement, is to increase contributed surplus by $2,874,967 as at January 1, 2004 as follows:

September 30,
2004
(Unaudited)
$

Balance, December 31, 2003, as previously reported	232,542
Adjustment to reflect change in accounting for stock options	2,874,967
Stock based compensation	220,568

Balance, September 30, 2004	3,328,077

During the nine months ended September 30, 2003 no compensation costs were recorded in the statements of operation and deficit for options granted to employees and directors. Had compensation costs been determined for employees and directors awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s net loss for the nine months ended September 30, 2003 would have increased by $391,829 to $822,506 or $0.01 per share.

Warrants

The Corporation has the following common share purchase warrants (“warrants”) outstanding at September 30, 2004 to acquire an aggregate of 30,676,664 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date

6,648,333	$0.17	October 18, 2004
3,828,867	$0.35	October 23, 2005
20,199,464	$0.35	October 23, 2006

30,676,664

The weighted average exercise price of these warrants is $0.31 per share. Subsequent to September 30, 2004 255,000 warrants were exercised at $0.17 and the expiry date on 6,393,333 warrants was extended from October 18, 2004 to October 18, 2005.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 and 2003 (Unaudited – Prepared by Management)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	$	$

Management fees, consulting and salaries	418,172	125,860
Office and administration	23,510	19,623
Insurance	95,030	45,320
Legal and accounting	28,195	10,306
Public company expenses	312,412	106,115

	877,319	307,224

9.

SUBSEQUENT EVENT

On December 21, 2004, the Corporation entered into an Arrangement Agreement whereby the Corporation agreed to combine with International Taurus Resources Inc. (“Taurus”). The transaction is expected to be completed by way of a statutory Plan of Arrangement whereby each Corporation share, option and warrant will be exchanged for 0.25 shares, options and warrants, respectively, of a new company (“Newco”). Each Taurus share, option and warrant will be exchanged for 0.20 shares, options and warrants, respectively, of Newco.

In addition, the Corporation agreed to acquire a 38% interest in the Fenelon gold project and interests in the Casa Berardi gold projects located in Quebec which are currently held by Fairstar Explorations Inc. (“Fairstar”). This acquisition will consolidate 100% ownership of the Fenelon and Casa Berardi gold projects into Newco. Consideration for Fairstar’s Fenelon interest is the issuance of 6.5 million common shares of Newco and a cash payment of $300,000 on closing.

The transactions will result in the former shareholders of the Corporation owing approximately 63.3% of Newco and the former shareholders of Taurus and Fairstar owning approximately 27.9% and 8.8% respectively.

The transactions are subject to shareholder approvals, all requisite judicial and regulatory approvals, third party consents and other conditions customary in transactions of this nature. The transactions must be approved by at least three quarters of the votes cast by shareholders of the Corporation and Taurus as well as approved by two thirds of the votes cast by shareholders of Fairstar. The shareholder meetings are expected to be held on March 21, 2005 with the transaction expected to close shortly thereafter.

If the transaction does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepts the superior proposal will be required to pay a fee equal to 5 per cent of its market capitalization to the other parties.

The expanded Board of Directors of Newco will include four directors from the Corporation, two directors from Taurus and one director from Fairstar.

Bonanza

AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2003, 2002 and 2001

Together with Auditor’s Report

Tony M. Ricci Inc.
Chartered Accountant	Suite 1304 925 West Georgia St. Vancouver, B.C. V6C 3L2 Tel: (604) 669-3013 Fax: (604) 669-3015

AUDITOR’S REPORT

To the Board of Directors
AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

I have audited the consolidated balance sheets of American Bonanza Gold Mining Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I have conducted my audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 10 to the consolidated financial statements.

“Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, British Columbia
March 26, 2004

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS (In Canadian Dollars)
December 31	2003	2002

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,406,295	1,616,691
Cash from joint venture partner (note 4 (b))	-	210,971
Accounts receivable	103,231	21,233
Prepaid expenses	33,215	-
Marketable securities (note 3)	22,500	24,000

	13,565,241	1,872,895

MINERAL PROPERTIES (note 4)	11,406,116	8,749,879

OFFICE EQUIPMENT, net	35,032	36,911

	25,006,389	10,659,685
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4 (a))	475,557	695,851
Current portion of long-term debt (note 5)	-	854,451
Funds held on behalf of joint venture partner (note 4 (b))	-	210,971
Due to related parties (note 7)	-	6,000

	475,557	1,767,273

LONG-TERM DEBT (note 5)	-	867,680

FUTURE INCOME TAXES (note 9)	328,654	328,654

	804,211	2,963,607

SHAREHOLDERS' EQUITY
Share capital (note 6)	38,208,754	21,329,982
Contributed surplus (note 6)	232,542	-
Cumulative currency translation adjustment	43,031	43,031
Deficit	(14,282,149)	(13,676,935)

	24,202,178	7,696,078

	25,006,389	10,659,685

SUBSEQUENT EVENT (note 6)
CONTINGENT LIABILITY (note 4(a))

APPROVED ON BEHALF OF THE BOARD,

(Signed) “Brian P. Kirwin”
Director

(Signed) “Robert T. McKnight”
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In Canadian Dollars)
For the years ended December 31	2003	2002	2001

	$	$	$

REVENUE
Interest income and other	152,599	-	180,687

EXPENSES (INCOME)
General and administrative (note 8)	403,222	195,444	232,902
Exploration	304,212	236,104	72,601
Business development	93,100	54,265	-
Amortization	11,931	11,863	11,702
Foreign exchange	(56,152)	(12,622)	53,546
Mineral properties written off	-	-	893,558
Marketable securities written down	1,500	-	-

	757,813	485,054	1,264,309

NET LOSS	(605,214)	(485,054)	(1,083,622)

DEFICIT, beginning of year	(13,676,935)	(13,191,881)	(12,108,259)

DEFICIT, end of year	(14,282,149)	(13,676,935)	13,191,881

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	123,094,986	76,315,548	64,735,129

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In Canadian Dollars)
For the years ended December 31	2003	2002	2001

	$	$	$
OPERATING ACTIVITIES
Net loss	(605,214)	(485,054)	(1,083,622)
Items not affecting cash
Amortization	11,931	11,863	11,702
Foreign exchange gain on foreign denominated debt	(195,337)	-	69,062
Mineral properties written off	-	-	893,558
Marketable securities written down	1,500	-	-

	(787,120)	(473,191)	(109,300)
Changes in non-cash operating accounts
Accounts receivable	(81,998)	(21,233)	8,470
Accounts payable	(227,140)	(6,944)	(52,225)
Prepaids	(33,215)	-	12,485

	(1,129,473)	(501,368)	(140,570)
INVESTING ACTIVITIES
Copperstone property	(2,030,144)	(483,376)	(204,056)
Acquisition of additional interests in Copperstone property	-	(2,259,474)	-
Other mineral properties	(393,551)	(41,516)	(104,311)
Proceeds from joint venture partner	-	107,500	-
Office equipment	(10,052)	(634)	(3,214)

	(2,433,747)	(2,677,500)	(311,581)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	16,878,772	3,187,491	-
Long-term debt	-	1,742,341	-
Repayment of long-term debt	(1,519,948)	(20,210)	-
Due to related parties	(6,000)	(127,031)	402,279

	15,352,824	4,782,591	402,279

INCREASE (DECREASE) IN CASH	11,789,604	1,603,723	(49,872)

CASH AND CASH EQUIVALENTS, beginning of year	1,616,691	12,968	62,840

CASH AND CASH EQUIVALENTS, end of year	13,406,295	1,616,691	12,968

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	36,907	74,236	-

Non-cash transactions:
Marketable securities	-	24,000	-

Share for debt settlement	-	400,000	-

Fair value of consultant options recorded as
deferred exploration costs	232,542	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, the measurement principles of which materially conform with those established in the Unites States, except as explained in note 10.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant inter-company transactions have been eliminated.

Mineral properties and deferred exploration costs

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. In those cases where exploration activities are conducted jointly with others, only the Corporation's proportionate interest in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of related properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Environmental related and reclamation costs

Liabilities related to environmental protection and reclamation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Joint ventures

The Corporation conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiary is also the Canadian dollar.

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in the prior year, reclassified the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method commencing in the prior year.

Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, GST recoverable, accounts payable and accrued liabilities and due to related parties, the carrying amounts approximate fair value due to their short-term maturity. The fair value of obligations under long term debt calculated at the discounted present value of future payments, approximates its carrying value.

Stock-Based compensation

Effective January 1, 2002, the Corporation adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Corporation had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based compensation (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Corporation accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. During the year, the Corporation granted stock options to directors, officers and employees as set out in note 6.

Income taxes

The Corporation accounts for income taxes under the liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

Segmented information

The Corporation’s principal operations are located in the United States. The Corporation conducts it business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

3.	MARKETABLE SECURITIES As at December 31, 2003, the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2003	2002
		$	$
American Nevada Gold Corp.	300,000	22,500	24,000

Pursuant to the terms of the Option Agreement entered into with American Nevada Gold Corp. (note 4) the Corporation received 300,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and $27,000 at December 31, 2002.

4.	MINERAL PROPERTIES

Project	2003	2002	2001
	$	$	$

Copperstone (a)	9,312,073	7,049,387	4,306,537
Pamlico (b)	1,595,078	1,377,552	1,414,486
Gold Bar (b )	477,407	322,940	375,990
Oatman (c )	21,558	-	-
	11,406,116	8,749,879	6,097,013

Schedule of mineral property expenditures during 2003:

					Totals
	Copperstone	Pamilco	Gold Bar	Oatman	2003	2002	2001
	$	$	$	$	$	$	$
Balance, beginning of year	7,049,387	1,377,552	322,940	-	8,749,879	6,097,013	6,682,204

Additions during the year
Acquisition of an additional
75% interest in
Copperstone	-	-	-	-	-	1,657,835	-
Acquisition of D-Zone JV
interest	-	-	-	-	-	601,639	-
Decline, drilling and
underground support	1,387,361	-	-	-	1,387,361	212,022	-
Geological consulting &
related	354,694	-	-	-	354,694	-	63,514
Consulting – fair value of
options	232,542	-	-	-	232,542	-	-
Drilling, net of joint venture
costs	-	10,121	131,090	-	141,211	20,329	-
Assaying	107,239	-	-	-	107,239	-	-
Advance royalty payment	40,551	-	-	-	40,551	47,106	46,200
BLM land payments	39,407	10,020	23,377	21,558	94,362	99,280	88,286
Property payment		197,385	-	-	197,385	235,530	30,797
Computer & related	78,618	-	-	-	78,618	-	-
Capitalized interest	36,907	-	-	-	36,907	74,236	-

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

4.	MINERAL PROPERTIES (Continued) Schedule of mineral property expenditures during 2003 (continued):

					Totals
	Copperstone	Pamilco	Gold Bar	Oatman	2003	2002	2001
	$	$	$	$	$	$	$
Site maintenance & camp
Utilities and power	56,527	-	-	-	56,527	58,140	52,000
Property caretakers	43,767	-	-	-	43,767	15,331	6,000
Equipment & truck rental	32,593	-	-	-	32,593	-	-
Telephone	11,573	-	-	-	11,573	13,143	-
Maintenance, Supplies,
Other	34,613	-	-	-	34,613	18,804	21,570
Consideration and cost
recoveries received	-	-	-	-	-	(400,529)	-
Debt forgiveness and exchange
gain on acquisition payables	(193,706)	-	-	-	(193,706)	-	-
Mineral properties written down	-	-	-	-	-	-	(893,558)
	2,262,686	217,526	154,467	21,558	2,656,237	2,652,866	(585,191)
Balance, end of year	9,312,073	1,595,078	477,407	21,558	11,406,116	8,749,879	6,097,013

(a) Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 5).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

4.	MINERAL PROPERTIES (Continued)

	(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

	(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

	(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 5); and,

	(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 5).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2003 therefore, the claims held are in good standing until August 2004.

(b) Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year ended December 31, 2001.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

4.

MINERAL PROPERTIES (Continued)

(b) Pamlico and Gold Bar (continued)

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2003; therefore, the claims held are in good standing until August 2004.

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000.

Joint venture funding of approximately $525,000 has been received or accrued as at December 31, 2003. On September 9, 2003 American Nevada elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

(c) Oatman

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented lode mining claims.

5.

LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 4), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

The Corporation has granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004 which were exercised subsequent to December 31, 2003 (note 6).

Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

5.	LONG-TERM DEBT (continued)

	(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

	(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

	(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 6) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms resulting from the Corporation’s private placement and public offering completed on October 23, 2003 (note 6).

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2002 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount

		$
Balance, December 31, 2000 and 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Share issue costs	-	(381,359)

Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

6.

SHARE CAPITAL (continued)

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit is comprised of one common share and one transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid an agent fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share.

On October 18, 2002 the Corporation completed a private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

6.

SHARE CAPITAL (Continued)

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 13, 2003. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation 30 days after the date of such cessation. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 15,160,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until October 27, 2008 as follows:

	Number	Weighted average
	of Shares	exercise price

Balance, December 31, 2000	5,810,000	$0.17
Cancelled	(2,770,000)	$0.21
Balance, December 31, 2001	3,040,000	$0.16
Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17
Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15
Balance, December 31, 2003	15,160,000	$0.28

The following table summarizes stock options outstanding and exercisable at December 31, 2003:

Number of Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
15,160,000

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

6.

SHARE CAPITAL (Continued)

Options (continued)

The fair value of 650,000 options granted to geological consultants has been estimated at $232,542 and has been allocated to the Copperstone gold property.

During the year ended December 31, 2003 no compensation costs were recorded in the financial statements of operation and deficit for 7,200,000 options granted to directors and employees. Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s proforma net loss and proforma basic and diluted loss per share would have been as follows:

	2003	2002
	$	$

Net loss for the year as reported	605,214	485,054
Compensation expense related to fair value of stock options	2,431,000	443,967
Pro forma net loss for the year	3,036,214	929,021
Pro forma loss per share basic and diluted	(0.02)	(0.01)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002

Risk free interest rate	2.5%	3%
Expected dividend yield	0%	0%
Stock price volatility	165%	100%
Expected life of options	3 years	2 years

The weighted average fair value of options granted to employees during the year ended December 31, 2003 is $0.34 (2002 -$0.07) each.

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 52,633,310 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date
7,203,977	$0.28	January 31, 2004
1,500,000	$0.13	March 4, 2004
13,186,919	$0.17	June 10, 2004
6,648,333	$0.17	October 18,2004
3,833,367	$0.35	October 23, 2005
20,260,714	$0.35	October 23, 2006
52,633,310

Subsequent to December 31, 2003 the following warrants were exercised: 7,203,977 warrants at $0.28; 1,500,000 warrants at $0.13; 123,000 warrants at $0.17; and 65,750 warrants at $0.35.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

6.

SHARE CAPITAL (Continued)

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. The escrow shares are released over time, but will be released earlier if the Corporation meets Tier 1 issuer status. On March 14, 2003,the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange and as result of the change in classification all remaining common shares held in escrow were released.

7.

RELATED PARTY TRANSACTIONS

Two directors of the Corporation, in their capacity as officers, were paid $330,130 (2002 - $ 271,327) for management, exploration and business development related services.

During 2002, the Corporation settled approximately $320,968 in due to related parties debt by the issuance of shares (note 6) and wrote-off approximately $26,712. During 2003, the remaining balance of $6,000 was paid out.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002	2001

	$	$	$

Management fees, consulting and salaries	190,909	180,027	194,544
Office and administration	34,305	8,082	5,777
Legal and accounting	10,968	56,607	27,906
Insurance	45,320	-	-
Public company expenses	121,720	39,849	4,675
Expense recoveries	-	(89,121)	-
	403,222	195,444	232,902

9.	INCOME TAXES The Corporation has tax loss carryforwards of approximately $3,488,000 available to offset future income for tax purposes which expire as follows:

$
2004	1,008,000
2005	620,000
2006	500,000
2007	364,000
2008	187,000
2009	366,000
2010	443,000

In addition, the Corporation has approximately $14,300,000 of foreign exploration and development expense and approximately $750,000 of Canadian exploration and development expense carryforwards available to be deducted against certain future resource profits. The availability of these tax deductions is restrictive.

The Corporation has taken a full valuation allowance in respect of these carryforwards; accordingly, no future tax asset has been recognized in these financial statements. Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

9.	INCOME TAXES (Continued) Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2003	2002

	$	$
Future income tax assets
Tax loss carryforwards	1,700,000	1,800,000
Resource exploration deductions	6,800,000	5,700,000
Book and tax base differences on assets	33,000	8,000
Valuation allowance	(8,533,000)	(7,508,000)

Future income tax assets	-	-

Future income tax liability

Mineral properties	(328,654)	(328,654)

10.
RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

(b)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Corporation has elected to continue measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors approximates, or is greater than, the market value at the grant date, the Corporation has determined that the adoption of this accounting policy for stock options granted to employees and directors had no material effect on its results of operations for US GAAP purposes.

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002, since the Corporation’s options were vested at the date of grant, the adoption of the accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended December 31, 2003 and 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

(c)

Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes.

(d)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2003, 2002 and 2001, comprehensive loss equals the loss for the year.

(e)

Development stage company

Pursuant to US GAAP, the Corporation would be considered a development stage company as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(f)	Consolidated statements of cash flows The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(g)

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS 150 did not and is not expected to have a material effect on the Corporation’s consolidated financial statements.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

	(g)	Recent accounting pronouncements (continued) In addition, the FASB has issued a variety of interpretations including the following interpretations with wide applicability:

i)
Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

To date, the adoption of FIN 46 has not impacted the Corporation’s consolidated financial statements.

(h)

Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

		2003	2002
		$	$
(i)	Total assets, under Canadian GAAP	25,006,389	10,659,685
	Adjustment for mineral properties land use and deferred
	exploration costs (note 10(a))	(6,069,534)	(3,413,297)

	Total assets, under US GAAP	18,936,855	7,246,388

(ii)	Deficit

		2003	2002
		$	$
	Deficit, under Canadian GAAP	(14,282,149)	(13,676,935)
	Adjustment for mineral properties land use and deferred
	exploration costs (note 10(a))	(6,069,534)	(3, 413,297)

	Deficit, under US GAAP	(20,351,683)	(17,090,232)

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

	(h)	Reconciliation (continued)

(iii)	Net loss and loss per share for the year

		Years ended December 31
		2003	2002	2001
		$	$	$
	Net loss for the year, under Canadian	(605,214)	(485,054)	(1,083,622)
	GAAP
	Adjustment for mineral property land
	use and deferred exploration costs
	(note 10(a))	(2,656,237)	(211,005)	(308,367)

	Loss and comprehensive loss for the
	year, under US GAAP	(3,261,451)	(696,059)	(1,391,989)

	Weighted average number of common
	shares outstanding under US
	GAAP, basic and diluted	121,886,767	65,691,929	48,206,362

	Basic and diluted loss per share, under
	US GAAP	(0.03)	(0.01)	(0.03)

(iv)	Cash provided by (used in) operating activities

		Years ended December 31
		2003	2002	2001
		$	$	$
	Cash used in operating activities,	(1,129,473)	(501,368)	(140,570)
	under Canadian GAAP
	Adjustment for mineral properties and	(2,423,695)	(2,676,866)	(308,367)
	deferred exploration (note 10(a))

	Cash used in operating activities, under	(3,553,168)	(3,178,234)	(448,937)
	US GAAP

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

	(h)	Reconciliation (continued)

(v)	Cash provided by (used in) investing activities

		Years ended December 31
		2004	2003	2002
		$	$	$
	Cash used in investing activities, under	(2,433,747)	(2,677,500)	(311,581)
	Canadian GAAP
	Adjustment for mineral properties and	2,423,695	2,676,866	308,367
	deferred exploration (note 10(a))

	Cash used in investing activities, under
	US GAAP	(10,052)	(634)	(3,214)

APPENDIX E

FRIEDRICH FAIRNESS OPINION

ROMAN FRIEDRICH & COMPANY LTD SUITE 1925, 200 BURRARD STREET VANCOUVER • BC • V6C 3L6 ______________________ Tel (604) 633-9295 • Fax (604) 633-9296 rfriedrich@attglobal.net

February 7, 2005

The Board of Directors
American Bonanza Gold Mining Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2

Re: Fairness of Proposed Arrangement

Dear Sirs:

We understand that American Bonanza Gold Mining Corp. (“Bonanza”) and International Taurus Resources Inc. (“Taurus”) have signed an Arrangement Agreement dated December 21, 2004 (“Arrangement”) under which they agree to combine their prospective businesses under one successor company, American Bonanza Gold Corp. (“New Bonanza”), currently a wholly owned subsidiary of Bonanza. Subject to completion of this business combination, Fairstar Explorations Inc. (“Fairstar”) has agreed to transfer its 38% interest in the Fenelon Project and its interests in its other Casa Berardi Claims to its wholly-owned subsidiary, FairstarSub, and sell FairstarSub to New Bonanza. We understand the essential terms of the Arrangement as follows:

i) Bonanza Shareholders will receive one share of New Bonanza for each four shares of Bonanza held;

ii) Taurus Shareholders will receive one share of New Bonanza for each five shares of Taurus held;

iii) All incentive stock options and share purchase warrants of Taurus and Bonanza outstanding as at the effective date of the Arrangement will be reissued by New Bonanza in accordance with the respective share exchange ratios set out above;

iv) Fairstar will receive an aggregate of 6,500,000 shares of New Bonanza, which Fairstar has agreed to distribute to the Fairstar Shareholders, in consideration for the transfer of FairstarSub;

v) New Bonanza will pay to Fairstar the amount of $300,000 on the effective date of the Arrangement.

The board of directors of Bonanza (the “Board”) has retained Roman Friedrich & Company Ltd. (“RFC”) to provide its opinion (the “Fairness Opinion”) as to the fairness of the Arrangement, from a financial point of view, to Bonanza and Bonanza Shareholders.

Credentials of RFC

RFC was established seven years ago by Mr. Roman Friedrich III. Mr. Friedrich has been an investment banker to the mining industry for over 25 years. Prior to establishing RFC, Mr. Friedrich spent ten years at the Chase Manhattan Bank where among other positions he was President of Chase Manhattan Canada Limited. He was also a partner at Burns Fry, Wood Gundy, Lancaster Financial Inc. (a firm specializing in mergers and acquisitions) and a Managing Director at TD Securities, which firm acquired Lancaster. Over his career, including as principal in RFC, he has provided numerous valuations and fairness opinions to companies in the mining and metals businesses.

CORPORATE FINANCE ACQUISITIONS & DIVESTITURES INVESTMENT ADVICE E-1

Independence of RFC

RFC is not an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) of Bonanza, Taurus or Fairstar, or their respective affiliates or associates. RFC has not provided financial advisory services, or participated in any financings of Bonanza, Taurus or Fairstar within the past 24 months.

Scope of Review

In connection with rendering the Fairness Opinion, RFC has reviewed and relied upon, or carried out, among other things, the following:

i) Arrangement Agreement dated December 21, 2004;

ii) A draft Joint Information Circular of Bonanza and Taurus, inclusive of the pro forma Consolidated Financial Statements of New Bonanza, January 25, 2005;

iii) A draft Information Circular of Fairstar, January 21, 2005;

iv) The audited financial statements and annual reports of Bonanza for the year ending December 31, 2003, the 2003 annual information form, and unaudited quarterly financial statements for the period ending September 30, 2004;

v) Technical Report on the Copperstone Gold Property, Michael R. Pawlowski, January 26, 2005;

vi) Copperstone Gold Project Scoping Study, MRDI-Canada, February 1999;

vii) Geological Report on the Nevada Properties of Bonanza Gold Inc., Gerald F. McArthur, September 8, 2000;

viii) Internal management reports of Taurus regarding Northway-Noyon and Martiniere Projects;

ix) Minutes of the Board of Bonanza for the period September 2000 to November 19, 2004 and predecessor Asia Minerals Corp from January 1994 to September 2000;

x) Discussions with senior management of Bonanza and Taurus with respect to current operations, financial condition and future prospects;

xi) The audited financial statements, and management discussion and analysis of financial results of Taurus for the year ending March 31, 2004, the revised 2003 annual information form, and unaudited quarterly financial statements for the period ending September 30, 2004;

xii) Minutes of the Board of Taurus for the period January 17, 2001 to December 24, 2004;

xiii) Loan arrangement letter from Stonegate Management Limited to Taurus, December 1, 2003, and letter from/to same parties reducing number of warrants to be issued, April 29, 2004;

xiv) Technical Reports on the Resources Evaluation Fenelon Project, InnovExplo Inc., dated January 31, 2005 and September 14, 2004;

xv) Independent Technical Report on the Fenelon Project, SRK Consulting, April 2003;

xvi) Fenelon “A” Joint Venture Agreement between OGY Petroleum Ltd. and Cyprus Canada Inc., April 30, 1994;

xvii) Assignment and Novation Agreement among Cyprus Canada Inc., Taurus and Fairstar, May 1, 2000;

xviii) Minutes of Fenelon Joint Venture Management Committee and various other documents relating to the Taurus Fairstar lawsuit;

xix) Report on 1995 Exploration Program on the Taurus Project, Cyprus Canada Inc., March, 1996;

xx) Technical Report on the Taurus Project, Orequest, February 7 2005;

xxi) Exploration Activities on the Taurus Property, Wildrock Resources Consulting & Drafting, February 24, 2003;

ROMAN FRIEDRICH & COMPANY	2
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xxii) Geological Report on the Casa Berardi Exploration Portfolio of Taurus, David B. Stevenson, Consulting Geologist, August 31, 1998;

xxiii) Internal reports of Taurus on Northway-Noyon Gold and Martiniere “D” Gold Projects; xxiv) Various documents relating to the Ross-Finlay 2000 Inc. vs. Taurus lawsuit filed in the Superior Court of Quebec, December 2004;

xxv) The audited financial statements, and annual reports of Fairstar for the year ending February 29, 2004, the annual information form dated July 2004, and unaudited quarterly financial statements for the period ending November 31, 2004;

xxvi) Publicly available information, including press releases for the past two years, relating to the business, operations, financial performance and stock trading history of Bonanza, Taurus, Fairstar and other selected public companies;

xxvii) Information with respect to other transactions of a comparable nature considered by RFC to be relevant in the circumstances;

xxviii) Such other information, investigations and analyses as RFC considered necessary or appropriate in the circumstances; xxix) Representations contained in a certificate addressed to RFC, dated the date hereof from a senior officer of Bonanza;

Managements of Bonanza and Taurus have represented to RFC that, to the best of their knowledge, there have been no prior valuations (as defined by the British Columbia Securities Commission) of Bonanza during the past twenty-four months.

RFC has not, to the best of our knowledge, been denied access by Bonanza, Taurus or Fairstar to any information requested by RFC.

Fairness Opinion Procedures

In arriving at our opinion, we have, among other things,

i) considered certain financial and stock market data of Bonanza, Taurus and Fairstar;

ii) considered the financial terms of certain other company and property acquisitions and combinations, which have recently been effected;

iii) considered the potential impact of the Arrangement on pro forma New Bonanza;

iv) reviewed the relative contributions of the Bonanza, Taurus and Fairstar in terms of factors including mineral resources, working capital, book values and net asset values;

v) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we considered relevant.

Assumptions and Limitations

As provided for in an engagement letter between RFC and the Board, RFC has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Bonanza, Taurus and Fairstar or their respective affiliates, consultants or advisors. We have assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted independent investigation to verify the completeness or accuracy of such information. Senior management of Bonanza has represented to us in a certificate dated the date hereof that among other things, the information provided to us relating to it or its affiliates was complete, true and correct in all material respects and that since the dates on which the information was provided to RFC there has been no material change, financial or otherwise, in

ROMAN FRIEDRICH & COMPANY	3
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the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Bonanza and no material change has occurred in the information which would have a material effect on the Fairness Opinion. In rendering our Fairness Opinion we have assumed that the Arrangement will be completed on the terms and conditions set forth therein without material modification, amendment or waiver.

The Fairness Opinion is based on the securities markets, economic, general business and financial conditions prevailing on the date hereof and the conditions and prospects, financial and otherwise, of Bonanza, Taurus and Fairstar as they were reflected in the information and documents reviewed by us. We believe that our analysis must be considered as a whole and that selecting portions of our analysis without considering all factors and analyses together could create an incomplete and misleading view of the methodologies and approaches underlying our Fairness Opinion. In our analysis and in connection with the preparation of the Fairness Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters which are beyond the control of RFC and Bonanza. Our opinion does not address the tax consequences of the Arrangement to the holders of Bonanza common shares.

Pursuant to the terms of its engagement RFC will receive a fee for the preparation of the Fairness Opinion. Bonanza has agreed to reimburse RFC for its out of pocket expenses and to indemnify RFC in certain circumstances. The compensation of RFC does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Arrangement.

Opinion

Based upon and subject to the foregoing, it is the opinion of Roman Friedrich & Company Ltd. that, as of the date hereof, the Arrangement is fair from a financial point of view to Bonanza and the shareholders of Bonanza.

Very truly yours,

(Signed) “ROMAN FRIEDRICH & COMPANY LTD.”

ROMAN FRIEDRICH & COMPANY	4
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APPENDIX F

INFORMATION CONCERNING INTERNATIONAL TAURUS RESOURCES INC.

Capitalized terms used in this Appendix F that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular (the “Circular”) of American Bonanza and Taurus to which this Appendix F is attached. All references to dollar amounts in this Appendix F are to Canadian dollars unless expressly stated otherwise.

INTERNATIONAL TAURUS RESOURCES INC.		CONSOLIDATED CAPITALIZATION	26
AND CORPORATE STRUCTURE	2	PRIOR SALES	27
Incorporation	2	Prior Sales	27
Subsidiaries	2	Stock Exchange Trading	28
TECHNICAL INFORMATION	2	PRINCIPAL HOLDERS OF SECURITIES	28
Qualified Persons	2	EXECUTIVE COMPENSATION	29
GENERAL DEVELOPMENT OF THE BUSINESS	3	Summary of Compensation	29
Three Year History	3	Pension Plans	31
NARRATIVE DESCRIPTION OF THE BUSINESS	4	Termination of Employment,
Business of Taurus	4	Change in Responsibilities and
Other Property Holdings	12	Employment Contracts	31
SELECTED CONSOLIDATED FINANCIAL		Compensation of Directors	32
INFORMATION AND MANAGEMENT		OPTIONS TO PURCHASE SECURITIES	32
DISCUSSION AND ANALYSIS	19	Stock Options	32
Selected Consolidated Annual		Warrants	34
Information	19	Long–Term Debt	35
Quarterly Information – Fiscal		SECURITIES AUTHORIZED FOR ISSUANCE
year ended March 31, 2004	19	UNDER EQUITY COMPENSATION PLANS	35
Quarterly Information – Fiscal
year ended March 31, 2003	20	RISK FACTORS	36
Management’s Discussions and		INDEBTEDNESS OF DIRECTORS AND
Analysis of Financial Condition		EXECUTIVE OFFICERS	39
and Results of Operations	20	MANAGEMENT CONTRACTS	39
DIRECTORS AND OFFICERS	22	INTEREST OF MANAGEMENT AND OTHERS IN
Corporate Cease Trade Orders		MATERIAL TRANSACTIONS	40
and Bankruptcies	25	DIVIDEND RECORD AND POLICY	40
Penalties or Sanctions	25
Personal Bankruptcies	25	MATERIAL CONTRACTS	40
Conflicts of Interest	25	AUDITORS, TRANSFER AGENT AND
SHARE CAPITAL	26	REGISTRARS	41
Description of Share Capital	26	LEGAL PROCEEDINGS	41
Taurus Common Shares	26	ADDITIONAL INFORMATION	42
Dividend Policy	26

INTERNATIONAL TAURUS RESOURCES INC. AND CORPORATE STRUCTURE

Incorporation

International Taurus Resources Inc. (“Taurus”) was incorporated as Cornucopia Explorations Ltd. (NPL) on May 25, 1960 under the Company Act (British Columbia). The Company changed its name to Hanna Gold Mines Ltd. (NPL) on June 29, 1961, to Dorchester Resources Ltd. (NPL) on February 14, 1972, and to Taurus Resources Ltd. (NPL) on December 20, 1976, and removed the NPL designation on December 31, 1980. The Company further changed its name to Taurus on June 30, 1988.

On March 29, 2004, the BCA came into force and prescribed that all existing companies incorporated under the former British Columbia Company Act must transition to the new BCA within two years of the BCA coming into force. Taurus completed its transition to the BCA on December 15, 2004.

Taurus has not yet adopted new Articles subsequent to the passage of the BCA. Taurus' Articles contain provisions common in pre-BCA Articles, and also include the following details which may be relevant to shareholders: they do not give the chair of general (shareholders') or directors' meetings a casting vote; they provide for a quorum at general meetings of 2 members present in person or by proxy holding not less than 5% of the number of eligible votes; and they provide for 48 hours' notice of directors' meetings; and they permit increases in authorized capital by ordinary resolution.

Taurus' head office and registered and records office is located at Suite 920, 475 Howe Street, Vancouver, British Columbia V6C 2B2.

Subsidiaries

Taurus has three wholly owned subsidiaries:

•	Taurus Resources USA, Inc. which was incorporated in the State of Nevada on March 20, 1998 and which used to hold Taurus' mining claims located in the United States. This subsidiary is inactive.

•	Newco Gold Corp. which was incorporated in the state of Colorado on June 4, 1999. This subsidiary is inactive.

•
Resources Taureaux Inc., was incorporated in the province of Quebec on June 11, 2002. This subsidiary has been used to undertake certain business transactions for Taurus in the province of Quebec, but does not own significant assets. This subsidiary is inactive.

Unless the context otherwise requires, “Taurus” refers to International Taurus Resources Inc. together with its wholly owned subsidiaries.

TECHNICAL INFORMATION

Qualified Persons

Technical information provided herein for the Fenelon Project is based upon information contained in a report entitled “Technical Report on the Fenelon Project,” prepared by Carl Pelletier, PGeo. and Yves Gagnon P.Eng., (the “2005 Innovexplo Report) dated January 31, 2005. The 2005 Innovexplo Report was prepared in compliance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects (“NI 43-101”) for submission as an independent technical report to the TSX-V, the British Columbia, Alberta and Ontario Securities Commissions and the Autorité des Marchés Financiers in connection with this Circular and the Arrangement. The 2005 Innovexplo Report presents and describes the results of a mining test realized as the final step of Phase 1 of the underground and exploration project on the Fenelon Property. This phase included the development of the underground access in the waste, development of sills in the mineralized material and the underground definition diamond drilling program prior to development in the mineralized mater and the mining test. The authors of the 2005 Innovexplo Report visited the Fenelon Property numerous times in 2004 as the underground work was performed (between February and May 2004). They reviewed all the information that was available in the technical files that were made available at the Taurus office in Quebec at the time of writing the 2005 Innovexplo Report. Some other reports and data were supplied by Taurus.

Messrs. Pelletier and Gagnon are both “qualified persons” under NI 43-101. The technical information contained in this Appendix F with respect to the Fenelon Property has been summarized from the 2005 Innovexplo Report. The 2005 Innovexplo Report has been filed on SEDAR. Taurus Shareholders are urged to read the 2005 Innovexplo Report in its entirety at www.sedar.com.

Technical information provided herein for the Taurus Property in British Columbia is based upon information contained in a report (the “Taurus Property Report”) entitled “Technical Report on the Taurus Project” prepared by George Cavey, P. Geo., David R. Gunning, P.Eng. and Christopher J. Wild, P.Eng., dated January 31, 2005. The Taurus Property Report presents an independent technical review of the geology and resources at the Taurus Project. The Taurus Property Report was prepared in compliance with NI 43-101 for submission as a technical report to applicable securities regulatory authorities in connection with this Circular and the Arrangement. Messrs. Cavey, Gunning and Wild are all “qualified persons” under NI 43-101. The information contained in this Appendix F with respect to the Taurus Property has been summarized from the Taurus Property Report. The Taurus Property Report has been filed on SEDAR. Taurus Shareholders are urged to read the Taurus Property Report in its entirety at www.sedar.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the past three financial years, Taurus has been entirely focused on the exploration of the Fenelon Project in Quebec. Pursuant to the Joint Venture Agreement (as defined below) Taurus has a 62% interest in the Fenelon Project and Fairstar has a 38% interest in the Fenelon Project. Taurus is the manager and has operational control of the Fenelon Project under the Joint Venture Agreement (as defined below). Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of a technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report, this technical report, prepared in accordance with NI 43-101 supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation. The 2002 program was largely financed by Quebec Provincial exploration expenditure-rebate programs and a share-swap arrangement with Resources Equity Trust, plc of London, UK which provided approximately $900,000 of funding in the spring of 2002.

The Fenelon mining-test and feasibility-study program, which began in the fall of 2003 and completed in 2004, has constructed underground access to the deposit for the purpose of defining the geology of the deposit, for sampling and developing resources and reserves and for providing the engineering data and experience to complete a feasibility study on a larger sustainable mining operation. In the summer of 2004, the mining-test portion of the program developed stopes and produced an underground bulk sample. Approximately 8,000 tonnes of development mineralization and stope material were sent to the Camflo mill in Malartic, Quebec. This produced 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The focus of the program then turned to drilling and defining further resources to support the feasibility study. To date, the program has been financed by three brokered private placements, which were completed at the end of 2003 and in mid 2004. Additional funds are required to complete the program.

Taurus has recently suspended further work programs on the Fenelon Project pending additional financing and resolution of the litigation commenced against Taurus by Fairstar. See “Legal Proceedings”.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business of Taurus

Taurus is engaged in the acquisition, exploration and development of mineral projects located in North America, particularly Canada. Taurus' main project is in Quebec, but it has other mineral properties located in Ontario and British Columbia. Taurus is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of Taurus's interest in the underlying mineral claims, the ability of Taurus to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Fenelon Project, Quebec

Property Description and Location

Taurus' principal property is the Fenelon Gold Project (the "Fenelon Project") located in the Province of Quebec, approximately 30 kilometres ("km") east of the Company's Martiniere "D" property, 50 km northeast of BHP Billiton PLC’s operating Selbaie Mine in northwestern Quebec and approximately 600km north of Montreal. The property (the "Fenelon Property") consists of 454 mining claims totalling 17,830 acres registered in the name of International Taurus Resources Inc. Taurus is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project is held and operated on a joint venture basis by Taurus and Fairstar.

Taurus has a 62% interest in the Fenelon Project and Fairstar has a 38% interest in the Fenelon Project. Pursuant to an exploration agreement with option to purchase dated as of July 17, 1998 between Cyprus and Taurus (the "Option Agreement"), which agreement was amended as of May 1, 2000, Cyprus granted Taurus the right to explore certain properties owned by Cyprus including the Fenelon Property and granted to Taurus an option to purchase Cyprus’ interest in the properties and the survey of such properties upon payment to Cyprus of US$450,000 payable in three instalments of US$150,000 each, with the first instalment to be paid on the achievement of "Commercial Production" (meaning the date on which minerals have been mined and processed from any of the properties at an average rate of not less than 70% of the design rate established in an applicable feasibility study for a period of 90 consecutive days of operation), the second instalment to be paid on or before the day which is six months after the achievement of Commercial Production, and the third instalment to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option, Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus, which were issued. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are subject of the option. Pursuant to the Option Agreement, as amended, Cyprus is entitled to a minimum 1% net smelter return (“NSR”) royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to Taurus' interest in the properties. Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 6% net profits interest royalty interest in the Fenelon Project is payable by Taurus to Stonegate Management Limited ("Stonegate") on Taurus' interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended.

In November 2004, Fairstar commenced an action against Taurus in the Quebec Supreme Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. Fairstar has obtained an injunctive order dated November 2, 2004 in connection with this action. In accordance with the terms of the Arrangement Agreement, upon completion of the Arrangement and upon the transfer of Fairstar’s 38% interest in the Fenelon Project to New

Bonanza, the litigation between Taurus and Fairstar relating to the Fenelon Project will be set aside, enabling New Bonanza to proceed with the further exploration and development of the Fenelon Project. See “Information Concerning New Bonanza Following Completion Of The Arrangement” and “Legal Proceedings”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fenelon Project is located in the northwest corner of Fenelon Township in Northwestern Québec. It also encompasses portions of the Jérémie, Gaudet and Caumont townships.

The Fenelon Project is located at approximately 75 kilometres west-north-west of Matagami and 155 km north of Amos, Quebec. It is accessible from Amos by Highway 109 leading north to Matagami and Radisson. The technical office, garage and ramp access are located six kilometres west of the project field camp. The electricity for this infrastructure and for the underground workings is supplied by diesel generators.

The area surrounding the Fenelon Project as well as the Harricana River basin is covered by extensive, thick Pleistocene glacial and glacio-lacustrine sediments. Areas of bedrock exposures are very limited and scarce. Outcrops form some small ranges of hills and appear along major rivers. Most of the area is covered with swamps and flat forests. It has recently been logged and in part re-vegetated.

A network of lumber roads provides easy access to the different parts of the property. The nearest power line (also connecting to the Selbaie Mine site) is located about 30 km southwest of the project. A working railroad connects Matagami to Lebel-sur-Quévillon and Senneterre. Matagami is located at about 75 km from the project.

The region experiences cold winters and generally dry and warm summers. In January, temperatures are often below -20°C while the peak in summer can reach 35°C. Snow accumulation generally begins in November and remains until early May.

Geological Setting and Deposit Types

The Fenelon Project is located in the Archean Abitibi Sub-province, a subdivision of the Superior Province, and the oldest of the seven Canadian Shield Provinces. The Fenelon Project area lies within the north volcanic zone, near the interpreted boundary between the Abitibi and Opatica Sub-provinces. This region is also known as the Harricana-Turgeon belt. More specifically the Fenelon Project area occurs in proximity to a regional network of interconnected deformation corridors extending from Ontario, to the east across the northern volcanic zone of the Abitibi Greenstone Belt. This network of high-strain zones (Casa Bérardi and Detour Lake, amongst others) represents significant geological discontinuities characterized by disruption of stratigraphy and structural patterns, narrow linear sedimentary basins, and preferential loci of syenite and ultramafic intrusions. They are host to several gold deposits including Casa Bérardi, Douay, and Detour Lake deposits.

The Fenelon Project occurs in northern-most Manthet Domain of the Harricana Turgeon Belt, within a wedge-shape region outlined by two coalescing deformation zones wrapping around the eastern margin of the Jérémie Pluton, a large granitic intrusion. The geology of this area is poorly exposed and therefore its structure and stratigraphy are not well constrained. Stratigraphic and structural relationships are mostly derived from diamond drilling and geophysics. The area is considered to be characterized by sub-vertical east to south east trending rock units affected by heterogeneous deformation and complex strain histories.

The geology of the Manthet Domain is characterized by dominantly east to west striking, mafic to intermediate volcanic/pyroclastic units commonly intercalated with pelitic sedimentary units and intruded by mafic to ultramafic intrusions. Magnetic and electromagnetic patterns suggest that a portion of the sedimentary stratigraphy comprises regionally extensive oxide-facies iron formations and sulphide-rich graphitic argillite. To the north, the Manthet Domain is bounded by granitoid and gnessic rocks of the Opatica Sub-province.

The geology of the Fenelon Property area is based on interpretations derived from geophysical data, borehole data and limited outcrops studies. The following description is summarized from work completed by Cyprus, Fairstar and Taurus. Additional structural information was collected by Steffen, Robertson and Kirsten (Canada) Inc. (“SRK”) during a limited structural analysis of the stripped outcrop and a complete reinterpretation of borehole sections and level plans. Although published maps indicate that the Fenelon Project area is underlain by basaltic volcanic rocks of the Manthet Domain, diamond drilling over the project area suggests that the geology is predominantly characterized by metasedimentary units including greywacke, siltstone, mudstone, graphitic argillite and iron formation, intruded by intermediate to felsic dykes and plugs and by mafic to ultramafic sills and dykes. Mafic volcanic flows are sporadically reported in exploration boreholes, particularly by Cyprus. In drill logs and reports, lithological units are described as variably altered and the dominant alteration types include silicification, carbonatization, sericitization, biotization, chloritization and addition of sulphides. Mafic to ultramafic intrusive units are locally magnetic. The contact zone between the Manthet Domain and the Matagami Domain occurs near the southern boundary of the property. The Matagami domain consists predominantly of metasedimentary units including: greywacke, sandstone, mudstone and conglomerate with local pyroclastic units. Rock units depict variable strain, partitioned between high and lower strain regions. The contact between the Manthet and Matagami Domains correspond to a regional east-west striking high strain zone (the North Detour fault) separating regions of contrasting magnetic patterns. In the vicinity of the Fenelon Project, the North Detour fault warps gently to the south to strike east south east immediately east of the claim block. Ground and airborne geophysical data, suggest that several splay structures stem northerly from the North Detour fault zone into the deposit area. The absence of outcrop exposure in the area impedes the ability to accurately map fold patterns. However, regional airborne geophysical data suggest that rock units are folded. Published regional compilation suggests that the deposit area may be located within a regional antiformal structure with an axial trace trending north west through the core of the Jérémie Pluton. Airborne magnetic data also indicate the presence of several more brittle faults and/or shear zones striking east, north north west and north east. Such structures are indicated by sharp breaks and displacements of magnetic markers. In 1997, drilling recovered sporadic oriented core (Foster testing). The interpretation of this oriented core data suggests that within the drilling area the dominant planar fabric strikes east to east south east with steep southerly to vertical dip (70-90°). However, given the lack of lateral deviation data for the 1997 drilling, interpretation of “Foster test” results is equivocal.

The Fenelon gold deposit Discovery Area is hosted in a series of siliceous zones and small-scale silica-albite shear zones within coarse-grained mafic intrusives that are segmented by a series of mafic dykes, between two panels of argillaceous sediments. The area is characterized by four major lithological units. The dominant unit is the metasediment. This unit includes greywackes, siltstones, mudstones, locally graphitic argillites and iron formations. A major mafic intrusive unit intrudes the metasediments. Its composition is gabbroic, it is dark-coloured, massive and usually coarse grained (1-4 mm) but locally medium grained, as seen south of the ramp. A second type of intrusive unit cuts the metasediments, its composition is intermediate to felsic. This unit is located north of the main coarse grain mafic intrusive, and it is massive in this area. The grain size is generally medium and locally with porphyritic feldspar. In the decline ramp, this unit is represented by a swarm of narrow feldspar porphyry dykes (centimetric to decametric) with sharp contacts with the metasediments. The third type of intrusive rock is the late mafic, fine grain dykes. They vary in thickness from few centimetres up to two to three metres and locally cut the mineralized zones, creating internal dilution.

Lithologies exposed on the stripped outcrop belong to a homoclinal volcanosedimentary panel intruded by a plethora of dykes. A stratigraphic top direction could not be readily determined in sedimentary units. There is no structural evidence supporting the presence of large scale folding at the Fenelon Property. All lithologies display a penetrative foliation and strain associated with this deformation is strongly partitioned throughout the outcrop. The southern and northern contacts of the mafic dyke swarm with argillaceous sediments exhibit wider zones of penetrative foliation. In the central corridor occupied by mafic sheeted dykes, strain is strongly partitioned into small-scale shear zones that have followed mafic dyke contacts. Overall, the structural elements of both the wider deformation zones and small-scale shear zones are compatible with one phase of ductile deformation.

Mineralization

The gold mineralization is associated with a corridor of intense alteration located close to the contact between sediments and the coarse grained mafic intrusives and within the coarse grained mafic intrusive. Silicification is the dominant alteration and the one that appears to control the mineralization. Sericite, bitotite and black chlorite are also associated with the mineralized zones but these alterations are not as continuous as the silicification. Some observations show a good correlation between high-grade values and a local increase in black chlorite amount. Silicification is used as a guideline for the exploration and it is the key feature to oriente underground development. The general orientation and dip of the silicified and mineralized envelopes is sub-parallel to the contact of the sediments and the coarse grained mafic intrusives. Local variations in the orientation and dip are present. The thickness of these envelopes varies from a few centimetres up to 15 metres.

The gold mineralization is located in the silicified envelopes and is associated with sulphides such as pyrrhotite, chalcopyrite and pyrite. Sulphides are mainly disseminated but locally, where the silicification is more intense, they are included in quartz veins. Pyrrhotite is dominant and will generally vary from trace to 30% with intersections of massive pyrrhotite on a few centimetres. Chalcopyrite content generally varies from traces to 15% and locally up to 40%. When present, pyrite is in traces up to 2%. Marcasite has been observed in drill core at depth and is locally associated with gold mineralization. Native visible gold is fairly common in drill holes intersection and in the wall rocks of the developments. The grain size of the visible gold can reach 4 mm.

Drilling to date indicates several mineralized zones occur within a width of 100 metres, with the individual zones spaced five to ten metres apart. The mineralization varies from one-half to six metres in width within the individual zones. The mineralization is known to extend at least 250 metres below surface and more than 200 metres along strike.

History

Pursuant to the Option Agreement, Cyprus granted to Taurus an option to acquire all of Cyprus' interests in its Casa Berardi exploration portfolio in the Province of Quebec, Canada. The exploration portfolio includes 881 claims comprising five properties, located within the Casa Berardi sector of the Abitibi greenstone belt in northwestern Quebec. The area is generally remote. Timber roads and winter roads allow access throughout the year to many parts of the area. Potentially prospective properties include the Fenelon Project, the Martiniere Gold Project, and the Northway-Noyon Gold project, all located in Quebec. The Option Agreement originally required Taurus to pay to Cyprus US$750,000, of which US$100,000 has been paid and issue to Cyprus an aggregate of 1,250,000 common shares of Taurus, of which 750,000 common shares have been issued, both over a period of three years.

Pursuant to an amendment to the Option Agreement dated May 1, 2000, Taurus and Cyprus revised the terms of the Option Agreement, whereby the option payment then in arrears of US$200,000 was paid in common shares of Taurus together with the last tranche of common shares to be issued pursuant to the Option Agreement of 500,000 common shares, for a total of 2,027,579 common shares. Future payments due to Cyprus under the Option Agreement, as amended, totalling US$450,000 has been deferred and paid in three equal semi-annual instalments of US$150,000 commencing on the achievement of Commercial Production from any of the properties. Upon payment of the US$450,000, Cyprus will relinquish all of its rights in respect of all of the properties except for the minimum 1% NSR royalty from properties having an underlying royalty and the maximum 2% NSR royalty on those properties not subject to other royalty burdens, as described above.

From the discovery of the deposit by Cyprus in 1993 until May 2000, more than $7 million was expended on the property, including more than 180 drill holes. In 1997 Fairstar commissioned a study which examined the open-pit potential of the Fenelon Project. The depressed price of gold and the fact that an open pit could only reach the upper 75 metres of the more extensive mineralization, however, did not support the economics of this approach. This study does not meet the standards of NI 43-101, either in form or quality control. As such it cannot be relied upon by the public. For use in Taurus' internal planning, it is only relevant when the data is examined in light of standards, and compared with data gathered according to the requirements of NI 43-101. Fairstar, as the then manager of the project, also conducted some additional exploration and other work in preparation for a bulk sample and feasibility study in early 1998, but accomplished only part of the program.

Taurus became the operator or manager under the Joint Venture Agreement in the fall of 2000. Between February and June 2001, the overburden was stripped, surface outcrop was mapped and sampled and a total of 72,960 tonnes (“t”) were mined from a small open pit area to a depth of approximately 17 metres. A total of 13,835 t (13,713 t dry) were hauled by truck and milled at the Camflo mill operated by Richmont Mines Inc. and located in Malartic, Québec, from which 4,213 oz of gold were recovered. The calculated head grade was 9.8 g/t gold and the calculated recovery was 97.1% .

The 2005 Innovexplo Report discloses that in 2002, Taurus and Fairstar commissioned an independent firm to prepare a new resource estimate, evaluate a pilot-mining project proposed by Taurus and provide recommendations for additional work to advance the Fenelon Project to the feasibility stage. This firm developed a grade model that would recreate the results actually obtained from the previous bulk-sampling program. This firm also estimated the remaining “indicated resource in a composite capped grade model” at 168,000 t at a grade of 5.29 g/t gold for a total of 28,600 contained ounces. In the fall of 2002, overburden was stripped along strike from the current pit to the south east, the surface of the outcrop was cleaned, mapped and channel sampled. An additional 42 short boreholes (totaling 2,354 metres) were drilled on nominal ten-metre centers to determine the near surface distribution of mineralization. The report and the resource estimates were not prepared in accordance with NI 43-101. As such they cannot be relied upon by the public.

The 2005 Innovexplo Report discloses that in April 2003, Taurus and Fairstar retained another independent firm to generate a geological model and estimate the mineral resources for the Fenelon Project. This firm reviewed, repaired and updated the database consisting primarily of 195 drill holes and extensive surface channel sampling. Given the Quality Assurance/Quality Control programs employed over the various exploration campaigns, the firm was confident in the reliability of the data. This firm estimated an indicated resource of 49,550 t grading 11.24 g/t gold or 17,900 contained ounces and an inferred resource of 38,840 t grading 10.49 g/t gold or 13,100 contained ounces (cut-off grade at 5.0 g/t gold). This report has been prepared in compliance with 43-101.

The 2005 Innovexplo Report provides that in June 2003, Taurus and Fairstar retained an independent firm to evaluate the Fenelon Project using the potentially extractable gold resources generated using a polygonal estimation method, rather than computer modeling (kriging). The result of their calculations was: Uncapped model: 47,532 t grading 41.47 g/t gold before mining losses and dilution and 61,608 t grading 30.81 g/t gold after mining losses and dilution. For the capped model (50 g/t gold): 47,532 t grading 28.46 g/t gold before mining losses and dilution and 61,608 t grading 21.27 g/t gold after mining losses and dilution. This report and the resource estimate does not comply with the requirements of NI 43-101, but was used to generate possible scenarios for internal planning and budgeting.

Late in 2003, a mining-test and feasibility-study program was undertaken. A decline was driven down at 15 percent grade over 326 m. It gave access to develop over 745 m of drifts, crosscuts and raises. These developments generated a volume of ore and low grade material from the gold mineralized zones. Development material was stockpiled on surface to be processed in the mill test. Those developments generated 785 face samples, 483 test holes samples and 624 muck samples. The developments also generated sufficient three-dimensional information to confirm the shape of the lenses of mineralized material, the lateral extent and the continuity of these lenses of mineralized material. Definition diamond drilling was also performed during the underground exploration program in 2004. A total of 54 holes were drilled on NQ size core from the northern access drift on level 5213 for 3,966 meters. These were located on 5 to 10 meter spacings. Further diamond drilling was performed to precisely define the zones location before drifting on them, 8 bazooka diamond drill holes were then drilled for a total of 78.5 meters.

During the mining test, approximately 8,500 tonnes of mineralized material was mined and shipped for processing to Richmont’s Camflo mill. This produced 2,596 oz of gold. At the completion of the gold pour, the mining test was suspended and work turned toward planning a drill program that would define and prove up additional resources and reserves. In November 2004, the project was shut down due to the legal action brought against Taurus by Fairstar and pending additional financing.

Pursuant to an option agreement (the "Majescor Option" ) among Taurus, Fairstar and Majescor Resources Inc. ("Majescor") dated December 19, 2002, Fairstar and Taurus (the "Joint Venture Parties"), as parties to the Joint Venture Agreement, granted to Majescor an option for a period of three years to explore for diamonds on the Fenelon Property, and, if warranted, to put the Fenelon Property into diamond production, excluding the Joint Venture Parties' rights and interests in all other mineral substances (including gold) on the Fenelon Property. Upon exercise of the Majescor Option, Majescor would acquire 100% of the Joint Venture Parties' rights and interest in diamonds on the Fenelon Property. In the event that Majescor exercised the option, Majescor agreed to pay a gross overriding royalty to the Joint Venture Parties equal to 5% of the average appraised value of all gem and industrial diamonds recovered, sorted and graded from the Fenelon Property, free and clear of all costs of development and operations. Majescor did not find sufficient encouragement in initial drilling to continue exploration and it does not plan to retain its option.

Pursuant to a loan agreement (the "Loan Agreement") between Taurus and Stonegate dated December 1, 2003, as amended on April 29, 2004, Stonegate advanced the sum of US$1 million (the "Loan") to Taurus in instalments, such instalments commencing in August 2000, to provide financing for the open-pit Bulk-Sample Program (as defined below) on the Fenelon Project. Payment of interest and repayment of the principal are not due until the Fenelon Project is in commercial production (excluding test mining). Upon commencement of the repayment of the Loan, the Company is obliged to repay the Loan on or before the date which falls 18 months thereafter. Interest is at 15 percent per annum and may be accrued until the Fenelon Project is in production. In addition, Stonegate was granted a 6% net profits interest royalty interest in the Fenelon Project, to be paid subsequently from the Company's share of production, and 5,000,000 warrants to purchase common shares of Taurus at $0.15 per share. Pursuant to a letter dated April 29, 2004, Stonegate agreed to reduce the number of warrants that may be issued to it from 5,000,000 to 3,000,000 warrants. In advance of production, Stonegate has also agreed to receive interest payments in the form of common shares of Taurus, subject to regulatory approval. The Loan is to be secured by an assignment of Taurus’ right, title and interest in the Fenelon Project. As at January 31, 2005, US$173,411 in unpaid interest has accrued under the Loan. The terms of the repayment of the Loan are currently being discussed with Stonegate.

Exploration

In 1999, Taurus produced a planning document for the Fenelon Project, which indicated significant potential to develop the deposit as an underground mine using selective mining techniques. Taurus conducted the open-pit Bulk-Sample Program during the period February 5 to June 28, 2001 using local contractors. A total of 101,727 cubic metres of unconsolidated overburden was removed, followed by the mining of 71,680 tonnes of rock, including approximately 14,000 tonnes of mineralized material that was treated to extract the contained gold and silver. The geology was mapped and many samples taken, improving the understanding of the occurrence and distribution of the mineralization.

Pursuant to an option agreement (the "Fairstar Option") dated May 1, 2000 between Fairstar and Taurus, Taurus paid $400,000 to Fairstar for an option to earn an additional 39.5% interest in the Fenelon Project from Fairstar under the Joint Venture Agreement. Taurus exercised the option and increased its then total interest in the Fenelon Project to 66.7% . Under the Fairstar Option, Taurus was required to undertake a bulk-sample (the "Bulk Sample Program") and provide an independently produced report of the results by October 31, 2001. Taurus was entitled to keep all proceeds from gold produced in the resulting Bulk Sample Program.

Pursuant to an amendment to the Fairstar Option (the "Amended Fairstar Option") between Taurus and Fairstar dated July 10, 2002, Fairstar agreed to contribute up to $1,000,000 to complete a pilot-mine exploration program. In consideration of the increased contribution to the Fenelon Project by Fairstar, Fairstar's interest in the Joint Venture Agreement increased from 33.3% to 38% and Taurus' interest in the Joint Venture Agreement reduced from 66.7% to its current interest of 62%, under the terms of the Joint Venture Agreement. Pursuant to the Amended Fairstar Option, the parties agreed to share the revenue derived from the first 25,000 ounces of gold produced from the Fenelon Project equally.

Taurus is then to make further payments to Fairstar from the proceeds of production as follows:

a)	$5.00 per ounce of gold produced should the international price of gold be US$300 or less per ounce;
b)	$6.00 per ounce of gold produced should the international price of gold be US$300 to US$325 per ounce;
c)	$7.00 per ounce of gold produced should the international price of gold be US$335 to US$350 per ounce;
d)	$8.00 per ounce of gold produced should the international price of gold be US$350 to US$375 per ounce;
e)	$9.00 per ounce of gold produced should the international price of gold be US$375 to US$400 per ounce;
f)	$10.00 per ounce of gold produced should the international price of gold exceed US$400.

Payments pursuant to the above formula are to be made in respect of the next 200,000 ounces of gold to be produced from the Fenelon Project only.

Taurus conducted the open-pit Bulk-Sample Program during the period February 5 to June 28, 2001 using local contractors. A total of 101,727 cubic metres of unconsolidated overburden was removed, followed by the mining of 71,680 tonnes of rock, including approximately 14,000 tonnes of mineralized material that was treated to extract the contained gold and silver. The geology was mapped and many samples taken, improving the understanding of the occurrence and distribution of the mineralization.

The open-pit Bulk-Sample Program provided direct mining experience necessary in the development of an economic open-pit mine plan. The metallurgical response of the mineralization to the conventional cyanidation mill flow sheet was as predicted in previous tests, with an excellent gold recovery of over 97 percent. Final production numbers from the mining and milling of the bulk sample totalled 14,000 tonnes milled producing 4,339 ounces of gold. Taurus received payments for this gold, net of milling and refining costs, of over $1.3 million. This sum essentially covered the cost of completing the Bulk Sample Program.

Between October 2003 and October 2004, design and partial construction of a decline ramp and underground workings was completed, which provide access to the known high-grade gold resources at levels of 25 and 50 metres below bedrock surface. The ramp was designed to allow continuous development of the deposit laterally and to depth. Site facilities and a full camp were built. More than 250 metres of ramp and 550 metres of underground development were accomplished. The ramp has advanced to the 5195 elevation (55 metres below surface). About 8,300 tonnes of mineralized material, extracted as part of a mining-test and feasibility-study program and consisting of half stoped and half development rock, were milled, as an underground bulk sample, at the Camflo mill near Val-d’Or, Quebec. In September, 2004 a total of 3,428 ounces of gold doré was shipped to the refinery. This produced approximately 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The focus of the program then turned to drilling and defining further resources to support the feasibility study. Taurus has suspended work on the Fenelon Project pending additional financing and resolution of the litigation commenced against Taurus by Fairstar . See “Legal Proceedings”.

Sample Preparation, Analyses and Security

Sample preparation is performed according to accepted industry standards under the direct supervision of Qualified Persons as defined in NI 43-101. The drill core samples are described in detail, marked for sampling by an experienced geologist and half cores prepared by diamond sawing. The sawn core samples are bagged and sent together with verified blanks and standards to ALS Chimitec, in Val d'Or, Quebec, a recognized sample preparation and analytical facility. Other samples are gathered according to standard miner-like procedures and data regarding sample type, location and context is entered into a project database. The samples are crushed and ground according to established industry procedures and gold and silver analyses performed, using appropriate geochemical or fire assay procedures. To date, all samples believed to contain metallic gold have been subjected to metallic screen fire assay procedures. The samples are under the direct control of qualified geological consultants or Taurus personnel until delivery to the analytical facility.

During the underground development, every face was sampled by Taurus with one or more chips sample. Each sample was delimited using geological and mineralization contacts. Weighted average of each faces was calculated using the horizontal length the samples. During the mucking procedure, the operator was taking muck sample at a rhythm of one every ten tonnes. Weight of chip and muck sample was approximately 4 kg. The samples to be assayed were put in clear plastic sample bags with their corresponding lab tag number. To facilitate transportation, 10 to 15 sample bags are grouped in a bigger plastic rag bag. Those big bags were trucked to the laboratory (Chimitec, ALS Chemex) by project staff twice a week. At the laboratory, the samples were prepared using primary crushing to 90% minus 10 mesh, split for a 1000 g sub sample pulverized to 90% minus 200 mesh. Fire assays were undertaken on a 50 g pulp. The assaying and the quality control procedures were studied by an independent consultant in assaying and sampling.

Data Verification and Quality Assurance and Quality Control Programs

Quality assurance and quality control programs set forth by the previous operators on the Fenelon Project were typical for the industry standard at the time, generally limited to use of laboratory standards as a check against reported analyses, the use of metallic screen analyses on whole core samples for samples believed to contain metallic gold and the resubmitting of a number of pulp rejects to a second laboratory for re-assay.

The current program utilizes a complete set of verified standards for laboratory monitoring, metallic screen assays for samples believed to contain metallic gold and check assaying of pulp rejects at a second laboratory. All data was verified by Taurus on site geological and mining staff.

Mineral Processing and Metallurgical Testing

In 2001, a bulk sample metallurgical test was performed on the Fenelon Project’s ore. Approximately 72,960 t of rock was mined from a small pit and 13,835 t of ore was hauled to and treated at Richmont’s Camflo mill located near Malartic, Québec. A total of 4,213 oz of gold was recovered. The final recovery was calculated to be 97.1% of the contained gold using conventional cyanidation techniques. The final head grade was 9.84 g/t gold. In September 2004, a second milling test was conducted in the Camflo mill facility. A total of 9,005 short tons of ore from the Fenelon Project was milled. The high grade ore represents 6,354 short tons grading 0.362 ounce/ton. The low grade ore represents 2,651 short tons grading 0.148 ounce/ton. A total of 2,596 ounces of gold was recovered. For the total of 9,005 short tons the mill feed grade was estimate at 0.299 ounce/short ton., with a recovery of 95.5% . After the final inventory from the mill, the grade was calculated at 0.312 ounce/short ton, including gold lost in the tails during the milling. If the 90 ounces lost to the mill malfunction is included in the mill reconciliation, total gold recovery is close to 97%.

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. A value of $300,000 has been estimated as the cost of closure including demobilization, removal of equipment and property at the end of the projected mine life by 2014. A discounted value of $188,778 was recorded by Taurus as an asset retirement obligation in the Taurus unaudited interim consolidated financial Statements as of September 30, 2004.

Mineral Resource and Mineral Reserve Estimations

The 2005 Innovexplo Report indicates that Taurus and Fairstar engaged an independent firm to conduct a geological assessment and mineral resource estimate for the Fenelon Project in 2003. This report complies with the requirements of NI 43-101. This firm estimated an indicated resource of 49,550 tonnes grading 11.24 g/t gold and an inferred resource of 38,840 tonnes grading 10.49 g/t gold, which exists in the upper 50 metres of a portion of the Discovery area of the Fenelon Project measuring about 150 metres long and 25 metres wide. This resource has been used as the Fenelon base case for financial and mine planning. Taurus and Fairstar then engaged another independent firm to prepare an assessment report on the Fenelon Project. The assessment report is dated June 3, 2003 and was revised March 15, 2004. For the purposes of the assessment report, the resources previously estimated were assumed to be correct and a base case test mining plan and estimated budget were established and used in the assessment report. The resource estimate contained in this assessment report does not comply with the requirements of NI 43-101.

The 2005 Innovexplo Report states that in 2004 Taurus and Fairstar commissioned an independent firm to conduct an updated geological assessment and mineral resource estimate for the Fenelon Project. This report, dated September 14, 2004,is based on information developed during the mining-test and feasibility-program and contained in earlier reports and complies with the requirements of NI 43-101. The resource estimate is confined to a volume of the central Discovery zone which is approximately 160 metres long to a depth of 175 metres. This volume has been exposed in test-mine workings and drilled in sufficient detail to allow estimation of a measured and indicated resource. Approximately 80% of the reported resource occurs within 100 metres of the surface. The six veins that comprise this resource remain open to the east and at depth. Further drilling and development is planned to augment the current resource. Resources in this volume are estimated at 4,002 tonnes grading 18.36 grams of gold per tonne in the measured resources category, 51,682 tonnes grading 19.71 grams of gold per tonne in the indicated resources category and 27,245 tonnes grading 12.79 grams of gold per tonne in the inferred category. Total gold content in the measured and indicated categories is estimated at 35,107 contained ounces. Total gold in the inferred category is estimated at 11,203 contained ounces. These figures are estimated on the basis of a 5 g/t gold lower cut-off grade, with high-grade assays cut to 50 g/t gold for the measured resources and to 75 g/t gold for the indicated and inferred resources.

An update of the above work is presented in the 2005 Innovexplo Report. Total resources were estimated at 55,684 tonnes grading 19.61 g/t gold in the measured and indicated categories (4,002 t grading 18.36 g/t gold measured and 51,682 t grading 19.71 g/t gold indicated). This represents 35,107 contained ounces of gold. In addition, inferred resources are estimated at 27,245 t grading 12.79 g/t gold for a contained gold content of 11,203 ounces. From the total of measured and indicated resources, 7,757 tonnes have been removed due to mining, which means a total of measured and indicated resources of 47,927 tonnes grading at 19.61 g/t gold (including 3,098 tonnes of on site broken ore). Inferred resources have not changed. Measured resources were not recalculated based on the sampling of the new development.

Funds Expended on the Fenelon Project by the Fenelon Joint Venture

As at December 31, 2004, a total of $13,175,160 has been expended by the Fenelon Joint Venture on the Fenelon Project, for a total of approximately $19 million which includes expenditures incurred by prior operators of the Fenelon Project, to the knowledge of Taurus.

Future Work

Future Fenelon Project plans, over the next six to 12 months, call for an extensive underground and surface-drilling program to outline and upgrade resources and reserves in support of a feasibility study of a long-term sustainable mining operation. However, Taurus has currently suspended work on the Fenelon Project pending additional financing and resolution of the litigation commenced against Taurus by Fairstar. See “Legal Proceedings”.

On the basis of the Fenelon Project resource estimate and the compilation of previous work performed on the property, the 2005 Innovexplo Report states that the potential to extend the gold mineralized zones is considered excellent. The 2005 Innovexplo Report further provides that with the mining and milling knowledge obtained during the 2004 program, adding resources to the known deposit is expected to be realizable with minimal risk since the Abitibi gold deposits are characterized by their down-dip extension/continuity.

The 2005 Innovexplo Report also recommends that further drilling should be performed, both from surface and from underground, by establishing well located drilling stations. This diamond drilling campaign should target the probable location of high-grade shoots to confirm the potential of the Fenelon Project to host a major gold deposit. It should at the same time permit Taurus to convert inferred resources to indicated and also add new resources to the deposit. Drilling spacing should be limited at 60 meters for the exploration, 30 meters for the delineation and 10 meters for definition drilling.

At the scale of the Fenelon Property, the exploration should be conducted following the geological features observed at deposit site scale, such as presence of silicification zones associated with mafic intrusives. First, the location of mafic intrusives can be defined with magnetic surveys. A high magnetic anomaly crosses the property from the Jeremy Pluton to the west and to the eastern boundary of the Fenelon Property to the east, 7 km. The 1997 Geospex’s program reports some anomalous gold values outside the deposit area. Considering the fact that the actual zones delineated on the Fenelon site are still open in east-west extension and in down dip extension and the two main geological criteria are found at the property scale, the possibility of delineating additional resources on the Fenelon Property is considered excellent.

Other Property Holdings

Taurus also has interests in the following properties. Other than the Fenelon Property, none of these properties have in recent years been considered material to Taurus.

The Taurus Gold Project, British Columbia

Property Description and Location

The Taurus project (the “Taurus Project”) is a large disseminated gold deposit that covers 800 hectares and is located near the town of Cassiar, in north western British Columbia.

The Taurus Project consists of 46 mining claims (the “Taurus Property”). All of the claims are registered in the name of Taurus.

Pursuant to an agreement (the "Sable Agreement") between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly Hera Resources Inc.) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten claim units are subject to a 2.5% NSR royalty payable to Sable.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Taurus Project is by Highway 37 approximately 120 km south of Watson Lake, Yukon and via unpaved roads and trails on the property.

The region experiences cold winters and short summers. Average daily mean temperatures range from –17.7 degrees centigrade in January to mid 12 degrees centigrade in July. Snowfall can be expected between October and May. Snow can persist on the Taurus Property until late May, however, snow removal is relatively simple, allowing for year-round operation on the property.

The Taurus Property is situated at the confluence of Quartzrock and Troutline Creeks immediately north of McDame Creek. The latter forms a broad valley in moderate terrain with shallow lakes and swampy sections, ranging in elevation from 1000 metres in the valleys to 2200 metres on local peaks. Vegetation consists of forests of jackpine, lodgepole pine, black spruce, and poplar thinning to buckbrush and alpine meadows above treeline, around 1400 metres.

Power for the region is provided by diesel generation. There are numerous creeks in the area that have sufficient year-round flow for any exploration or mining operation. The Taurus Property itself affords space for the development of tailings storage areas, waste disposal sites, heap leach pads, if required, and expanded processing facilities.

Geological Setting and Deposit Types

The Taurus Property is located in the Cassiar mining district where significant placer and hardrock gold mines have operated in the past.

The Taurus Property hosts numerous mineralized quartz veins. These veins were exploited in the early 1980’s as individual sources of ore for a small 150 tonne per day operation. The veins found to date on the Taurus Property tend to be narrow, roughly one metre in thickness. The veins contain coarse gold and the nugget effect must be accepted on this property.

Taurus and the neighbouring Cusac (Erickson) Mines exploited well-defined mesothermal quartz-carbonate-gold veins, similar to other volcanic-hosted vein systems at Bralorne and in the Mother Lode district of California. These vein systems are characterized by white to clear bull quartz and lesser iron-magnesium carbonate, calcite and traces of sericite. Drilling in 1994 highlighted the potential for low grade, bulk tonnage gold. Mineralization in this setting falls into two types: pyritic quartz veining and disseminated pyrite.

Mineralization

The seven known zones on the Taurus Property all host mineralization that contains gold values that range over 2 grams per tonne. Intercepts of more than 1 g/t can be obtained over five to ten meter thicknesses in any of the zones. The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

History

The Taurus Property was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935. Simpson carried out stripping, trenching and rock sampling until 1944. The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling.

The claims were restaked in 1959 by Couture and Copeman who hand-mined 25 tons of high-grade ore from a short adit. In 1960, Taurus was incorporated to acquire the property and in 1961 proceeded with 1180 metres of drifting and crosscutting, and 1000 metres of diamond drilling. By the end of 1963, an “indicated reserve” of 72,500 tonnes grading 22.6 grams per tonne gold had been outlined (Gunning, 1987). The methodology and reliability of that resource figure has not been verified, and it is likely that mineral inventory was subsequently mined out. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting and 210 metres of drilling. Taurus rehabilitated and resampled the main 3600 level adit, and completed another 223 metres of underground diamond drilling between 1973 and 1975. In 1978, Ashlu Gold Mines Ltd. optioned the property and completed 7.2 kilometres of ground-based magnetometer and electromagnetic surveys. In 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve” of 60,000 tonnes grading 16.1 grams per tonne gold. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A 135 tonne per day mill was constructed at the Taurus Property in 1980-81, treating 220,000 tones of ore, averaging 5.14 grams per tonne gold prior to closing in 1988. During the time of the mine operation exploration was limited to gaining information on accessible mineralization from existing workings. This meant primarily the veins located above the Decline Fault. A few holes did however penetrate the decline fault and several pyrite veins were intersected in addition to a unit described as rhyolite.

In 1988, Sable Resources Ltd. conducted an Induced Polarization (“IP”) survey that outlined 33 anomalies on the “Main Grid” area. Subsequently, a small open pit extracted 2600 tonnes grading 2.06 grams per tonne from one of the veins.

In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, Sable sold its controlling block of shares in Taurus, to Hera Resources Inc. who finished a trenching and 26-hole diamond drilling program totaling 1554 metres (5099 feet). Trenching tested 6 of 42 geophysical (IP) targets, discovering 3 gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A “potential resource” of 436,000 tonnes (481,000 tons) in individual narrow quartz veins grading 6.99 grams per tonne gold (0.204 ounces per ton) was reported by B.E. Spencer (1994) for certain vein systems. This mineral inventory was calculated by averaging the grades (weighted) and thicknesses for each panel outlined on a specific vein structure. Strike lengths for these panels ranged up to 725 feet with depths up to 325 feet. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A second resource calculation, was completed by A. Beaton, P.Eng., in May 1994. That resource concluded a “geological or potential ore reserve” of 367,000 tons grading 0.172 ounces per ton. The estimate includes data from the portion of the trenching and diamond drilling completed in 1994. That portion of the program consisted of extensive trenching and diamond drilling along the south and north margins of the area explored in 1993. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

In 1994, Taurus moved to the north side of the highway, completing 88 diamond drillholes totalling 7517.5 metres and an IP survey over 26.68 kilometres of grid, along strike to the west of the Taurus mine workings. In addition, 220 metres of drifting and 47 metres of raising were completed in the existing underground workings to define additional mineral resources.

Cyprus Canada Inc. signed a joint venture agreement with Taurus and Cusac in January 1995, and Douglas Busat in May 1995, assembling a claim package of approximately 4000 hectares.

In March 1995, Cyprus began diamond drilling on the Taurus Property. Mapping of central portion of the Taurus Property commenced in mid June 1995, with limited trenching on the property. A soil geochemical survey was completed. Preliminary metallurgical testing on 11 composite samples from Taurus Property was designed to test the characteristics of two dominant types of mineralization. Leach tests utilizing cyanide and froth flotation tests were run. A preliminary resource estimation was completed to quantify potential resources for economic analyses. An inferred, undiluted mineral inventory of 38 million tonnes grading 1.42 grams per tonnes gold was estimated; and a second estimation which utilized the same data but with a different set of assumptions provided an estimate of a potential resource of 40.6 million tonnes grading 1.07 grams per tonne gold.

Both calculations are considered to have a low degree of accuracy due to wide drill spacing and a lack of information on the geometry and continuity of mineralized zones. These resource estimates were made prior to the inception of NI 43-101 and therefore do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. These estimates would fall within the definition of an inferred mineral resource, as described in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, adopted by CIM Council on August 20, 2000.

Exploration

Cyprus returned the property to Taurus in July 1996 and in the fall of 1996, Taurus completed a program of 36 reverse-circulation holes, totalling 3869 metres, drilled on 50-metre centres and five diamond drillholes, totalling 582 metres, extending the zone approximately 300 metres to the west. The program was designed to upgrade a portion of the inferred mineral resource, defining a “drill indicated reserve” of 13,725,350 tonnes grading 1.01 grams per tonne gold. An additional 27,355,000 tonnes grading 0.67 grams per tonne gold was classified as “inferred”. A sectional method of resource calculation was employed. Given the lack of rigorous economic analyses and general geological modeling in the estimation, this figure would perhaps be classed as an indicated mineral resource. Additional wide-spaced drilling on the Taurus Property outlined a “drill inferred resource” of 25,134,000 tonnes grading 0.67 grams per tonne gold. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A further six holes totalling 790 metres were completed by Taurus in 1997.

No significant work programs were completed by Taurus in 1998. In September, Cusac Gold Mines (“Cusac”) entered into an agreement with Taurus to earn up to 70% interest in the Taurus Property by performing a certain minimum amount of exploration and development work over a four-year period and completing a positive feasibility study. In 1999, Cusac completed another resource calculation. Cusac defined six distinct zones using factors including geography, geology, data density, and amenability to open pit mining methods. Gemcom Software International Inc. utilized a database of 130 drillholes to calculate a “total mineral inventory” of 62,397,477 tonnes grading 0.80 grams per tonnes. As the formula for the calculation did not take into account geological modeling, much of this resource is classified as an inferred mineral resource as defined in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, though some areas are likely indicated mineral resources. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101.

These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. Taurus’ agreement with Cusac was terminated on June 8, 2000. A portion of this mineralization is on claims owned currently by Cusac and is not a part of the current Taurus property.

In late 2003, Navasota Resources Limited conducted a two phase program (the “Navasota Program”) consisting firstly of general geological compilation with some geochemistry as well as limited remapping and relogging of specific core. Phase II of the program consisted of a drill hole program including 13 NQ holes totalling 1,974 meters in length. The holes were designed to test the zones identified in work conducted post 1994. These results confirm the results reported in previous programs on the Taurus Property. The zones intersected in the 2003 program do not appear to match up identically with those from previous work and therefore more work is needed to understand the nature of the zones on the Taurus Property. The difficulty of the nuggety nature of the mineralization may be the cause of this and some small test pits and/or underground sampling may be needed to understand the geology better.

Sample Preparation, Analyses and Security

Core sampling by Cyprus was thorough and appears to have been done to industry standards. Chain of custody and security issues are not addressed in the Cyprus reports but given the nature of the program and volume of samples, no concerns have been raised. Sample preparation and analytical procedures also conform to industry standards.

In the recently completed Navasota Program, the core was split on site by a mechanical splitter. Bagged and tagged samples were then transported by the project geologists to Eco-Tech Laboratories sample preparation facility in Stewart, British Columbia. The samples were crushed, split, and pulverized to produce 200 gram pulps which were shipped to Kamloops for analysis. Each pulp had 30 grams removed for digestion and ICP analysis of gold and 29 other elements. Any sample with gold greater than 1 gram per tonne was repeated using 30 gram fire assay.

Data Verification and Quality Assurance and Quality Control Programs

The geology and drill programs completed on the Taurus Property in 2003 were designed as due diligence programs to verify previously existing data. These programs have succeeded in obtaining similar gold grades along comparable lengths from similar mineralized areas of the Taurus Property. Individual intercepts are different and can be explained by the nugget effect present in the vein mineralization. It appears that the reproduction of individual sample results will be difficult given the large number of nuggety quartz veins located on the Taurus Property.

Drilling

A total of 28,956 metres has been drilled on the Taurus Property since 1993 by various companies including Taurus and Cyprus Canada. Most of this drilling was diamond core drilling but some reverse circulation percussion drilling was also successful in defining mineralized zones. The most recent program was performed by Navasota Resources Ltd. in 2003 consisting of 1974 meters in 13 holes which was successful in confirming the style and grade of mineralization on the Taurus Property.

Environmental

There are currently no known environmental liabilities on the Taurus property as the past Taurus Mine has been reclaimed.

The largest environmental risks present from open pit mining operations are acidic and/or metal laden effluent from tailings and waste rock dumps. Some preliminary acid/base accounting work has been done on various rock types on the Taurus Property. This data indicates that low grade portions of mineralization may need to be disposed of carefully, perhaps commingled with waste rock as regulators prefer average neutralization potential ratios in excess of two.

Tailings and waste rock dumps are located on the Taurus property. Having been an underground operation, as opposed to open pit, the waste rock dumps are not very substantial and are located next to underground portals. Tailings are located in two locations. The flotation tailings are primarily quartz with carbonate and hence are quite inert. For the last two years of its operation, the Taurus mine leached flotation concentrate on site. The leach tailings were treated using a method of cyanide destruction and were buried within the phase I tailing impoundment. The mine was reclaimed after closure and there is a $10,000 bond in place to cover any environmental work that may be required in the future. A $25,000 bond is in place to cover the reclamation costs of current exploration programs. Water quality monitoring programs are ongoing.

Mineral Resource and Mineral Reserve Estimations

The most recent resource estimation for the Taurus Property was completed by Cusac Gold Mines Ltd. (“Cusac”) in 1999. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza, Sable, Highway Zone, and Taurus West. A portion of some of these zones are on Cusac properties not part of the Taurus Property. The database included 130 drillholes, totalling 18,638 metres. Gemcom Software International Inc. was used to calculate a total mineral inventory, specific gravity of 2.7 was used and samples over 10 grams were cut to 10 grams per tonne. The estimation was made by a person not qualified as a Qualified Person under NI 43-101. The resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. The resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

Mineral Processing and Metallurgical Testing

The Taurus concentrator was constructed in 1981 and commissioned in 1982 running until accessible ore reserves in the Taurus mine area were exhausted in 1988. The concentrator consisted of two-stage, closed circuit crushing and closed circuit single stage grinding. Ball mill discharge passed over a mineral jig to produce a gravity concentrate upgraded using a small shaking table. A single bank of flotation cells was used to produce a bulk flotation concentrate. The following table summarizes production data from the Taurus mine during 1986.

Production(1)	Tons	Grade oz/ton	Ounces Gold	Distribution
Mill feed	37,145	0.122	4,538	100.0%
Jig con			1,770	39.0%
Flotation con	1,002	2.330	2,334	51.4%
Cyanide dore			1,746	38.5%
Cyanide tails	1,002	0.587	588	13.0%
Flotation tails	36,143	0.012	434	9.6%

(1)	In 1986 Taurus custom milled Cusac ore after the Erickson mill caught fire.

It can be seen from the table above that gravity and flotation combined to recover 90% of the gold from the mill feed. The cyanidation recovery of 75% of the contained gold within the flotation concentrate, although not tremendous, made a significant improvement to the cash flow by reducing trucking costs and costs associated with refining relatively low grade concentrates (3 ounce per ton gold) in Montana.

These operating statistics represent the best metallurgical data for Taurus T4 material. Subsequent work has been performed by Westcoast Mineral Testing (G. Hawthorn, Dec., 1994), Beattie Consulting, (M. Beattie, March, 1995), and Hazen Research, (April 1996). In a letter to Cusac Gold Mines Ltd. from Hawthorn in 1999 it was stated that: “The material [T4] responds very well to bulk sulphide flotation to produce a low-grade (10-15 g/t Au) pyritic rougher concentrate. Gold recovery (Hazen pg. 20/ 8 tests on 8 composites) averaged 94.6% into a 20% by weight rougher concentrate from feed grading 1.7 g/t Au.” Hawthorn also reports that the material responded to direct cyanidation with 67.5% recovery at minus 200 mesh grind for the same composites as above. Leaching is rapid with completion in a few hours. Heap leach tests at one half inch crush produced only 25% recovery. Hazen also reported a 73.4% recovery from minus 400 mesh grinded material.

The first metallurgical information on T3 material is from 1987 when a sample of the “pyrite zone” found on the 3275 level was tested by Westcoast Mineral Testing. The flotation test resulted in 94% recovery of gold in 30 weight percent concentrate from feed with a calculated head grade of 0.068 opt. Another portion of the same sample was treated by cyanidation with 48% recovery. A second higher grade sample (0.129 opt calculated grade) of similar material was collected with cyanidation recovery of 60%. It does not appear than any consideration was given to either pressure or bacterial oxidation of T3 concentrates and, although the carbonate content of the rocks seems to make this an unlikely success, it may be worth at least cursory investigation.

Future Work

The seven known zones on the property (Taurus Mine, Plaza, Sable, 88 Hill, 88 West, Highway and Taurus West) all host mineralization that contains gold values over 2 g/t. Intercepts of more than 1 g/t can be obtained over five to ten meter thicknesses in any of the zones. The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

The authors are recommending a 2,500 meter diamond drilling program to confirm the resource in at least one or two of the zones on the Taurus Property. At the same time metallurgical testing is also recommended.

A preliminary scoping study is also suggested, using existing met test results for recovery, an updated resource estimate and realistic cost estimates for various mining methods and mill throughputs. The results of the preliminary scoping study will dictate whether a large open pit with between one and two grams per tonne material is viable or if a smaller deposit with higher grade should be sought within the broader lower grade zones. The estimated cost of the recommended program is $537,000 including a 10% contingency.

The project is currently in a standby mode while Taurus focuses its efforts on the Fenelon Project.

Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, Taurus has the option to acquire Cyprus' interest in the Casa Berardi airborne geophysical survey (the "Survey"), a 77,000-line-kilometre, ultra-high-resolution helicopter survey, held jointly with Fairstar. To earn a 100% interest in the Cyprus Properties and the Survey, Taurus must make a future payment of US$450,000 in three equal instalments of US$150,000 at six month intervals. The first instalment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second instalment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third instalment is to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus. To date, Taurus has issued to Cyprus the 2,027,579 common shares. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. Taurus intends to make the required payments when due under the amendment to the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to Taurus' interest in the properties. Pursuant to the Joint Venture Agreement, a separate NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement by Taurus and Fairstar in accordance with their respective interests under the Joint Venture

Agreement. In addition, a 6% net profits interest royalty interest in the Fenelon Project is payable by Taurus to Stonegate on Taurus' interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended.

Northshore Property, Ontario

Pursuant to an exploration license with option to purchase agreement between Taurus and Autotrac Ltd. ("Autotrac") dated October 15, 1999, Taurus acquired a 100% interest in the Northshore Property. The agreement required Taurus to pay option payments totalling $80,000 over two years which have been paid. All payments and other requirements have been met and Taurus has exercised its option with Autotrac to acquire 100% ownership of the property.

The Northshore Property, which comprises 550 acres of patented mining claims, is situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum 5% NSR royalty is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property. The property is situated in an area of promising exploration potential and will be maintained by Taurus for future exploration or joint ventures with third parties.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT DISCUSSION AND ANALYSIS

Selected Consolidated Annual Information

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the financial statements of Taurus attached as Appendix G to this Circular. Taurus' fiscal year ends on March 31 of each year. The financial statements of Taurus included in this Circular are for the fiscal years ended March 31, 2004, March 31, 2003 and March 31, 2002 and the six-month period ended September 30, 2004.

	Six Month Period Ended
	September 30
	(unaudited)		Years Ended March 31
	2004	2003	2004	2003	2002
Total Revenues(1)	$67,843	$170,763	$224,110	$119,416	$11,927
Total Expenses	786,829	195,256	1,466,639	507,055	290,729
Net Loss	718,986	24,493	1,242,529	387,639	278,802
Net Loss Per Common	0.01	0.00	0.02	0.01	0.01
Share basic and diluted
Dividends	Nil	Nil	Nil	Nil	Nil

(1)	Taurus does not have revenue from operations. The amounts in Total Revenue are composed primarily of interest income and gains on foreign exchange.

Quarterly Information – Fiscal year ended March 31, 2004

The following is a summary of Taurus’ financial operations on a quarterly basis during the fiscal year ended March 31, 2004.

	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004

Total Revenues(1)	$190,750	$(19,987)	$50,929	$2,418
Total Expenses	80,394	110,477	85,007	1,190,761
Net Income (Loss)	110,356	(130,464)	(34,078)	(1,188,343)

Net Income (Loss) Per	0.00	(0.00)	(0.00)	(0.02)
Common Share basic
and diluted
Dividends	Nil	Nil	Nil	Nil

(1)	Taurus does not have revenue from operations. The amounts in Total Revenue are composed primarily of interest income and gains on foreign exchange.

Quarterly Information – Fiscal year ended March 31, 2003

The following is a summary of Taurus’ financial operations on a quarterly basis during the fiscal year ended March 31, 2003.

	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003

Total Revenues(1)	$2,807	$4,293	$1,158	$111,158
Total Expenses	179,547	30,606	121,320	175,582
Net Loss	176,740	26,313	120,162	64,424
Net Loss Per Common	0.00	0.00	0.00	0.01
Share basic and diluted
Dividends	Nil	Nil	Nil	Nil

(1)	Taurus does not have revenue from operations. The amounts in Total Revenue are composed primarily of interest income and gains on foreign exchange.

Management’s Discussions and Analysis of Financial Condition and Results of Operations

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Mineral Properties

Taurus capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. These costs, which do not necessarily reflect present values, will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. If a property is subsequently abandoned, sold or determined not to be economic, all related costs are written down. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Properties acquired under option agreements whereby payments are made at the sole discretion of Taurus are recorded in the accounts at such time as the payments are made. Taurus follows the cost reduction method of accounting for mineral recoveries prior to commercial production whereby proceeds received are credited against expenditures on the related resource property.

Taurus’ operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, regulatory requirements, and environmental regulations risks.

Taurus’ consolidated financial statements were prepared on a going concern basis which assumes that it will be able to realize assets and discharge liabilities in the normal course of business.

Results of Operations

The following discussion of the results of operations of Taurus for the fiscal years ended March 31, 2004, 2003 and 2002 and for the six month period ended September 30, 2004 should be read in conjunction with the consolidated financial statements of Taurus attached as Appendix G hereto and related notes included therein.

Interim Period April 1, 2004 to September 30, 2004 Compared to Interim Period April 1, 2003 to September 30, 2003

During the six month period ended September 30, 2004, Taurus raised a total of $3,840,855 in issuance of share capital compared to nil in the six month period ended September 30, 2003. Revenue totalling $170,763 in the six month period ended September 30, 2004 was $102,920 lower than the comparable period in 2003. This reduction was primarily due to the reduction in the gains on foreign exchange.

Total expense for the six month period ended September 30, 2004 was $591,573 higher than the same period in 2003. The increase in stock based compensation expense of $310,328 was one of the major components for this increase. Professional fees, including legal and audit fees, was increased by $162,700 during these comparative periods. The reason for the increase was directly related to the increase in financing activities.

Working capital was $57,513 as of September 30, 2004 and was $135,232 lower than the balance of $192,745 as of March 31, 2004. The September 30, 2004 working capital was primarily made up of $1,187,981 in receivables and offset by $1,138,781 in payables. The receivables were made of GST and QST tax credits and the 2003 Quebec government grants. Taurus has recognized an allowance for the full amount of $1,403,050 owing from Fairstar under the joint venture agreement. Therefore this amount is not included in the working capital figures as at September 30, 2004. Upon the completion of the Arrangement, all outstanding claims and liabilities between Taurus and Fairstar will be extinguished. The receivable of $1,403,050 and its related bad debt allowance will be written off without impacting the financial statements of Taurus.

Accounts payable balance of $1,138,781 as of September 30, 2004 comprised of outstanding payable and accruals. This amount includes the $401,908 claimed by Ross-Finlay 2000 Inc. See “Legal Proceedings”.

During the six month period ended September 30, 2004 the Company received net proceeds of $3,840,885 from shares issued by way of private placement, and exercise of stock options and stock purchase warrants. Exploration expenditures for the period was $3,723,408 before government grant of $11,688. No other cash cost recovery was recorded in this period. During this period Taurus issued 666,962 shares as debt settlement. On the date of settlement, the market price of Taurus Shares was $0.42 per Taurus Share. The full market value of $280,011 was credited to share capital and a charge for loss on settlement of $70,003 was recorded as a result of that transaction. No similar transaction took place during the six month ended September 30, 2003.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

During the year ended March 31, 2004, Taurus raised a total of $3,069,340 in share capital compared to nil in the year ended March 31, 2003. Correspondingly, total operating expense had increased by $959,584 in which $837,503 was non-cash expense of stock based compensation. Exploration expenditures, net of cost recoveries, had increased by $2,408,460 in these comparative periods.

Taurus reported a net loss for the fiscal year ended March 31, 2004 of $1,242,529 or ($0.02) per share compared to $387,639 or ($0.01) in 2003. Taurus had no revenue from operation in either fiscal year. Taurus recorded interest income of $15,719 and gains on foreign exchange of $208,391 in 2004 compared to 2003 of $79,103 resulting from foreign denominated debt

Increase in net loss in 2004 was primarily due to the accounting for stock based compensation for $857,976 compared to $20,473 in 2003. Taurus conducted several financings in the year ended 2004 resulting in cash proceeds of approximately $3,069,340 as compared to $0 in 2003 and incurred $3,202,190 in exploration expenditures before Government assistance and cost recovery, compared to $793,730 in 2003.

Under these circumstances of increasing financing and exploration activities in 2004, administrative expenses including professional, listing and transfer agent fess increased compared to 2003. In 2004, shareholder and investor relation activities were increased in order to attract investor interest in a period of increased financing.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

During the year ended March 31, 2003, Taurus had not raised any in share capital compared to cash proceeds of $22,000 in the year ended March 31, 2002. The operating expense in 2003 had increased by $216,326 in which $118,383 was related to loss from short term investments. Exploration expenditures had increased by $629,191 in these comparative periods.

Total expenses increased by $216,326 for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002. Investor relations expenses increased by $25,748 due to increased promotional and consulting activities. Professional fees increased by $55,514 due to legal charges with regards to employee severance. Transfer agent and filing fees increased by $15,312 due to increased regulatory requirements. Office and general expenses decreased $22,912 due to a portion of these costs being allocated to affiliated companies sharing the same facilities. Stock base compensation of $20,473 and loss on short-term investments of $118,383 were not incurred in the previous year.

Liquidity and Capital Resources

The following information discusses some of the selected financial data derived from the financial statements contained in this Information Booklet.

As of September 30, 2004, Taurus’ working capital was $57,513 compared to $192,746 as of March 31, 2004. During the six month ended September 31, 2004, net proceeds from the issuance of share capital totalled $3,840,855. Cash loss from operations was $387,047. Net change in receivables, payable and prepaid resulted in a cash outlay of $325,202. Cash expenditures in exploration and development totalled $3,711,720, net of Government subsidy of $11,688. Net cash change in this period increased by $78,840 resulting in a cash balance of $187,419 as of September 30, 2004.

As of March 31, 2004, Taurus had working capital of $192,746 compared to a deficit of $1,379,937 as of March 31, 2003. As of March 31, 2002, Taurus had a working capital deficiency of $823,762. The increase in working capital as of March 31, 2004 was partially the result of reclassifying a $1,308,100 loan payable from short-term to long-term liability.

In the fiscal year ended March 31, 2004, financing from the issuance of share capital was $3,069,340 over the same period ended March 31, 2003. Cash loss from operations during this period was $740,919. The net change in receivables, prepayments and payables resulted in a net cash outlay of $281,877. Cash expenditures in exploration and development totalled $3,016,025 net of Government subsidy of $482,332 during this period. Other cash outlays includes a $100,000 payment as consideration for a reduced interest in the Fenelon Property. Other cash increases include $56,993 in the sales of investments and $188,000 from the proceeds from affiliated companies. Net cash change in this period was reduced by $346,639 resulting in cash balance of $108,579 as of March 31, 2004.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of Taurus, the person’s name, municipality of residence, position with Taurus, principal occupation and number of common shares of Taurus (“Taurus Shares”) beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of Taurus, the period during which the individual has served as a director of Taurus:

Name, Resident			Number of
Municipality of			Taurus Shares of
Residence, Position(s)	Principal Occupation or Employment During the	Date(s) Served as a	Taurus Held as at the
with Company(1)	Past Five Years	Director	Date of Circular(2)

WILLIAM BIRD(3) Victoria, B.C., Canada, President, Chief Executive Officer, Chief Financial Officer and Director
President and Chief Executive Officer of Taurus from November 2004 to present; Chief Financial Officer from January 2004 to present; Vice President of Taurus from October 1999 to November 2004; President of Scorpio Mining Corporation from September 2002 to May 2004; President of Cusac Gold Mines Ltd. from March 1999 to October 1999.
		October 7, 1999	115,000(5)

ROBERT BLAKESTAD Highlands Ranch, Colorado, USA Director	President and Chief Executive Officer of Taurus from April 1998 to November 2004, President and Chief Executive Officer of Medallion Resources Ltd. from April 1998 to present; Vice President, Exploration of Scorpio Mining Corporation from September 2003 to May 2004; Vice President, Exploration of Amax Gold Inc. from January 1996 to April 1998.	April 2, 1998	699,255

JAMES BAGWELL(3) Tampa, Florida, USA Director	Principal of Global Services Group from June 1998 to present; Former Vice President and Chief Financial Officer of Diamond Hill Plywood Company from August 1980 to April 1998.	October 18, 1996	Nil

DONALD LAY(3) Vancouver, B.C., Canada Director
Principal, One Degree Capital Corp. from December 2000 to present; Manager, Investor Relations, Forbes Medi-Tech Inc. from January 1998 to March 2000; Managing Director, Portfolio Partners Capital Corp. from September 1994 to December 1997.
		September 10, 2001	1,489,000(4)

JANET HORBULYK, Burnaby, B.C., Canada Vice-President, Administration	Vice President, Administration from August, 2004 to present; Corporate Secretary from February 1995 to August 2004; Corporate Secretary of Medallion Resources Inc. from February 1995 to present; Corporate Secretary of Aumega Discoveries Ltd. from April 2000 to present; Corporate Secretary of Scorpio Mining Corporation from October 2002 to present.	N/A	55,800

ROD MCKEEN, North Vancouver, B.C., Canada Corporate Secretary
Lawyer, Partner of law firm Axium Law Group, January 2004 to present; Partner of law firm Gowling LaFleur Henderson LLP, April 2000 to December 2003. Partner of law firm Montpellier, McKeen, July 1996 to March 2000.
		N/A	Nil

(1)	The information as to country of residence and principal occupation, not being within the knowledge of Taurus, has been furnished by the respective directors and executive officers individually.
(2)
The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Taurus, has been furnished by the respective directors and executive officers individually.

(3)	Denotes member of the Audit Committee.
(4)
Mr. Lay is a director and principal shareholder of Medallion Resources Ltd. which corporation owns 3,000,000 Taurus Shares. (5) Mr. Bird is a director of Medallion Resources Ltd. which corporation owns 3,000,000 Taurus Shares.

Taurus does not have an executive committee.

Directors are elected at each annual general meeting of the shareholders of Taurus and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Taurus as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,359,055 Taurus Shares, representing 2.27% of the outstanding Taurus Shares.

The following are brief biographical descriptions of the directors and certain employees of the Company.

William Bird, President, Chief Executive Officer, Chief Financial Officer and Director

Mr. Bird, age 63, joined Taurus as a Vice President and director in October 1999. Mr. Bird became the Chief Financial Officer of Taurus in January 2004 and assumed the additional roles of President and Chief Executive Officer of Taurus in November 2004. Mr. Bird was the President and Chief Executive Officer of Robex Resources Inc. from May 2004 until January 2005, President of Scorpio Mining Corporation from September 2002 until May 2004, President of Cusac Gold Mines Ltd. from March 1999 until October 1999 and remains Vice President of Medallion Resources Ltd., an office he has held since October 1999. Mr. Bird has over 35 years of experience in the mining industry, mainly in the Americas. Mr. Bird has been an executive of several successful publicly traded resource companies and he is respected for his technical, financial and administrative abilities. Mr. Bird is credited with the property acquisition and exploration of two gold property producers. Mr. Bird received his PhD in geology from the Colorado School of Mines (USA) and he is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of British Columbia.

Pursuant to a service agreement (the “Bird Service Agreement”) between Taurus and Blue Heron Productions Inc. (“Blue Heron”) dated November 4, 2004, Blue Heron agreed to provide the services of Mr. Bird as President and Chief Executive Officer of the Company. Blue Heron is a private company wholly owned and controlled by Mr. Bird. Mr. Bird, through Blue Heron, is an independent contractor and is engaged by Taurus on a full-time basis. See “Management Contracts”. Pursuant to the terms of the Bird Service Agreement, Mr. Bird has agreed to not to engage in any activity that detracts from, competes with or is in any way contrary to the best interests of Taurus unless authorized in writing by the board of directors of Taurus.

Janet Horbulyk, Vice President, Administration

Ms. Horbulyk, age 46, is Vice President, Administration of the Company. Ms. Horbulyk has served the Company for 11 years in various positions including Corporate Secretary and as a member of the board of directors. Prior to joining the Company Ms. Horbulyk worked for seven years at the Vancouver Stock Exchange (now TSX Venture Exchange) as an assistant listing officer and five years as a legal assistant in a securities law firm.

Pursuant to a service agreement (the “Horbulyk Service Agreement”) between Taurus and Ms. Horbulyk dated October 1, 2004, Taurus engaged Ms. Horbulyk as a consultant to provide the services of Vice-President, Administration. Ms. Horbulyk is an independent contractor and is engaged by Taurus on a part-time basis. Pursuant to the terms of the Horbulyk Service Agreement, Ms. Horbulyk has agreed not to engage in any activity that detracts from, competes with or is in any way contrary to the best interests of Taurus unless authorized in writing by the board of directors of Taurus.

Corporate Cease Trade Orders and Bankruptcies

No director, officer or promoter of Taurus, or to the knowledge of management of Taurus shareholders holding enough securities to materially affect the control of Taurus is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of Taurus or to the knowledge of management of Taurus shareholders holding enough securities to materially affect the control of Taurus has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or promoter of Taurus or to the knowledge of management of Taurus shareholders holding enough securities to materially affect the control of Taurus has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Directors of Taurus are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Taurus may participate, the directors of Taurus may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Taurus and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Taurus, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Taurus will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of Taurus are required to act honestly, in good faith and in the best interests of Taurus. In determining whether or not Taurus will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Taurus, the degree of risk to which Taurus may be exposed and its financial position at that time. Other than as indicated, Taurus has no other procedures or mechanisms to deal with conflicts of interest.

Mr. Bird, President, Chief Executive Officer and Chief Financial Officer of Taurus is also Vice President and a director of Medallion Resources Ltd. (“Medallion”), Scorpio Mining Corporation, Robex, and Cusac which are all resource issuers and in businesses that are similar to the business of Taurus.

Mr. Blakestad, the former President and former Chief Executive Officer and director of Taurus, is Vice President, Exploration of Apex Silver Mines Corporation (“Apex”). Apex is a resource issuer in a business similar to the business of Taurus.

Mr. Lay, a director of Taurus, is also a director and principal shareholder of Medallion, which is a resource issuer that is in a business similar to Taurus.

Ms. Horbulyk, Vice President, Administration of Taurus is the Corporate Secretary for Scorpio, Medallion and Aumega Discoveries Ltd. Each of these companies are resource issuers and in businesses that are similar to the business of Taurus.

Donald Lay, a director of Taurus who will become a director of New Bonanza, owns 230,000 Bonanza Shares. Robert Blakestad, a director of Taurus who will become a member of the advisory board of New Bonanza, owns 200,000 Bonanza Shares. None of the other directors and executive officers of Taurus own any securities of Bonanza

SHARE CAPITAL

Description of Share Capital

The authorized capital of Taurus consists of 500,000,000 common shares. As at the date of this Circular, the Company had 103,799,192 common shares issued and outstanding.

Taurus Common Shares

All of the common shares of Taurus are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares of Taurus have been issued subject to call or assessment. The common shares of Taurus contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's Articles and Notice of Articles and the BCA.

Dividend Policy

Due to the stage of Taurus' business development, Taurus has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Taurus as at March 31, 2004 and September 30, 2004. The table should be read in conjunction with the consolidated financial statements of Taurus for the fiscal year ended March 31, 2004, including the notes thereto and the auditor’s report thereon, and the consolidated unaudited interim financial statements for the six month period ended September 30, 2004 both attached as Appendix G to this Circular and management’s discussion and analysis of results of operations and financial condition set out earlier in this Appendix.

	March 31, 2004	September 30, 2004
	($ in thousands)	($ in thousands)

Long-term liabilities	1,492	1,450
Common Shares	29,279 (1)	33,400
Stock Options (includes Agent’s Options)	1,659	2,622
Common share purchase warrants	5,945 (1)	6,706
Contributed surplus	1,193	1,193
Retained earnings	(20,528)	(21,247)

Total Capitalization	19,040	24,124

(1)
On June 30, 2004, Taurus completed a brokered private placement of 10,943,500 common shares on a flow-through basis at a price of $0.28 per share and 4,383,500 non flow-through units at a price of $0.24 per unit for gross proceeds of $4,116,220. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase an additional Taurus Share at a price of $0.30 per Taurus Share until June 30, 2005 and, thereafter, at a price of $0.40 until June 30, 2006. The 15% over-allotment option was partially exercised.

The remainder of the private placement was completed July 15, 2004 resulting in additional gross proceeds of $306,160 through the issuance of 625,000 common shares on a flow-through basis at $0.28 per share, and 546,500 non-flow-through units at $0.24 per unit.

The exercise periods of the warrants are subject to acceleration. In the event that Taurus’ Shares trade at a price of $0.50 or more for a period of at least 20 consecutive trading days during the first exercise period, or at a price of $0.70 or more for a period of 20 consecutive trading days during the second exercise period, Taurus shall earn the right to accelerate the exercise period of the warrants to 30 days by providing holders of the warrants with written notice of such reduction in the exercise period, provided that such right cannot be exercised while the securities issued in the offering are subject to any resale restriction.

First Associates Investments Inc. acted as the agent for the brokered private placement and received a commission equal to 7% of the gross proceeds raised under the offering, a corporate finance fee equal to 1.25% of the gross proceeds raised under the offering, and was granted non-transferable options (“Agent’s Options”) to purchase 2,299,050 Taurus Shares at a price of $0.24 per share. An aggregate of 2,123,325 of the Agent’s Options are exercisable at any time until June 30, 2005 and the balance of the Agent’s Options are exercisable at any time until July 15, 2005.

PRIOR SALES

Prior Sales

The following table sets forth the date and consideration per share of all Taurus Shares issued by Taurus during the 12 months preceding January 31, 2005:

Date of Issuance	Description	Number of Taurus Shares Issued	Price Per Taurus Share	Total Consideration
Feb. 12, 2004	Exercise of Options	75,000	$0.10	$7,500
Feb. 16, 2004	Exercise of Options	50,000	$0.12	$6,000
Feb. 19, 2004	Exercise of Options	160,000	$0.10	$16,000
Mar. 5, 2004	Exercise of Options	200,000	$0.10	$20,000
Mar. 24, 2004	Exercise of Options	50,000	$0.10	$5,000
Apr. 1, 2004	Exercise of Options	90,000	$0.10	$9,000
Apr. 21, 2004	Settlement of Debt	666,692	$0.315	Nil
Apr. 28, 2004	Exercise of Options	50,000	$0.10	$5,000
May 3, 2004	Exercise of Agent's Option	38,750	$0.20	$7,750
May 6, 2004	Exercise of Agent's Option	100,000	$0.20	$20,000
May 19, 2004	Exercise of Options	50,000	$0.10	$5,000
May 31, 2004	Exercise of Warrants	30,000	$0.30	$9,000
June 30, 2004	Private Placement(1)	10,943,500	$0.28	$3,064,180
June 30, 2004	Private Placement(2)	4,383,500	$0.24	$1,052,040
July 15, 2004	Private Placement(1)	625,000	$0.28	$175,000
July 15, 2004	Private Placement(2)	546,500	$0.24	$131,160
July 30, 2004	Exercise of Agent’s Option	12,526	$0.20	$2,505
July 30, 2004	Exercise of Agent’s Option	50,000	$0.20	$10,000
August 4, 2004	Exercise of Agent’s Option	50,000	$0.20	$10,000
October 1, 2004	Exercise of Warrants	477,968	$0.18	$86,034

Date of Issuance	Description	Number of Taurus Shares Issued	Price Per Taurus Share	Total Consideration
October 15, 2004	Exercise of Agent’s Option	13,125	$0.20	$2,625
October 28,2004	Exercise of Agent’s Option	57,500	$0.20	$11,500
November 26, 2004	Exercise of Options	375,000	$0.10	$37,500
November 26, 2004	Exercise of Options	850,000	$0.12	$102,000
November 26, 2004	Exercise of Options	250,000	$0.10	$25,000
Total:		20,195,061		$4,819,794
(1)	The Company issued 10,943,500 flow-through common shares at a price of $0.24 per flow-through common share on June 30, 2004 and 625,000 flow-through common shares on July 15, 2004.
(2)
The Company issued 4,930,500 units of the Company at a price of $0.28 per unit on June 30, 2004 and July 15, 2004. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.30 per share in the first year and $0.40 per share in the second year.

Stock Exchange Trading

The following table sets forth the particulars of the trading of the Taurus shares on the TSX Venture Exchange for the periods indicated:

	Price Range
	High ($)	Low ($)	Trading Volume
January 1, 2005 to January 31, 2005	$0.16	$0.12	997,973
For the month ended December 31, 2004,	$0.16	$0.13	6,019,713
For the month ended November 30, 2004	$0.24	$0.14	11,294,530
For the month ended October 31, 2004	$0.33	$0.22	2,342,645
For the quarter ended September 30, 2004	$0.31	$0.23	4,594,134
For the quarter June 30, 2004	$0.62	$0.26	13,663,541
For the quarter ended March 31, 2004	$0.53	$0.375	8,721,085
For the quarter ended December 31, 2003	$0.49	$0.12	11,105,644
For the quarter ended September 30, 2003	$0.15	$0.09	1,435,894
For the quarter ended June 30, 2003	$0.14	$0.09	1,056,894
For the quarter ended March 31, 2003	$0.20	$0.12	2,809,480

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, Taurus had a total of 103,799,192 Taurus Shares issued and outstanding. To the knowledge of Taurus, no person beneficially owns, directly or indirectly, more than ten percent of the issued and outstanding Taurus Shares.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the chief executive officer (the "Taurus CEO") of Taurus or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)	the chief financial officer (the "Taurus CFO") of Taurus or any person that acted in a similar capacity during the most recently completed fiscal year

(c)

each of Taurus’ three most highly compensated executive officers, other than the Taurus CEO and the Taurus CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Taurus at the end of the most recently completed financial year.

As at March 31, 2004, the end of the most recently completed fiscal year of Taurus, Taurus had two Named Executive Officers, Robert Blakestad, the former President and Chief Executive Officer and William Bird, the Chief Financial Officer. Mr. Blakestad resigned as the President and Chief Executive Officer of Taurus on November 15, 2004, and Mr. Bird assumed these positions on the same date.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers, during Taurus’ most recently completed fiscal year.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Named Executive Officer Name and Principal Position	Fiscal Year Ending(1)	Salary	Bonus	Other Annual Compen -sation	Securities Under Options/ SARs Granted(2)	Shares or Units Subject to Resale Restrictions	LTIP Pay- Outs	All Other Compen -sation
Robert Blakestad(3) Former President and Chief Executive Officer	2004 2003 2002	60,300(5)(6) 110,695 97,916	Nil Nil Nil	Nil Nil Nil	500,000 950,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Bird(4) Chief Financial Officer	2004 2003 2002	84,375(5)(7) 90,000 90,000	Nil Nil Nil	Nil Nil Nil	700,000 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)	Financial years ended March 31, 2004, 2003 and 2002.
(2)

Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. Taurus did not grant any SARs during the fiscal years ended March 31, 2004, 2003 and 2002.

(3)	Mr. Blakestad resigned as President and Chief Executive Officer of Taurus on November 15, 2004.
(4)	Mr. Bird was appointed President and Chief Executive Officer of Taurus on November 15, 2004.
(5)	Fees were paid to Messrs. Blakestad and Bird's personal corporations. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts.”
(6)	Of the aggregate amount paid of $60,300, the sum of $9,300 was paid as Management Fees and the sum of $51,000 was allocated as deferred Geological Fees.
(7)	Of the aggregate amount paid of $84,375, the sum of $31,000 was paid as Management Fees and the sum of $53,375 was allocated as deferred Geological Fees.

No officers or employees of the Company other than the Named Executive Officers received individual compensation in excess of $150,000 for services in such capacities during the most recently completed fiscal year ended March 31, 2004.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Taurus or an affiliate, or the price of Taurus’ shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. Taurus has not granted any LTIP's during the fiscal year ended March 31, 2004.

Options/SARs Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of Taurus’ shares. No SAR's were granted to or exercised by the Named Executive Officers or directors of Taurus during the fiscal year ended March 31, 2004.

Taurus granted the following stock options to the Named Executive Officers of Taurus during the fiscal year ended March 31, 2004.

Named Executive Officer Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Robert Blakestad	500,000	16%	$0.30	$0.39	January 9, 2009
William Bird	700,000	23%	$0.30	$0.39	January 9, 2009
(1)	Percentage of all of Taurus’ stock options granted during the fiscal year ended March 31, 2004.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

Named Executive Officer Name	Securities Acquired on Exercise	Aggregate Value Realized $	Unexercised Option/SARs at Fiscal Year-End (#) (1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
Robert Blakestad	75,000	$25,500	1,825,000 (exercisable)	$574,500 (exercisable)
William Bird	500,000	$110,000	700,000 (exercisable)	$126,000 (exercisable)
(1)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Company's shares on the TSX Venture Exchange on March 31, 2004 was $0.48.

Pension Plans

The Company does not generally provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Taurus has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers, other officers or directors in Taurus’ most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer.

On October 7, 1999 Taurus entered into a Management Agreement with Blue Heron (the personal holding company of Mr. Bird) pursuant to which Taurus paid to Blue Heron the sum of $3,750 per month for providing general corporate, administrative, technical, engineering and shareholder relations for Taurus. This agreement was renegotiated by Taurus and Blue Heron in 2004 and was replaced by the Bird Service Agreement.

Pursuant to the Bird Service Agreement between Taurus and Blue Heron dated November 4, 2004, Blue Heron agreed to provide the services of Mr. Bird as President and Chief Executive Officer of the Company. The Bird Service Agreement is for a term of one year and terminates on November 1, 2005 unless renewed. Either party must provide the other with 90 days of its intention not to renew the Bird Service Agreement, failing which the Bird Service Agreement will automatically renew. In consideration for the services provided to Taurus by Mr. Bird, Taurus agreed to pay to Mr. Bird a consulting fee of $10,000 per month (the “Monthly Base Fee”), plus reasonable expenses. The Monthly Base Fee may be renegotiated annually.

The Bird Service Agreement provides that in the event that Taurus enters into a merger, amalgamation, acquisition or other form of business combination which results in the shareholders of Taurus holding less than a majority of the shares of the surviving entity, Mr. Bird will be entitled to a termination fee in the event that Mr. Bird’s duties, titles or offices are materially reduced. The Amalgamation with Bonanza will constitute a change of control of Taurus which will trigger the payment of a termination fee to Mr. Bird under the terms of the Bird Service Agreement, in the event that Mr. Bird’s duties, titles or offices are materially reduced.

In the event that Taurus terminates the Bird Service Agreement for any reason other than cause during the first year of the Bird Service Agreement, Taurus must pay to Mr. Bird a termination fee equal to two months of the average Monthly Base Fee. If the Bird Service Agreement is terminated after the first year and before the fourth year of the renewed term, Taurus must pay to Mr. Bird a termination fee equal to the sum of three months plus one month for each full year after the first renewal period based on the average Monthly Base fee charged during the preceding year of the Bird Service Agreement. If the Bird Service Agreement is renewed for a fifth year, the termination fee will equal the sum of eight months of the average Monthly Base Fee charged during the preceding year of the Bird Service Agreement. For each additional year the Bird Service Agreement is renewed, the termination fee will equal the sum of eight months plus one additional month for each full year thereafter based on the average Monthly Base Fee charged during the preceding year of the Bird Service Agreement. In the event of death or protracted disability of Mr. Bird, Taurus is required to pay a termination fee to Mr. Bird or his estate calculated as set out above.

Compensation of Directors

Taurus granted the following stock options to directors who are not Named Executive Officers of Taurus in consideration for the services provided as directors of Taurus during the fiscal year ended March 31, 2004:

Name	Securities Under Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(3)	Expiration Date
Peter Hawley(4)	250,000	8%	$0.30	$0.39	January 8, 2009
James Bagwell	100,000	3%	$0.30	$0.39	January 8, 2009
Donald Lay	100,000	3%	$0.30	$0.39	January 8, 2009
(1)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2)	Percentage of all of Taurus’ options granted during the fiscal year ended March 31, 2004.
(3)	Market value of Taurus’ shares on January 8, 2004, being the date of grant.
(4)

Mr. Hawley resigned as a director of Taurus on October 12, 2004. Mr. Hawley has been retained as a consultant to provide services to Taurus. Accordingly, Mr. Hawley will retain these stock options until the earlier of: the exercise of such options; the expiry of the options or his ceasing to be a consultant to Taurus. See “Options to Purchase Securities – Stock Options”.

No cash compensation was paid to any director of Taurus for services provided as directors of Taurus during the fiscal year ended March 31, 2004.

Taurus does not have any standard arrangement pursuant to which the directors are compensated by Taurus for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

The following table sets forth details of the exercises of stock options during the fiscal year ended March 31, 2004 by directors who are not the Named Executive Officers of Taurus, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired Upon Exercise	Aggregate Value Realized	Unexercised Options/SARs at Fiscal Year-End (#)(1)	Value of Unexercised In- the-Money Options/SARs at Fiscal Year-End ($)
Directors who are not Named Executive Officers	Nil	Nil	2,400,000	$410,000
(1)	As freestanding SARs have not been granted, the numbers relate solely to stock options.

OPTIONS TO PURCHASE SECURITIES

Stock Options

Taurus has a stock option plan (the "Plan") to encourage ownership of Taurus Shares by directors, senior officers, employees and consultants of Taurus and to provide management with non-monetary incentives.

The following is a summary of the terms of the Plan.

Administration

The Plan is administered by Taurus’ board of directors.

Description of Stock Option Plan

The effective date (the "Effective Date") of the Plan is July 25, 2002. The Plan will remain in effect until all grants of options under the Plan have been terminated or exercised pursuant to the provisions of the Plan, or the Plan has been terminated by the Taurus board of directors .

The Plan provides that options may be granted to any employee, officer, director or consultant of Taurus or a subsidiary of Taurus. The number of Taurus Shares which may be reserved for issuance under the Plan is limited to 12,278,823 common shares, provided that the board of directors has the right, from time to time, to increase such number subject to the approval of the shareholders of Taurus. The maximum number of common shares which may be reserved for issuance to any one person and such person's associates under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. Any common shares subject to an option granted under the Plan which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The board of directors of Taurus may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time.

The options issued pursuant to the Plan will be exercisable at a price not less than the Discounted Market Price of the Taurus Shares on the date the option is granted. "Discounted Market Price" means the closing trading price of the Taurus Shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities.

Options under the Plan will be granted for a term not to exceed five years from the date of their grant.

Options granted under the Plan will, unless otherwise determined by the Taurus board of directors, be subject to a vesting schedule, as to 50% of the shares subject to the option to be vested during the period within six months after the date of grant, with the balance of the shares subject to the option to vest immediately thereafter.

In the event that an option is to be terminated prior to expiry of its term due to certain corporate events (a “Proposed Transaction”), all options then outstanding shall become immediately exercisable, notwithstanding the original vesting schedule. In the event of a Proposed Transaction, the board of directors of Taurus may provide notice to the optionee which requires the optionee, within a prescribed period, to elect to subscribe, or receive payment in cash, for all Taurus Shares subject to the option. In the event that the optionee has not made an election within the prescribed period, the optionee is deemed to have elected to receive a payment in cash for Taurus Shares subject to the option. Any payment made by Taurus to the optionee in cash will equal the result obtained by multiplying the amount, if any, by which (i) the higher of (A) the Discounted Market Price of the Taurus Shares on the date notice is given to the optionee and (B) the Discounted Market Price of the Taurus Shares on the date of the Proposed Transaction, exceeds (ii) the exercise price of the options, by the number of Taurus Shares then remaining unsubscribed for under the option regardless of whether the option would otherwise then be exercisable for all of the Taurus Shares subject to the option.

In the event that the board of directors does not provide notice of a Proposed Transaction to optionees, all options outstanding as at the effective date of the Proposed Transaction will be assumed by the surviving entity and adjusted in accordance with the terms of the Proposed Transaction.

Options will also be non-assignable and non-transferable, provided that they will, to the extent that the options are vested, be exercisable by an optionee's legal heirs, personal representatives or guardians for up to the earlier of the termination of the option and 12 months following the death or termination of an optionee due to disability.

In the event of the termination of an optionee by reason of retirement or resignation during the term of the option, or the resignation, non-re-election or removal of a director, options will be exercisable, to the extent that they are vested, for a period of 30 days after the date that the individual ceases to be an optionee of Taurus. In the event of the termination of employment of an optionee for any reason other than as set out above, the options will terminate as of the date of termination of employment of the optionee.

If a material alteration in the capital structure of Taurus occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, board of directors of Taurus shall make adjustments to the Plan and to the options then outstanding under it as the board of directors of Taurus determines to be appropriate and equitable under the circumstances.

The following is a summary of the stock options outstanding as at December 31, 2004 by the following categories:

Optionees	Taurus Shares Under Option	Exercise Price	Market Value on Date of Grant	Expiry Date
Executive officers of the Company (2 persons)	100,000 1,200,000 300,000	$0.12 $0.30 $0.23	$0.16 $0.39 $0.30	June 24, 2012 Jan 8, 2009 Oct 25, 2009
Directors of the Company (other than executive officers) (2 persons)	200,000 250,000 250,000 200,000 300,000	$0.22 $0.10 $0.10 $0.30 $0.23	$0.22 $0.10 $0.10 $0.39 $0.30	April 30, 2008 Sept 26, 2010 Sept 10, 2011 Jan 8, 2009 Oct 25, 2009
Employees of the Company and of the Subsidiaries	N/A	N/A	N/A	N/A
Consultants (9 persons)	150,000 1,600,000 400,000	$0.12 $0.30 $0.23	$0.16 $0.39 $0.30	June 24, 2012 Jan 8, 2009 Oct 25, 2009
TOTAL	4,950,000

Warrants

As at January 31, 2005, Taurus had agent’s options and common share purchase warrants (the “Taurus Warrants”) outstanding that entitle the holders to purchase up to 20,581,676 Taurus Shares. The following table sets out a summary of the Taurus Warrants outstanding.

Warrants and Agent’s Options Outstanding	Exercise Price	Expiry Date
12,641,901	$0.30	December 31, 2005
3,000,000(1)	$0.30	December 1, 2005
2,191,750(2)	$0.30	June 30, 2005
273,250(3)	$0.30	July 15, 2005
2,299,050	$0.24	June 30, 2005
175,725	$0.24	July 15, 2005
20,581,676

(1)	These warrants were issued to Stonegate pursuant to the terms of the Loan. See “Options to Purchase Securities – Long-Term Debt”.

(2)
These warrants are exercisable at a price of $0.40 per Taurus Share from July 1, 2005 to June 30, 2006. The exercise period of these warrants are subject to acceleration. In the event that Taurus’ Shares trade at a price of $0.50 or more for a period of at least 20 consecutive trading days during the first exercise period, or at a price of $0.70 or more for a period of 20 consecutive trading days during the second exercise period, Taurus shall earn the right to accelerate the exercise period of the warrants to 30 days by providing holders of the warrants with written notice of such reduction in the exercise period, provided that such right cannot be exercised while the securities issued in the offering are subject to any resale restriction.

(3)
These warrants are exercisable at a price of $0.40 per Taurus Share from July 1, 2005 to June 30, 2006. The exercise period of these warrants is subject to acceleration. In the event that Taurus’ common shares trade at a price of $0.50 or more for a period of at least 20 consecutive trading days during the first exercise period, or at a price of $0.70 or more for a period of 20 consecutive trading days during the second exercise period, Taurus shall earn the right to accelerate the exercise period of the warrants to 30 days by providing holders of the warrants with written notice of such reduction in the exercise period, provided that such right cannot be exercised while the securities issued in the offering are subject to any resale restriction.

Long–Term Debt

Pursuant to a loan agreement (the “Loan Agreement”) between Taurus and Stonegate dated December 1, 2003, as amended, Stonegate advanced the sum of US$1 million (the “Loan”) to Taurus in instalments, such instalments commencing in August, 2000, to provide financing for the open-pit Bulk-Sample Program (as defined below) on the Fenelon Project. See “Narrative Description of the Business – Fenelon Project, Quebec – Exploration”. Payment of interest and repayment of the principal are not due until the Fenelon Project is in commercial production (excluding test mining). Upon commencement of the repayment of the Loan, the Issuer is obliged to repay the Loan on or before the date which falls 18 months thereafter, and in any event, the Loan is to be repaid in full by December 31, 2005. Interest is at 15 percent and is accrued until the Fenelon Project is in production. In addition, Stonegate was granted a 6% net profits interest royalty interest in the Fenelon Project, to be paid subsequently from the Issuer’s share of production, and 5,000,000 warrants to purchase common shares of the Company at $0.15 per share. Pursuant to a letter dated April 29, 2004, Stonegate agreed to reduce the number of warrants that may be issued to it from 5,000,000 to 3,000,000. See “Options to Purchase Securities – Warrants”. In advance of production, Stonegate has agreed to receive interest payments in the form of common shares of the Issuer, subject to regulatory approval. The Loan is to be secured by an assignment of Taurus’ right, title and interest in the Fenelon Project. As at January 31, 2005, US$173,411 in interest has accrued under the Loan. The terms of the repayment of the Loan are currently being discussed with Stonegate.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended March 31, 2004, the number of securities authorized for issuance under the Plan which was approved by the shareholders of Taurus on July 25, 2002:

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities reflected
	warrants and rights	warrants and rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans	5,615,000	$0.30	6,663,823
approved by securityholders

Equity compensation plans not	N/A	N/A	N/A
approved by securityholders

Total:	5,615,000(1)		6,663,823
(1)	Subsequent to March 31, 2004, 1,665,000 options were exercised and 1,000,000 were granted. The number of outstanding options as of January 31, 2005 was 4,950,000.

RISK FACTORS

Additional Funding Requirements

Taurus’ operations do not provide any cash flow. Accordingly, the continued exploration and development of Taurus’ properties will depend on Taurus’ ability to generate revenues, to raise external financing through equity or debt issues, to enter into joint ventures and other means, all of which may be dilutive to shareholders (in the case of equity) or have an adverse effect on cash flows or restrict operations through interest payments, negative covenants and control provisions (in the case of debt and joint ventures). There can be no assurances that Taurus will ever be able to generate revenues or that any such external funding will be available to Taurus when needed on terms acceptable to it, if such funding is available at all. If Taurus is unable to raise additional financing when needed, it may be unable to grow or maintain its then current level of business operations.

Limited Operating History; Losses

Taurus to date has limited experience in mining or processing of metals. There can be no assurance that Taurus will generate profits in the future. Taurus has experienced, on a consolidated basis, losses in most years of its operations. There is no assurance that Taurus will be able to achieve and maintain profitable operations.

No Known Bodies of Commercial Ore

There are no known bodies of commercial ore on Taurus' properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves. There is no assurance that Taurus will be successful in its search for ore or in its more advanced programs.

Exploration and Development Risks

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by Taurus will result in a profitable commercial mining operation. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Taurus has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production. Taurus has relied and may continue to rely upon consultants for operating expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, Taurus may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Reliance Upon Management

Taurus is dependent upon the continued support and involvement of its principals and management. Should Taurus lose the services of one or more of the principals or management, the ability of Taurus to achieve its objectives could be adversely affected.

Title to Properties

Taurus has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. While to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title. The properties may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting Taurus’ priority rights. Taurus’ interests in mineral tenures are comprised of mineral claims and also rights pursuant to option agreements. Maintenance of such interests is subject to ongoing compliance with the terms governing such claims and agreements.

Property Commitments

Taurus’ mining properties may be subject to various land payments, royalties and/or work commitments. Failure by Taurus to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Potential Joint Ventures

Due to the cost of establishing and operating mining operations, Taurus may enter into joint ventures on one or more of its properties. Any failure of such joint venture partners to meet their obligations to Taurus or to third parties could have a material adverse effect on the joint ventures and Taurus as a result. In addition, Taurus may be unable to exert influence over strategic decisions made in respect of such properties.

Dividends

At the present time purchasers are unlikely to receive a dividend on the Taurus Shares.

Conflicts of Interest

Directors of Taurus are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Taurus may participate, the directors of Taurus may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Taurus and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Taurus, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Taurus will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of Canada, the directors of Taurus are required to act honestly, in good faith and in the best interests of Taurus. In determining whether or not Taurus will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Taurus, the degree of risk to which Taurus may be exposed and its financial position at that time. Other than as indicated, Taurus has no other procedures or mechanisms to deal with conflicts of interest.

Metal Prices

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of Taurus may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of Taurus, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Taurus’ properties can be mined at a profit.

Environmental and other Regulatory Requirements

Environment and other regulatory requirements affect the current and future operations of Taurus, including exploration and development activities and commencement of production on its properties, require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which Taurus has interests and there can be no assurance that Taurus will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Taurus’ proposed mining and processing operations and current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Taurus obtain permits from various governmental agencies. Taurus believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which Taurus may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Taurus might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Taurus and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Production, Production Costs and the Economics of Mineral Properties

Production, production costs and the economics of mineral products are affected by such factors as environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that small-scale laboratory tests, which recovers any metals or minerals can be duplicated in large-scale tests under on-site conditions or in production-scale operations.

Risks of Mining Operations

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Taurus is not insured for environmental liability or earthquake damage.

Competition

Significant competition exists for mineral opportunities. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Taurus, Taurus may be unable to acquire additional attractive mining properties on terms it considers acceptable.

Price Fluctuations: Share Price Volatility

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Litigation

Taurus is presently involved as a defendant in an action brought against Taurus by Fairstar in the Quebec Superior Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. Fairstar has obtained a provisional interlocutory injunction dated November 2, 2004 in connection with this action. Taurus is defending its position in the proceedings.

Taurus has recorded in its unaudited interim financial statements as at September 30, 2004 an outstanding receivable due from Fairstar in the amount of approximately $1.4 million with respect to Fairstar’s share of the costs of the ongoing work on the Fenelon Project. In its litigation, Fairstar has disputed the amount of the receivable that it is required to pay. In the event that Taurus is not successful in defending its position in these legal proceedings, Taurus will be required to write off the amount of the receivable due from Fairstar and may be required to pay to Fairstar its share of the revenues of the gold produced to date from the Fenelon Project, which Fairstar alleges to be approximately $705,728. Taurus has provided for a bad debt allowance in the amount of $1,403,050 setup to offset the receivable accrued and due from Fairstar under the Joint Venture Agreement. See “Financial Statements of Taurus” attached as Appendix G to this Circular.

Taurus is also presently involved as a defendant in an action brought against Taurus by Ross-Finlay 2000 Inc. in the Quebec Superior Court for recovery of an account stating that Taurus owed it $401,907 for services rendered between August 2003 and November 2004 on the Fenelon Project pursuant to an Underground Development and Mining Contract between Taurus and Ross-Finlay 2000 Inc. dated September 30, 2003. On February 8, 2004, Ross-Finlay 2000 Inc. amended its action to increase the amount that it claims Taurus owes to $492,998. Also, Ross-Finlay 2000 Inc. was authorized by the Court to proceed with a seizure before judgment on the claims comprising the Fenelon Property. Taurus is defending its position in the proceedings and intends to file a counterclaim for $450,000. Taurus has also filed a motion to quash the seizure before judgment obtained by Ross-Finlay 2000 Inc. The hearing for the motion to quash the seizure before judgment has been set for March 14, 2005.

While Taurus believes that its position in both legal proceedings will be sustained, there is a risk of a potential adverse outcome in the court actions. Taurus is currently incurring legal fees in defending the cases. Legal proceedings may take months or years to be resolved. It is not possible to assess the outcome of the litigation with certainty. See “Legal Proceedings”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director or senior officer of Taurus or any of their associates has been indebted to Taurus or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by Taurus or any of its subsidiaries.

MANAGEMENT CONTRACTS

Pursuant to the Bird Service Agreement between Taurus and Blue Heron dated November 4, 2004, Blue Heron agreed to provide the services of Mr. Bird as President and Chief Executive Officer of the Company. The Bird Service Agreement is for a term of one year and terminates on November 1, 2005 unless renewed. Either party must provide the other with 90 days of its intention not to renew the Bird Service Agreement, failing which the Bird Service Agreement will automatically renew. In consideration for the services provided to Taurus by Mr. Bird,

Taurus agreed to pay to Mr. Bird a consulting fee of $10,000 per month (the “Monthly Base Fee”), plus reasonable expenses. The Monthly Base Fee may be renegotiated annually.

The Bird Service Agreement provides that in the event that Taurus enters into a merger, amalgamation, acquisition or other form of business combination which results in the shareholders of Taurus holding less than a majority of the shares of the surviving entity, Mr. Bird will be entitled to a termination fee in the event that Mr. Bird’s duties, titles or offices are materially reduced. The Amalgamation with Bonanza will constitute a change of control of Taurus which may trigger the payment of a termination fee to Mr. Bird under the terms of the Bird Service Agreement in the event that Mr. Bird’s duties, titles or offices are materially reduced.

In the event that Taurus terminates the Bird Service Agreement for any reason other than cause during the first year of the Bird Service Agreement, Taurus must pay to Mr. Bird a termination fee equal to two months of the average Monthly Base Fee. If the Bird Service Agreement is terminated after the first year and before the fourth year of the renewed term, Taurus must pay to Mr. Bird a termination fee equal to the sum of three months plus one month for each full year after the first renewal period based on the average Monthly Base fee charged during the preceding year of the Bird Service Agreement. If the Bird Service Agreement is renewed for a fifth year, the termination fee will equal the sum of eight months of the average Monthly Base Fee charged during the preceding year of the Bird Service Agreement. For each additional year the Bird Service Agreement is renewed, the termination fee will equal the sum of eight months plus one additional month for each full year thereafter based on the average Monthly Base Fee charged during the preceding year of the Bird Service Agreement. In the event of death or protracted disability of Mr. Bird, Taurus is required to pay a termination fee to Mr. Bird or his estate calculated as set out above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, no director, officer or promoter of Taurus, or to the knowledge of management of Taurus shareholders holding enough securities to materially affect the control of Taurus has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Taurus or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date the Company has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors does not intend to pay any dividends.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Taurus or a subsidiary of Taurus.

1.	Joint Venture Agreement dated April 30, 1994, as amended. See “Narrative Description of the Business – Fenleon Project, Quebec”.

2.	Option Agreement dated July 17, 1998, as amended. See See “Narrative Description of the Business – Fenleon Project, Quebec”.

3.	Loan Agreement dated December 1, 2003, as amended. See “Options to Purchase Securities – Long-Term Debt”.

4.	Bird Service Agreement dated November 4, 2004. See “Directors and Officers” and Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts”.

Copies of these agreements may be inspected during regular business hours at the head office of Taurus.

AUDITORS, TRANSFER AGENT AND REGISTRARS

Lancaster & David, Chartered Accountants, Suite 510, 701 W. Georgia Street, PO Box 10133 Pacific Centre, Vancouver, BC. V7Y 1C6, are the auditors of Taurus.

Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V3H 1S2, is the registrar and transfer agent of the Taurus Shares.

LEGAL PROCEEDINGS

Fairstar has commenced an action against Taurus before the Quebec Superior Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. Fairstar has obtained a provisional interlocutory injunction dated November 2, 2004 in connection with this action. The injunction prevents Taurus from selling, transferring or assigning all or part of its interest and rights under the Fenelon Project Joint Venture Agreement without the transferee of such interest first entering in an agreement in writing with Fairstar assuming and agreeing to be bound by all of the obligations of Taurus under the Fenelon Project Joint Venture Agreement. Furthermore, the injunction prevents Taurus from diluting Fairstar’s interest in the Fenelon Project. On November 12, 2004, the provisional interlocutory injunction was extended by the Quebec Superior Court, with the consent of Taurus, until final judgment to intervene on Fairstar’s motion for interlocutory injunction. Fairstar is requesting that the Court declare that Fairstar is not required to make any financial contribution to the expenses incurred by Taurus as operator of the Fenelon Project beyond those incurred in respect of Phase 1 work and approved by the management committee on October 15, 2003. Taurus had advised Fairstar on October 15, 2004 that its financial contribution in arrears as of September 30, 2004 was $1,403,050. Taurus, as operator, carried out the work program in conformity with the Fenelon Joint Venture Agreement. Taurus strongly believes that it was justified in requesting said financial contribution from Fairstar and that, as a result of Fairstar’s refusal to fund the exploration program, its interest in the Fenelon Project should be diluted as contemplated by the Fenelon Project Joint Venture Agreement.

Fairstar is also requesting that the Court order Taurus to pay to Fairstar the sum of $705,728 together with interest thereon, representing its alleged share of the revenues of the gold produced to date from the Fenelon Project. Taurus considers that Fairstar’s request is without merit since the proceeds deriving from the gold production on the Fenelon Project during the exploration phase were to help fund the exploration costs, which would eventually become self-financing.

Finally, Fairstar is requesting that the Court dismiss Taurus as operator of the Fenelon Project and appoint Fairstar as operator in replacement of Taurus. Taurus does not consider that its actions to date as operator merit its dismissal as operator, and it intends to vigorously defend its position. Under the terms of the Arrangement Agreement, upon the Effective Date of the Arrangement, the litigation between Taurus and Fairstar relating to the Fenelon Project will be set aside, enabling New Bonanza to proceed with the further exploration and development of the Fenelon Project.

On December 16, 2004, Ross-Finlay 2000 Inc. filed an action against Taurus before the Quebec Superior Court for recovery of an account stating that Taurus owed it $401,907 for services rendered between August 2003 and November 2004 on the Fenelon Project pursuant to an Underground Development and Mining Contract between Taurus and Ross-Finlay 2000 Inc. dated September 30, 2003. The action was presented before a judge on February 1, 2005. The Court approved the timetable submitted by both parties which calls for an examination before plea at the latest on February 15, 2005. The parties have also agreed that Taurus will have until March 16, 2005 to file its defence and counter claim estimated at $450,000. On February 8, 2005, Ross-Finlay 2000 Inc. amended its action in order to increase the amount it claims it is owed by Taurus to $492,998. Also, the Court authorized Ross-Finlay 2000 Inc. to proceed with a seizure before judgment on the claims comprising the Fenelon Property. Taurus has filed a motion to quash the seizure which will be heard by the Court on March 14, 2005. Taurus intends to vigorously defend this action which it considers to be without merit.

On November 23, 2004, Taurus received a demand letter from the First Nation Abitibiwinni (Algonquin) which requested that Taurus cease all operations on the Fenelon Project and commence negotiations with them regarding indemnity payables by Taurus since trap lines registered in the name of members of their community, and not in the name of members of the Cree Nation of Washaw Sibi Eyou (the Nation with whom Taurus is presently negotiating), will be affected by the mining operations on the Fenelon Project. On December 15, 2004, Taurus’ Quebec legal counsel received a letter from the Secrétariat aux Affaires Autochtones (Québec) stating that the Government of Québec has not officially adopted a position in regard of the Washa Sibi Eyou claim (seeking recognition as a Cree Nation) and that an agreement with the Cree Nation of Washa Sibi Eyou does not prevent the conclusion of any other agreement with other groups interested by Taurus’ project. On December 17, 2004, in light of the dispute between the Crees and the Algonquins, Taurus advised them that it was suspending negotiations for an indefinite period of time. As at the date of this Circular, Taurus has not received any response from the Algonquins or the Crees.

ADDITIONAL INFORMATION

Additional information relating to Taurus is available on the internet on SEDAR at www.sedar.com. Taurus Shareholders may contact Taurus to request copies of Taurus’ financial statements and management discussion and analysis by sending a written request to Taurus at Suite 920-475 Howe Street Vancouver, BC V6C 2B3, attention: Janet Horbulyk, Corporate Secretary. Financial information is provided in Taurus’ comparative financial statements and management discussion and analysis for the financial year ended March 31, 2004.

APPENDIX G

FINANCIAL STATEMENTS OF TAURUS

INTERNATIONAL TAURUS RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

      September 30, 2004
March 31, 2004, 2003 and 2002

AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Directors of International Taurus Resources Inc.:

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

INTERNATIONAL TAURUS RESOURCES INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,	March 31,
	2004	2004	2003
	(UNAUDITED)	(Note 3)	(Note 3)

ASSETS

CURRENT
Cash and short-term investments	$187,419	$108,579	$455,218
Accounts receivable	566,330	529,271	7,481
Taxes recoverable	621,651	292,605	16,022
Short-term investments	-	-	40,000
Due from affliated companies	-	-	154,064
Prepaid expenses and other	1,720	13,786	2,279
	1,377,120	944,241	675,064

Reclamation Bonds	22,000	22,000	22,000
Property and equipment	-	-	3,881
Mineral Properties (Note 4)	14,716,805	10,906,797	7,997,825
Deferred Compensation	-	314,793	4,465

	$16,115,925	$12,187,831	$8,703,235

LIABILITIES

CURRENT
Accounts payable	$1,138,781	$459,540	$12,225
Loan and loan interest payable	147,318	269,997	2,035,276
Due to affiliated companies	33,508	21,958	7,500
	1,319,607	751,495	2,055,001

Loan Payable (Note 5)	1,261,600	1,308,100	-
Asset Retirement Obligations (Note 6)	188,778	184,174	175,404

	2,769,985	2,243,769	2,230,405

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)	33,399,763	29,278,899	25,709,559
CONTRIBUTED SURPLUS	1,193,242	1,193,242	24,938
DEFICIT	(21,247,065)	(20,528,079)	(19,261,667)

	13,345,940	9,944,062	6,472,830

	$16,115,925	$12,187,831	$8,703,235

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board:

“Don Lay”	“William Bird”
Don Lay – Director	William H. Bird – Director

INTERNATIONAL TAURUS RESOURCES INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	Six months Ended		Year Ended
	September 30,		March 31
	2004	2003	2004	2003	2002
	(UNAUDITED)	(Note 3)	(Note 3)	(Note 3)	(Note 3)
		(UNAUDITED)
REVENUE
Interest income	$10,382	$6,661	$15,719	$14,962	$11,927
Gain on foreign exchange	57,461	164,102	208,391	79,103	-
Gains on forgiveness of debt	-	-	-	25,351	-

	67,843	170,763	224,110	119,416	11,927

EXPENSES
Accretion expense (Note 6)	4,604	4,385	8,770	8,352	7,955
Consulting	15,270	2,356	24,488	-	-
Depreciation	-	1,185	7,909	2,369	2,369
General exploration costs	-	10,268	15,768	11,622	27,282
Insurance	3,416	1,107	1,640	1,629	1,143
Interest, bank charges and penalties	753	-	50,224	-	-
Investor relations	53,443	40,898	121,851	64,738	38,990
Loss on debt settlement	70,003	-	-	-	-
Loss from short term investments	-	12,000	28,007	118,383	-
Management fees	57,972	54,568	103,829	101,234	91,658
Office and general	48,857	17,660	36,025	39,731	62,643
Professional fees	168,801	6,100	33,508	62,092	6,578
Stock based compensation	314,793	4,465	857,976	20,473	-
Transfer agent and filing fees	25,691	19,038	32,672	30,507	15,195
Travel and promotion	23,226	6,711	31,658	12,889	8,130
Wages and benefits	-	14,515	23,098	33,036	28,786
Write-off mineral property	-	-	89,216	-	-

	786,829	195,256	1,466,639	507,055	290,729

NET LOSS FOR THE PERIOD	(718,986)	(24,493)	(1,242,529)	(387,639)	(278,802)

DEFICIT, BEGINNING OF THE PERIOD	(20,528,079)	(19,285,550)	(19,285,550)	(18,897,911)	(18,619,109)

DEFICIT, END OF PERIOD	$(21,247,065)	$(19,310,043)	$(20,528,079)	$(19,285,550)	$(18,897,911)

LOSS PER SHARE-Basic	$(0.01)	$-	$(0.02)	$(0.01)	$(0.01)
LOSS PER SHARE-Diluted	$(0.01)	$-	$(0.02)	$(0.01)	$(0.01)

Weighted average shares-Basic	93,779,771	62,227,448	69,787,000	61,394,000	52,157,000
Weighted average shares-Diluted	97,468,783	62,562,620	71,251,000	62,288,000	52,157,000

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL TAURUS RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOW

	Six Months Ended		Year Ended
	September 30,		March 31
	2004	2003	2004	2003	2002
	(UNAUDITED)	(Note 3)	(Note 3)	(Note 3)	(Note 3)
		(UNAUDITED)
CASH FLOWS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the Period	$(718,986)	$(24,493)	$(1,242,529)	$(387,639)	$(278,802)
Adjusted for items not involving cash:
- accretion expense	4,604	4,385	8,770	8,352	7,955
- stock based compensation	314,793	4,465	857,976	20,473	-
- loss from short term investments	-	12,000	28,007	118,383	-
- gain/loss on foreign exchange	(57,461)	(164,102)	(208,391)	(79,103)	-
- depreciation	-	1,185	7,909	2,369	2,369
- gain/loss on settlement of debt	70,003	-	-	(25,351)	-
- loss on write-off of mineral property	-	-	89,216	-	-
	(387,047)	(166,560)	(459,042)	(342,516)	(268,478)

- Taxes recoverable	(329,046)	-	(276,584)	(12,878)	-
- Accounts receivable	(37,059)	-	(521,790)	8,056	169,683
- Prepaid expenses	12,066	(128,771)	(11,507)	(92)	-
- Accounts payable and accrued liabilities	679,241	164,167	539,983	(65,060)	(25,084)
- Due to related parties	-	(7,500)	(11,979)	(41,179)	40,614

	(61,845)	(138,664)	(740,919)	(453,669)	(83,265)

INVESTING ACTIVITIES
Mineral property acquisition costs incurred	-	(6,000)	100,000	-	(50,000)
Exploration and development costs incurred	(3,723,408)	(345,296)	(3,498,357)	(599,481)	(224,349)
Proceeds from sale of investments/mineral property	-	100,000	56,993	879,617	-
Purchase of equipment	-	-	(4,028)	-	-
Proceeds from government assistance and cost recovery	11,688	482,332	482,332	650,014	52,310

	(3,711,720)	231,036	(2,863,060)	930,150	(222,039)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,840,855	-	3,069,340	-	22,000
Proceeds from Fenelon financing	-	-	-	-	330,813
Advances to / from affiliated company	11,550	(22,395)	188,000	(25,000)	(51,000)

	3,852,405	(22,395)	3,257,340	(25,000)	301,813

INCREASE (DECREASE) IN CASH DURING THE PERIOD	78,840	69,977	(346,639)	451,481	(3,491)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	108,579	455,218	455,218	3,737	7,228

CASH AND CASH EQUIVALENTS, END OF PERIOD	$187,419	$525,195	$108,579	$455,218	$3,737

CASH AND CASH EQUIVALENTS CONSIST OF:
(Bank overdraft)/Cash on hand	$187,419	$525,195	$(615,421)	$455,218	$3,737
Guaranteed investment certificate	-	-	724,000	-	-

	$187,419	$525,195	$108,579	$455,218	$3,737

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is involved in the acquisition, exploration and development of mineral properties located in North America. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and the continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. (Refer to Note 11).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Newco Gold Corp., Ressources Taureaux Inc., and Taurus Resources USA, Inc. No subsidiary has material assets, liabilities or operations.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As of September 30, 2004, no cash equivalents were held by the Company (March 31, 2004 - $724,000, March 31, 2003 – nil). During the six month periods ended September 30, 2004 and 2003, and the fiscal years ended March 31, 2004, 2003 and 2002, there were no income taxes or interest paid.

Mineral Properties
The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. These costs, which do not necessarily reflect present values, will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. If a property is subsequently abandoned, sold or determined not to be economic, all related costs are written down. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The Company follows the cost reduction method of accounting for mineral recoveries prior to commercial production whereby proceeds received are credited against expenditures on the related resource property.

Government Assistance
The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration and development costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured. The Company received $482,332 from the Quebec Government in 2004, $650,014 in 2003 and $52,310 in 2002. These are refundable tax credits for Quebec Exploration Expenditures incurred prior to the year of the grants and were recorded in the period of receiving these grants. On September 30, 2004 an accrual of $566,330 was recorded as receivable.

Foreign Currency Translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Joint Ventures
A portion of the Company’s exploration activities is conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002

Short-term Investments
Short-term investments are carried at the lower of cost and market value. Unrealized losses in value are included in the determination of earnings as a write down of investments. The Company has no short-term investments as of September 30, 2004 and March 31, 2004.

Property and equipment
Property and equipment are recorded at cost and were fully depreciated at March 31, 2004.

Loss per Share
The loss per share figures are calculated using the weighted monthly average number of shares outstanding during the respective years. The calculation of fully diluted earnings per share figures under the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants to the extent each option, warrant or contingent issuance was dilutive.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instruments
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. At September 30, 2004 100% of the receivable was related to Quebec Government refundable tax credit. At March 31, 2004, one joint venture partner accounted for 97% of accounts receivable. An allowance for bad debt in the amount equal to 100% of the joint venture partner’s account of $1,403,050 was set up as of September 31, 2004. No single item dominates the receivable balance as of March 31, 2003. Management is of the opinion that the Company is not subject to significant interest or currency risk.

Stock-based Compensation Plans
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies. Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective January 1, 2004 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The amended recommendations require the expensing of all stock-based compensation awards. Previously, the Company had followed the recommendations which encouraged, but did not require, the use of a fair value based method to account for stock-based compensation to employees. The adoption of this amended accounting policy has no cumulative effect on the prior period financial statements. Refer to Note 9. Compensation expense for the six month period ended September 30, 2004 was $314,793 (September 30, 2003 - $4,465) and the fiscal year ended March 31, 2004 was $857,976 (March 31, 2003 - $20,473 and March 31, 2002- nil).

Income Taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

Asset Retirement Obligations
Effective April 1, 2004 the Company changed its accounting policy to account for asset retirement obligations and site rehabilitation costs in accordance with the requirements of Canadian Institute of Chartered Accountants Handbook Section 3110 Asset Retirement Obligations. Under this new policy, the present value of future closure obligations is recorded as a liability when that liability is incurred with a corresponding increase in carrying value of the related Mining Property assets. The increased carrying value of the mining property asset will be amortized over the life of the related mining assets on a unit of production basis when the property comes into production. The liability for asset retirement obligations is accreted to the amount ultimately payable over the period to the date it is paid. Previously, the Company anticipated that asset retirement obligations would be accrued on a units-of-production basis over the expected life of a mine.

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002

The change has been applied retroactively and consequently, prior years’ financial statements have been restated. At March 31, 2004, the deficit has increased by $32,654; and asset retirement costs of $8,770 and an asset retirement obligation of $184,174 were recorded. As of March 31, 2003, the deficit has increased by $23,883; and asset retirement costs of $8,352 and an asset retirement obligation of $175,404 were recorded. As of March 31, 2002, the deficit has increased by $15,531; and asset retirement costs of $7,955 and an asset retirement obligation of $167,051 were recorded

NOTE 4 - MINERAL PROPERTIES AND DEFERRED EXPLORATION

	Casa Berardi Exploration Portfolio			Taurus Gold	Other
	Fenelon				Properties	September 30	March 31	March 31
	General		Other
	Area	Test Mine				2004	2004	2003
Mineral Properties
Balance, beginning	$-	$-	$533,479	$1,822,074	$65,000	$2,420,553	$2,689,887	$3,260,003
Incurred during period	-	-	-	-	-	-	(269,334)	(570,116)
Balance, end of period	$-	$-	$533,479	$1,822,074	$65,000	$2,420,553	$2,420,553	$2,689,887
Deferred Exploration
Balance, beginning	$2,423,792	$3,126,800	$71,685	$2,694,363	$18,083	$8,334,723	$5,132,534	$4,362,688
Assaying	-	73,647	-	-	-	73,647		34,635
Mining Contractor	-	3,804,148	-	-	-	3,804,148	3,614,536	919,584
Debt Service Interest Cost	-	96,125	-	-	-	96,125	255,378	298,262
Drilling	-	96,703	-	-	-	96,703	-	107,467
Professional Fees	-	231,252	-	-	-	231,252	306,068	91,212
Property Maintenance	-	36,291	-	-	6,733	43,024	408,838	34,227
Salaries	-	-	-	-	-	-	-	57,186
Surface and Support	-	6,146	-	-	-	6,146	52,022	16,955
Transportation & Travel	-	26,935	-	-	-	26,935	46,415	-
Other Expenses	-	8,047	-	500	1,500	10,047	308,453	85,553
Cost Recovery	-	-	-	-	-	-	(1,307,188)	(201,337)
Government Assistance	-	(578,018)	-	-	-	(578,018)	(482,332)	(650,014)
Incurred during period	-	3,801,276	-	500	8,233	3,810,009	3,202,190	793,730
Balance, end of period	$2,423,792	$6,928,076	$71,685	$2,694,863	$26,316	$12,144,732	$8,334,724	$5,156,418
Asset Retirement Obligation	-	151,520	-	-	-	151,520	151,520	151,520
Total Mineral Properties	$2,423,792	$7,079,596	$605,164	$4,516,937	$91,316	$14,716,805	$10,906,797	$7,997,825

Casa Berardi Exploration Portfolio, Quebec

The Company owns a 62 % interest and is an operator in held jointly with Fairstar Explorations Inc. (“Fairstar”) high-grade Fenelon Gold Project in northwestern Quebec. During the period the Company continued its test mining and feasibility study program. The mining test is expected to include mining and processing of 40,000 tonnes of mineralized material. In September 2004, approximately 8,500 tonnes of mineralized material has been extracted from mine. This material has been shipped to Richmont Mines' Camflo mill for processing. A gold pour completed in October 2004 produced 3,500 ounces of dore containing 2,595.5 ounces of gold sold for the total proceeds of $1,395,500. (Refer to Notes 10 and 11)

NOTE 5 - LOAN PAYABLE

In August 2000, the Company entered into a financing arrangement with Stonegate Management Limited, a private corporation, for the provision of US$1,000,000 as debt financing which was used to finance work at the Fenelon Gold Project. During fiscal year 2002, the amended terms of the financing provide for repayment of the principal, together with interest at 15% per annum by December 31, 2005. In addition, the lender was granted a royalty of 6% of the Company’s share (62%) of the net profits from the Fenelon Project, and 3,000,000 warrants to purchase common shares of the Company at $0.30 per share expiring December 1, 2005.

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002

On April 21, 2004 Stonegate received 666,692 common shares of the Company at the deemed price of $0.315 per share to settle a total of $210,008 of interest costs accrued to December 31, 2003. On the date of settlement, the market price was $0.42 per share. The full fair market value of $280,011 was credited to share capital and a charge for loss on settlement of $70,003 was recognised. As of September 30, 2004 accrued interest payable was $147,318 (US$116,771). Six months debt service cost of $96,125 was charged against Deferred Exploration.

In December of 2003, Stonegate received 5,000,000 common shares of the Company at a deemed price of $0.10 per share to settle a total of $500,000 of accrued interest.

NOTE 6 - ASSET RETIREMENT OBLIGATIONS

As indicated in Note 3, in the years ended March 31, 2004, March 31, 2003 and six months ended September 30, 2004, net loss has increased by $8,770, $8,352 and $4,604 respectively to account for assets retirement obligations. The opening deficit at April 1, 2003 has as a result increased by $23,883 and the opening deficit at April 1, 2002 has increased by $15,531.

The asset retirement obligations consist of estimated costs of mine demobilization and reclamation of the mine site. The Company has recorded the following asset retirement obligation:

	September 30	March 31	March 31
	2004	2004	2003
	(Unaudited)
ARO, beginning of the period	$184,174	$175,404	$167,052
Accretion Expense	4,604	8,770	8,352

ARO, end of the period	$188,778	$184,174	$175,404

The total undiscounted amount of estimated cash flows required to settle the asset retirement obligations of the estimated $300,000 relates to Fenelon Gold Project and is expected to be paid out in 2014. This assessment is based on a preliminary evaluation and will be reassessed on a periodic basis. In the opinion of management there are no material asset retirement obligations with respect to the Company’s other properties. The asset retirement obligation of $300,000 for Fenelon property has been discounted using a credit adjusted risk-free rate of 5%. Accretion expense of $4,604 (2003 - $4,385) was recognized in the six month period ended September 30, 2004, $8,770 for the fiscal year ended March 31, 2004, $8,352 for the fiscal year ended 2003 and $7,955 for the fiscal year ended 2002.

NOTE 7 - RELATED PARTY TRANSACTIONS

(a)	The Company incurred the following amounts to directors, officers and private companies controlled by them:

	Six Months Ended		Year Ended
	September 30	March 30	March 30	March 30
	2004	2004	2003	2002
	(Unaudited)
Management and Consulting Fees	$56,187	$105,082	$101,234	$91,658
Fees allocated to Deferred Exploration	66,920	129,054	145,251	181,503
Expense Reimbursement	22,845	81,003	126,405	43,039
Total	$145,952	$315,139	$372,890	$316,200

(b)
At September 30, 2004, the Company owed $19,846 (nil as of March 31, 2004, and March 31, 2003) to Scorpio Mining Corporation. The Company owed $13,662 (March 31, 2004, $21,958) to, and was owed $154,064 as of March 31, 2003, by Medallion Resources Ltd. Both Scorpio and Medallion are public companies listed on the TSX Venture Exchange with common directors and officers, and the amounts arose as a result of normal inter-company business transactions.

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002

(c)
At September 30, 2004 stock options totaling 4,175,000 (March 31, 2004, 5,615,000 and March 31, 2003, 3,830,000) were outstanding and owned by directors, officers and consultants of the Company. Refer to Note 9.

NOTE 8 - SHARE CAPITAL

(a)	Authorized: 500,000,000 common shares without par value. (2003 – 100,000,000 common shares)

(b)	Issued

	Shares	Amount

Balance at March 31, 2003 and 2002	61,394,115	$25,709,559
Issued during the period:
For Cash:
Private placement	16,530,000	2,941,840
Exercise of stock options	1,215,000	127,500
For settlement of interest on debt to Stonegate	5,000,000	500,000

Balance at March 31, 2004	84,139,115	$29,278,899
Issued during the period:
For Cash:
Private placement	16,498,500	4,422,380
Exercise of warrants	30,000	9,000
Exercise of stock options	190,000	19,000
Exercise of agent compensation options	251,276	50,255
For settlement of interest on debt to Stonegate	666,692	280,011
Share Issue Cost	-	(659,782)

Balance at September 30, 2004 (Unaudited)	101,775,583	$33,399,763

(c)

Private placements

During the period ended September 30, 2004 the Company completed a brokered private placement of 11,568,500 tax flow-through shares at $0.28 per share and 4,930,000 non flow-through units at $0.24 per unit for gross proceeds of $4,422,380. Each unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at a price of $0.30 per share for a period of 12 months from the closing of the offering and, thereafter, at a price of $0.40 for an additional 12 months.

The exercise periods of the warrants are subject to acceleration. In the event that the Company’s common shares trade at a price of $0.50 or more for a period of at least 20 consecutive trading days during the first exercise period, or at a price of $0.70 or more for a period of 20 consecutive trading days during the second exercise period, the Company shall earn the right to accelerate the exercise period of the warrants to 30 days by providing holders of the warrants with written notice of such reduction in the exercise period, provided that such right cannot be exercised while the securities issued in the offering are subject to any resale restriction.

First Associates Investments Inc. received a commission equal to 7% and a corporate finance fee equal to 1.25% of the gross proceeds raised in the offering, and was granted non-transferable Agent’s options to purchase 2,474,775 common shares at a price of $0.24 per share, for a period of 12 months from closing.

During the period ended March 31, 2004, the Company completed a private placement of 16,530,000 units at $0.20 per unit for proceeds of $2,941,840. Each unit consists of one share and one share purchase warrant entitling the holder to acquire an additional share at a price of $0.30 per share exercisable to December 31, 2004. The Company

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002 has granted Agent’s compensation options to acquire 322,400 shares at a price of $0.20 per share exercisable to December 31, 2004, and to acquire 1,562,500 units at a price of $0.20 per unit exercisable to December 31, 2004. (Refer to Note 11)

(d)	Warrants Exercised During the period ended September 30, 2004 the Company received proceeds of $9,000 upon the exercise of 30,000 warrants at $0.30 per share.

(e)

Stock Options Exercised
During the period ended September 30, 2004 the Company received proceeds of $19,000 upon the exercise of 190,000 stock options at $0.10 per share.

During the period ended March 31, 2004 the Company received proceeds of $127,500 upon the exercise of 1,215,000 stock options ranging from $0.10 to $0.12 per share.

(f)
Agent Compensation Options exercised
During the period ended September 30, 2004, pursuant to the exercise of Agent’s Options, the Company issued 251,276 common shares at $0.20 per share for proceeds of $50,255 and granted non-transferable share purchase warrants to purchase 101,276 common shares of the company at $0.30 until December 31, 2004.

(g)

Shares for Debt
During the period ended September 30, 2004 the Company issued 666,692 common shares, at a deemed price of $0.315, in settlement of $210,008 of interest accrued to December 31, 2003 on a loan payable. (Refer to Note 5).

During the period ended March 31, 2004 the Company issued 5,000,000 common shares, at a deemed price of $0.10, in settlement of $500,000 of partial interest accrued to December 31, 2003 on a loan payable.

(h)	Warrants Outstanding At September 30, 2004 the Company has issued share purchase warrants entitling the holders to acquire additional common shares on the following basis:

Number of Shares	Exercise price	Expiry Date
477,968	$0.18	October 1, 2004
16,601,276	0.30	December 31, 2004
3,000,000	0.30	December 1, 2005
2,191,750	0.30	June 30, 2005
	0.40	June 30, 2006
273,250	0.30	July 15, 2005
	0.40	July 15, 2006
22,544,244

(i)	At September 30, 2004, the Company has the following agent compensation options outstanding to purchase the following securities:
	–	1,461,224 units at the price of $0.20 per share, exercisable until December 31, 2004. Each unit consists of one common share and one share purchase warrant exercisable at $0.30 until December 31, 2004
	–	172,400 common shares at the price of $0.20 per share, exercisable until December 31, 2004
	–	2,299,050 common shares at the price of $0.24 per share, exercisable until June 30, 2005
	–	175,725 common shares at a price of $0.24 per share, exercisable until July 15, 2005.

NOTE 9 - STOCK OPTION PLAN

The Company’s Board of Directors has approved an incentive plan dated July 25, 2002 in accordance with the policies of the TSX Venture Exchange (the “Exchange”); replacing the previous Stock Option Plan dated January 3, 1996. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to a

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002 maximum of 12,278,823 common shares. The exercise price shall be equal to the greater of either the amount designated by the Board at the time of grant, or the discounted market price of the common shares on the trading day immediately preceding the day on which the Exchange receives notice that an option has been granted, subject in either case to a minimum of $0.10 per common share. The option may be granted under this plan exercisable over a period not exceeding 5 years. Any options granted under the plan shall vest in the Optionee, and may be exercisable by the Optionee as to 50% within 6 months of the date of grant, with the remaining 50% exercisable thereafter.

A summary of the changes in the Company’s common share purchase options is presented below:

	September 30, 2004		March 31, 2004		March 31, 2003
		Weighted Average		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price

Balance, beginning of period	5,615,000	$0.21	3,830,000	$0.11	2,430,000	$0.10
Granted	-	-	3,000,000	0.30	1,400,000	0.12
Exercised	190,000	0.10	(1,215,000)	0.10	-	-
Balance, end of period	5,425,000	$0.22	5,615,000	$0.21	3,830,000	$0.11

At September 30, 2004, there were outstanding stock options to purchase an aggregate of 5,425,000 shares as follows:

	Weighted Average	September 30, 2004
	Remaining
	Contractual Life
Exercise price	(in years)	Outstanding	Exercisable

$0.10	5.61	1,125,000	1,125,000
$0.12	6.77	1,100,000	1,100,000
$0.22	3.58	200,000	200,000
$0.30	4.27	3,000,000	3,000,000
		5,425,000	5,425,000

Stock Based Compensation
The fair value of the options granted during the prior fiscal year ended March 31, 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.0%, expected volatility of 157%, an expected option life of three years and no expected dividends. The weighted average fair value of stock options granted was $0.39 per share (2003 - $0.13 per share). During the current six-month period ended September 30, 2004, the Company recognized the remaining deferred stock based compensation in the amount of $314,793, which is charged to operations.

NOTE 10 - CONTINGENCIES

(a)
Ross-Finlay 2000 Inc, the mining contractor for the Fenelon test-mining program, has filed, before the Superior Court of Quebec in the judicial district of Abitibi, an action for recovery of an account stating that the Company, as operator of the Fenelon Joint Venture, owes to Ross-Finlay an amount of $401,908. The case was presented to a judge on February 1, 2005. Taurus’ accounting disputes this amount and, rather than meet with Taurus to resolve the differences, Ross-Finlay has placed the matter before the Court. The Court approved a timetable submitted by both parties which calls for an examination before plea at the latest on February 15, 2005. The parties have also agreed that the Company will have until March 16, 2005 to file its defense and counterclaim estimated at $450,000. Taurus will defend its position vigorously. The amount claimed by Ross-Finlay was included in accounts payable as of September 30, 2004.

(b)
On November 1, 2004, Fairstar Explorations Inc., the Company’s co-venturer in the Fenelon Joint Venture, announced that it had issued an action against the Company in the Superior Court of the Province of Quebec for damages and injunctive relief. Fairstar's proceedings are based on allegations ranging from inadequate management and control of the work, which has been carried out at the Fenelon property, to neglect of, and failure

INTERNATIONAL TAURUS RESOURCES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Nine months September 30, 2004 (Unaudited), and the Years ended March 31, 2004, 2003, 2002 to comply with the terms and conditions of the Fenelon Joint Venture Agreement. Fairstar is seeking approximately $700,000 in damages representing its share of revenue and royalties from a recent gold pour, which Taurus has refused to pay to Fairstar. The injunction portion of the proceedings seeks the removal of Taurus as operator of the Joint Venture, appointment of Fairstar as operator in the place of Taurus, indemnification of Fairstar in respect of expenses improperly incurred at the Fenelon property and an order preventing Taurus from dealing with its interest in the Fenelon property without the consent of Fairstar. Management does not believe the Fairstar claim has merit and therefore the Company has not recognized the $700,000 as a liability as of September 30, 2004. (Refer to Note 11)

(c)
On November 23, 2004 the Company received a demand letter from the First Nation Abitibiwinni (Algonquin) requesting that that the Company cease all operations on the Fenelon Project and commence negotiations with them regarding indemnity payable by the Company since trap lines registered in the name of the members of the community will be affected by mining operations at the Fenelon Gold Project. The Company had considered, to this point, that trap lines were registered in the names of members of the Cree Nation of Washa Sibbi Eyou. This fact is being disputed by the Algonquins. On December 17, 2004, in light of the dispute between the Crees and the Algonquins, the Company advised them that it was suspending negotiations for an indefinite period of time. As of January 31, 2004, Taurus has received no response from the Algonquins and the Crees respective counsel.

NOTE 11 - SUBSEQUENT EVENTS

(a)
The Company received proceeds of $1,395,500 from the sale of 2,595.5 ounces of gold produced from the mineralized materials extracted from mine workings and test stopes as part of the mining test program at the high-grade Fenelon Gold Project.

(b)
The Company received proceeds of $86,034 upon the exercise of 477,968 warrants at $0.18 per share. The Company received proceeds of $164,500 upon the exercise of 1,475,000 stock options at prices between $0.10 and $0.12 per share. The Company received proceeds of $14,125 upon the exercise of 70,625 agent’s compensation options at $0.20 per share

(c)	The Company extended the expiry date of 16,671,901 common share purchase warrants with an exercise price of $0.30 per share from December 31, 2004 to December 31, 2005, subject to regulatory approval.

(d)	On October 25 2004, 1,000,000 stock options were granted with exercise price of $0.23 per share expiring October 25, 2009.

(e)
The Company and American Bonanza Gold Mining Corp. (“Bonanza”) announced an agreement to merge the two companies, by way of a statutory Plan of Arrangement, to form a new company. Each outstanding Bonaza common share will be exchanged for 0.25 shares of the new company and each Taurus common share will be exchanged for 0.20 shares of the new company. Upon completion of the merger, the new company will assume all outstanding common share purchase warrants (and stock options) of Bonanza and the Company in accordance with the above-mentioned exchange ratio. The companies have also agreed to acquire the 38 per cent interest in the Fenelon Gold Project in Quebec, which is currently held by Fairstar Exploration Inc. Consideration for this transfer of interest to the merged company is a payment of $300,000 and the issuance of 6.5 million shares of the new company. As a result of the arrangement, the litigation between Fairstar and Taurus relating to the Fenelon Joint Venture has, by mutual consent, been suspended and upon closing will be set aside and the new company will hold a 100 per cent ownership interest in the Fenelon Gold Project. The merger is subject to shareholders, court and regulatory approvals.

APPENDIX H

FIRST ASSOCIATES FAIRNESS OPINION

550 Burrard Street, Suite 500 Vancouver, BC V6C 2B5 Telephone: 604.640.0400 Fax: 604.640.0300 Toll Free: 866.640.0400 www.firstassociates.com

February 15, 2005

Board of Directors
International Taurus Resources Inc.
Suite 920 – 475 Howe Street
Vancouver, BC
V6C 2B3

Dear Sirs:

Re: Fairness Opinion Regarding the Proposed Business Combination of International Taurus Resources Inc. (“International Taurus”) and American Bonanza Gold Mining Corp. (“American Bonanza”)

First Associates Investments Inc. (“First Associates”) understands that International Taurus and American Bonanza (collectively the “Companies) publicly announced their planned business combination on Tuesday, November 23, 2004 (the “Announcement Date”) and have entered into an Arrangement Agreement dated December 21, 2004 (the “Arrangement”). Under the Arrangement, the Companies intend to combine their prospective businesses and create a new gold company to be named American Bonanza Gold Corp. (“New Bonanza”).

Pursuant to the terms of the Arrangement, International Taurus shareholders will receive one share of New Bonanza for every five shares of International Taurus held and American Bonanza shareholders will receive one share of New Bonanza for every four shares of American Bonanza held. Holders of outstanding incentive options and share purchase warrants of American Bonanza and International Taurus will receive incentive options and share purchase warrants of New Bonanza based on the respective share exchange ratios as set out above.

Subject to the completion of the Arrangement, Fairstar Explorations Inc. (“Fairstar”) has agreed to suspend, and on closing of the Arrangement, to set aside the litigation between Fairstar and International Taurus relating to the companies’ joint venture on the Fenelon gold property (the “Fenelon Joint Venture”). In addition, on completion of the Arrangement, Fairstar has agreed to transfer its 38% non-operating interest in the Fenelon gold property and interest in certain other properties located in the Casa Barardi area of the Province of Quebec to its wholly-owned subsidiary (“Fairstarsub”) and to sell Fairstarsub to New Bonanza for a cash payment of $300,000 and the issuance of 6,500,000 shares of New Bonanza which Fairstar intends to distribute to its shareholders.

FIRST ASSOCIATES INVESTMENTS INC.
MEMBER OF CIPF & IDA

As a result of the Arrangement, it is expected that the outstanding shares of New Bonanza will be held as to approximately 63.3% by current shareholders of American Bonanza, 27.9% by current International Taurus shareholders and 8.8% by Fairstar. International Taurus, American Bonanza and Fairstarsub will become wholly owned subsidiaries of New Bonanza.

The terms and conditions of the Arrangement and the financial position and operations of each of the Companies are more fully described in the Companies joint information circular (the “Circular”), which will be sent to the shareholders of the Companies in connection with the Arrangement.

ENGAGEMENT OF FIRST ASSOCIATES

First Associates had initial discussions with the representatives of International Taurus shortly after the Announcement Date. In a letter dated January 12, 2005 (the “Engagement”) First Associates was engaged, among other things, to provide the Board of Directors of International Taurus (the “Board”) an opinion (the “Fairness Opinion”) as to whether the terms of the Arrangement are fair, from a financial point of view to the shareholders of International Taurus.

Under the terms of the Engagement, First Associates will receive a fee for the preparation of the Fairness Opinion. The fees payable to First Associates are not contingent in whole or in part upon the successful completion of the Arrangement. Additionally, International Taurus has agreed to reimburse First Associates for its reasonable out of pocket expenses and to indemnify First Associates in certain circumstances. First Associates has not been engaged to prepare a formal valuation of either International Taurus or American Bonanza, nor has First Associates been requested to express an opinion with respect to the Arrangement itself of likely trading range of the New Bonanza shares after giving effect to the Arrangement, and the Fairness Opinion should not be construed as such.

QUALIFICATIONS OF FIRST ASSOCIATES

First Associates is an independent Canadian investment dealer providing full service brokerage, investment banking, research, trading and financial advisory services to corporations, institutions and individuals. First Associates and its principals have prepared numerous valuations and fairness opinions and have participated in a significant number and variety of transactions involving private and publicly traded companies.

Neither First Associates nor any of its affiliates is an insider, associate or affiliate, as those terms are defined in the Securities Act (British Columbia), of either International Taurus or American Bonanza or any of their respective associates or affiliates.

In the 24-month period preceding the date of the Engagement, First Associates has not been engaged to provide financial advisory services, nor has it acted as lead or co-lead underwriter to American Bonanza or Fairstar or any of their respective associates or affiliates. In the last 24 month period preceding the date of the Engagement, First Associates was asked by International Taurus to provide consideration and calculations as to possible exchange boundaries that might apply with respect to the Arrangement and has acted as agent, on a ’best efforts’ basis with respect to two private placement financings completed by International Taurus: a private placement for gross proceeds of $2,941,840 which closed on December 31, 2003 and a second private placement financing for total gross proceeds of $4,422,380 which was completed in two closings on June 30 and July 15, 2004.

There are currently no understandings, agreements or commitments between First Associates and any of International Taurus and American Bonanza or any of their respective associates or affiliates with respect to any future business dealings. First Associates may, in the future, in the ordinary course of its business, perform financial advisory, investment banking and other related services to New Bonanza, International Taurus and American Bonanza or any of their respective associates or affiliates.

First Associates acts as a trader and dealer, both as principal and agent, in major financial markets and as such, may have had and may in the future have positions in the securities of New Bonanza, International Taurus and American Bonanza or any of their respective associates and affiliates, and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, First Associates conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the New Bonanza, International Taurus and American Bonanza and the Arrangement.

First Associates has reviewed its relationships with the International Taurus and American Bonanza and is not aware of any factor that inhibits its ability to provide an independent fairness opinion.

SCOPE OF REVIEW

In preparing the Fairness Opinion, First Associates has, among other things, reviewed, considered, carried out and relied upon the following:

•
Arrangement Agreement between the American Bonanza, International Taurus, Fairstar, 0710882 B.C. Ltd. (FairstarSub) and 0710887 B.C. Ltd. (to be renamed American Bonanza Gold Corp.), December 21, 2004;

•	A draft Joint Information Circular for International Taurus and American Bonanza, inclusive of the pro forma Consolidated Financial Statements of New Bonanza, January 31, 2005;
•	The interim and unaudited Consolidated Financial Statements of International Taurus for the six months and three months ended September 30, 2004 and June 30, 2004, respectively;
•	The latest Annual Information Forms of the Companies filed on September 11, 2003 as revised on April 23, 2004 with respect to International Taurus and May 20, 2004 with respect to American Bonanza;
•	Selected press releases of the Companies available on SEDAR;
•
Technical Report on the Resources Evaluation of the Fenelon Project, prepared by Carl Pelletier, B.Sc., P.Geo. of Innovexplo Inc. and Yves Gagnon, M. Sc.A., P. Eng. 0f Spinofex, Val-d’Or, Quebec,  September 14, 2004;

•
Technical Report on the Resources Evaluation of the Fenelon Project, prepared by Carl Pelletier, B.Sc., P.Geo. of Innovexplo Inc. and Yves Gagnon, M. Sc.A., P. Eng. of Spinofex, Val-d’Or, Quebec, January 31, 2005;

•	Independent Technical Report on the Fenelon Project, prepared by SRK Consulting, April 2003;
•	The audited Consolidated Financial Statements and Annual Report of International Taurus for the years ending March 31, 2004 and 2003;
•	Technical Report on the Taurus Project prepared by George Cavey P. Geo., David R. Cumming, P.Eng. and Christopher J. Wild, P. Eng., January 31, 2005;
•	Information Circular of International Taurus, August 10, 2004;
•	The interim and unaudited Consolidated Financial Statements of American Bonanza for nine months and six months ended September 30, 2004 and June 30, 2004, respectively;

•	The audited Consolidated Financial Statements and Annual Report of American Bonanza, December 31, 2003;
•	Information Circular of American Bonanza, May 7, 2004; x Short Form Offering Document of American Bonanza, October 8, 2003;
•	Copperstone Gold Project, Scoping Study prepared for Asia Minerals Corp. by Golder Associates dated February 1999;
•	Technical Report on the Copperstone Gold Property, prepared by Michael R. Pawlowski, M.Sc. Certified Professional Geologist, January 26, 2005;
•	Press release, Asia Minerals Corp, ’Final Gold and Copper Results’, January 12, 1999;
•	Fenelon “A” Joint Venture Agreement between OGY Petroleums Ltd. and Cyprus Canada Inc., April 30, 1994;
•	Assignment and Novation Agreement among OGY Petroleums Ltd., Fairstar and Cyprus Canada Inc., July 28, 1995;
•	Assignment and Novation Agreement among Cyprus Canada Inc., International Taurus and Fairstar, July 17, 1995;
•	Exploration Agreement with Option to Purchase between Cyprus Canada Ltd. Inc. and International Taurus, July 17, 1998;
•	Assignment and Novation Agreement among Cyprus Canada Inc., International Taurus and Fairstar, May 1, 2000;
•	Amendment to Exploration Agreement with Option to Purchase between Cyprus Canada Inc. and International Taurus, May 1, 2000;
•	Selected financial statements of Fairstar including the interim and unaudited Consolidated Financial Statement for the nine period ended November 30, 2004;
•	Share trading information on the Companies based on data available on the Canada Stockwatch website of Canjex Publishing Ltd.;
•	Publicly available information, including press releases for the past two years relating to the business, operations, financial performance of International Taurus, American Bonanza and Fairstar;
•	Information provided by the management of American Bonanza and International Taurus and the Companies’ respective legal advisors;
•	Representations contained in a certificate addressed to First Associates dated February 15, 2005 from a senior officer of International Taurus; and,
•	Such other information, investigations and analysis as First Associates considered necessary or appropriate in the circumstances.

First Associates has not been, to the best of its knowledge, denied access by International Taurus or American Bonanza to any information requested by First Associates.

CONSIDERATIONS TO FAIRNESS

For the purpose of rendering the Fairness Opinion, First Associates has among other things analyzed, reviewed and considered the following:

•	The effective pricing of International Taurus shares under the Arrangement terms and the aggregate value of the company implied by the exchange ratio;
•
The relative selected past and present trading prices of the shares and respective trading volumes of American Bonanza and International Taurus on the TSX Venture Exchange over recent selected periods of time prior to the announcement of the proposed Arrangement;

•	Each company’s combined shareholders’ aggregate proportional interests in major exploration projects (Fenelon Gold and Copperstone Gold Projects) prior to and on a post Arrangement basis;
•

The recent price erosion in the share prices of International Taurus and Fairstar subsequent to the announced litigation pertaining to the Fenelon Joint Venture initiated by Fairstar against International Taurus prior to the announcement of the Arrangement;

•	The exchange ratio suggested by the market pricing of the shares of the Companies and relevant outstanding in-the-money warrants and options;
•	The other mineral projects and financial resources of the respective companies;
•	The cash and near cash resources of the Companies, their current working capital positions, the exploration and development and financing requirements of the Companies;
•	The respective book values of American Bonanza’s and International Taurus’ other mineral exploration properties;
•	The improved market liquidity the Arrangement provides to the minority shareholders of the Companies;
•
The fact that the proportional aggregate ownership position of International Taurus’ shareholders in the Fenelon Gold Project would be diluted by the company’s subsequent financing requirements in combination with the decline in the value of its shares caused by the litigation initiated by Fairstar;

•

The potentially improved facilitating of future financing requirements the Arrangement provides by combining International Taurus’ 62% interest and Fairstar’s 38% interest in the Fenelon Gold Project into one company;

•	The action filed by Ross-Finlay 2000 Inc. for recovery of an account before the Superior Court of Quebec related to the Fenelon Joint Venture; and,
•	The effective proportional ownership position of International Taurus’ shareholders in the Fenelon Gold Project on completion of the Arrangement.

ASSUMPTIONS AND LIMITATIONS

With the approval of the Board and as provided for in the Engagement, First Associates has relied upon and has assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by it from public sources, or provided to it by International Taurus, American Bonanza and Fairstar or any of their respective associates and affiliates (the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, First Associates has not attempted, and assumes no responsibility, to verify independently the accuracy, completeness or fair presentation of any of the Information.

A senior officer of International Taurus has represented to First Associates in a certificate that, among other things: (i) the Information provided to First Associates is complete, true and accurate in all material respects and does not contain any untrue statements of a material fact or omit to state any material fact, and (ii) since the date the relevant Information was provided, there has been no material change in International Taurus and no material change has occurred in the Information or any part thereof which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, First Associates has made several other assumptions including, without limitation, that (i) all of the conditions to the Arrangement have been or will be satisfied on or prior to the date set for the satisfaction thereof, (ii) the Arrangement will proceed as described and substantially within time frames specified in the Circular and (iii) the disclosure provided in the Circular is true and correct in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Companies and New Bonanza as they were reflected in the Information reviewed by First Associates and as they were represented to it in discussions with management of the Companies and New Bonanza. In its analysis and in connection with the preparation of the Fairness Opinion, First Associates made numerous assumptions with respect to industry performance, general business market and economic conditions and other matters, many of which are beyond the control of either the Companies or New Bonanza and may prove to be incorrect.

The Fairness Opinion has been provided for the use of the Board and may not be used or relied upon by any other person without the prior written consent of First Associates. First Associates has consented to the inclusion of the Fairness Opinion, or a summary thereof, in the Circular. The Fairness Opinion is not intended to be and does not constitute a recommendation to shareholders of International Taurus as to whether or not such shareholders of International Taurus should vote in favour of the Arrangement.

The Fairness Opinion is given as of the date hereof and First Associates disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to First Associates' attention subsequent to the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, First Associates reserves the right to change, modify or withdraw the Fairness Opinion.

First Associates believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered without considering all factors and analyses together could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could place undue emphasis on any particular factor or analysis.

First Associates considered the Arrangement from the perspective of shareholders of International Taurus generally and did not consider the particular circumstances, especially with respect to income tax consequences of the Arrangement, to the shareholders of International Taurus.

FAIRNESS CONCLUSION

Based on and subject to the information and observations referred to herein, First Associates is of the view that, as of the date hereof, terms of the Arrangement are fair, from a financial point of view, to International Taurus and the shareholders of International Taurus.

This opinion is given as of the date hereof and First Associates disclaims any undertaking or obligation to advise any person of any changes in any fact or matter affecting our opinion that may come or be brought to First Associates attention after the date hereof.

Yours truly,

(Signed) “FIRST ASSOCIATES INVESTMENTS INC.”

APPENDIX I

PRO FORMA FINANCIAL STATEMENTS OF NEW BONANZA

Bonanza

Pro Forma Consolidated Financial Statements of

American Bonanza Gold Corp.
As of September 30, 2004
Nine months ended September 30, 2004
Year ended December 31, 2003
(Unaudited - Prepared by Management)

COMPILATION REPORT ON PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors
American Bonanza Gold Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of American Bonanza Gold Corp. (the “Company” and “American Bonanza”) as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003, and have performed the following procedures:

1.
Compared the figures in the columns captioned “American Bonanza Gold Mining Corp.” to the unaudited consolidated interim financial statements as at September 30, 2004 and for the nine months then ended and to the audited consolidated financial statements for the year ended December 31, 2003 of American Bonanza Gold Mining Corp., respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned “International Taurus Resources Inc.” to the unaudited consolidated interim financial statements as at September 30, 2004 and for the six months then ended and to the audited consolidated financial statements for the year ended March 31, 2004 of International Taurus Resources Inc., respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	(a)	The basis for determination of the pro forma adjustments; and

	(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

	(a)	described to us the basis for determination of the pro forma adjustments; and

	(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “American Bonanza Gold Mining Corp.” and “International Taurus Resources Inc.” as at September 30, 2004 and for the nine months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned “Pro forma Consolidated” to be arithmetically correct.

The Board of Directors
American Bonanza Gold Corp.

Pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less in scope than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Vancouver, Canada
February 23, 2005

American Bonanza Gold Corp . Pro Forma Consolidated Balance Sheet (Expressed in Canadian dollars) (Unaudited - Prepared by Management) As at September 30, 2004
			Pro Forma Adjustments
				Acquisition
	American Bonanza	International Taurus	Pro Forma	of Mineral	Pro Forma
	Gold Mining Corp.	Resources Inc.	Adjustments	Properties	Consolidated
		(note 2(b)(ii))	(note 2(b)(ii)(iii)(vi))	(note 2(b)(v))
Assets
Current assets:
Cash and cash equivalents	$11,427,854	$187,419	$-	$(300,000)	$11,315,273
Amounts receivable	291,671	566,330	-	-	858,001
Prepaid expenses	40,505	1,720	-	-	42,225
Marketable securities	15,000	-	-	-	15,000
Taxes recoverable	-	621,651	-	-	621,651
	11,775,030	1,377,120	-	(300,000)	12,852,150
Office equipment, net	30,031	-	-	-	30,031
Mineral properties	16,394,579	14,716,805	5,824,474	8,867,808	45,803,666
Reclamation bonds	-	22,000	-	-	22,000
	$28,199,640	$16,115,925	$5,824,474	$8,567,808	$58,707,847

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$288,072	$1,138,781	$-	$-	$1,426,853
Due to affiliated companies	-	33,508	-	-	33,508
Loans interest payable	-	147,318	-	-	147,318
	288,072	1,319,607	-	-	1,607,679
Future income taxes	328,654	-	3,862,020	3,107,808	4,329,612
			(2,968,870)
Loans payable	-	1,261,600	-	-	1,261,600
Asset retirement obligation	-	188,778	-	-	188,778
	616,726	2,769,985	893,150	3,107,808	7,387,669
Shareholders’ equity
Share capital	42,458,531	33,399,763	(33,399,763)	5,460,000	47,110,070
			17,438,264
			(18,246,725)
Contributed surplus	3,328,077	1,193,242	(1,193,242)	-	4,167,077
			839,000
Cumulated currency translation account	43,031	-	-	-	43,031
Deficit	(18,246,725)	(21,247,065)	21,247,065	-	-
			2,968,870
			18,246,725
	27,582,914	13,345,940	4,931,324	5,460,000	51,320,178

	$28,199,640	$16,115,925	$5,824,474	$8,567,808	$58,707,847

See accompanying notes to pro forma consolidated financial statements.

American Bonanza Gold Corp . Pro Forma Consolidated Statement of Operations (Expressed in Canadian dollars) (Unaudited - Prepared by Management) Nine months ended September 30, 2004
	American Bonanza	International Taurus
	Gold Mining	Resources Inc.	Pro Forma	Pro Forma
	Corp.	(see notes 4 and 5)	Adjustments	Consolidated
		(note 2(b)(ii))	(note 2(b)(ii))

Expenses:
Accretion expense	$-	$4,604	$-	$4,604
Amortization	9,522	6,132	-	15,654
Business development	113,584	-	-	113,584
Capital taxes	28,206	-	-	28,206
Exploration	267,115	3,500	-	270,615
General and administrative (note 4)	908,150	522,092	-	1,430,242
Interest and penalties	-	50,224	-	50,224
Loss on debt settlement	-	70,003	-	70,003
Stock-based compensation	-	1,168,304	-	1,168,304
Write-down of marketable securities	7,500	-	-	7,500
Write-off of mineral property	-	89,216	-	89,216
	(1,334,077)	(1,914,075)	-	(3,248,152)

Interest and other income	244,468	15,516	-	259,984

Net loss	$(1,089,609)	$(1,898,559)	$-	$(2,988,168)

Weighted average shares outstanding:
Basic and diluted	45,018,615	-	27,259,838	72,278,453

Basic and diluted loss per common share	$(0.02)	$-	$-	$(0.04)

See accompanying notes to pro forma consolidated financial statements.

American Bonanza Gold Corp . Pro Forma Consolidated Statement of Operations (Expressed in Canadian dollars) (Unaudited - Prepared by Management) Year ended December 31, 2003
	American Bonanza	International Taurus
	Gold Mining	Resources Inc.	Pro Forma	Pro Forma
	Corp.	(see notes 4 and 5)	Adjustments	Consolidated
		(note 2(b)(ii))	(note 2(b)(ii)(iii)(iv))

Expenses:
Amortization	$11,931	$7,909	$-	$19,840
Business development	93,100	-	-	93,100
Capital taxes	-	15,768	-	15,768
Exploration	304,212	50,224	-	354,436
General and administrative (note 4)	347,070	200,378	-	547,448
Interest and penalties	-	28,007	-	28,007
Stock-based compensation	-	857,976	(540,558)	317,418
Write-down of marketable securities	1,500	-	-	1,500
Write-off of mineral property	-	89,216	-	89,216
	(757,813)	(1,249,478)	540,558	(1,466,733)
Interest and other income	152,599	15,719	-	168,318

Net income (loss)	$(605,214)	$(1,233,759)	$3,509,428	$1,670,455

Weighted average shares outstanding:
Basic and diluted	30,773,747	-	27,259,838	58,033,585

Basic and diluted loss per common share	$(0.02)	$-	$-	$(0.02)

See accompanying notes to pro forma consolidated financial statements.

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

1.

Basis of presentation:

American Bonanza Gold Corp. (the “Company”) was incorporated in British Columbia on December 10, 2004, as a subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. and will change its name to American Bonanza Gold Corp. These unaudited pro forma consolidated financial statements of American Bonanza Gold Corp. are based upon the historical consolidated financial statements of Bonanza and International Taurus Resources Inc. (“Taurus”) after giving effect to the proposed transactions and adjustments described in notes 2 and 3. These pro forma consolidated financial statements are not necessarily indicative of the financial position that would have been attained had the transactions actually taken place as at the dates indicated nor does it purport to be indicative of the effects that may be expected to occur in the future. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements and notes thereto of Bonanza and Taurus and are based upon the proposed transactions in the Arrangement Agreement among the Company, Bonanza, Taurus, Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd. dated December 21, 2004 as subsequently amended on February 21, 2005.

The pro forma consolidated financial statements have been compiled in accordance with generally accepted accounting principles in Canada from financial information in:

	(a)	the audited consolidated financial statements of Bonanza as at December 31, 2003 and for the year then ended;

	(b)	the unaudited consolidated interim financial statements of Bonanza as at September 30, 2004 and for the nine month period then ended;

	(c)	the unaudited consolidated interim financial statements of Taurus as at December 31, 2003 and for the nine month period then ended;

	(d)	the audited consolidated financial statements of Taurus as at March 31, 2004 and for the year then ended;

	(e)	the unaudited consolidated interim financial statements of Taurus as at September 30, 2004 and for the six month period then ended;

	(f)	the additional information set out in notes 2 and 3.

In the opinion of Management, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation.

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

2.

Pro-forma transactions:

The unaudited pro forma consolidated balance sheet and statements of operations reflect the following transactions and pro forma transactions being proposed for approval by the shareholders of Bonanza and Tauras in Extraordinary General Meetings to be held on March 21, 2005:

	(a)	Merger of Bonanza and Taurus and acquisition of Fairstar’s 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects:

(i)

Part A:

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February •, 2005, the Company, Bonanza and Taurus have agreed to combine by way of a plan of arrangement (the “Arrangement”) whereby each Bonanza common share, option and warrant outstanding at completion of the Arrangement will be exchanged for 0.25 common shares, options and warrants, respectively, of the Company and each Taurus common share, option and warrant, will be exchanged for 0.20 common shares, options and warrants, respectively of the Company. The expiry dates of options and warrants will be unchanged and the exercise price will be increased consistent with the above exchange ratios. Following the above proposed transactions, the former shareholders of Bonanza and Taurus will hold approximately 69.4% and 30.6% of the common shares of the Company and Bonanza would be deemed to be the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, 100% of the results of operations of Taurus and the Company will be included in the results of operations of Bonanza subsequent to the acquisition date. For legal purposes, Bonanza and Taurus will become wholly owned subsidiaries of the Company. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the additional cost savings that may result from the acquisition.

(ii)

Part B:

Provided that Part A has been completed, Fairstar will transfer its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Company will acquire all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Company and $300,000 cash to be paid directly to the creditors of Fairstar.

After the proposed transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar will hold approximately 63.3%, 27.9% and 8.8%, respectively, of the Company’s common shares.

If all the material transactions discussed above are not approved at the Extraordinary General Meetings of Bonanza and Taurus, the pro forma financial statements will be impacted and such impact will be material.

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

2.	Pro-forma transactions (continued):

(b)

Pro forma assumptions:

The pro forma consolidated balance sheet as of September 30, 2004 gives effect to the transactions as if they had occurred on September 30, 2004. The pro forma consolidated statement of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 reflect the transactions as if they had occurred on January 1, 2003. Transactions and assumptions are as follows:

		(i)	The incorporation of American Bonanza Gold Corp. on December 10, 2004. The Company had no material assets or liabilities at the date of acquisition.

(ii)
Bonanza has been identified as the acquirer and the cost of the purchase of the assets and liabilities of Taurus has been allocated to the assets and liabilities of Taurus as at September 30, 2004, on the basis of their fair values, which approximate historical costs except for mineral properties, and to future income tax liabilities are as follows:

Net assets acquired:
Current assets	$1,377,120
Mineral properties	20,541,279
Reclamation bonds	22,000
21,940,399

Liabilities assumed:
Current liabilities	(1,319,607)
Non-current liabilities	(1,450,378)
Future income tax liabilities	(893,150)
(3,663,135)

Mineral properties	$18,277,264

Consideration given:
Option and warrant consideration	$839,000
Share consideration	17,438,264

Total consideration	$18,277,264

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities of $3,862,020 on the temporary differences arising on the transaction.

(iii)
Bonanza and Taurus will undertake tax planning initiatives to combine the tax basis of the two companies which will result in the reduction in Bonanza’s future income tax valuation allowance of $2,968,870 and this amount has been included in the above purchase price allocation.

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

2.	Pro-forma transactions (continued):

	(b)	Pro forma assumptions (continued):

(iv)

Stock-based employee compensation:

Adjustment is required to reduce stock-based employee compensation of Taurus under the fair value method as such policy was not adopted by Bonanza until its fiscal year beginning after December 31, 2003:

Year ended December 31, 2003	$(540,558)
Nine months ended September 30, 2004	-

(v)
The Company will acquire Fairstar’s 38% interest in the Fenelon gold project and its interest in the Casa Berardi gold projects to be transferred to and held by 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Company with a fair value of $5,460,000 and $300,000 cash to be paid directly to creditors to Fairstar. The amount assigned to mineral properties includes the effect of recording future income tax liabilities of $3,107,808 on the temporary differences arising on the transaction.

	(vi)	Bonanza will pass a resolution to reduce its share capital account to the extent necessary to eliminate its accumulated deficit, assumed to be $18,246,725 as at September 30, 2004.

The estimated fair values of net assets acquired is preliminary and may vary upon the completion of additional valuation procedures.

3.	Share capital: The share capital as at September 30, 2004 in the pro-forma balance sheet is comprised of the following:

	Number
	of shares	Amount

Share capital as per the unaudited consolidated interim financial
statements of Bonanza at September 30, 2004	188,029,350	$42,458,531
Effective share consolidation from the Arrangement (4:1)	(141,022,013)	-
Shares issued on acquisition of Taurus	20,759,838	17,438,264
Shares issued on acquisition of Fairstar’s interests in the
Fenelon and Casa Berardi gold projects	6,500,000	5,460,000
Elimination of accumulated deficit	-	(18,246,725)

	74,267,175	$47,110,070

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

4.	General and administrative expenses: General and administrative expenses include the following:

		International
		Taurus
	American Bonanza	Resources Inc.
	Gold Mining Inc.	Nine months ended
	Nine months ended	September 30, 2004
	September 30, 2004	(note 5)

Foreign exchange loss (gain)	$30,831	$(38,738)
Insurance	95,030	3,416
Legal and accounting	28,195	193,272
Management fees, consulting and salaries	418,172	125,562
Office and administration	23,510	59,582
Public relations and filing expenses	312,412	178,998

	$908,150	$522,092

		International
	American Bonanza	Taurus
	Gold Mining Inc.	Resources Inc.
	Year ended	Year ended
	December 31, 2003	March 31, 2004

Foreign exchange loss (gain)	$(56,152)	$(208,391)
Insurance	45,320	1,640
Legal and accounting	10,968	33,508
Management fees, consulting and salaries	190,909	151,415
Office and administration	34,305	36,025
Public relations and filing expenses	121,720	186,181

	$347,070	$200,378

American Bonanza Gold Corp .
Notes to Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
As at September 30, 2004
Nine months ended
September 30, 2004
Year ended December 31, 2003

5.	Pro-forma income statement: The pro-forma income statement for the nine month period ended September 30, 2004 of Taurus has been aggregated as follows:

	Three months	Six months	Nine months
	ended	ended	ended
	March 31, 2004	September 30, 2004	September 30, 2004
	(i)

Expenses:
Accretion expense	$-	$4,604	$4,604
Amortization	6,132	-	6,132
Exploration	3,500	-	3,500
Foreign exchange	18,723	(57,461)	(38,738)
Insurance	-	3,416	3,416
Interest and penalties	50,224	-	50,224
Legal and accounting	24,471	168,801	193,272
Loss on debt settlement	-	70,003	70,003
Management fees, consulting and salaries	52,320	73,242	125,562
Office and administration	10,725	48,857	59,582
Public relations and filing expenses	75,885	103,113	178,998
Stock-based compensation	853,511	314,793	1,168,304
Write-off of mineral property	89,216	-	89,216
	(1,184,707)	(729,368)	(1,914,075)
Revenue:
Interest and other income	5,134	10,382	15,516

Net loss	$(1,179,573)	$(718,986)	$(1,898,559)

(i)
The results of operations for the three months ended March 31, 2004 were derived by deducting the results of operations for the nine months ended December 31, 2003 from the results of operations for the year ended March 31, 2004.

APPENDIX J

INTERIM ORDER

J-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

FEB 2 2 2005

L050435

No.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

PETITIONERS

and

INTERIM ORDER

BEFORE MASTER	)	TUESDAY, THE 22ND DAY OF
	)	
~~BOLTON~~ SCARTH	)	FEBRUARY, 2005

UPON THE EX-PARTE APPLICATION of American Bonanza Gold Mining Corp. ("Bonanza") and International Taurus Resources Inc. ("Taurus") (together, the "Petitioners"), coming on for hearing at Vancouver, British Columbia, on this 22nd day of February, 2005, and upon reading the Petition herein dated the 21st day of February, 2005 and filed; and upon reading the Affidavit of Giulio Bonifacio sworn the 21st day of February, 2005 and the Affidavit of Donald M. Lay, sworn the 21st day of February, 2005, both of which are filed herein; and upon hearing R. Jennifer Smith, counsel for the Petitioners;

- 2 -

THIS COURT ORDERS THAT:

Meetings Authorized

1. The Petitioner, American Bonanza Gold Mining Corp. ("Bonanza") and the Petitioner, International Taurus Resources Inc. ("Taurus") are each permitted to respectively call, hold and conduct extraordinary general meetings (each a "Meeting" and together the "Meetings") of the holders ("Shareholders") of their class "A" voting common shares and common shares, respectively, ("Shares"), to be held in Vancouver, British Columbia, on or about March 21, 2005, including any adjournments thereof but to be initially convened in any event within 90 days of the date of this Order. The Meetings shall each be held for the purpose of considering and, if deemed appropriate, approving and adopting by way of special resolution (as defined in the *Business Corporations Act* (British Columbia) ("BCA"), with or without variation, a plan of arrangement (the "Arrangement") pursuant to an Arrangement Agreement dated December 21, 2004 as amended on February 21, 2005, which Arrangement is to be effected pursuant to s.291(2) of the BCA. A copy of the Arrangement is attached as Appendix "B" to the Joint Information Circular of the Petitioners (the "Joint Information Circular"), which Arrangement is proposed to be made among the Petitioners and their respective shareholders. A substantially completed draft of the Joint Information Circular is attached as Exhibit "B" to the Affidavit of Giulio Bonifacio, a director of Bonanza, sworn the 21st day of February, 2005 (the "Bonifacio Affidavit").

2. The Meetings shall each be called, held and conducted in accordance with the provisions of the *BCA* and, respectively, the Articles of each of the Petitioners, subject to the terms of the Interim Order.

3. The respective shareholders of 0710882 B.C. Ltd. and American Bonanza Gold Corp. be at liberty to approve the Arrangement by unanimous signed written shareholders' resolution.

Meeting Materials Approved

4. The following documents substantially in the form attached as Exhibits "A", "B" and "C" to the Bonifacio Affidavit:

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Exhibit:

"B" Joint Information Circular of Bonanza and Taurus with attachments including the Interim Order and including also a Notice of Hearing in connection with the Final Order which is intended to be sought from this Court assuming the special resolution of each of the Shareholders of Bonanza and Taurus to approve the Arrangement (the "Arrangement Resolutions") in the form included as a schedule to the Joint Information Circular is duly passed; and

"C" Forms of proxy for use by the Shareholders of each of Bonanza and Taurus at the Meetings;

(collectively referred to as "Meeting Materials"), are hereby approved for use in connection with the Meetings, with such amendments thereto as counsel for the Petitioners may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order.

Only Shareholders to Vote

5. Notwithstanding that other securityholders of the Petitioners may receive notice of the Arrangement and may be entitled to be heard in connection with the Final Order as persons who are affected by the Arrangement, that only the Shareholders of the Petitioners shall be entitled to attend at and vote at the Meetings.

6. The record date for determination of Shareholders entitled to receive a copy of the Meeting Materials and for the Shareholders of each of the Petitioners to vote at the Meeting in compliance with the form and disclosure requirements of the BCA and the *Securities Act* (British Columbia) shall be at the close of business (Pacific Time) on February 14, 2005 (the "Record Date") or such later date as the Petitioners may determine within the requirements of the BCA and securities legislation and provided such date is not inconsistent with this Interim Order.

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Manner of Delivery of Meeting Materials

7. The Meeting Materials, with such amendments or additional documents as counsel for the Petitioners may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, be sent to:

(a) all persons who are registered Shareholders of each of Bonanza and Taurus and to the extent ascertainable with commercially reasonable efforts, all persons who are unregistered Shareholders of each of Bonanza and Taurus, at the close of business on the Record Date, being at least twenty-one (21) clear days prior to the date of the Meetings, excluding the date of mailing, delivery or transmittal, by one or more of the following methods:

(i) for registered Shareholders of each of Bonanza and Taurus, by prepaid ordinary mail, addressed to each Shareholder of each of such Petitioner at its address registered on the relevant security register of such Petitioner and for unregistered Shareholders of such Petitioner, to the brokerages and other intermediaries who respond to the advance search requests to be conducted in the same fashion as would ordinarily be conducted by the Petitioners to communicate with unregistered Shareholders for their annual Shareholders' meetings, respectively;

(ii) by delivery, in person or by courier service, to such Shareholders at their addresses specified in 7(a)(i) above; or

(iii) by facsimile or other electronic transmission to any Shareholder who identifies himself or herself to the satisfaction of the relevant Petitioner and who requests such transmission and, if required by such Petitioner, is prepared to pay the charges for such transmission; and

(b) to the directors and auditors of each of Bonanza and Taurus, by personal delivery or by mailing of the Meeting Materials by prepaid ordinary mail to such persons at least twenty-one (21) days prior to the date of the Meeting;

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and, that compliance with this paragraph 7 shall constitute good and sufficient notice of the Meetings and shall constitute good and sufficient service of the Notice of Hearing of Petition and the Interim Order upon all persons who are entitled to receive such notice of these proceedings and no other form of service need be made and further that such service in the case of mailing or delivery pursuant to paragraph 7(a) of this Interim Order shall be effective on the fifth day after the Notice of Hearing of Petition and this Interim Order are so mailed or delivered as part of the Meeting Materials and in the case of facsimile or electronic transmission service shall be effective upon the day of transmission thereof.

8. Proof of mailing, delivery or facsimile transmission of the Meeting Materials shall be in the form of an Affidavit from the person or persons who cause the Meeting Materials to be mailed, delivered or transmitted, as the case may be, on behalf of each of Bonanza and Taurus.

9. No material other than that contained in the Meeting Materials needs to be provided to the Shareholders of Bonanza and Taurus or to any other person, in respect of these proceedings and, in particular, service of this Petition, and the accompanying affidavits and additional affidavits as may be filed, are hereby dispensed with. Any Shareholder of Bonanza and Taurus or any other person affected by these proceedings who files and delivers to counsel for the Petitioners an appearance herein, shall be entitled to receive all documents filed in these proceeding after the date the appearance is filed and delivered.

10. The accidental omission to give notice of a Meeting, or the non-receipt of such notice by one or more persons to whom such notice is to be given as provided in this Order, shall not invalidate any resolution passed or proceeding taken at a Meeting.

11. Each of Bonanza and Taurus is authorized, at its own expense, to solicit proxies from its Shareholders, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as such Petitioner may determine.

Conduct of Meetings

12. The number of Shares required to be represented in person or by proxy at the Meetings shall be the quorums required by the Articles of Bonanza and Taurus, respectively,

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being at least two Shareholders represented in person or by proxy, in any combination together holding in the case of Bonanza not less than 10% of its issued and outstanding Shares and in the case of Taurus, 5% of its issued and outstanding Shares.

13. The Chairman or the Chief Executive Officer of Bonanza and Taurus, respectively, or such other person as may be appointed in accordance with the Articles of each such Petitioner, respectively, shall preside as the respective Chairman of that Petitioner's Meeting, and, subject to the provisions of the BCA and subject to the provisions of this Order, shall decide all matters relating to the conduct of such Meeting.

14. The Chairman appointed for each of the Meetings may in his or her discretion or at the request of any Shareholder of a Petitioner, direct a vote, by poll, at the Meeting in respect of the "Arrangement Resolutions", with or without variation.

15. The vote of the Shareholders of each of Bonanza and Taurus to adopt the Arrangement Resolution at the respective Meetings will be the affirmative vote of not less than three-quarters of the votes cast by the Shareholders of the respective Petitioners who vote in person or by proxy on the Arrangement Resolutions.

16. The Meetings may be postponed to any date within 90 days of the date hereof without any further direction of this Court. Once commenced, each of the Meetings may be adjourned from time to time and no further notice of such adjournment, or the holding of any adjourned meeting or meetings other than a press release, need be given thereafter unless the period of adjournment is greater than 30 days in which case the Petitioners shall apply to this Court for further direction.

17. The Meetings shall otherwise be conducted in accordance with the provisions of the BCA and the Articles of the respective Petitioners, subject to the terms of this Interim Order.

Dissent Rights

18. The Shareholders of each of the Petitioners, respectively, shall be permitted to dissent with respect of the Arrangement in accordance with the provisions of the Dissenters' Rights contained in Article 3 of the Arrangement which incorporates subsection 238(d) of the

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BCA. Dissenting Shareholders of a Petitioner shall be entitled to receive cash consideration for the sale of their Shares at fair value to that Petitioner as such fair value may be calculated as of the last business day before the relevant Meeting, so long as such dissenting Shareholder does not vote any of his or her Shares of such Petitioner in favour of the Arrangement Resolution, has provided written objection to such Arrangement Resolution and has delivered such written objection to the relevant Petitioner in accordance with the Meeting Materials no later than 48 hours prior to the time fixed for that Petitioner's Meeting, and otherwise complies with the requirements of the Dissenters' Rights and provided that the Arrangement thereafter becomes effective.

Application for Final Order

19. If the Arrangement, with or without variation, is approved and adopted by each Petitioner's Shareholders by passing that Petitioner's Arrangement Resolution then, unless the directors of any of the Petitioners by resolution determine to abandon the Arrangement and subject to all other conditions to the completion of the Arrangement being met or waived, the Petitioners shall be at liberty to apply to this Court on or about March 22, 2005, or at such later date as this Court may on application of the Petitioners direct, for an Order approving the Arrangement and for the purpose of effecting the Arrangement by filing a certified copy of the Order with the Registrar of Companies under the *BCA* or notice thereof, without further notice to the Shareholders or other securityholders of any of the Petitioners.

20. The Petitioners shall not be required to comply with Rule 51A in relation to the hearing for the Final Order approving the Arrangement.

21. Notice of the hearing for the Final Order shall be deemed to have been given:

(a) if the hearing occurs on March 22, 2005, by the inclusion of this Interim Order in the Materials; or

(b) if the hearing is to occur on a date other than March 22, 2005, by the issuance of a press release in accordance with the normal practices of the Petitioners, no less than 2 days prior to the intended hearing date.

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22. The Petitioners, their Shareholders, directors, and auditors all have liberty to apply for such further order or orders as may be appropriate.

BY THE COURT

Deputy District Registrar

APPROVED AS TO FORM:

Counsel for the Petitioners

ENTERED
FEB 2 2 2005
VANCOUVER REGISTRY
VOL 51278 FOL 73

Certified a true copy according to the records of the Supreme Court at Vancouver, B.C.
This 22 day of February 2005

Authorized Signing Officer

APPENDIX K

PROPOSED FORM OF FINAL ORDER

No.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

     AMERICAN BONANZA GOLD MINING CORP.,
INTERNATIONAL TAURUS RESOURCES INC.,
0710882 B.C. LTD. AND AMERICAN BONANZA GOLD CORP.

PETITIONERS

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING AMERICAN BONANZA GOLD MINING CORP.,
INTERNATIONAL TAURUS RESOURCES INC.,
0710882 B.C. LTD. AND AMERICAN BONANZA GOLD CORP.

ORDER

BEFORE THE HONOURABLE	)	«», THE «» DAY OF
)
	)	MARCH, 2005

               UPON THE APPLICATION OF THE PETITIONERS coming on for hearing at the Courthouse, 800 Smithe Street, Vancouver. British Columbia, on the «»day of March, 2005, AND ON HEARING R. Jennifer Smith, counsel for the Petitioners; and [no one appearing on behalf of any shareholders of the Petitioners or other persons affected], although notice to the Shareholders of the Petitioners was given in accordance with the Order of The Honourable Master Scarth, dated February 22, 2005 and Notice of this application having been publicly made; AND UPON READING the Petition herein dated the 22nd day of February, 2005; AND UPON READING the Affidavits of Giulio Bonifacio sworn the 21st day of February, 2005 and the «»day of March, 2005, and the Affidavits of Donald M. Lay sworn the 21st day of February, 2005 and the «»day of March, 2005, all filed herein; AND UPON Notice having been given to the Court by counsel for the Petitioners that this Order of the Court will constitute the basis for an exemption from registration pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the issuance and exchange of securities contemplated in connection with the Arrangement pursuant to the Plan of Arrangement; AND UPON considering the fairness of the terms and conditions of the Arrangement and the transactions contemplated thereunder and the rights and interests of every person affected thereby; AND UPON finding that the terms and conditions of the transactions contemplated by the Arrangement are procedurally and substantively fair to the Shareholders and other securityholders of each of the Petitioners and not

K-1

other persons affected; AND UPON it appearing that the terms and conditions of the Arrangement may be properly approved by this Honourable Court;

               THE COURT DECLARED that the terms and conditions of the Arrangement are both procedurally fair and substantively fair to the Petitioners and their respective Shareholders who will participate in the Arrangement.

               THIS COURT ORDERS THAT:

1.            the Arrangement as set forth in the Plan of Arrangement as amended involving the Petitioners, and their shareholders and other securityholders, a copy of which is attached as Schedule “A” hereto, be and the same is hereby approved pursuant to the provisions of s.291(4) of the Business Corporations Act, S.B.C. 2002, C.57, as amended;

2.            all transactions contemplated by the Arrangement as set forth in the Plan of Arrangement be approved and declared to be substantively and procedurally fair to the Petitioners’ shareholders and other securityholders;

3.            upon the acceptance for filing of a certified copy of the within Order by the Registrar of Companies, the Arrangement shall be binding upon the Petitioners and their respective shareholders and other securityholders; and

4.            that the Petitioners have liberty to apply for such further Order or Orders as may be appropriate.

BY THE COURT

Deputy District Registrar

APPROVED AS TO FORM:

Counsel for the Petitioners

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APPENDIX L

DISSENT RIGHTS

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

DIVISION 2 -- DISSENT PROCEEDINGS

Definitions and application

237     (1)           In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)           in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)           in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)           in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)           This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)           the court orders otherwise, or

(b)           in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238      (1)           A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)           under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)           under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)           under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)           in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)           under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)           under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)           in respect of any other resolution, if dissent is authorized by the resolution;

(h)           in respect of any court order that permits dissent.

(2)           A shareholder wishing to dissent must

(a)           prepare a separate notice of dissent under section 242 for

(i)           the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)          each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)           identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)           dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)           Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)           dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)           cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239       (1)           A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)           A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)           provide to the company a separate waiver for

(i)           the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)          each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)           identify in each waiver the person on whose behalf the waiver is made.

             (3)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)           the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)           any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

              (4)           If the shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240       (1)           If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)           a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

             (2)           If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)           a statement advising of the right to send a notice of dissent.

             (3)           If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)           a copy of the resolution,

(b)           a statement advising of the right to send a notice of dissent, and

(c)           if the resolution has passed, notification of that fact and the date on which it was passed.

              (4)           Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241           If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)           a copy of the entered order, and

(b)           a statement advising of the right to send a notice of dissent.

Notice of dissent

242       (1)           A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)           if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)           if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)           if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)           the date on which the shareholder learns that the resolution was passed, and

(ii)          the date on which the shareholder learns that the shareholder is entitled to dissent.

             (2)           A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)           on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)           if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

             (3)           A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)           within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)           if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

             (4)           A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)           if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)           if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)           the names of the registered owners of those other shares,

(ii)          the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)         a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)           if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)           the name and address of the beneficial owner, and

(ii)          a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

             (5)           The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243        (1)           A company that receives a notice of dissent under section 242 from a dissenter must,

(a)           if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)           the date on which the company forms the intention to proceed, and

(ii)          the date on which the notice of dissent was received, or

(b)          if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

             (2)           A notice sent under subsection (1) (a) or (b) of this section must

(a)           be dated not earlier than the date on which the notice is sent,

(b)           state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)           advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244        (1)           A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)           a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)           the certificates, if any, representing the notice shares, and

(c)           if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

             (2)           The written statement referred to in subsection (1) (c) must

(a)           be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)           set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)           the names of the registered owners of those other shares,

(ii)          the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)         that dissent is being exercised in respect of all of those other shares.

             (3)           After the dissenter has complied with subsection (1),

(a)           the dissenter is deemed to have sold to the company the notice shares, and

(b)           the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

             (4)           Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

             (5)           Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

             (6)           A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245       (1)           A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)           promptly pay that amount to the dissenter, or

(b)           if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

             (2)           A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)           determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)           join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)           make consequential orders and give directions it considers appropriate.

             (3)           Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)           pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)           if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

            (4)           If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)          the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)           if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

            (5)           A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)           the company is insolvent, or

(b)           the payment would render the company insolvent.

Loss of right to dissent

246           The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)           the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)           the resolution in respect of which the notice of dissent was sent does not pass;

(c)           the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)           the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)           the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)           a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)           with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)           the notice of dissent is withdrawn with the written consent of the company;

(i)           the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247           If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)           the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)           the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)           the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX M

BONANZA CHANGE OF AUDITOR REPORTING PACKAGE

Bonanza

NOTICE OF CHANGE OF AUDITOR

TO:                       Tony M. Ricci, Inc., Chartered Accountants
AND TO:              KPMG LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on February 11, 2005 that:

(a)           The resignation of Tony M. Ricci Inc., Chartered Accountants, on February 11, 2005, as auditor of the Company be accepted, and

(b)           KPMG LLP, Chartered Accountants, be appointed as auditor of the Company to be effective February 12, 2005, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

(a)           Tony M. Ricci Inc. was asked to resign as auditor of the Company to facilitate the appointment of KPMG LLP, an international firm of chartered accountants;

(b)           Tony M. Ricci Inc. has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Tony M. Ricci Inc. issued an audit report in respect of the Company and the date of this Notice;

(c)           the resignation of Tony M. Ricci Inc. and appointment of KPMG LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

(d)           in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Tony M. Ricci Inc. issued an audit report in respect of the Company and the date of this Notice; and

American Bonanza Gold Mining Corp.
Suite 1606-675 West Hastings
Street Vancouver, BC V6B 1N2

(e)           the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 11th day of February, 2005.

AMERICAN BONANZA GOLD MINING CORP.

Signed “Giulio T. Bonifacio”
Per:       _______________________________
              Giulio T. Bonifacio
               Executive Vice-President and
               Chief Financial Officer

Tony M. Ricci Inc.
Chartered Accountant	Suite 1304 925 West Georgia St. Vancouver, B.C. V6C 3L2 Tel: (604) 669-3013 Fax: (604) 669-3015

February 11, 2005

American Bonanza Gold Mining Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Attention: Giulio T. Bonifacio, Executive Vice President & CFO

Dear Sirs/Mesdames:

I hereby submit my resignation as auditor of American Bonanza Gold Mining Corp. (the “Company”) effective today. No reportable event, as defined in National Instrument No. 51-102 of the Continuous Disclosure Obligations, has arisen from my engagement as auditor of the Company.

Yours very truly,

TONY M. RICCI INC.

“Tony M. Ricci Inc.”

Tony M. Ricci Inc.
Chartered Accountant	Suite 1304 925 West Georgia St. Vancouver, B.C. V6C 3L2 Tel: (604) 669-3013 Fax: (604) 669-3015

February 11, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Compliance Branch, Capital Markets Regulation Division

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Attention: Executive Director

Ontario Securities Commission
Suite 800
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Corporate Finance Department

Dear Sirs/Mesdames:

Change of Auditor of American Bonanza Gold Mining Corp. (the “Company”)

I acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated February 11, 2005 given by the Company to myself and KPMG LLP.

Based on my information as of this date, I agree with the statements set out in the Notice.

Yours truly,

TONY M. RICCI INC.

“Tony M. Ricci Inc.”

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2

Attention: Compliance Branch, Capital Markets Regulation Division

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary AB T2P 3C4

Attention: Executive Director

Ontario Securities Commission
Suite 800
20 Queen Street West
Toronto ON M5H 3S8

Attention: Corporate Finance Department

February 11, 2005

Dear Sirs/Mesdames

Change of Auditor of American Bonanza Gold Mining Corp. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated February 11, 2005 given by the Company to ourselves and Tony M. Ricci Inc.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours very truly

/s/ KPMG LLP

Chartered Accountants

Guy Elliott
Partner
604 691-3126

KPMG LLP, Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative